Exhibit 99.1

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

WOORI FINANCIAL GROUP INC.

Page(s)

Independent Auditor’s Report	1-4

Consolidated Financial Statements	5

Consolidated Statements of Financial Position	6

Consolidated Statements of Comprehensive Income	7-8

Consolidated Statements of Changes in Equity	9

Consolidated Statements of Cash Flows	10-11

Notes to the Consolidated Financial Statements	12-232

Independent Auditor’s Report on Internal Control over Financial Reporting for Consolidation Purposes	233-234

Operating Status Report of Internal Control over Financial Reporting	235-242

Independent Auditor’s Report

Based on a report originally issued in Korean

To the Board of Directors and Shareholders of

Woori Financial Group Inc.

Opinion

We have audited the consolidated financial statements of Woori Financial Group Inc. and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the Group’s Internal Control over Financial Reporting (“ICFR”) for consolidation purposes as of December 31, 2025, based on the criteria established in Conceptual Framework for Designing and Operating Internal Control over Financial Reporting issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea, and our report dated March 5, 2025 expressed an unmodified opinion on the effectiveness of the Group’s internal control over financial reporting for consolidation purposes.

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matter

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements as of and for the year ended December 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Assessment of the allowance for credit losses for loans

As discussed in Note 10 to the consolidated financial statements, the Group recognized an allowance for credit losses using the expected credit loss (ECL) impairment model for loans at amortized cost amounting to KRW 3,357,625 million as of December 31, 2025. ECL allowances are measured at amounts equal to either (i) 12-month ECL; or (ii) lifetime ECL for those loans that have experienced a significant increase in credit risk (SICR) since initial recognition or are impaired. The Group measures ECL allowances on an individual basis for individually significant corporate loans which have had SICR or have become impaired. The allowance for credit losses for all other loans is measured on a collective basis. For these loans, the Group measures ECL by estimating the probability of default (PD), the loss given default (LGD) as well as the future economic forecast information. For the incorporation of future economic forecast information, the Group uses various information to select a model and this involves a high level of judgment by the Group. For corporate loans, the Group’s credit rating of the borrower is used in the determination of the PDs. The Group uses quantitative and qualitative factors to determine the credit rating of the borrower and the evaluation of the qualitative factors involves a high level of judgment by the Group.

We identified the following risk as a key audit matter, considering the likelihood of errors, the level of involvement of management judgement, and risk of material misstatement.

-	Risk that the allowance for credit losses which is measured on a collective basis is misstated due to error or fraud in the manner in which future economic forecast information is incorporated.

-

Risk that the allowance for credit losses which is measured on a collective basis is misstated due to error or fraud in the evaluation of the qualitative factors which is used for determining the internal credit ratings of corporate loans.

The following are the primary procedures we performed to address this key audit matter:

-

We evaluated the design and tested the operating effectiveness of certain internal controls related to: (i) the assessment of qualitative factors in the process of determining the Group’s credit rating of corporate loans; and (ii) the assessment of the appropriateness of the model selection process to incorporate future economic forecast information

-	We checked whether, for a sample of corporate loans with ECL measured on a collective basis, the Group’s policy was applied in the credit rating process

-

We involved credit risk professionals with specialized skills and knowledge, who assisted in: (i) using statistical methods to analyze the correlation between the future economic forecast information and PDs and LGDs; (ii) assessing the reasonableness of the rationale for the selection of the final model by checking the appropriateness and the reasonableness of the model selection criteria by statistically; and (iii) checking the accuracy of the PDs and LGDs which incorporated future economic forecast information by a recalculation.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Jae-Beom Choi.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2026

This report is effective as of March 4, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

The accompanying consolidated financial statements including all footnote disclosures were prepared by, and are the responsibility of, the management of Woori Financial Group Inc.

Jong Yong Yim

President and Chief Executive Officer

Main Office Address: (Address) 51, Sogong-ro, Jung-gu, Seoul

         (Phone Number)    02-2125-2000

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025	December 31, 2024
	(Korean Won in millions)
ASSETS
Cash and cash equivalents (Note 7)	38,499,679	27,281,123
Financial assets at fair value through profit or loss (“FVTPL”) (Notes 4,8,12,13,19, and 29)	34,245,475	25,202,672
Financial assets at fair value through other comprehensive income (“FVTOCI”) (Notes 4,9,12,13, and 19)	83,499,522	43,797,745
Securities at amortized cost (Notes 4,10,12,13, and 19)	18,707,459	19,203,177
Loans and other financial assets at amortized cost (Notes 4,11,12,13,19, and 45)	412,495,783	398,471,816
Investments in joint ventures and associates (Note 14)	2,080,008	1,748,810
Reinsurance contract assets (Note 25)	620,207	—
Investment properties (Notes 15 and 19)	998,854	450,788
Premises and equipment (Notes 16 and 19)	3,780,817	3,370,585
Intangible assets (Note 17)	1,056,647	1,091,402
Assets held for sale (Note 18)	168,491	73,989
Net defined benefit asset (Note 27)	20,558	146,109
Current tax assets (Note 42)	228,229	61,613
Deferred tax assets (Note 42)	413,649	72,937
Derivative assets (Designated for hedging) (Notes 4,12,13, and 29)	217,180	175,191
Other assets (Notes 20 and 45)	4,424,728	4,605,363

Total assets	601,457,286	525,753,320

LIABILITIES
Financial liabilities at fair value through profit or loss (“FVTPL”) (Notes 4,12,13,21, and 29)	6,356,934	9,896,597
Deposits due to customers (Notes 4,12,22, and 45)	376,580,845	366,821,156
Borrowings (Notes 4,7,12,13, and 23)	34,183,267	30,117,031
Debentures (Notes 4,7,12, and 23)	55,583,392	48,207,103
Insurance contract liabilities (Note 24)	45,573,864	—
Reinsurance contract liabilities (Note 25)	184,792	—
Investment contract liabilities (Notes 4,5, and 12)	3,433,611	—
Provisions (Notes 26,44, and 45)	790,733	611,428
Net defined benefit liability (Note 27)	115,091	5,424
Current tax liabilities (Note 42)	723,368	127,126
Deferred tax liabilities (Note 42)	504,828	858,822
Derivative liabilities (Designated for hedging) (Notes 4,12,13, and 29)	615,361	102,815
Other financial liabilities (Notes 4,7,12,13,28, and 45)	38,118,058	32,314,051
Other liabilities (Notes 6,28, and 45)	833,894	796,498

Total liabilities	563,598,038	489,858,051

EQUITY
Owners’ equity (Note 30)
Capital stock	3,802,676	3,802,676
Hybrid securities	3,710,498	3,810,435
Capital surplus	933,436	934,100
Other equity	(1,219,327)	(1,400,885)
Retained earnings	28,790,056	26,950,510

	36,017,339	34,096,836

Non-controlling interests	1,841,909	1,798,433

Total equity	37,859,248	35,895,269

Total liabilities and equity	601,457,286	525,753,320

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
	(Korean Won in millions)
Interest income	21,188,743	22,013,341
Financial assets at FVTPL	303,458	236,793
Financial assets at FVTOCI	1,866,114	1,281,642
Financial assets at amortized cost	19,009,985	20,494,906
Insurance finance (Note 36)	9,186	—
Interest expense	(12,157,974)	(13,127,005)
Financial liabilities at amortized cost	(11,401,953)	(13,127,005)
Insurance finance (Note 36)	(756,021)	—

Net interest income (Notes 12, 32 and 45)	9,030,769	8,886,336
Fees and commissions income	3,017,771	2,874,216
Fees and commissions expense	(857,367)	(788,046)

Net fees and commissions income (Notes 12, 33 and 45)	2,160,404	2,086,170
Dividend income (Notes 12, 34 and 45)	484,465	310,320
Insurance income	1,042,497	—
Insurance	1,005,778	—
Reinsurance	36,719	—
Insurance service expense	(938,626)	—
Insurance service	(901,614)	—
Reinsurance service	(37,012)	—
Net insurance income (Note 35)	103,871	—
Other insurance finance income and expenses (Note 36)	(378,130)	—
Net gain on financial instruments at FVTPL (Notes 12, 37 and 45)	725,939	1,492,783
Net gain on financial assets at FVTOCI (Notes 12 and 38)	130,620	96,620
Net gain arising on financial assets at amortized cost (Note 12)	107,667	286,885
Impairment losses due to credit loss (Notes 39 and 45)	(2,102,814)	(1,716,295)
General and administrative expense (Notes 40 and 45)	(5,179,621)	(4,468,973)
Other net operating expense (Notes 12, 29, 40 and 45)	(1,408,362)	(2,718,656)

Operating income	3,674,808	4,255,190
Share of gain of joint ventures and associates (Note 14)	98,660	76,265
Other non-operating income (expense)	316,698	(108,608)

Non-operating income (expenses) (Note 41)	415,358	(32,343)
Net income before income tax expense	4,090,166	4,222,847
Income tax expense (Note 42)	(862,658)	(1,051,378)
Net income	3,227,508	3,171,469

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (CONTINUED)

	2025	2024
	(Korean Won in millions)
Net gain (loss) on valuation of equity securities at FVTOCI	100,259	(138,097)
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	(74)	1,348
Changes in capital due to equity method	(957)	(1,663)
Remeasurement loss related to defined benefit liabilities	(8,681)	(61,929)

Items that will not be reclassified to profit or loss:	90,547	(200,341)

Net gain (loss) on valuation of debt securities at FVTOCI	(1,421,826)	172,155
Changes in capital due to equity method	(1,378)	(3,704)
Net gain (loss) on foreign currency translation of foreign operations	(116,405)	522,845
Net gain (loss) on valuation of hedges of net investments in foreign operations	22,319	(114,827)
Net gain (loss) on valuation of cash flow hedge	(167,670)	6,591
Net financial gain on insurance contract assets (liabilities)	1,786,814	—
Net financial loss on reinsurance contract assets (liabilities)	(15,631)	—

Items that may be reclassified to profit or loss:	86,223	583,060
Other comprehensive income, net of tax	176,770	382,719
Total comprehensive income	3,404,278	3,554,188

Net income attributable to:	3,227,508	3,171,469
Net income attributable to owners	3,124,346	3,085,995
Net income attributable to non-controlling interests	103,162	85,474
Total comprehensive income attributable to:	3,404,278	3,554,188
Comprehensive income attributable to owners	3,251,616	3,454,620
Comprehensive income attributable to non-controlling interests	152,662	99,568
Earnings per share (Note 43)
Basic and diluted earnings per share (Unit: In Korean Won)	4,052	3,950

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	Capital Stock	Hybrid securities	Capital surplus	Other equity	Retained earnings	Owners’ equity in total	Non-controlling interests	Total equity
	(Korean Won in millions)
January 1, 2024	3,802,676	3,611,129	935,563	(1,668,957)	24,986,470	31,666,881	1,730,609	33,397,490
Total comprehensive income
Net income	—	—	—	—	3,085,995	3,085,995	85,474	3,171,469
Net gain (loss) on valuation of financial instruments at FVTOCI	—	—	—	34,203	—	34,203	(145)	34,058
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	(53,460)	53,460	—	—	—
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	1,348	—	1,348	—	1,348
Changes in capital due to equity method	—	—	—	(5,357)	(10)	(5,367)	—	(5,367)
Gain on foreign currency translation of foreign operations	—	—	—	508,631	—	508,631	14,214	522,845
Loss on valuation of hedges of net investments in foreign operations	—	—	—	(114,827)	—	(114,827)	—	(114,827)
Gain on valuation of cash flow hedge	—	—	—	6,591	—	6,591	—	6,591
Remeasurement gain related to defined benefit liabilities	—	—	—	(61,954)	—	(61,954)	25	(61,929)
Transactions with owners
Dividends to common stocks	—	—	—	—	(878,330)	(878,330)	(3,829)	(882,159)
Changes in treasury stocks	—	—	733	3,832	(136,688)	(132,123)	—	(132,123)
Issuance of hybrid securities	—	1,196,850	—	—	—	1,196,850	757,970	1,954,820
Dividends to hybrid securities	—	—	—	—	(158,682)	(158,682)	(76,249)	(234,931)
Redemption of hybrid securities	—	(997,544)	—	(52,199)	—	(1,049,743)	(658,470)	(1,708,213)
Changes in subsidiaries’ capital	—	—	12,256	1,264	(1,693)	11,827	(9,709)	2,118
Changes in non-controlling interests related to business combinations	—	—	(1,148)	—	—	(1,148)	5,599	4,451
Others	—	—	(13,304)	—	(12)	(13,316)	(47,056)	(60,372)

December 31, 2024	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269

January 1, 2025	3,802,676	3,810,435	934,100	(1,400,885)	26,950,510	34,096,836	1,798,433	35,895,269
Total comprehensive income
Net income	—	—	—	—	3,124,346	3,124,346	103,162	3,227,508
Net loss on valuation of financial instruments at FVTOCI	—	—	—	(1,168,408)	—	(1,168,408)	(153,159)	(1,321,567)
Net gain (loss) due to disposal of equity securities at FVTOCI	—	—	—	1,319	(1,319)	—	—	—
Net loss on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	—	—	(74)	—	(74)	—	(74)
Changes in capital due to equity method	—	—	—	(2,335)	—	(2,335)	—	(2,335)
Loss on foreign currency translation of foreign operations	—	—	—	(107,013)	—	(107,013)	(9,392)	(116,405)
Gain on valuation of hedges of net investments in foreign operations	—	—	—	22,319	—	22,319	—	22,319
Loss on valuation of cash flow hedge	—	—	—	(130,513)	—	(130,513)	(37,157)	(167,670)
Remeasurement gain related to defined benefit liabilities	—	—	—	(10,774)	—	(10,774)	2,093	(8,681)
Net financial gain on insurance contract assets (liabilities)	—	—	—	1,534,529	—	1,534,529	252,285	1,786,814
Net financial loss on reinsurance contract assets (liabilities)	—	—	—	(10,461)	—	(10,461)	(5,170)	(15,631)
Transactions with owners
Dividends to common stocks	—	—	—	—	(927,296)	(927,296)	(1,414)	(928,710)
Changes in treasury stocks	—	—	2	—	(150,000)	(149,998)	—	(149,998)
Issuance of hybrid securities	—	797,841	—	—	—	797,841	—	797,841
Dividends to hybrid securities	—	—	—	—	(150,059)	(150,059)	(100,129)	(250,188)
Redemption of hybrid securities	—	(897,778)	—	771	—	(897,007)	(644,777)	(1,541,784)
Transfer of redemption loss of hybrid securities to retained earnings	—	—	—	2,456	(2,456)	—	—	—
Changes in subsidiaries’ capital	—	—	225	49,742	(49,742)	225	(225)	—
Changes in non-controlling interests related to business combinations	—	—	—	—	—	—	643,304	643,304
Others	—	—	(891)	—	(3,928)	(4,819)	(5,945)	(10,764)

December 31, 2025	3,802,676	3,710,498	933,436	(1,219,327)	28,790,056	36,017,339	1,841,909	37,859,248

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024

	2025	2024
	(Korean Won in millions)
Cash flows from operating activities:
Net income	3,227,508	3,171,469
Adjustments to net income:
Income tax expense	862,658	1,051,378
Interest income	(21,188,743)	(22,013,341)
Interest expense	12,157,974	13,127,005
Dividend income	(484,465)	(310,320)

	(8,652,576)	(8,145,278)

Additions of expenses not involving cash outflows:
Insurance service expense	938,626	—
Other insurance finance expense	378,535	—
Loss on financial assets at FVTOCI	30,357	4,611
Impairment loss due to credit loss	2,102,814	1,716,295
Loss on other provisions	132,442	41,938
Retirement benefit	187,514	129,029
Depreciation and amortization	1,250,606	1,163,799
Loss on foreign currency translation	—	1,177,859
Loss on derivatives (designated for hedge)	624,781	24,252
Loss on fair value hedge	92,138	64,571
Loss on valuation of investments in joint ventures and associates	24,035	19,911
Loss on disposal of investments in joint ventures and associates	1,874	532
Loss on disposal of premises and equipment, intangible assets and other assets	3,475	2,233
Impairment loss on premises and equipment, intangible assets and other assets	86,354	3,627
Other loss	—	10,887
Other operating expenses	1,015	9,509

	5,854,566	4,369,053

Deductions of income not involving cash inflows:
Insurance income	1,042,497	—
Other insurance finance income	405	—
Gain on financial assets at FVTPL	924,792	1,299,919
Gain on financial assets at FVTOCI	160,977	101,231
Gain on other provisions	691	10,026
Gain on foreign currency translation	784,525	—
Gain on derivatives (designated for hedge)	251,270	192,000
Gain on fair value hedge	16,141	25,469
Gain on valuation of investments in joint ventures and associates	122,695	96,176
Gain on disposal of investments in joint ventures and associates	7,507	19,642
Gain on disposal of premises and equipment, intangible assets and other assets	45,823	7,064
Reversal of impairment loss on premises and equipment, intangible assets and other assets	971	147
Bargain purchase gain	581,010	—

	3,939,304	1,751,674

Changes in operating assets and liabilities:
Reinsurance contract assets	33,600	—
Financial instruments at FVTPL	988,108	1,594,646
Loans and other financial assets at amortized cost	(8,369,230)	(21,703,969)
Other assets	(680,841)	(1,254,513)
Insurance contract liabilities	(130,431)	—
Reinsurance contract liabilities	(32,097)	—
Investment contract liabilities	(104,735)	—
Deposits due to customers	13,839,807	3,411,535
Provisions	1,666	(203,770)
Net defined benefit liability	14,200	(120,782)
Other financial liabilities	3,640,406	4,806,822
Other liabilities	24,815	(9,173)

	9,225,268	(13,479,204)

(Continued)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2025 AND 2024 (CONTINUED)

	2025	2024
	(Korean Won in millions)
Interest income received	20,564,072	22,304,745
Interest expense paid	(12,410,911)	(12,483,982)
Dividends received	482,764	310,341
Income tax paid	(708,996)	(424,770)

	7,926,929	9,706,334

Net cash inflow (outflow) from operating activities	13,642,391	(6,129,300)

Cash flows from investing activities:
Net cash out-flows from hedging activities	(34,199)	—
Net cash in-flows (out-flows) from obtaining control	(778,468)	2,008
Disposal of financial instruments at FVTPL	19,103,867	11,659,750
Acquisition of financial instruments at FVTPL	(20,087,654)	(11,111,809)
Disposal of financial assets at FVTOCI	35,153,473	26,921,313
Acquisition of financial assets at FVTOCI	(43,073,556)	(31,718,677)
Redemption of securities at amortized cost	5,900,990	7,634,677
Acquisition of securities at amortized cost	(5,312,962)	(2,586,171)
Cash outflows from changes in subsidiaries	(120,121)	(674,625)
Disposal of investments in joint ventures and associates	431,389	1,253,301
Acquisition of investments in joint ventures and associates	(757,496)	(979,480)
Disposal of investment properties	4,750	64,926
Acquisition of investment properties	(736)	—
Disposal of premises and equipment	37,626	10,730
Acquisition of premises and equipment	(325,952)	(221,856)
Disposal of intangible assets	3,344	4,596
Acquisition of intangible assets	(180,481)	(190,126)
Disposal of assets held for sale	115,094	23,909
Net decrease of other assets	40,489	(126,765)

Net cash outflow from investing activities	(9,880,603)	(34,299)

Cash flows from financing activities:
Net cash out-flows from hedging activities	17,231	(25,442)
Net increase (decrease) in borrowings	4,392,369	(3,011,120)
Issuance of debentures	37,210,706	41,067,565
Redemption of debentures	(31,611,225)	(35,473,345)
Redemption of lease liabilities	(251,559)	(238,770)
Net increase (decrease) of other liabilities	(41)	(17,690)
Acquisition of treasury stocks	(150,000)	(136,699)
Disposal of treasury stocks	—	4,834
Dividends paid	(927,296)	(878,330)
Issuance of hybrid securities	797,841	1,954,820
Redemption of hybrid securities	(1,541,088)	(1,726,936)
Dividends paid to hybrid securities	(250,188)	(234,931)
Dividends paid to non-controlling interest	(1,414)	(3,829)
Changes in non-controlling interests	—	(41,375)
Net increase in non-controlling equity liabilities	—	6,589

Net cash inflow from financing activities	7,685,336	1,245,341

Effects of exchange rate changes on cash and cash equivalents	(228,568)	1,642,763
Net increase (decrease) in cash and cash equivalents	11,218,556	(3,275,495)
Cash and cash equivalents, beginning of the period	27,281,123	30,556,618

Cash and cash equivalents, end of the Period (Note 7)	38,499,679	27,281,123

The accompanying notes are part of these consolidated financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

1.	GENERAL

(1)	Summary of the Parent company

Woori Financial Group, Inc. (hereinafter referred to as the “Parent company”) is primarily aimed at controlling subsidiaries that operate in the financial industry or those that are closely related to the financial industry through the ownership of shares and was established on January 11, 2019 under the Financial Holding Company Act through the comprehensive transfer with shareholders of Woori Bank (hereinafter referred to as the “Bank”), Woori FIS Co., Ltd., Woori Finance Research Institute Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd. and Woori Private Equity Asset Management Co. Ltd. The headquarters of the Parent company is located at 51, Sogong-ro, Jung-gu, Seoul, Korea, and the capital stock is 3,802,676 million Won. The Parent company’s stocks were listed on the Korea Exchange on February 13, 2019, and its American Depository Shares (“ADS”) are also being traded as the underlying common stock on the New York Stock Exchange since the same date.

The details of stock transfer between the Parent company and subsidiaries as of Incorporation are as follows (Unit: Number of shares)

Stock transfer company	Total number of issued shares	Exchange ratio per share	Number of Parent company’s stocks
Woori Bank	676,000,000	1.0000000	676,000,000
Woori FIS Co., Ltd.	4,900,000	0.2999708	1,469,857
Woori Finance Research Institute Co., Ltd.	600,000	0.1888165	113,289
Woori Credit Information Co., Ltd.	1,008,000	1.1037292	1,112,559
Woori Fund Service Co., Ltd.	2,000,000	0.4709031	941,806
Woori Private Equity Asset Management Co., Ltd.	6,000,000	0.0877992	526,795

As of August 1, 2019, the Parent company acquired a 73% interest in Tongyang Asset Management Co., Ltd. and changed the name to Woori Asset Management Corp. Also, as of August 1, 2019, the Parent company gained 100% control of ABL Global Asset Management Co., Ltd., added it as a consolidated subsidiary and changed the name to Woori Global Asset Management Co., Ltd. on December 6, 2019.

The Parent company paid 598,391 million Won in cash and 42,103,377 new shares of the Parent company to acquire 100% interest of Woori Card Co., Ltd. from its subsidiary, Woori Bank, on September 10, 2019. On the same date, the Parent company also acquired 59.8% interest of Woori Investment Bank Co., Ltd. from Woori Bank with 392,795 million Won in cash.

As of December 30, 2019, the Parent company acquired 67.2% interest (excluding treasury stocks, 51% interest including treasury stocks) in Woori Asset Trust Co., Ltd. (formerly Kukje Asset Trust Co., Ltd.) and added it as a consolidated subsidiary at the end of 2019. As of March 31, 2023, it acquired an additional 28.1% interest (excluding treasury stock, 21.3% in the case of including treasury stock).

The Parent company acquired 76.8% (excluding treasury stocks, 74.0% interest including treasury stocks) interest in Woori Financial Capital Co., Ltd. (formerly Aju Capital Co., Ltd.) on December 10, 2020. In addition, as of April 15, 2021, the Parent company acquired 13.3% interest (excluding treasury stock, 12.9% when including treasury stock) in Woori Financial Capital Co., Ltd., and as of May 24, 2021, the Parent company additionally acquired treasury stock (3.6%) which Woori Financial Capital Co., Ltd. possessed.

The Parent company paid 113,238 million Won in cash to acquire 100% interest of Woori Savings Bank from its subsidiary, Woori Financial Capital Co., Ltd., on March 12, 2021.

As of August 10, 2021, the Parent company paid 5,792,866 new shares of the Parent company to the shareholders of Woori Financial Capital Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (9.5%) of Woori Financial Capital Co., Ltd., to make it a wholly owned subsidiary.

As of January 7, 2022, the Parent company established Woori Financial F&I Co., Ltd., an investment company for non-performing loans and restructuring companies (100% interest, 200 billion Won in stock payments) and included it as a subsidiary.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

As of March 23, 2023, the Parent company acquired a 53.9% interest (excluding treasury stocks, 52.0% interest including treasury stocks) in Woori Venture Partners Co., Ltd. (formerly Daol Investment Co., Ltd.), and added it as a consolidated subsidiary. As of May 30, 2023, the Parent company additionally acquired treasury stock (3.5%) which Woori Venture Partners Co., Ltd. possessed.

As of August 8, 2023, the Parent company paid 22,541,465 new shares of the Parent company to the shareholders of Woori Investment Bank Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (41.3%) of Woori Investment Bank Co., Ltd., to make it a wholly owned subsidiary. In addition, on the same day, the Parent company paid 9,933,246 new shares of the Parent company to the shareholders of Woori Venture Partners Co., Ltd. (excluding the Parent company) through comprehensive stock exchange and acquired residual interest (44.5%) of Woori Venture Partners Co., Ltd., to make it a wholly owned subsidiary.

On January 29, 2024, the Parent company’s percentage of ownership in Woori Asset Management Corp. after the merger between Woori Asset Management Corp. (the surviving company) and Woori Global Asset Management Co., Ltd. (the merged company) is 77.5%. On March 29, 2024, the Parent company acquired the remaining shares (22.5%) of Woori Asset Management Corp., pursuant to which Woori Asset Management Corp. became a wholly-owned subsidiary of the parent company.

On March 25, 2024, the Parent company participated in the capital increase amount and acquired the 1,062,045 shares (96.7% after acquiring shares, 79.4% including treasury shares) of Woori Asset Trust Co., Ltd. Additionally, on March 29, 2024, Woori Asset Trust Co., Ltd. conducted a complete retirement of its 738,000 treasury shares. In addition, as of April 8, 2024, the Parent company additionally acquired minority interests (2.0%) of Woori Asset Trust Co., Ltd. As of November 19, 2024, the Parent company additionally acquired minority interests (0.9%) of Woori Asset Trust Co., Ltd.

On August 1, 2024, The Parent company owned 97.1% interest in merged securities firm as a result of merger between Korea Foss Securities (the surviving company) and Woori Investment Bank Co., Ltd. (dissolution company), and acquired an additional 2.3% out of the remaining interest. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

On July 1, 2025, the Parent company acquired 77.9% of the shares (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd. and included them as subsidiaries.

On July 31, 2025, the Parent company acquired the remaining shares (0.4%) of Woori Asset Trust Co., Ltd., pursuant to which Woori Asset Trust Co., Ltd. became a wholly-owned subsidiary of the parent company.

On November 28, 2025, the Parent Company acquired an additional (0.20%) minority interest in Woori Investment Securities Co., Ltd. As of December 19, 2025, the Parent Company additionally acquired (0.10%) of the treasury shares held by Woori Investment Securities Co., Ltd., as well as an additional (0.20%) minority interest.

(2)	Details of the Parent company and subsidiaries (hereinafter ‘Group’) as of December 31, 2025 and 2024 are as follows:

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Held by Woori Financial Group Inc.
Woori Bank	Bank	100.0	100.0	Korea	December 31
Tongyang Life Insurance Co., Ltd. (*1)	Life insurance	77.9	—	Korea	December 31
Woori Card Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Financial Capital Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Investment Securities Co., Ltd. (*1)	Securities brokerage	99.9	99.5	Korea	December 31
ABL Life Insurance Co., Ltd. (*1)	Life insurance	100.0	—	Korea	December 31
Woori Asset Trust Co., Ltd.	Real estate trust	100.0	99.6	Korea	December 31
Woori Savings Bank	Mutual saving bank	100.0	100.0	Korea	December 31
Woori Financial F&I Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Asset Management Corp. (*1)	Finance	100.0	100.0	Korea	December 31
Woori Venture Partners	Other financial services	100.0	100.0	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Woori Private Equity Asset Management Co., Ltd.	Finance	100.0	100.0	Korea	December 31
Woori Credit Information Co., Ltd.	Credit information	100.0	100.0	Korea	December 31
Woori Fund Service Co., Ltd.	Financial support service business	100.0	100.0	Korea	December 31
Woori FIS Co., Ltd.	System software development & maintenance	100.0	100.0	Korea	December 31
Woori Finance Research Institute Co., Ltd.	Other service business	100.0	100.0	Korea	December 31
Held by Woori Bank
Woori America Bank	Finance	100.0	100.0	America	December 31
Woori Global Markets Asia Limited	Finance	100.0	100.0	Hong Kong	December 31
Woori Bank China Limited	Finance	100.0	100.0	China	December 31
AO Woori Bank (*7)	Finance	100.0	100.0	Russia	December 31
PT Bank Woori Saudara Indonesia 1906 Tbk	Finance	90.8	90.8	Indonesia	December 31
Banco Woori Bank do Brasil S.A.	Finance	100.0	100.0	Brazil	December 31
Korea BTL Infrastructure Fund	Finance	99.9	99.9	Korea	December 31
Woori Finance Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
Wealth Development Bank	Finance	51.0	51.0	Philippines	December 31
Woori Bank Vietnam Limited	Finance	100.0	100.0	Vietnam	December 31
Woori Bank (Cambodia) PLC	Finance	100.0	100.0	Cambodia	December 31
Woori Bank Europe	Finance	100.0	100.0	Germany	December 31
KAMCO Value Recreation First Securitization Specialty Co., Ltd. (*2)	Asset securitization	15.0	15.0	Korea	December 31
Jeonju Iwon Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Wonju I one Inc. (*2)	Asset securitization	—	—	Korea	December 31
Heitz Third Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori hansoop 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori QS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Dream 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori K 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Display 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Quantum Jump the 2nd Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HW 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Dream 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori SJS 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
SPG the 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori-HWC 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HC 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Park I 1st co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HC 4th Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori SKR 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori H chemical 1st Co.,Ltd (*2)	Asset securitization	—	—	Korea	December 31
HE the 1st Co.,Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Hub The 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori K The 3rd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori KF 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori L Yongsan 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HC 5th Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori Lotte Dongtan 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HC 6th Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HO 1st Co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori ESG 1st Co.,Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori Osiria 1st Co.,Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Gangnam Landmark 2nd Co., Ltd (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HP the 1st co.,Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori KF 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori HD 1st co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori ST 1st co.,Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HW 2nd co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Mirae 1st co., Ltd. (*2) (*5)	Asset securitization	—	—	Korea	—
Woori HR 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori QS 2nd Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori Plasma 1st Co., Ltd. (*2)	Asset securitization	—	—	Korea	December 31
Woori EUGENE 1st Co.,Ltd (*2)	Asset securitization	—	—	Korea	December 31
WOORIWON 1ST, CO,.LIMITED. (*2)	Asset securitization	—	—	Korea	December 31
WOORI ENERBILITY 1ST, CO,.LIMITED. (*2)	Asset securitization	—	—	Korea	December 31
WOORI HL 1ST, CO,.LIMITED. (*2)	Asset securitization	—	—	Korea	December 31
WOORI PARC1. 2ND CO.,LTD (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI HEROS 1ST CO.,LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI GANGNAM ALPHA 1ST CO.,LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI BLOSSOM 1ST CO.,LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI DK 1ST CO.,LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI TECHONE 1ST CO.,LTD (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI TECHONE 2ND CO.,LTD (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI SONO 1ST CO.,LTD (*2) (*10)	Asset securitization	—	—	Korea	December 31
WOORI SEOUL STATION AREA 1ST, CO,.LTD. (*2)	Asset securitization	—	—	Korea	December 31
WOORI NC 1ST CO.,LTD. (*2) (*10)	Asset securitization	—	—	Korea	December 31
Heungkuk Global Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
AI Partners UK Water Supply Private Placement Investment Trust No.2 (*3)	Securities investment and others	97.3	97.3	Korea	December 31
Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2 (*3)	Securities investment and others	99.0	99.0	Korea	December 31
IGIS Australia Investment Trust No. 209-1 (*3)	Securities investment and others	99.4	99.4	Korea	December 31
JB Airline Private Placement Investment Trust No.8 (*3)	Securities investment and others	97.0	97.0	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 2 (*3) (*5)	Securities investment and others	—	97.3	Korea	—
Kiwoom Harmony Private Placement Investment Trust No. 1 (*3)	Securities investment and others	97.7	97.4	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 4 (*3)	Securities investment and others	96.2	96.2	Korea	December 31
Kiwoom Harmony Private Placement Investment Trust No. 9 (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Woori Partners General Type Private Investment Trust No.4 (*3) (*10)	Securities investment and others	99.0	—	Korea	December 31
Principal Guaranteed Trust (*4)	Trust	—	—	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Principal and Interest Guaranteed Trust (*4)	Trust	—	—	Korea	December 31
Held by Mirae Asset Multi Overseas Real Estate General Private Investment Trust No. 5-2 MAGI No.5 LuxCo S.a.r.l.	Asset securitization	54.6	54.6	Luxembourg	December 31
Held by MAGI No.5 LuxCo S.a.r.l. ADP 16 Brussels	Asset securitization	100.0	100.0	Belgium	December 31
Held by Woori ESG Infrastructure Development General Private Investment Trust No. 1:
Woori Global Infrastructure Development Co., Ltd.	Other financial services	100.0	100.0	Korea	December 31
Namyangju Resource Circulation Facility Development Co., Ltd.	Other professional services	100.0	100.0	Korea	December 31
Held by Woori Card Co., Ltd.
TUTU Finance –WCI Myanmar Co., Ltd.	Finance	100.0	100.0	Myanmar	December 31
PT Woori Finance Indonesia Tbk.	Finance	84.5	84.5	Indonesia	December 31
Woori Card 2021-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2022-1 Asset Securitization Specialty Co., Ltd. (*2) (*5)	Asset securitization	—	0.5	Korea	—
Woori Card 2022-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2023-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2023-2 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Woori Card 2024-1 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	0.5	0.5	Korea	December 31
Held by Woori Financial Capital Co., Ltd.
Specified Money Market Trust	Trust	100.0	100.0	Korea	December 31
Held by Woori Investment Securities Co., Ltd.
Seari Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Namjong 1st Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum First Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
Bukgeum Second Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS1909 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2003 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2006 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2103 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2106 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
WiBee AK 1st Co.,Ltd. (*2) (*10))	Asset securitization	—	—	Korea	December 31
WiBee Sae-A 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
WiBee Central 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
WiBee Retail 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
WiBee Smile AP 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
Bridge Beta 1st Co., Ltd (*2) (*10)	Asset securitization	—	—	Korea	December 31
Held by Tongyang Life Insurance Co., Ltd.
Tongyang Life Financial Service Co., Ltd (*10)	Insurance agents and brokers	100.0	—	Korea	December 31
Held by ABL Life Insurance Co., Ltd.
ABA Financial Service LLC. (*10)	Insurance agents and brokers	100.0	—	Korea	December 31
Kookmin Bank acting as Trustee of Kiwoom Andante Private Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Kookmin Bank Acting as Trustee of Kiwoom Moderato Private Securities Investment Trust I (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Kiwoom Europe Infra A.I. Private Type Investment Trust III (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Kiwoom Global Infra A.I. Private Type Investment Trust II (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Kookmin Bank acting as Trustee of Kiwoom AGPS Private Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Kiwoom Europe Infra A.I. Private Type Investment Trust IX (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Alceon Real Infrastructure Blind General Type Private Placement Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Hanwha Global Infrastructure Private Fund 31 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Alceon Real Property Blind General Type Private Placement Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
KB NB Private Investment Trust No. 4 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-1 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-2 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Alceon Australia RDS General Type Private Placement Investment Trust 2 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Alceon Australia RDS General Type Private Placement Investment Trust 3 (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori Park Square Payton General Type Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Woori Pantheon Metrics General Type Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Asset Management Corp.
Woori China Convertible Bond Hedging feeder Investment Trust H (debt-oriented hybrid) (*3) (*5)	Securities investment and others	—	89.5	Korea	—
Woori China Convertible Bond Master Fund (*3) (*5)	Securities investment and others	—	63.3	Korea	—
Woori Together TDF 2040 (*3) (*5)	Securities investment and others	—	34.3	Korea	—
Woori Together TDF 2045 (*3) (*5)	Securities investment and others	—	56.0	Korea	—
Woori Together TDF 2050 (*3) (*5)	Securities investment and others	—	31.5	Korea	—
Woori Rooftop Solar Private Special Asset Investment Trust No.1 (*3)	Securities investment and others	40.1	40.1	Korea	December 31
Woori Following Foreigners Securities Sub-Investment Master Fund [Equity] (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Woori Following Foreigners 40 Securities Sub-Investment Trust [Bond Mixed-Fund of Funds] Class C-F (*3) (*10)	Securities investment and others	31.3	—	Korea	December 31
Woori Following Foreigners Securities Sub-Investment Trust [Equity] Class C-F (*3) (*10)	Securities investment and others	75.6	—	Korea	December 31
Woori Didim US Technology and Bio-Healthcare Feeder Investment Trust (*3) (*5)	Securities investment and others	—	44.6	Korea	—
Woori US Billionaire Equity Master Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori US Billionaire Equity EMP Feeder Investment Trust (H) ClassC-F (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori US Billionaire Equity EMP Feeder Investment Trust (UH) ClassC-F (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori Total Bond Market Master Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Woori Short Term Bond Master Investment Trust (*3) (*5) (*10)	Securities investment and others	—	—	Korea	—
Held by Woori Financial F&I Co., Ltd.
WI2203 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WM2203 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WNI2206 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2209 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
WK2212 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WN2306 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WNKN2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WB2309 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2311 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WSB2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2312 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WBS2312 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2403 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WH2403 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WSB2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WK2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WI2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WKN2406 Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WS2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WSB2409 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	5.0	Korea	December 31
WDSB2503 Asset Securitization Specialty Co., Ltd. (*2)	Asset securitization	5.0	—	Korea	December 31
WHKN2506 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WK2509 Asset Securitization Specialty Co.,Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WH2509 Asset Securitization Specialty Co.,Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
WI2511 Asset Securitization Specialty Co., Ltd. (*2) (*10)	Asset securitization	5.0	—	Korea	December 31
VOGO DL General Private Equity Investment Trust 1(*3)	Securities investment and others	99.4	99.8	Korea	December 31
WFBS 1st Corporate Recovery Private Equity Fund (*3)	Finance	96.2	96.2	Korea	December 31
Held by Woori Venture Partners Co., Ltd.
Woori Venture Partners US	Other financial services	100.0	100.0	America	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Private Equity Asset Management Co., Ltd. (*6)
Green ESG Growth No.1 Private Equity Fund (*3)	Securities investment and others	32.7	34.8	Korea	December 31
Woori New Growth Credit Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori PE Secondary Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Held by Woori Financial Capital Co., Ltd.,
Woori Private Equity Asset Management Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Japanese Hotel Real Estate Private Equity Fund 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Woori Savings Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.1 (*3)	Securities investment and others	90.0	90.0	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Innovative Growth Professional Investment Type Private Investment Trust No.2 (*3)	Securities investment and others	85.0	85.0	Korea	December 31
Woori Innovative Growth New Deal Private Investment Trust No.3 (*3)	Securities investment and others	94.3	94.3	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Investment Securities Co., Ltd. (*6)
Woori GP Commitment Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Equity Bridge Loan General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori GP Commitment Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori GP Commitment Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Junior Equity General Type Private Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Top-Class Senior and Junior Loan Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Woori Top-Class Equity Fund of Funds Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd., and Woori Asset Trust Co., Ltd. (*6)
Woori New Deal(Infrastructure) Policy Fund No.1(*3)	Securities investment and others	70.0	70.0	Korea	December 31
Held by Woori bank and Woori Investment Securities Co., Ltd. (*6)
Woori Global Development Infrastructure Synergy Company Private Placement Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Woori NorthAmerica Infra Private Placement Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Infrastructure New Deal Specialized Investment Private Equity Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.2 (*3)	Securities investment and others	30.1	30.1	Korea	December 31
Woori ESG Infrastructure Development General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Real Estate Blind Investment General Type Private Investment Trust No.1 (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori bank (*6)
Woori WooriBank Partners General Type Private Investment Trust No.1 (*3)	Securities investment and others	92.6	92.6	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.1 (*3)	Securities investment and others	86.8	84.9	Korea	December 31
Woori Global Mid-market Secondary General Type Private Investment Trust No.1 (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori Woori Bank Partners Professional Type Private Investment Trust No. 2 (*3)	Securities investment and others	90.9	90.9	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.5 (*3)	Securities investment and others	87.0	87.0	Korea	December 31
Woori Global Secondary Private Placement Investment Trust No. 1 (*3)	Securities investment and others	98.8	98.8	Korea	December 31
Woori Japan General Type Private Real Estate Feeder Investment Trust No.1-2 (*3) (*5)	Securities investment and others	—	98.8	Korea	—
Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*3)	Securities investment and others	99.9	99.9	Korea	December 31
Woori Clean Energy General Type Private Investment Trust No.2 (*3)	Securities investment and others	30.8	30.8	Korea	December 31
Woori ESG Infrastructure Development General Type Private Investment Trust No.2 (*3)	Securities investment and others	50.0	50.0	Korea	December 31
Woori Dongbu Underground Expressway General type Private Special Asset Investment Trust (*3)	Securities investment and others	40.0	40.0	Korea	December 31
Woori Partners General Private Investment Trust No. 3 (*3)	Securities investment and others	90.9	90.9	Korea	December 31
Woori Natixis Partnership Global Private Debt Fund No. 1-1(USD) (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori Natixis Partnership Global Private Debt Fund No. 1-2(EUR) (*3)	Securities investment and others	80.0	80.0	Korea	December 31
Woori General Type Private Real Estate Investment Trust No.7 (*3)	Securities investment and others	87.0	87.0	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Woori Baran-Namyang Expressway Private Special Asset Investment Trust (*3) (*10)	Securities investment and others	47.0	—	Korea	December 31
Held by Woori Bank and Tongyang Life Insurance Co., Ltd. (*6)
Woori Senior Loan General Type Private Investment Trust No.2 (*3)	Securities investment and others	54.0	50.0	Korea	December 31
Woori Senior Loan General Type Private Investment Trust No.3 (*3)	Securities investment and others	47.3	45.8	Korea	December 31
Held by ABL Life Insurance Co., Ltd. (*6)
Woori MDF V General Type Private Real Estate Investment Trust (*3) (*10)	Securities investment and others	50.0	—	Korea	December 31
Woori NewGen Energy ABL Private Investment Trust (*3) (*10)	Securities investment and others	33.3	—	Korea	December 31
Held by Woori Bank and Woori Financial Capital Co., Ltd. (*6)
Woori Renewable New Deal Fund No.1 (*3)	Securities investment and others	60.0	60.0	Korea	December 31
Woori Equity Investment General Type Private Investment Trust No.1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Busan Logistics Infra Private Placement Special Asset Investment Trust (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Fund Financing General Type Private Investment Trust (*3)	Securities investment and others	99.3	99.7	Korea	December 31
Held by Woori Financial Capital Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 (*3) (*5)	Securities investment and others	—	63.2	Korea	—
Held by Woori Bank and Woori Asset Management Co., Ltd. (*6)
Woori General Type Private Real Estate Investment Trust No.6 (*3)	Securities investment and others	85.8	85.8	Korea	December 31
Woori Innovation Growth(Infrastructure) General Type Private Investment Trust No.2 (*3)	Securities investment and others	46.4	46.4	Korea	December 31
Held by Woori bank, Woori Investment Securities Co., Ltd., and Woori Asset Management Co., Ltd. (*6)
Woori Real Estate Financial Stabilization General Private Investment Trust No. 1 (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori Real Estate Financial Stabilization General Private Investment Trust No. 2 (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership (%)		Location	Financial statements date
Subsidiaries	Main business	December 31, 2025	December 31, 2024
Held by Woori Bank, Woori Card Co., Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*6)
Woori FG Digital Investment Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori FG DINNO Lab Fund 1st (*3)	Securities investment and others	100.0	100.0	Korea	December 31
Woori FG DINNO Lab Fund 2nd (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Bank, Woori Financial Capital Co., Ltd. and Tongyang Life Insurance Co., Ltd. (*6)
Woori Senior Loan Private Placement Investment Trust No.1 (*3) (*10)	Securities investment and others	32.0	—	Korea	December 31

Held by Woori Bank, Woori Card Co., Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd., Tongyang Life Insurance Co., Ltd., ABL Life Insurance Co., Ltd. and Woori Asset Management Co., Ltd. (*6)

Woori Future Co-Growth High-tech Strategic Industries Private Investment Trust (*3) (*10)	Securities investment and others	100.0	—	Korea	December 31
Held by Woori Japan Private Placement Real Estate Feeder Investment Trust No.1-1 and Woori Japan Investment Trust No. 1-2 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.1 (*3) (*5) (*8)	Securities investment and others	—	100.0	Korea	—
Held by Woori Financial Capital Co., Ltd. and Woori Investment Securities Co., Ltd. (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2-1 (*3) (*5)	Securities investment and others	—	100.0	Korea	—
Held by Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*6)
Woori Corporate Turnaround No.1 Private Equity Fund (*3)	Securities investment and others	35.3	36.4	Korea	December 31
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 and Woori Japan General Type Private Real Estate Feeder Investment Trust No.2-1 (*6)
Woori Japan Private Placement Real Estate Master Investment Trust No.2 (*3) (*5) (*8)	Securities investment and others	—	100.0	Korea	—
Held by Woori Japan Private Placement Real Estate Master Investment Trust No.1
GK OK Chatan (*3) (*5)	Other financial services	—	99.9	Japan	—
Held by Woori Japan Blind General Type Private Real Estate Feeder Investment Trust No.1 (*6)
Woori Private Placement Investment Trust No. 3 (*3) (*8)	Securities investment and others	76.5	76.5	Korea	December 31
Held by Woori Private Placement Investment Trust No. 3
GK Woorido (*3)	Other financial services	100.0	100.0	Japan	September 30 (*9)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(*1)

On July 1, 2025, the Group acquired 77.9% of the shares (excluding treasury shares; 75.3% including treasury shares) of Tongyang Life Insurance Co., Ltd. and 100% of the shares of ABL Life Insurance Co., Ltd. and included them as subsidiaries. Woori Asset Management Corp. and Woori Global Asset Management Co., Ltd. merged through a business combination to become Woori Asset Management Corp, for the year ended December 31, 2024. Additionally, The Group owned interest in Korea Foss Securities Co., Ltd. as a result of the merger between Korea Foss Securities Co., Ltd. (surviving company) and Woori Investment Bank Co., Ltd. (dissolution company) for the year ended December 31, 2024. The merged securities company also changed its name to Woori Investment Securities Co., Ltd.

(*2)

The entity is a structured entity for the purpose of asset securitization. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*3)

The entity is a structured entity for the purpose of investment in securities. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*4)

The entity is a ‘money trust’ under the Financial Investment Services and Capital Markets Act. Although the Group is not a majority shareholder, the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns.

(*5)	Companies are excluded from the consolidation as of December 31, 2025.
(*6)

Determined that the Group controls the investees, considering the Group 1) has the power over the investee, 2) is exposed to or has rights to variable returns from its involvement with the investee, and 3) has the ability to use its power to affect its returns, by two or more subsidiaries’ investment or operation.

(*7)

The Russia – Ukraine conflict has been escalated in February 2022, and international sanctions were imposed on Russia. Due to the sanctions, the Group may experience situations such as a decrease in value of financial assets or operating assets owned by the Group regarding the conflict, an increase in receivable payment terms, limitation to transfer funds, decrease in the profit. As of December 31, 2025, the Group expects such conflict and sanctions would have financial impacts on the business of AO Woori Bank, one of the subsidiaries, in the future. However, the Group cannot reasonably predict the financial impacts.

(*8)	As a master-feeder fund, it is the percentage of the feeder fund’s ownership in the master fund.
(*9)	As the financial statements for the end of the reporting period were not available, the most recent financial statements available from the date of settlement were used.
(*10)	Companies are included in the consolidation during the year ended December 31, 2025.

(3)	The Group has not consolidated the following entities as of December 31, 2025 and 2024 despite having more than 50% ownership interest:

	As of December 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	As of December 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.3
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1(*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5(*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0
KB Nongsok Sewage Treatment Facility Private Special Asset Investment Trust (*1)	Korea	Securities Investment	80.0
KIAMCO Daejang Hongdaeseon Private Special Asset Investment Trust (*1)	Korea	Securities Investment	76.6
Renaissance KOSDAQ Venture Beauty Privately Placed Fund (*1)	Korea	Securities Investment	88.9
KIAMCO Siwha Jeongwang Logistics Development Private Real Estate Investment Trust No.1 (*2)	Korea	Securities Investment	50.0
Dabi Hana Inje Gwan-sa BTL Private Special Asset Investment Trust (*2)	Korea	Securities Investment	50.0
Alceon Australia Alternative General Private Investment Trust No.1 (*2)	Korea	Securities Investment	100.0
KB NA Sound Point Private Special Asset Fund 3(*2)	Korea	Securities Investment	100.0
Alceon Australia RDS General Type Private Placement Investment Trust 1(*2)	Korea	Securities Investment	100.0
NH-Amundi Transport Infra Private Fund No. 1 (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 39 (*2)	Korea	Securities Investment	100.0
Alceon Dorchester Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Alceon PRISM Global Credit Secondary General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alceon Australia Alternative General Private Investment Trust No.2 (*2)	Korea	Securities Investment	99.9
Alceon Digital Infrastructure General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
IGIS Global Secondary Private Investment Trust No. 504-1 (*2)	Korea	Securities Investment	99.9
Alceon Park Squaure Europe Private Credit General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.9
Alpha Private Debt Blind General Private Investment Trust (*2)	Korea	Securities Investment	99.8
Alceon SOF III General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	99.7
IGIS European Private Placement Real Estate Investment Trust No. 521-1 (*2)	Korea	Securities Investment	99.7
IGIS European Private Placement Real Estate Investment Trust No. 521-2 (*2)	Korea	Securities Investment	99.7
NH-Amundi Europe Direct Lending Private Fund No. 4 (*2)	Korea	Securities Investment	99.5
Koramco Europe Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Infra Private Special Asset Investment Trust No. 1 (*2)	Korea	Securities Investment	99.0
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-1 (*2)	Korea	Securities Investment	99.0
Kiwoom ASM Private Investment Trust[FoFs] (*2)	Korea	Securities Investment	98.1
KEB Hana Bank as trustee of Hyundai Investments Private Fund No.41 (*2)	Korea	Securities Investment	55.6
IBK SeAH Solar Power Generation Private Securities Investment Fund(SOC) (*2)	Korea	Securities Investment	50.0
Koramco PRISM Real Estate Debt Blind Private Real Estate Investment Trust (*2)	Korea	Securities Investment	99.9
Koramco Global Private Credit Private Special Asset Investment Trust No. 1-2 (*2)	Korea	Securities Investment	99.0
Kiwoom PRISM General Private Investment Turst (*2)	Korea	Securities Investment	99.9
Kookmin Bank acting as Trustee of Kiwoom Andante Private Investment Trust (*2)	Korea	Securities Investment	99.8
Kookmin Bank Acting as Trustee of Kiwoom Moderato Private Securities Investment Trust I (*2)	Korea	Securities Investment	99.7
Kiwoom Europe Infra A.I. Private Type Investment Trust III (*2)	Korea	Securities Investment	99.8

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	As of December 31, 2025
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Kiwoom Global Infra A.I. Private Type Investment Trust II (*2)	Korea	Securities Investment	98.8
Kookmin Bank acting as Trustee of Kiwoom AGPS Private Investment Trust (*2)	Korea	Securities Investment	99.9
Kiwoom Europe Infra A.I. Private Type Investment Trust IX (*2)	Korea	Securities Investment	98.1
Alceon Real Infrastructure Blind General Type Private Placement Investment Trust (*2)	Korea	Securities Investment	100.0
Hanwha Global Infrastructure Private Fund 31 (*2)	Korea	Securities Investment	98.4
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-1 (*2)	Korea	Securities Investment	99.6
IGIS U.S. Private Placement Real Estate Investment Trust No. 469-2 (*2)	Korea	Securities Investment	99.6
Alceon Australia RDS General Type Private Placement Investment Trust 2 (*2)	Korea	Securities Investment	50.5
Alceon Australia RDS General Type Private Placement Investment Trust 3 (*2)	Korea	Securities Investment	99.3
KB NB Private Investment Trust No. 4 (*2)	Korea	Securities Investment	57.1
Pacific No.70 General Private Real Estate Investment Trust (*1)	Korea	Securities Investment	53.8
Hanwha Abu Dhabi Gas Infrastructure General Private Special Asset Investment Trust No.1 (*1)	Korea	Securities Investment	62.2

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, one of the parties holds substantive removal rights and can remove the collective investment business operator. Consequently, the Group have no controls as it exercises decision-making rights as agent.

	As of December 31, 2024
Subsidiaries	Location	Main Business	Percentage of ownership (%)
Mirae Asset Maps Clean Water Private Equity Investment Trust 7th (*1)	Korea	Securities Investment	59.7
Kiwoom Yonsei Private Equity Investment Trust (*1)	Korea	Securities Investment	88.9
IGIS Europe Private Placement Real Estate Fund No. 163-2 (*2)	Korea	Securities Investment	97.8
IGIS Global Private Placement Real Estate Fund No. 148-1 (*1)	Korea	Securities Investment	75.0
IGIS Global Private Placement Real Estate Fund No. 148-2 (*1)	Korea	Securities Investment	75.0
Mirae Asset Seoul Ring Expressway Private Special Asset Fund No. 1 (*1)	Korea	Securities Investment	66.7
Hangang Blue Water Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	55.6
Korea Investment Pocheon-Hwado Highway Private Special Asset Trust 2 (*1)	Korea	Securities Investment	55.2
Midas Global Private Placement Real Estate Investment Trust No. 7-2 (*1)	Korea	Securities Investment	58.3
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs] (*3)	Korea	Securities Investment	100.0
INMARK France Private Placement Investment Trust No. 18-1 (*1)	Korea	Securities Investment	93.8
Kiwoom Vibrato Private Placement Investment Trust 1-W(EUR) (*2)	Korea	Securities Investment	99.5
KOTAM Global Infra Private Fund 1-4 (*2)	Korea	Securities Investment	99.7
UBSHana Class 1 Special Asset Investment Trust 3 Class C 2 (*1)	Korea	Securities Investment	51.0
Consus GyeongJu Green Specialized Private Special Asset Investment Trust 1 (*1)	Korea	Securities Investment	50.0
Kiwoom Harmony Private Placement Investment Trust No. 3 (*1)	Korea	Securities Investment	77.4
Consus Solar Energy Private Placement Investment Truns No.1(*1)	Korea	Securities Investment	50.0
Kiwoom Aurora Geneal Type Private Placement Investment Trust No. 2 (*1)	Korea	Securities Investment	60.0
NH-Amundi WSCP VIII Private Fund 2 (*1)	Korea	Securities Investment	65.2
AI Partners Global Infrastructure Specialized Privately Placed Feeder Fund Trust No. 2 (*2)	Korea	Securities Investment	100.0
Hangang new deal infra BTL fund 4 (HNBF4) (*1)	Korea	Securities Investment	60.0
IGIS Global Private Placement Real Estate Fund No. 316-1 (*2)	Korea	Securities Investment	99.3
INMARK Spain Private Placement Real Estate Investment Trust No. 26-2 (*2)	Korea	Securities Investment	97.7
Woori Asset Global Partnership Fund No.5 (*4)	Korea	Securities Investment	57.7
Kiwoom Harmony Private Placement Investment Trust No. 6 (*1)	Korea	Securities Investment	76.9
Project Chile PMGD Solar (*2)	Korea	Securities Investment	75.2
NH-Amundi BXD Private Fund 2[FoF] (*2)	Korea	Securities Investment	77.8
Rifa Qualified Investors Private Real Estate Investment Trust No.40 (*2)	Korea	Securities Investment	55.0
Hangang Green Environment Private Placement Special Asset Investment Trust (*1)	Korea	Securities Investment	50.0

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(*1)

The Group does not have power over the discretionary fund because the fund manager has the sole authority to decide the relevant activities of the investee. The fund manager’s delegated power is exercised not only for the Group, but also for other investors as well. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*2)

The Group does not have power over the fund of funds because the Group cannot decide the relevant activities of the fund through the related contract. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest. The Group does not have the power over the fund’s activities even though the Group holds ownership interest.

(*3)

The Group does not have power over the stock market stabilization fund as the fund’s relevant activities are determined by the management committee, over which the Group does not have substantial control. The Group does not have the power over the fund’s activities even though it holds more than 50% of ownership interest.

(*4)

In this fund, because one party holds substantive removal rights, they can remove the collective investment business operator. Consequently, the Group has no control as it exercises decision-making rights as an agent.

(4)

The summarized financial information of the major subsidiaries is as follows. The financial information of each subsidiary was prepared on the basis of consolidated financial statements. (Unit: Korean Won in millions):

	As of and for the year ended December 31, 2025
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	502,846,197	473,158,744	33,077,179	2,589,646	2,440,011
Tongyang Life Insurance Co., Ltd. (*)	35,444,959	33,351,243	2,127,821	43,609	307,187
Woori Card Co., Ltd.	17,512,741	14,620,417	2,268,801	149,953	154,441
Woori Financial Capital Co., Ltd.	12,361,366	10,523,678	1,902,863	148,727	149,872
Woori Investment Securities Co., Ltd.	9,706,286	8,504,657	519,130	27,444	55,351
ABL Life Insurance Co., Ltd. (*)	19,609,549	18,928,173	1,566,440	55,984	109,611
Woori Asset Trust Co., Ltd.	302,661	63,308	76,499	(220,617)	(220,455)
Woori Savings Bank	2,061,407	1,853,571	134,632	14,719	13,590
Woori Financial F&I Co., Ltd.	1,271,613	930,542	75,360	3,594	3,604
Woori Asset Management Corp.	204,188	24,860	64,547	18,741	18,713
Woori Venture Partners Co., Ltd.	382,040	28,151	39,162	26,207	26,183
Woori Private Equity Asset Management Co., Ltd.	106,003	6,161	12,380	4,071	4,267
Woori Credit Information Co., Ltd.	45,455	7,581	37,622	868	928
Woori Fund Service Co., Ltd.	33,882	2,665	18,422	4,255	4,255
Woori FIS Co., Ltd.	52,554	6,015	173,875	198	(234)
Woori Finance Research Institute Co., Ltd.	7,469	3,550	9,972	126	148

(*)	Additional investment occurred and added it as a consolidated subsidiary during the year ended December 31, 2025.

	As of and for the year ended December 31, 2024
Subsidiaries	Assets	Liabilities	Operating revenue	Net income (loss) attributable to owners	Comprehensive income (loss) attributable to owners
Woori Bank	485,888,941	456,944,053	41,881,143	3,039,372	3,381,799
Woori Card Co., Ltd.	16,613,482	13,828,816	2,293,739	147,179	160,121
Woori Financial Capital Co., Ltd.	12,770,681	11,045,686	1,759,842	141,419	138,826
Woori Investment Securities Co., Ltd.	7,186,431	6,041,109	430,599	2,552	6,279
Woori Asset Trust Co., Ltd.	499,279	39,470	107,154	1,803	1,609
Woori Savings Bank	1,874,624	1,680,378	136,417	(85,879)	(84,907)
Woori Financial F&I Co., Ltd.	1,251,854	914,388	90,373	13,306	13,199
Woori Asset Management Corp.	203,232	39,077	57,562	11,801	11,870
Woori Venture Partners Co., Ltd.	350,066	15,060	62,261	36,786	37,213
Woori Private Equity Asset Management Co., Ltd.	101,164	5,589	9,974	4,148	3,987
Woori Credit Information Co., Ltd.	43,985	6,555	42,796	1,614	1,252
Woori Fund Service Co., Ltd.	31,154	2,799	18,069	4,646	4,646
Woori FIS Co., Ltd.	58,868	12,094	175,624	(1,709)	(1,485)
Woori Finance Research Institute Co., Ltd.	7,663	3,892	9,022	59	(70)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(5)	The financial support that the Group provides to consolidated structured entities is as follows:

•	Structured entity for asset securitization

The structured entity is established for the purpose of securitization of project financing loans, corporate bonds, and other financial assets. The Group is involved with the structured entity through provision of credit facility over asset-backed commercial papers issued by the entity, originating loans directly to the structured entity, or purchasing 100% of the subordinated debts issued by the structured entity.

•	Structured entity for the investments in securities

The structured entity is established for the purpose of investments in securities. The Group acquires beneficiary certificates through its contribution of funding to the structured entity by the Group, and it is exposed to the risk that it may not be able to recover its funds depending on the result of investment performance of asset managers of the structured entity.

•	Money trust under the Financial Investment Services and Capital Markets Act

The Group provides with financial guarantee of principal and interest or solely principal to some of its trust products. Due to the financial guarantees, the Group may be obliged when the principal and interest or principal of the trust product sold is short of the guaranteed amount depending on the result of investment performance of the trust product.

As of December 31, 2025 and 2024, the Group provides 2,429,099 million Won and 2,166,871 million Won of credit facilities, respectively, for the structured entities mentioned above. As of December 31, 2025 and 2024, the purchase commitment amounts to 3,638,934 million Won and 2,817,626 million Won, respectively.

(6)

The Group has entered into various agreements with structured entities such as asset securitization, structured finance, investment fund, and trust contract. The characteristics of interests and the nature of risks related to unconsolidated structured entities over which the Group does not have control in accordance with K-IFRS 1110 are as follows:

The interests in unconsolidated structured entities that the Group hold are classified into asset securitization, structured finance, investment fund and real-estate trust, based on the nature and the purpose of each structured entity.

Unconsolidated structured entities classified as ‘asset securitization’ are entities that issue asset-backed securities, pay the principal and interest or distribute dividends on asset-backed securities through borrowings or profits from the management, operation and sale of securitized assets. The Group has been purchasing commitments of asset-backed securities or issuing asset-backed securities through credit grants and recognizes related interest or fee revenue. There are entities that provide additional funding and conditional debt acquisition commitments before the Group’s financial support, but the Group is still exposed to losses arising from the purchase of financial assets issued by the structured entities when it fails to renew the securities.

Unconsolidated structured entities classified as ‘structured finance’ include real estate project financing investment vehicles, social overhead capital companies, and special purpose companies for ship (aircraft) financing. Each entity is incorporated as a separate company with a limited purpose in order to efficiently pursue business goals and the fund is raised by equity investment or loans from financial institutions and participating institutions. ‘Structured financing’ is a financing method for large-scale risky business, with investments made based on feasibility of the specific business or project, instead of credit of business owner or physical collaterals. The investors receive profits from the operation of the business. The Group recognizes interest revenue, profit or loss from assessment or transactions of financial instruments, or dividend income. With regard to uncertainties involving structured financing, there are entities that provide financial support such as additional funds, guarantees and prioritized credit grants prior to the Group’s intervention, but the Group is exposed to possible losses due to loss of principal from reduction in investment value or irrecoverable loans arising from failure to collect scheduled cash flows and cessation of projects.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Unconsolidated structured entities classified as ‘investment funds’ include investment trusts and private equity funds. An investment trust orders the investment and operation of funds to the trust manager in accordance with trust contract with profits distributed to the investors. Private equity funds finance money required to acquire equity securities to enable direction of management and/or improvement of ownership structure, with profit distributed to the investors. The Group recognizes pro rata amount of dividend income as an investor in the same way as ‘structured finance’ and may be exposed to losses due to reduction in investment value. Investments in MMF (Money Market Funds), ETF(Exchange Traded Funds) and Listed Investment Fund as of December 31, 2025 and 2024 are 1,862,861 million Won and 187,159 million Won, respectively, and there are no additional commitments for these funds.

‘Real estate trust’ is to be entrusted as the underlying property for the purpose of managing, disposing, operating or developing from the consignor who owns the property and distributes the proceeds achieved through the trust to the beneficiary. When the consignee does not fulfill his or her important obligations in the trust contract or it is, in fact, difficult to run the business, the Group may be exposed to the threat of compensating for the loss.

The total assets of the unconsolidated structured entity held by the Group, the carrying amount of the items recognized in the consolidated financial statements, the maximum loss exposure, and the losses from the unconsolidated structured entity are as follows. The maximum loss exposure includes the amount of investment recognized in the consolidated financial statements and the amount that is likely to be confirmed in the future when satisfies certain conditions by contracts such as purchase commitments and credit offerings.

	(unit : Korean Won in millions))
	December 31, 2025
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	12,118,202	230,294,151	473,869,175	2,760,602
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	5,640,625	11,104,844	13,194,525	94,949
Financial assets at FVTPL	75,519	2,101,491	11,096,765	12,994
Financial assets at FVTOCI	1,341,132	50,419	—	—
Financial assets at amortized cost	4,223,974	8,951,737	1,159,459	81,955
Investments in joint ventures and associates	—	-	938,301	—
Derivative assets	—	1,197	—	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	162	2,434	992	30,641
Derivative liabilities	—	89	—	—
Other liabilities (provisions)	162	2,345	992	30,641
The maximum exposure to risks	5,669,611	13,356,328	18,399,891	286,975
Investment assets	5,640,625	11,104,844	13,194,525	94,949
Purchase commitment	—	335,651	4,768,592	—
Credit offerings and others	28,986	1,915,833	436,774	192,026
Loss recognized on unconsolidated structured entities	—	122,139	239,152	234,595

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	(unit : Korean Won in millions))
	December 31, 2024
	Asset securitization	Structured Finance	Investment Fund	Real-estate trust
Total asset of the unconsolidated structured entities	9,725,385	130,281,870	268,076,078	2,541,640
Assets recognized in the consolidated financial statements related to the unconsolidated structured entities	6,941,360	5,512,070	7,694,857	183,036
Financial assets at FVTPL	10,923	20,898	6,787,853	12,644
Financial assets at FVTOCI	1,813,481	44,477	—	—
Financial assets at amortized cost	5,116,956	5,444,604	79,879	170,392
Investments in joint ventures and associates	—	—	824,536	—
Derivative assets	—	2,091	2,589	—
Liabilities recognized in the consolidated financial statements related to the unconsolidated structured entities	242	2,270	—	10,769
Derivative liabilities	—	421	—	—
Other liabilities (provisions)	242	1,849	—	10,769
The maximum exposure to risks	7,026,784	6,402,819	11,588,447	348,947
Investment assets	6,941,360	5,512,070	7,694,857	183,036
Purchase commitment	—	—	3,892,107	—
Credit offerings and others	85,424	890,749	1,483	165,911
Loss recognized on unconsolidated structured entities	—	84,962	200,672	79,152

(7)

As of December 31, 2025 and 2024, the share of non-controlling interests on the net income and equity of subsidiaries in which non-controlling interests are significant are as follows: (Unit: Korean Won in millions):

1) Accumulated non-controlling interests at the end of the reporting period

	December 31, 2025	December 31, 2024
Woori Bank (*1)	1,406,512	1,645,947
Tongyang Life Insurance Co., Ltd.	305,892	—
Woori Investment Securities Co., Ltd. (*2)(*4)	1,386	5,571
Woori Asset Trust Co., Ltd. (*3)(*4)	—	1,901
PT Bank Woori Saudara Indonesia 1906 Tbk	89,767	104,023
Wealth Development Bank	22,292	23,975
PT Woori Finance Indonesia Tbk.	15,446	16,179

(*1)	Hybrid securities issued by Woori Bank

(*2)	The non-controlling interests were recognized in accordance with merger with Korea Foss Securities Co., Ltd. during the year ended December 31, 2024.

(*3)	The non-controlling interests decreased in accordance with paid-in capital increase and stock retirement and additional acquisition of minority interests during the year ended December 31, 2024.

(*4)	The non-controlling interests decreased due to the additional acquisition of minority interests during the year ended December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

2) Net income attributable to non-controlling interests

	For the years ended December 31
	2025	2024
Woori Bank (*1)	89,134	76,249
Tongyang Life Insurance Co., Ltd. (*2)	20,663	—
Woori Investment Securities Co., Ltd.	101	(16)
Woori Asset Trust Co., Ltd.	(366)	276
Woori Asset Management Corp	—	530
PT Bank Woori Saudara Indonesia 1906 Tbk	(6,856)	6,764
Wealth Development Bank	(722)	764
PT Woori Finance Indonesia Tbk.	—	872

(*1)	Distribution of the hybrid securities issued by Woori Bank
(*2)	Including the distribution of the hybrid securities issued by Tongyang Life Insurance Co., Ltd.

3) Dividends to non-controlling interests

	For the years ended December 31
	2025	2024
Woori Bank (*1)	89,134	76,249
Tongyang Life Insurance Co., Ltd. (*2)	10,995	—
PT Bank Woori Saudara Indonesia 1906 Tbk	983	3,450
PT Woori Finance Indonesia Tbk.	402	343
Korea BTL Infrastructure Fund	29	37

(*1)	Distribution of the hybrid securities issued by Woori Bank
(*2)	Distribution of the hybrid securities issued by Tongyang Life Insurance Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

2.	BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICIES

(1) Basis of presentation

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (K-IFRS). The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements but not required for a fair presentation of the Group’s financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with K-IFRS. These are the standards, subsequent amendments and related interpretations issued by the International Accounting Standards Board (IASB) that have been adopted by the Republic of Korea.

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

The consolidated financial statements, as described in following paragraphs of accounting policy, are prepared at the end of each reporting period on historical cost basis, except for certain non-current assets and financial assets that are either revalued or measured in fair value. Historical cost is generally measured at the fair value of consideration given to acquire assets.

Meanwhile, the consolidated financial statements of the Group were initially approved by the Board of Directors on February 6, 2026, subsequently amended and approved on February 27, 2026, and are scheduled to be approved at the annual shareholder’s meeting on March 23, 2026.

1)	The standards and interpretations that are newly adopted by the Group during the current period, and the changes in accounting policies thereof are as follows:

i) Amendments to K-IFRS 1021 The Effects of Changes in Foreign Exchange Rates and 1101 First-time Adoption of International Financial Reporting Standards – Lack of Exchangeability

When an entity estimates a spot exchange rate because exchangeability between two currencies is lacking, the entity shall disclose related information. The amendments do not have a significant impact on the consolidated financial statements.

ii) Amendment to K-IFRS No. 1117 “Insurance Contracts”

If the estimation techniques used for inputs in measuring insurance contracts differ from the fundamental estimation techniques required by insurance-related regulations, and if such differences and their effects on the consolidated financial statements are considered relevant and material to users of the financial statements, they shall be disclosed. The amendment to this standard does not have any significant impact on the consolidated financial statements.

2)

As of the approval date of the financial statements, the following Korean International Financial Reporting Standards have been issued and announced but are not yet effective, and the Group has not early adopted them.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

i) Amendments to K-IFRS 1109 Financial Instruments, K-IFRS 1107 Financial Instruments: Disclosures

K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements. These amendments:

•	clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system;

•	clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion;

•

add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instrument if the timing or amount of contractual cash flow changes due to amendment of contract term; and

•	update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

ii) Annual Improvements to K-IFRS

Annual Improvements to K-IFRS should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

•	K-IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	K-IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	K-IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	K-IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	K-IFRS 1007 Statement of Cash Flows: Cost method

The above enacted or amended standards will not have a significant impact on the Group.

iii) Amendments to K-IFRS 1109 Financial Instruments and K-IFRS 1107 Financial Instruments: Disclosures - Contracts Referencing Nature-dependent Electricity

Contracts referencing nature-dependent electricity are defined contracts that expose an entity to variability in the underlying amount of electricity because the source of electricity generation depends on uncontrollable natural conditions (for example, the weather). The amendments clarify that ‘contracts to buy or sell such electricity’ are assessed for eligibility under the own-use exemption. In addition, the amendments modify hedge accounting requirements by allowing an entity to designate as the hedged item a variable nominal amount of forecast electricity transactions that reflect the nature-dependent variability of electricity and introduce additional disclosure requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted. The amendments do not have a significant impact on the financial statements.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

iv) Standards to Korean IFRS 1118 ‘Presentation and Disclosure in Financial Statements’

K-IFRS 1118 ‘Presentation and Disclosure in Financial Statements’ replaces K-IFRS 1001 ‘Presentation of Financial Statements.’ The new presentation requirements introduced by K-IFRS 1118 are expected to enhance comparability of financial performance between similar entities, particularly with respect to the definition of operating profit. In addition, the disclosure requirements for management-defined performance measures will improve transparency. The standard applies to annual periods beginning on or after January 1, 2027, with early adoption permitted. In accordance with the retrospective application requirements of the standard, comparative information for the financial year ending December 31, 2026, will be restated in accordance with K-IFRS 1118.

The consolidated entity has not yet adopted K-IFRS 1118 and is in the process of preparing a transition plan. It is on track to report its first interim financial statements under K-IFRS 1118 for the period ending March 31, 2027, and its annual financial statements for the year ending December 31, 2027, as scheduled.

The management is currently reviewing the impact of the application of the new standard on the consolidated financial statements of the subsidiaries. While the adoption of the standard is not expected to affect the consolidated net income, it is anticipated to affect the calculation and reporting of operating profit, as revenues and expenses in the income statement will be reclassified into new categories.

It is assessed that the above amendments and revisions to the standards will not have a material impact on the consolidated companies.

(2) Basis of consolidated financial statement presentation

The consolidated financial statements consist of the financial statements of the Parent company and the entities (including structured entities) controlled by the parent company (or its subsidiaries, which is the “Group”). Control is achieved where the Group 1) has the power over the investee, 2) is exposed, or has rights, to variable returns from its involvement with the investee, and 3) able to use its power to affect its returns. The Group reassesses whether it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than most of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether the Group’s voting rights in an investee are enough to give it power, including:

•	The relative size of the Group’s holding of voting rights and dispersion of holdings of the other vote holders;

•	Potential voting rights held by the Group, other vote holders or other parties;

•	Rights arising from other contractual arrangements;

•

Any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Income and expenses of subsidiaries acquired or disposed of during the year are included in the consolidated statement of comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary. The carrying amount of the non-controlling interest after the acquisition is the amount initially recognized plus the amount of proportionate interest of the non-controlling interest in the changes in equity since the acquisition. Total comprehensive income of subsidiaries is attributed to the owner of the Group and to the non-controlling interests even if this results in the non-controlling interests having a negative (-) balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

All intra-group transactions and related assets and liabilities, income and expenses are eliminated in full on consolidation.

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amount of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to the owner of the Parent company.

When the Group loses control of a subsidiary, a gain or loss on disposal is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. When assets of the subsidiary are carried at revalued amounts or fair values and the related cumulative gain or loss has been recognized in other comprehensive income and accumulated in equity, the amounts previously recognized in other comprehensive income and accumulated in equity are accounted for as if the Group had directly disposed of the relevant assets (i.e. reclassified to profit or loss or transferred directly to retained earnings). The fair value of any investment retained in the former subsidiary at the date when control is lost is recognized as the fair value on initial recognition for subsequent accounting under K-IFRS 1109 Financial Instruments or, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

(3) Business combinations

Acquisitions of subsidiaries and businesses are accounted for using the acquisition method. The consideration transferred in a business combination is measured as the sum of the acquisition-date fair values of the assets transferred by the Group in exchange for control of the acquiree, liabilities assumed by the Group for the former owners of the acquiree and the equity interests issued by the Group. Acquisition-related costs are generally recognized in profit or loss as incurred.

At the acquisition date, the acquiree’s identifiable acquires assets, liabilities and contingent liabilities are recognized at their fair value, except for the followings:

•

Deferred tax assets or liabilities and assets or liabilities related to employee benefit arrangements are recognized and measured in accordance with K-IFRS 1012 Income Taxes and K-IFRS 1019 Employee Benefits, respectively;

•

Liabilities or equity instruments related to share-based payment arrangements of the acquiree, or share-based payment arrangements of the Group entered to replace share-based payment arrangements of the acquiree are measured in accordance with K-IFRS 1102 Share-based Payment at the acquisition date; and

•	Non-current assets (or disposal groups) that are classified as held for sale are measured in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations

Any excess of the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the Group’s previously held equity interest (if any) in the acquiree over the net of identifiable assets and liabilities assumed of the acquiree at the acquisition date is recognized as goodwill.

If, after reassessment, the Group’s interest in the fair value of the acquiree’s identifiable net assets exceeds the sum of the consideration transferred, the amount of any non-controlling interest in the acquiree and the fair value of the acquirer’s previously held equity interest in the acquiree (if any), the excess is recognized immediately in net income as a bargain purchase gain.

The subsidiary’s non-controlling interests are identified separately from the Group’s equity. If the element of the non-controlling interest in the acquiree is the current interest at the acquisition date and the holder is entitled to a proportional share of the entity’s net assets, the non-controlling interest can be measured in 1) fair value or 2) proportionate share of the current equity instrument of the amount recognized for the acquiree’s identifiable net assets at the acquisition date. The selection of these metrics is made for each acquisition transaction. All other non-controlling interests are measured at fair value at the acquisition date.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

The carrying amount of the non-controlling interest after acquisition reflects the proportional interest of the non-controlling interest in changes in equity after acquisition in the initial recognition amount. Even if the non-controlling interest is a negative (-) balance, total comprehensive income is attributed to the non-controlling interest.

When the consideration transferred by the Group in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the ‘measurement period’ (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date.

The subsequent accounting for changes in the fair value of the contingent consideration that does not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not remeasured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration other than the above is remeasured at subsequent reporting dates as appropriate, with the corresponding gain or loss being recognized in profit or loss.

When a business combination is achieved in stages, the Group’s previously held equity interest in the acquiree is remeasured at fair value at the acquisition date (i.e., the date when the Group obtains control) and the resulting gain or loss, if any, is recognized in net income (or other comprehensive income, if applicable). Amounts arising from changes in value of interests in the acquiree prior to the acquisition date that have previously been recognized in other comprehensive income are recognized, identical to the treatment assuming interests are sold directly.

If the initial accounting for a business combination is not completed by the end of the reporting period in which the business combination occurred, the Group reports in consolidated financial statements the provisional number of items that have not been accounted for. If there is new information about the facts and circumstances that existed as of the acquisition date during the measurement period (see above), the Group retrospectively adjusts the provisional amounts recognized at the acquisition date or recognizes additional assets and liabilities to reflect the information that would have affected the measurement of the amount recognized at the acquisition date if it had already known at the acquisition date.

(4) Investments in joint ventures and associates

An associate is an entity over which the Group has significant influence, and that is not a subsidiary or a joint venture. Significant influence is the power to participate in making decisions on the financial and operating policy of the investee but is not control or joint control over those policies.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to net assets relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The net income of current period and the assets and liabilities of the joint ventures and associates are incorporated in these consolidated financial statements using the equity method of accounting, except when the investment is classified as held for sale, in which case it is accounted for in accordance with K-IFRS 1105 Non-current Assets Held for Sale and Discontinued Operations. Under the equity method, an investment in the joint ventures and associates is initially recognized in the consolidated statements of financial position at cost and adjusted thereafter to recognize the Group’s share of the net assets of the joint ventures and associates and any impairment. When the Group’s share of losses of the joint ventures and associates exceeds the Group’s interest in the associate, the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint ventures and associates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Investment in joint ventures and associates are accounted for and applied with the equity method from the time the investee becomes an associate or a joint venture.

Any excess of the cost of acquisition over the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint ventures and associates recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of acquisition exists after the review, it is recognized immediately in net income.

The requirements of K-IFRS 1028 - Investments in Associates and Joint Ventures to determine whether there has been a loss event are applied to identify whether it is necessary to recognize any impairment loss with respect to the Group’s investment in the joint ventures and associates. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with K-IFRS 1036 - Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with it carrying amount. Any impairment loss recognized is not allocated to any asset (including goodwill), which forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized in accordance with K-IFRS 1036 to the extent that the recoverable amount of the investment subsequently increases.

The Group ceases to use the equity method from the time it fails meet the definition of an associate or a joint venture. Upon a loss of significant influence over the joint ventures and associates, the Group discontinues the use of the equity method and measures at fair value of any investment that the Group retains in the former joint ventures and associates from the date when the Group loses significant influence. The fair value of the investment is regarded as its fair value on initial recognition as a financial asset in accordance with K-IFRS 1109 Financial Instruments; Recognition and Measurement. The Group recognized differences between the carrying amount and fair value in net income and it is included in determination of the gain or loss on disposal of joint ventures and associates. The Group accounts for all amounts recognized in other comprehensive income in relation to joint ventures and associates on the same basis as would be required if the joint ventures and associates had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by an associate or a joint venture would be reclassified to net income on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to net income as a reclassification adjustment.

When the Group’s ownership of interest in an associate or a joint venture decreases but the Group continues to maintain significant influence over an associate or a joint venture, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that decrease in ownership interest if the gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities. Meanwhile, if interest on associate or joint venture meets the definition of non-current asset held for sale, it is accounted for in accordance with K-IFRS 1105.

The Group continues to use the equity method when an investment in an associate becomes an investment in a joint venture or an investment in a joint venture becomes an investment in an associate. There is no remeasurement of fair value upon such changes in ownership interests.

When the Group transacts with an associate or a joint venture of the Group, profits and losses resulting from the transactions with the associate or joint venture are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate or joint venture that are not related to the Group.

The Group applies K-IFRS 1109 Financial Instruments, including the impairment requirements, to its long-term investment interests in associates and joint ventures that form part of its net investment without applying the equity method. In addition, when applying K-IFRS 1109 to long-term investments, the Group does not consider adjustments to the carrying amount required by K-IFRS 1028. Examples of such adjustments include an impairment assessment or an adjustment to the carrying amount of long-term investment interest resulting from the allocation of losses to the investee in accordance with K-IFRS 1028.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(5) Investment in joint operation

A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

When the Group operates as a joint operator, it recognizes in relation to its interest in a joint operation:

•	its assets, including its share of any assets held jointly;

•	its liabilities, including its share of any liabilities incurred jointly;

•	its revenue from the sale of its share of the output arising from the joint operation;

•	its share of the revenue from the sale of the output by the joint operation;

•	its expenses, including its share of any expenses incurred jointly.

The Group accounts for the assets, liabilities, revenues and expenses that correspond to its interest in a joint operation in accordance with the K-IFRSs applicable to the specific assets, liabilities, revenues and expenses.

When the Group enters into a transaction with a joint operation in which it is a joint operator, such as a sale or contribution of assets, it is conducting the transaction with the other parties to the joint operation and, as such, the Group recognizes gains and losses resulting from such a transaction only to the extent of the other parties’ interests in the joint operation.

When the Group enters a transaction with a joint operation in which it is a joint operator, such as a purchase of assets, it does not recognize proportional share of profit or loss until the asset is sold to a third party.

(6)	Revenue recognition

K-IFRS 1115 requires the recognition of revenues based on transaction price allocated to the performance obligation when or as the Group performs that obligation to the customer. Revenues other than those from contracts with customers, such as interest revenue and loan origination fee (cost), are recognized through effective interest rate method.

1)	Revenues from contracts with customers

The Group recognizes revenue when the Group satisfies a performance obligation by transferring a promised good or service to a customer. When a performance obligation is satisfied, the Group shall recognize as a revenue the amount of the transaction price that is allocated to that performance obligation. The transaction price is the amount of consideration to which the Group expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties.

The Group recognizes revenue by major sources as shown below:

①	Fees and commission received for brokerage

The fees and commission received for agency are the amount of consideration or fee expected to be entitled to receive in return for providing goods or services to the other parties with the Group acting as an agency, such as in the case of sales of bancassurance and beneficiary certificates. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

②	Fees and commission received related to credit

The fees and commission received related to credit mainly include the lending fees received from the loan activity and the fees received in the L/C transactions. Except for the fees and commission accounted for in calculating the effective interest rate, it is generally recognized when the performance obligation has been performed. Most of these fees and commission received related to credit are from the business activities relevant to Banking, Credit card and Investment banking segment.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

③	Fees and commission received for electronic finance

The fees and commission received for electronic finance include fees received in return for providing various kinds of electronic financial services through firm-banking and CMS. These fees are recognized as revenue immediately upon the completion of services. Most of these fees and commission received for electronic finance are from the business activities relevant to Banking and Investment banking segment.

④	Fees and commission received on foreign exchange handling

The fees and commission received on foreign exchange handling consist of various fees incurred when transferring foreign currency. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange handling are substantially attributable to Banking segment.

⑤	Fees and commission received on foreign exchange

The fees and commission received on foreign exchange consist of fees related to the issuance of various certificates, such as exchange, import and export performance certificates, purchase certificates, etc. The point of processing the customer’s request is the time when performance obligation is satisfied, and revenue is immediately recognized when fees and commission are received after requests are processed. The business activities relevant to these fees and commission received on foreign exchange are substantially attributable to Banking segment.

⑥	Fees and commission received for guarantee

The fees and commission received for guarantee include the fees received for the various warranties. The activities related to the warranty consist mainly of performance obligations satisfied over time and fees and commission are recognized over the guarantee period. The business activities relevant to these fees and commission received for guarantee are substantially attributable to Banking segment.

⑦	Fees and commission received on credit card

The fees and commission received on credit card consist mainly of merchant account fees and annual fees. The Group recognizes merchant account fees by multiplying agreed commission rate to the amount paid by using the credit card. The annual fees are performance obligation satisfied over time and are recognized over agreed periods after the annual fees are paid in advance. The business activities relevant to these fees and commission received on credit card are substantially attributable to Credit cards segment.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

⑧	Fees and commission received on securities business

The fees and commission received on securities business consist mainly of fees and commission for the sale of beneficiary certificates, and these fees are recognized when the beneficiary certificates are sold to customers. The business activities relevant to these fees and commission received on securities business are substantially attributable to Banking and Investment banking segment.

⑨	Fees and commission from trust management

The fees and commission from trust management consist of fees and commission received in return for the operation and management services for entrusted assets. These operation and management services are performance obligations satisfied over time, and revenue is recognized over the service period. Among the fees and commission from trust management, variable considerations such as profit commission that are affected by the value of entrusted assets and base return of the future periods are recognized as revenue when limitations to the estimates are lifted. Most of these fees and commission received for brokerage are from the business activities relevant to Banking segment.

⑩	Fees and commission received on credit Information

The fees and commission received on credit Information are composed of the fees and commission received by performing credit investigation and proxy collection services. Credit investigation fees and commission are the amount received in return for verifying the information requested by the customer and are recognized as revenue at the time the verification is completed. Proxy collection service fees are recognized by applying the applicable rate to the collected amount at the time when collection services are completed. Most of these fees and commission received for brokerage are from the business activities relevant to other segments.

Other fees

Other fees are usually fees related to remittances, but include fees related to various other services provided to customers by the Group. These fees are recognized when transactions occur at the customers’ request and services are provided, at the same time when commission are received. These other fees occur across all operating segments.

2)	Revenues from sources other than contracts with customers

①	Interest income

Interest income on financial assets measured at FVTOCI and financial assets at amortized costs is measured using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a debt instrument and of allocating the interest income over the expected life of the asset. The effective interest rate is the rate that exactly discounts estimated future cash flows to the instrument’s initial unamortized cost over the expected period, or shorter if appropriate. Future cash flows include commissions and cost of reward points (limited to the primary component of effective interest rate) and other premiums or discounts that are paid or received between the contractual parties when calculating the effective interest rate, but does not include expected credit losses. All contractual terms of a financial instrument are considered when estimating future cash flows.

For purchased or originated credit-impaired financial assets, interest revenue is recognized by applying the credit-adjusted effective interest rate to the amortized cost of the financial asset from initial recognition. Even if the financial asset is no longer impaired in the subsequent periods due to credit improvement, the basis of interest revenue calculation is not changed from amortized cost to unamortized cost of the financial assets.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

②	Loan origination fees and costs

The commission fees earned on loans, which is part of the effective interest of loans, are accounted for as deferred origination fees. Incremental costs related to the origination of loans are accounted for as deferred origination fees and are being added or deducted to/from interest income on loans using effective interest rate method.

3)	Dividend income

Dividend income is recognized when the right to receive dividends as a shareholder is confirmed. Dividend income is recognized as an appropriate item of profit or loss in the statement of comprehensive income according to the classification of financial instruments.

(7) Accounting for foreign currencies

The Group’s consolidated financial statements are presented in Korean Won, which is the functional currency of the Group. At the end of each reporting period, monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at its prevailing exchange rates at the date. The effective portion of the changes in fair value of a derivative that qualifies as a cash flow hedge and the foreign exchange differences on monetary items that form part of net investment in foreign operations are recognized in equity.

Assets and liabilities of the foreign operations subject to consolidation are translated into Korean Won at foreign exchange rates at the end of the reporting period. Except for situations in which it is required to use exchange rates at the date of transaction due to significant changes in exchange rates during the period, items that belong to profit or loss shall be measured by average exchange rate, with foreign exchange differences recognized as other comprehensive income and added to equity (allocated to non-controlling interests, if appropriate). When foreign operations are disposed, the controlling interest’s share of accumulated foreign exchange differences related to such foreign operations will be reclassified to profit or loss, while non-controlling interest’s corresponding share will not be reclassified.

Adjustments to fair value of identifiable assets and liabilities, and goodwill arising from the acquisition of foreign operations will be treated as assets and liabilities of the corresponding foreign operation and translated using foreign exchange rates at the end of the period. The foreign exchange differences are recognized in other comprehensive income.

(8) Cash and cash equivalents

The Group classifies cash on hand, demand deposits, interest-earning deposits with original maturities of up to three months on acquisition date, and highly liquid investments that are readily convertible to known amounts of cash and subject to an insignificant risk of changes in value as cash and cash equivalents.

(9) Financial assets and financial liabilities

1)	Financial assets

A regular way purchase or sale of financial assets is recognized or derecognized on the trade or settlement date. A regular way purchase or sale is a purchase or sale of a financial asset under a contract whose term requires delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned.

On initial recognition, financial assets are classified into financial assets at FVTPL, financial assets at FVTOCI, and financial assets at amortized cost according to its business model and contractual cash flows.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

a)	Business model

The Group evaluates the way business is being managed, and the purpose of the business model for managing a financial asset best reflects the way information is provided to the management at its portfolio level. Such information considers the following:

•

The accounting policies and purpose specified for the portfolio, the actual operation of such policies. This includes strategy of the management focusing on the receipt of contractual interest revenue, maintaining a certain level of interest income, matching the duration of financial assets and the duration of corresponding liabilities to obtain the asset, and outflow or realization of expected cash flows from disposal of assets

•	The way the performance of a financial asset is held under the business model is evaluated, and the way such evaluation is being reported to the management

•	The risk affecting the performance of the business model (and financial assets held under the business model), and the way such risk is being managed

•	The compensation plan for the management (e.g. whether the management is compensated based on the fair value of assets or based on contractual cash flows received)

•	Frequency, amount, timing and reason for sale of financial assets in the past and forecast of future sale activities.

b)	Contractual cash flows

The principal is defined to be the fair value of financial assets at initial recognition. Interest is not only composed of consideration for the time value of money, consideration for the credit risk related to remaining principal at a certain period of time, and consideration for other costs (e.g. liquidity risk and cost of operation) and fundamental risk associated with lending but also profit.

When evaluating whether contractual cash flows are solely payments of principal and interests, the Group considers the contractual terms of the financial instrument. When a financial asset contains contractual conditions that modify the timing and amount of contractual cash flows, it is required to determine whether contractual cash flows that arise during the remaining life of the financial instrument due to such contractual conditions are solely payments of principal and interest. The Group considers the following elements when evaluating the above:

•	Conditions that lead to modification of timing or amount of cash flows

•	Contractual terms that adjust contractual nominal interest, including floating rate features

•	Early payment features and maturity extension features

•	Contractual terms that limit the Group’s claim on cash flows arising from certain assets

①	Financial assets at FVTPL

The Group classifies those financial assets that are not classified as either financial assets at amortized cost or financial assets at FVTOCI, and those designated to be measured at FVTPL, as financial assets at FVTPL. Financial assets at FVTPL are measured at fair value, and related profit or loss is recognized in net income. Transaction costs related to acquisition at initial recognition are recognized in net income immediately upon its occurrence.

It is possible to designate a financial asset as financial asset at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial asset at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability), is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial asset is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial asset at FVTPL is allowed under K-IFRS 1109 Financial Instruments. However, the designation is irrevocable.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

②	Financial assets at FVTOCI

When financial assets are held under a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at FVTOCI. Also, for investments in equity instruments that are not held for short-term trade, an irrevocable election is available at initial recognition to present subsequent changes in fair value as other comprehensive income.

At initial recognition, financial assets at FVTOCI are measured at its fair value plus any direct transaction cost, and are subsequently measured in fair value. However, for equity instruments that do not have a quotation in an active market and in which fair value cannot be measured reliably, they are measured at cost. The income tax effects related to the changes in fair value except for profit or loss items such as impairment losses (reversals), interest revenue calculated by using effective interest method, and foreign exchange gain or loss about debt instruments are recognized as other comprehensive income until the asset’s disposal. Upon derecognition, the accumulated other comprehensive income is reclassified from equity to net income for FVTOCI (debt instrument) and reclassified within the equity for FVTOCI (equity instruments).

③	Financial assets at amortized cost

When financial assets are held under a business model whose objective is to hold financial assets in order to collect contractual cash flows, and when contractual cash flows from such financial assets are solely payments of principal and interest, the financial assets are classified as financial assets at amortized cost. At initial recognition, financial assets at amortized cost are recognized at fair value plus any direct transaction cost. Financial assets at amortized cost are presented at amortized cost using effective interest method, less any loss allowance.

2)	Financial liabilities

At initial recognition, financial liabilities are classified into either financial liabilities at FVTPL or financial liabilities at amortized cost.

Financial liabilities are usually classified as financial liabilities at FVTPL when they are acquired with a purpose to repurchase them within a short period of time, when they are part of a certain financial instrument portfolio that is actually and recently being managed with a purpose of short-term profit and joint management by the Group at initial recognition, and when they are derivatives that do not qualify as hedging instruments. Financial liabilities at FVTPL are measured at fair value plus direct transaction cost at initial recognition, and are subsequently measured at fair value. Profit or loss arising from financial liabilities at FVTPL is recognized in net income when occurred.

It is possible to designate a financial liability as financial liability at FVTPL if at initial recognition: (a) it is possible to remove or significantly reduce recognition or measurement mismatch that may otherwise have occurred if not for its designation as financial liability at FVTPL; (b) the financial asset forms part of the Group’s financial instrument group (a group composed of a combination of financial asset or liability) according to the Group’s documented risk management or investment strategy, is measured at fair value and is being evaluated for its performance, and such information is provided internally; and (c) the financial liability is part of a contract that contains one or more of embedded derivatives, and is a hybrid contract in which designation as financial liability at FVTPL is allowed under K-IFRS 1109 Financial Instruments.

Financial liabilities designated as at FVTPL are initially recognized at fair value, with any direct transaction cost recognized in profit or loss, and are subsequently measured at fair value. Any profit or loss from financial liabilities at FVTPL are recognized in profit or loss.

Financial liabilities not classified as financial liabilities at FVTPL are measured at amortized cost.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

3)	Reclassification

Financial assets are not reclassified after initial recognition unless the Group modifies the business model used to manage financial assets. When the Group modifies the business model used to manage financial assets, all affected financial assets are reclassified on the first day of the first reporting period after the modification.

4)	Derecognition

Financial assets are derecognized when contractual rights to cash flows from the financial assets are expired, or when substantially all of risk and reward for holding financial assets is transferred to another entity as a result of a sale of financial assets. If the Group does not have and does not transfer substantially all of the risk and reward of holding financial assets with control of the transferred financial assets retained, the Group recognizes financial assets to the extent of its continuing involvement. If the Group holds substantially all the risk and reward of holding a financial asset, it continues to recognize that asset and proceeds are accounted for as collateralized borrowings.

When a financial asset is fully derecognized, the difference between the carrying amount and the sum of proceeds and accumulated other comprehensive income is recognized as profit or loss in case of FVTOCI (debt instruments), and as retained earnings for FVTOCI (equity instruments).

In case when a financial asset is not fully derecognized, the Group allocates the carrying amount into amounts retained in the books and removed from the books, based on the relative fair value of each portion at the date of sale, and based on the degree of continuing involvement. For the derecognized portion of the financial assets, the difference between its carrying amount and the sum of proceeds and the portion of accumulated other comprehensive income attributable to that portion will be recognized in profit or loss in case of debt instruments and recognized in retained earnings in case of equity instruments. The accumulated other comprehensive income is distributed to the portion of carrying amount retained in the books, and to the portion of carrying amount removed from the books.

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or have expired. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

When the Group exchanges with the existing lender one debt instrument into another one with substantially different terms, such exchange is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. Similarly, the Group accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least 10 percent different from the discounted present value of the remaining cash flows of the original financial liability.

5)	Fair value of financial instruments

Financial assets at FVTPL and financial assets at FVTOCI are measured and presented in consolidated financial statements at their fair values, and all derivatives are also subject to fair value measurement.

Fair value is defined as the price that would be received to exchange an asset or paid to transfer a liability in a recent transaction between independent parties that are reasonable and willing. Fair value is the transaction price of identical financial assets or financial liabilities generated in an active market. An active market is a market where trade volume is sufficient and objective price information is available due to the fact that bid and ask price differences are small.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

When trade volume of a financial instrument is low, when transaction prices within the market show large differences among them, or when it cannot be concluded that a financial instrument is being traded within an active market due to disclosures being extremely shallow, fair value is measured using valuation techniques based on alternative market information or using internal valuation techniques based on general and observable information obtained from objective sources. Market information includes maturity and characteristics, duration, similar yield curve, and variability measurement of financial instruments of similar nature. Fair value amount contains unique assumptions on each entity (the Group concluded that it is using assumptions applied in valuing financial instruments in the market, or risk-adjusted assumptions in case marketability does not exist).

The market approach and income approach, which are valuation techniques used to estimate the fair value of financial instruments, both require significant judgment. Market approach measures fair value using either a recent transaction price that includes the financial instrument, or observable information on comparable firm or assets. Income approach measures fair value through discounting future cash flows with a discount rate reflecting market expectations, and revenue, operating income, depreciation, capital expenditures, income tax, working capital and estimated residual value of financial investments are being considered when deriving future cash flows. Valuation techniques such as the above include estimates based on the financial instruments’ complexity and usefulness of observable information in the market.

The valuation techniques used in the evaluation of financial instruments are explained below.

a)	Financial assets at FVTPL and Financial assets at FVTOCI

The fair value of equity securities included in financial assets at FVTPL and financial assets at FVTOCI category is recognized in the statement of financial position at its available market price. Debt securities traded in the over-the-counter market are generally recognized at an amount computed by an independent appraiser. When the Group uses the fair value determined by independent appraisers, the Group usually obtains three values from three different appraisers for each financial instrument and selects the minimum amount without making additional adjustments. For equity securities without marketability, the Group uses the amount determined by the independent appraiser. The Group verifies the prices obtained from appraisers in various ways, including the evaluation of independent appraisers’ competency, indirect verification through comparison between appraisers’ price and other available market information, and reperformed by employees who have knowledge of valuation models and assumptions that appraisers used.

b)	Derivatives

The Group’s transactions involving derivatives such as futures and exchange-traded options are measured at market value. For exchange traded derivatives classified as level 2 in the fair value hierarchy, the fair value is estimated using internal valuation techniques. If there are no publicly available market prices because they are traded over-the-counter, fair value is measured through internal valuation techniques. When using internal valuation techniques to derive fair value, the types of derivatives, base interest rate or characteristics of prices, or stock market indices are considered. When variables used in the internal valuation techniques are not observable information in the market, such variables may contain significant estimates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

c)	Adjustment of valuation amount

The Group is exposed to credit risk when a counterparty to a derivative contract does not perform its contractual obligation, and the exposure amount is equal to the amount of derivative asset recognized in the statement of financial position. When the Group earns income through valuation of derivatives, such income is recognized as derivative asset in the statement of financial position. Some of the derivatives are traded in the market, but most of the derivatives are measured at estimated fair value derived from internal valuation models that use observable information in the market. As such, in order to estimate the fair value, there should be an adjustment made to incorporate counterparty’s credit risk, and credit risk adjustment is being considered when valuing derivative assets such as over-the-counter derivatives. The amount of financial liabilities is also adjusted by the Group’s own credit risk when valuing them.

The amount of adjustment is derived from counterparty’s probability of default and loss given default. This adjustment considers contractual matters that are designed to reduce the Group’s exposure to each counterparty’s credit risk. When derivatives are under master netting arrangement, the exposure used in the computation of credit risk adjustment is a net amount after adding/deducting cash collateral received (or paid) from loss (or gain) position derivatives with the same counterparty.

6)	Expected credit losses on financial assets

The Group recognizes loss allowance for expected credit losses for the following assets:

•	Financial assets at amortized cost

•	Debt instruments measured at FVTOCI

•	Contract assets as defined by K-IFRS 1115

Expected credit losses are weighted-average value of a range of possible results, considering the time value of money, and are measured by incorporating information on current conditions and forecasts of future economic conditions that are available without undue cost or effort.

The methods to measure expected credit losses are classified into following three categories in accordance with K-IFRS:

•	General approach: Financial assets that do not belong to below two models and unused loan commitments

•	Simplified approach: When financial assets are either trade receivables, contract assets or lease receivables

•	Credit impairment model: Purchased or originated credit-impaired financial assets

The measurement of loss allowance under general approach is differentiated depending on whether the credit risk has increased significantly after initial recognition. That is, loss allowance is measured based on 12-month expected credit loss when the credit risk has not increased significantly after initial recognition, while loss allowance is measured at lifetime expected credit loss when credit risk has increased significantly. Lifetime is the expected remaining life of the financial instrument up to the maturity date of the contract.

The measurement of loss allowance under simplified approach is always based on lifetime expected credit loss, and loss allowance under credit impairment model is measured as the cumulative change in lifetime expected credit loss since initial recognition.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

a)	Measurement of expected credit losses on financial asset at amortized cost

The expected credit losses on financial assets at amortized cost is measured by the difference between the contractual cash flow during the period and the present value of expected cash flows. Expected cash inflows are computed for individually significant financial assets in order to calculate expected credit losses. When financial assets that are not individually significant, they are included in a group of financial assets with similar credit risk characteristics and expected credit losses of the group are calculated collectively.

Expected credit losses are deducted through loss allowance account, and when the financial asset is determined to be uncollectible, the loss allowance is written off from the books along with the related financial asset.

b)	Measurement of expected credit losses on financial assets at FVTOCI(Debt instruments)

The measurement method of expected credit loss is identical to financial asset at amortized cost, but changes in the loss allowance are recognized in other comprehensive income. When financial assets at FVTOCI is disposed or repaid, the related loss allowance is reclassified from accumulated other comprehensive income to net income.

(10)	Offsetting financial instruments

Financial assets and liabilities are presented as a net amount in the statements of financial position when the Group has an enforceable legal right and an intention to settle on a net basis or to realize an asset and settle the liability simultaneously.

(11)	Investment properties

The Group classifies a property held to earn rentals and/or for capital appreciation as an investment property. Investment properties are measured initially at cost, including transaction costs, less subsequent depreciation and impairment.

Subsequent costs are included in the carrying amount of the asset or recognized as a separate asset if it is probable that future economic benefits associated with the assets will flow into the Group and the cost of an asset can be measured reliably, and the carrying amount of a portion of an asset that are replaced by a subsequent expenditure is removed from the books. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, all other investment properties are depreciated based on the depreciation method and useful lives of premises and equipment. The estimated useful lives, residual values and depreciation methods are reviewed at the end of each reporting period, and when it is deemed appropriate to change them, the effect of any change is accounted for as a change in accounting estimates.

An investment property is derecognized from the consolidated financial statements on disposal or when it is permanently withdrawn from use and no future economic benefits are expected even from its disposal. The gain or loss on the derecognition of an investment property is calculated as the difference between the net disposal proceeds and the carrying amount of the property and is recognized in profit or loss in the period of the derecognition.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(12)	Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of an item of premises and equipment is expenditure directly attributable to their purchase or construction, which includes any cost directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management. It also includes the initial estimate of costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent costs are recognized in the carrying amount of an asset or as a separate asset (if appropriate) if it is probable that future economic benefit associated with the assets will flow into the Group and the cost of an asset can be measured reliably. Routine maintenance and repairs are expensed as incurred.

While land is not depreciated, for all other premises and equipment, depreciation is charged to net income on a straight-line basis by applying the following estimated economic useful lives on the amount of cost or revalued amount less residual value.

Useful life
Buildings used for business purpose	26 to 57 years
Structures in leased office	4 to 5 years
Properties for business purpose	4 to 7 years

The Group reassesses the depreciation method, the estimated useful lives and residual values of premises and equipment at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate. When there is an indicator of impairment and the carrying amount of a premises and equipment item exceeds the estimated recoverable amount, the carrying amount of such asset is reduced to the recoverable amount.

(13) Intangible assets and goodwill

The Group recognizes the acquisition cost of an intangible asset as the manufacturing cost or purchase cost plus additional incidental expenses. Development costs are the sum of expenditures incurred after the asset recognition requirements, such as technical feasibility and future economic benefits, are met. After the initial recognition, the carrying value is presented as the accumulated amortization and accumulated impairment losses deducted from the cost.

The Group’s intangible asset is amortized over the following economic lives using the straight-line method. However, for some intangible assets, the period of time that is expected to be available is not predictable, so the useful life of some intangible assets is assessed as indefinite and not depreciated.

The estimated useful life and amortization method of intangible assets with a finite useful life are reviewed at the end of each reporting period. If changes in the estimates are deemed appropriate, the changes are accounted for as a change in an accounting estimate.

Useful life
Industrial property rights	5 to 10 years
Development costs	5 years
Software and others	1 to 10 years

In addition, when an indicator that intangible assets are impaired is noted, and the carrying amount of the asset exceeds the estimated recoverable amount of the asset, the carrying amount of the asset is reduced to its recoverable amount.

Goodwill acquired in a business combination is included in intangible assets. Goodwill is not amortized but is subject to an impairment test at the cash-generating unit level every year, and whenever there is an indicator that goodwill is impaired.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Goodwill is allocated to each of the Group’s cash-generating units (or groups of cash-generating units) that is expected to benefit from the synergies of the combination. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit on a pro rata basis based on the carrying amount of each asset in the unit. Any impairment loss for goodwill is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

(14) Impairment of non-monetary assets

Intangible assets with indefinite useful lives or intangible assets that are not yet available for use are tested for impairment annually, regardless of whether there is any indication of impairment. All other assets are tested for impairment by estimating the recoverable amount when there is an objective indication that the carrying amount may not be recoverable. Recoverable amount is the higher of value in use or net fair value, less costs to sell. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and such impairment loss is recognized immediately in net income.

(15) Leases

The Group determines whether the contract is a lease or includes a lease at the time of the contract agreement. In exchange for consideration in a contract, the contract is either a lease or includes a lease if the control over the use of the identified asset is transferred for a period of time. In determining whether a contract transfers control over the use of the asset to which it is identified, the Group uses the definition of lease in K-IFRS 1116.

①	The Group as a lessee

The Group recognizes the right-of-use asset and the lease liability at the commencement date of the lease. The right-of-use asset is measured at cost, which comprises the amount of the initial measurement of the lease liability, lease payments made at or before the commencement date(less any lease incentives received), initial direct costs, and an estimate of costs to be incurred by the lessee in dismantling and removing the underlying asset, restoring the site on which it is located.

The right-of-use asset is subsequently depreciated on a straight-line basis from the commencement of the lease to the end of the lease term. However, if the lease transfers ownership of the underlying asset to the lessee by the end of the lease term or if the cost of the right-of-use asset reflects that the lessee will exercise a purchase option, the lessee depreciates the right-of-use asset same as a fixed asset from the commencement date to the end of the useful life of the underlying asset. The right-of-use asset may be reduced by an impairment of the underlying asset or adjusted by remeasurement of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that cannot be readily determined, the Group uses its incremental borrowing rate. The Group generally uses the incremental borrowing rate.

The Group makes adjustments to reflect the terms of the lease and the characteristics of the lease asset in interest rates obtained from external financial information, and calculates the incremental borrowing rate.

The Group calculates the lease term by including the relevant period when it is quite certain that the lessee will exercise the extension option or the termination option. The Group calculates the enforceable period in consideration of the economic disadvantages of terminating the contract if the lessee and the lessor have the right to terminate it without the consent of the other parties.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

The lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments (including in-substance fixed payments)

•	Variable lease payments that depend on an index (or a rate), are initially measured using the index or a rate as at the commencement date

•	Amounts expected to be payable by the lessee under residual value guarantees

•

The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, lease payments of the extended period if the lessee is reasonably certain to exercise extension option, and payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease liability is subsequently increased by the interest expense recognized for the lease liability and decreased by reflecting the payment of the lease payments. The lease liability is remeasured if the future lease payments change depending on changes in the index (or a rate), changes in the expected amount to be paid under the residual value guarantee, and changes in the assessment of whether the purchase or extension option is reasonably certain to be exercised or not to exercise the terminate option.

When remeasuring a lease liability, the related right-of-use asset is adjusted and if the carrying amount of the right-of-use asset decreases to zero, the remeasurement amount is recognized in profit or loss.

The Group applies its judgment when determining the lease term for some lease contracts that include the extension option. The assessment of whether the Group is reasonably certain to exercise the option significantly affects the lease term and therefore has a significant impact on the amount of lease liabilities and the right-of-use asset.

Because the Group can replace the assets without significant cost or business discontinuation, the option to extend the lease is not included in the lease liability in most offices and vehicle transport leases.

The Group reevaluates the lease term when the option is exercised (or not exercised) or the Group is liable to exercise (or not exercise) the option. Group will change its judgment only when significant events occur that affect the lessee’s control and the determination of the lease term, or there is a significant change in the circumstances.

Lease liabilities and right-of-use-asset increased by 7,373 million Won, reflecting the exercise impact of the extension and termination options during the current term.

In the statement of financial position, the Group classified the right-of-use assets that do not meet the definition of investment property as ‘premises and equipment’ and the lease liabilities as ‘other financial liabilities.’

The Group has chosen a practical expedient that does not recognize the right-of-use asset and lease liabilities for short-term leases with a lease term of less than 12 months and leases for which the underlying asset is of low value. The Group recognizes the lease payments associated with those leases as an expense on a straight-line basis over the lease term.

②	The Group as a lessor

At the date of the agreement or the effective date of the modification containing the lease element, the Group allocates the consideration of the contract to each lease element based on its relative stand-alone price.

As a lessor, the Group classifies its leases as either a finance lease or an operating lease at the commencement date.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

The Group subsequently judges whether the lease transfers substantially all the risks and rewards incidental to ownership of an underlying asset. A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership of an underlying asset, otherwise a lease is classified as an operating lease.

If the agreement contains both lease and non-lease elements, the Group applies K-IFRS 1115 to allocate the consideration of the contract.

The Group applies the derecognition and impairment provisions of K-IFRS 1109 to its net investment in the lease. The Group also carries out regular reviews of the unguaranteed residual value used to calculate total lease investment.

The Group recognizes lease payments from operating lease as income on a straight-line basis.

The accounting policy that the Group has applied as a lessor is not different from K-IFRS 1116.

(16) Derivative instruments

Derivative instruments are classified as forwards, futures, options and swaps, depending on the types of transactions and are classified at the point of transaction as either trading or hedging based on its purpose.

Derivatives are initially recognized at fair value at the date of contract and are subsequently measured at fair value at the end of each reporting period. The resulting gain or loss is recognized in net income immediately unless the derivative is designated or effective as a hedging instrument. If derivatives have been designated as hedging instruments and if it is effective, the point of recognition of gain or loss depends on the characteristics of hedging relationship.

Derivatives that have positive (+) fair values are recognized as financial assets and those that have negative (-) fair values are recognized as financial liabilities. Derivatives are not offset in the consolidated financial statements unless they have legally enforceable rights to set off or are intended to set off.

1)	Embedded derivatives

Embedded derivatives are components of a hybrid financial instrument that includes a non-derivative host contract. It has an effect of modifying part of cash flows of the hybrid financial instrument similar to an independent derivative.

Embedded derivatives that are part of a hybrid contract of which the host contract is a financial asset within the scope of K-IFRS 1109 are not separated. The classification is done by considering the hybrid contract as a whole, and subsequent measurement is either at amortized cost or fair value.

If embedded derivatives are part of a hybrid contract of which the host contract is not a financial asset within the scope of K-IFRS 1109 (e.g. financial liability), then these are treated as separate derivatives if embedded derivatives meet the definition of a derivative, characteristics & risk of the embedded derivatives are not closely related to that of host contract, and if the host contract is not measured at FVTPL.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

2)	Hedge accounting

The Group is applying K-IFRS 1109 in regard to hedge accounting. The Group is designating certain derivatives as hedging instruments against fair value changes in relation to the interest rate risk, foreign currency translation and interest rate risk, and foreign currency translation risk.

The Group documents the relationship between hedging instruments and hedged items at the commencement of hedging in accordance with their purpose and strategy. Also, the Group documents at the commencement and subsequent dates whether the hedging instrument effectively counters the changes in fair value of hedged items. A hedging instrument is effective only when it meets all the following criteria:

•	When there is an economic relationship between the hedged items and hedging instruments

•	When the effect of credit risk is not stronger than the change in value due to the economic relationship between the hedged items and hedging instruments

•

When the hedge ratio of hedging relationship is equal to the proportion of the number of items that the group actually hedges and the number of hedging instruments that the Group actually uses to hedge the number of hedged items

When a hedging relationship no longer meets the hedging effectiveness requirements related to hedge ratio, but when the purpose of risk management on designated hedging relationship is still maintained, the hedge ratio of the hedging relationship is adjusted so that hedging relationship may meet the requirements again (Hedge ratio readjustment).

The Group has designated derivatives as hedging instruments except for the portion on foreign currency basis spread. The fair value change due to foreign currency basis spread is recognized in other comprehensive income and is accumulated in equity. If the hedged item is related to transactions, the accumulated other comprehensive income is reclassified to profit or loss when the hedged item affects the profit or loss. However, when non-monetary items are subsequently recognized due to hedged items, the accumulated equity is removed from the equity directly, and is included in the initial carrying amount of the recognized non-monetary items. Such transfers does not affect other comprehensive income. But if part or all of accumulated equity is not expected to be recovered in the future periods, the amount not expected to be recovered is immediately reclassified to profit or loss. If the hedged item is time-related, then the foreign currency basis spread on the day the derivative is designated as a hedging instrument that is related to the hedged item is reclassified to profit or loss over the term of the hedge.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

3)	Fair value hedge

Gain or loss arising from valid hedging instrument is recognized in profit or loss. However, when the hedging instrument mitigates risks on equity instruments designated as financial assets at FVTOCI, related gain or loss is recognized in other comprehensive income.

The carrying amount of hedged items that are not measured in fair value is adjusted by the changes in fair value arising from the hedged risk, with resulting gain or loss reflected in net income. In case of debt instruments measured at FVTOCI, carrying amount is an amount that is already adjusted to fair value and thus gain or loss arising from the hedged risk is recognized in profit or loss instead of other comprehensive income without adjustments in carrying amount. When the hedged item is equity instruments measured at FVTOCI, the gain or loss arising from hedged risk is retained at other comprehensive income in order to match the gain or loss with hedging instruments.

When gains or losses arising from the hedged risk are recognized in profit or loss of the current term, they are recognized as items related to the hedged items.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment is held in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. The fair value adjustments made to carrying amount of hedged item due to hedged risk is amortized from the date of discontinuance of hedge accounting and is recognized in profit or loss.

4)	Cash flow hedge

The Group recognizes the effective portion of changes in the fair value of derivatives and other valid hedging instruments that are designated and qualified as cash flow hedges in other comprehensive income to the extent of cumulative fair value changes of the hedged item from the starting date of hedge accounting and it is cumulated in the cash flow hedge reserve. The gain or loss relating to the ineffective portion is recognized immediately in net income.

Amounts previously recognized in other comprehensive income and accumulated in equity are reclassified to net income when the hedged item affects net income. However, when non-monetary assets or liabilities are subsequently recognized due to expected transactions involving hedged items, the valuation gain or loss accumulated in the equity as other comprehensive income is removed from the equity and included in the initial carrying amount of the recognized non-monetary assets or liabilities. Such transfers do not affect other comprehensive income. Also, if the cash flow hedge reserve is loss and accumulated other comprehensive income is a loss and part or all of the losses are not expected to be recovered in the future periods, the said amount is immediately reclassified to profit or loss.

Hedge accounting ceases to apply only when hedging relationship (or part of it) does not meet the requirements of hedge accounting (even after hedging relationship readjustment, if applicable). This treatment is held in case of lapse, disposal, expiry and exercise of hedging instruments, and this cease of treatment applies prospectively. At the point of cessation of cash flow hedge, the valuation gain or loss recognized as accumulated other comprehensive income continues to be recognized as equity, and is reclassified to profit or loss when the expected transaction is ultimately recognized as profit or loss. However, when transactions are no longer expected to occur, the valuation gain or loss of hedging instrument recognized as accumulated other comprehensive income is immediately reclassified to profit or loss.

(17) Assets (or disposal group) held for sale

The Group classifies a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. Non-current assets (and disposal groups) classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(18)	Provisions

Provisions are recognized if they have present or contractual obligations as a result of the past event, it is probable that an outflow of resources will be required to settle the obligation and the amount of the obligation is reliably estimated. A provision is not recognized for the future operating losses.

The Group recognizes provisions related to the payment guarantees, loan commitment and litigations. Under the terms of lease agreement, the cost incurred by the Group to recover the leased asset to its original state are recognized as provisions at the commencement of the lease or during a specific period in which the obligation is incurred as a result of the using the asset. The provisions are measured as the best estimate of the expenditure required to recover the asset, which is regularly reviewed and sated to the new situation.

Where there are a number of similar obligations, the probability that an outflow will be required in settlement is determined by considering the obligations as a whole. Although the likelihood of outflow for any one item may be small, if it is probable that some outflow of resources will be needed to settle the obligations as a whole, a provision is recognized.

At the end of each reporting period, the remaining provision balance is reviewed and assessed to determine if the current best estimate is being recognized.

(19) Equity instruments issued by the Group

1)	Capital and compound financial instruments

The Group classifies a financial instrument that it issues as a financial liability or an equity instrument in accordance with the substance of the contractual arrangement. A financial liability is a contractual obligation to deliver cash or another financial asset to another entity. An equity instrument is any contract that evidences a residual interest in the assets of an entity after deducting all of its liabilities. The compound financial instruments are financial instruments where it is neither a financial liability nor an equity instrument because it was designed to contain both equity and debt elements.

If the Group reacquires its own equity instruments, the consideration paid including the direct transaction costs (net of tax expense) are presented as a deduction from total equity until such instruments are retired or reissued. When these instruments are reissued, the consideration received (net of direct transaction costs) is included in the shareholder’s equity.

2)	Hybrid securities

The Group classifies hybrid securities that have the unconditional right to avoid contractual obligations, such as to deliver cash or other financial assets in relation to financial instruments into equity instruments and presents as part of equity. Meanwhile, hybrid securities issued by subsidiaries of the group are classified as non-controlling interests according to the criteria, and the distribution paid is treated as net profit attributable to non-controlling interests in the consolidated comprehensive income statement.

(20) Financial guarantee contracts

A financial guarantee contract is a contract where the issuer must pay a certain amount of money in order to compensate for losses suffered by the creditor when debtor defaults on a debt instrument in accordance with original or modified contractual terms.

A financial guarantee is initially measured at fair value and is subsequently measured at the higher of the amounts below unless it is designated to be measured at FVTPL or when it arises from disposal of an asset.

•	Loss allowance in accordance with K-IFRS 1109

•	Initial carrying amount less accumulated profit measured in accordance with K-IFRS 1115

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(21)	Employee benefits and pensions

The Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for the services rendered by the employees. Also, the Group recognizes expenses and liabilities in the case of accumulating compensated absences when the employees render services that entitle their right to future compensated absences. Similarly, the Group recognizes expenses and liabilities for customary profit distribution or bonuses when the employees render services, even though the Group does not have legal obligation to do so because it can be construed as constructive obligation.

The Group is operating defined contribution plans and defined benefit plans. Contributions to defined contribution plans are recognized as an expense when employees have rendered services entitling them to receive the benefits. For defined benefit plans, the defined benefit liability is calculated through an actuarial assessment using the projected unit credit method at every end of the reporting period, conducted by a professional actuary. Remeasurement, comprising actuarial gains and losses, the return on plan assets (excluding the amount included in net interest from net defined benefit liability (asset)), and the effect of the changes to the asset ceiling is reflected immediately in the consolidated statement of financial position with a charge or credit recognized in other comprehensive income in the period in which they occur.

Remeasurement recognized in the consolidated statement of comprehensive income is not reclassified to profit or loss in the subsequent periods. Past service cost is recognized in profit or loss in the period of a plan amendment. Net interest is calculated by applying the discount rate at the beginning of the period to the net defined benefit liability or asset. Defined benefit costs are composed of service costs (including current service cost and past service cost, as well as gains and losses on settlements), net interest expense (income) and remeasurement.

The Group presents the service cost and net interest expense (income) components in profit or loss, and the remeasurement component in other comprehensive income. Curtailment gains and losses are accounted for as past service costs.

The retirement benefit obligation recognized in the consolidated statement of financial position represents the actual deficit or surplus in the Group’s defined benefit plans. Any surplus resulting from this calculation is recognized as an asset limited to the present value of any economic benefits available in the form of refunds from the plans or reductions in future contributions to the plans.

Liabilities for termination benefits are recognized at the earlier of either the date when the Group is no longer able to cancel its proposal for termination benefits or the date when the Group has recognized the cost of restructuring that accompanies the payment of termination benefits.

(22) Income taxes

Income tax expense is composed of current tax and deferred tax. That is, income tax expense is composed of taxes payable or refundable during the period and deferred taxes calculated by applying asset-liability method to taxable and deductible temporary differences arising from operating loss and tax credit carryforwards. Temporary differences are the differences between the carrying values of assets and liabilities for financial reporting purposes and their tax bases. Deferred income tax benefit or expense is recognized for the change in deferred tax assets or liabilities. Deferred tax assets and liabilities are measured as of the reporting date using the enacted or substantively enacted tax rates expected to apply in the period in which the liability is settled or asset is realized. Deferred tax assets, including the carryforwards of unused tax losses, are recognized to the extent it is probable that the deferred tax assets will be realized.

Deferred income tax assets and liabilities are offset if, and only if, the Group has a legally enforceable right to offset current tax assets against current tax liabilities, and the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority or when the entity intends to settle current tax liabilities and assets on a net basis with different taxable entities.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent it is no longer probable that sufficient taxable profits will be available to allow all or part of the assets to be recovered.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Deferred liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill. Deferred tax assets or liabilities are not recognized if they arise from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit (tax loss) nor the accounting profit.

Current and deferred taxes are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income or directly in equity or when it arises from business combination.

The tax uncertainty arises from the compensation claim filed by the Group, and refund litigation for the amount of tax levied by the tax authority due to differences in tax law analysis. In response, the Group paid taxes in accordance with K-IFRS 2123 due to the tax authority’s claim, but recognized as a corporate tax asset if it is highly probable of a refund in the future. In addition, the Group appropriately estimates and reflects the amount of corporate tax liabilities based on the analysis of corporate tax laws and the evaluation of many factors, including past experiences.

(23) Criteria of calculating earnings per share (“EPS”)

Basic EPS is a calculation of net income per common stock. It is calculated by dividing net income attributable to ordinary shareholders by the weighted-average number of common shares outstanding. Diluted EPS is calculated by adjusting the earnings and number of shares for the effects of all dilutive potential common shares.

(24) Share-based payment

For cash-settled share-based payment transactions that provide cash in return for the goods or services received, the Group measures the goods or services received, and the corresponding liability at the fair value and recognizes as employee benefit expenses and liabilities during the vesting period. The fair value of the liability is remeasured at the end of each reporting period and the settlement date until the liability is settled, and changes in fair value are recognized as employee benefits.

(25) Insurance Contract

1)	Definition and classification of insurance contracts

The Group classifies a contract under which one party (the issuer) accepts significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholder if a specified uncertain future event (the insured event) adversely affects the policyholder as an insurance contract.

The Group determines whether an insurance contract contains significant insurance risk by assessing whether, in at least one scenario that has commercial substance, the insured event could cause the Group to pay significant additional benefits to the policyholder, and this assessment is performed for each contract at the issuance date. As a result, if significant insurance risk is acquired from the policyholder, it is classified as an insurance contract, and if there is no significant transfer of insurance risk, it is classified as an investment contract even if it takes the legal form of an insurance contract. Depending on the classification of the contract, K-IFRS 1117 Insurance Contracts applies to insurance contracts and investment contracts with discretionary participation features, and K-IFRS 1109 Financial Instruments applies to investment contracts without discretionary participation features.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

2)	Level of aggregation

The Group identifies portfolios of insurance contracts that are exposed to similar risks and managed together, and each portfolio is divided into the following groups of insurance contracts.

•	A group of contracts that are onerous at initial recognition, if any;

•	a group of contracts that at initial recognition have no significant possibility of becoming onerous subsequently, if any; and

•	a group of the remaining contracts in the portfolio, if any.

In addition, insurance contracts issued more than one year apart are not included in the same group of insurance contracts. The Group does not subsequently re-evaluate the composition of the group.

3)	Recognition

A group of insurance contracts held by the Group is recognized from the earlier of the following:

•	the beginning of the coverage period of the group of contracts;

•	the date when the first payment from a policyholder in the group becomes due; and

•	for a group of onerous contracts, when the group becomes onerous.

A group of reinsurance contracts held by the Group is recognized from the earlier of the following:

•	The beginning of the coverage period of the group of reinsurance contracts held; and

•

if the Group recognizes an onerous group of underlying insurance contracts on an earlier date and the related reinsurance contract was entered into before that earlier date, then the group of reinsurance contracts is recognized on that earlier date.

The Group delays the recognition of a group of reinsurance contracts held that provide proportionate coverage until the date that any underlying insurance contract is initially recognized, if that date is later than the beginning of the coverage period of the group of reinsurance contracts held.

4)	Contract boundaries

The measurement of a group of insurance contracts includes future cash flows within the boundaries of the contracts in the group. Cash flows are within the boundary of an insurance contract if they arise from substantive rights and obligations that exist during the reporting period in which the Group can compel the policyholder to pay the premiums or in which the Group has a substantive obligation to provide the policyholder with insurance contract services A substantive obligation to provide insurance contract services ends when:

•	the Group has the practical ability to reassess the risks of the particular policyholder and, as a result, can set a price or level of benefits that fully reflect those risks; or

•

the Group has the practical ability to reassess the risks of the portfolio of insurance contracts that contains the contract and, as a result, can set a price or level of benefits that fully reflects the risk of that portfolio; and the pricing of the premiums up to the date when the risks are reassessed does not take into account the risks that relate to periods after the reassessment date.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

5)	Measurement

A)	Initial measurement

On initial recognition, the Group measures a group of insurance contracts at the total of:

•

the fulfilment cash flows, which comprise estimates of future cash flows, an adjustment to reflect the time value of money and the financial risks related to the future cash flows, and a risk adjustment for non-financial risk; and

•	the contractual service margin

Risk adjustment for non-financial risk of a group of insurance contracts is a liability that adjusts the estimate of the present value of the future cash flows to reflect the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk.

Contractual service margin of a group of insurance contracts is unearned profit that would be recognized by providing insurance service in the future. If the fulfilment cash flows of a group of insurance contracts at the date of initial recognition are a net inflow, contractual service margin is measured so that there is no revenue or expense in the group of insurance contracts at the date of initial recognition.

In contrast, if the fulfilment cash flows of a group of insurance contracts at the date of initial recognition are a net outflow, the group of insurance contracts is classified as onerous. And the Group recognizes a loss in profit or loss for the net outflow. The loss component, depicting the losses recognized, determines the amounts that are presented in profit or loss as reversals of losses on onerous groups and are consequently excluded from the determination of insurance revenue.

Representation of insurance contracts assets and insurance contracts liabilities are determined in accordance with a sum of fulfilment cash flows and contractual service margin, on a portfolio basis.

B)	Subsequent measurement

The book amount of the group of insurance contracts as of the end of the reporting period is the sum of the liability for remaining coverage and the liability for incurred claims. The liability for remaining coverage consists of fulfilment cash flows and contractual service margin related to future services allocated to the group of insurance contracts as of the end of the reporting period. The liability for incurred claims consists of fulfilment cash flows related to past service allocated to the group at that date, including fulfilment cash flows for insurance claims and insurance costs that have not yet been paid.

The Group measures insurance contracts with direct participation features by applying the variable fee approach in accordance with K-IFRS 1117 Insurance Contracts. Under the variable fee approach, changes in the obligation to pay an amount equal to the fair value of the underlying items are not adjusted against the contractual service margin, whereas changes in the group’s share of the fair value of the underlying items and changes in fulfilment cash flows that do not vary based on the returns on the underlying items are adjusted against the contractual service margin.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

C)	Measurement of reinsurance contract

The Group applies the same accounting policies applied to the measurement of groups of insurance contracts to the measurement of groups of reinsurance contracts, except for the following.

The Group includes in the estimates of the present value of the future cash flows for the group of reinsurance contracts held the effect of any risk of non-performance by the issuer of the reinsurance contract, including the effects of collateral and losses from disputes. The effect of the reinsurer’s default risk is remeasured at the end of each reporting period, and the effect of changes in default risk are recognized in profit or loss.

The Group calculates risk adjustments for non-financial risks to reflect the risks transferred to the reinsurer.

Considering the characteristics of reinsurance contracts, even if the fulfilment cash flow at the time of initial recognition is a net outflow, the contract is neither classified as onerous group of contracts nor recognizes the expected net outflow in profit or loss.

The Group may use the premium allocation approach to simplify the measurement of a group of reinsurance contracts held, if at the inception of the group:

•	the Group reasonably expects the resulting measurement would not differ materially from the result of general insurance; or

•	the coverage period of each contract in the group of reinsurance contracts is one year or less.

6)	Derecognition and modification

The Group derecognizes insurance contracts when the obligation specified in the insurance contract expires or is discharged or cancelled. Also, if the terms of an insurance contract are modified and certain conditions are met, the Group derecognizes the original contract and recognizes the modified contract as a new contract. If the contract terms are modified but the contract is not derecognized, it is accounted for as changes in accounting estimates of fulfillment cash flows.

7)	Insurance revenue and insurance service expenses

The Group recognizes insurance revenue as the provision of services arising from the group of insurance contracts at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those services. Insurance revenue related to insurance services provided during the reporting period depicts the changes in the liability for remaining coverage related to the consideration of which the entity expects.

Contractual service margin recognized as insurance service revenue during the reporting period is recognized as amount allocated to coverage units provided during the reporting period. The allocation of closing remaining contractual service margin before amortization by the group of insurance contracts is made proportionately between the coverage units provided during the reporting period and those provided afterwards. The number of coverage units is the quantitative unit of insurance contract services provided by the contracts, and it is determined by considering the quantitative unit of benefits and its expected duration.

Incurred claims (excluding repayments of investment components), other incurred insurance service expenses, amortization of insurance acquisition cash flows, changes in fulfilment cash flows relating to the liability for incurred claims and losses on onerous groups of contracts and reversals of such losses are recognized as insurance service expenses.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

The Group determines insurance revenue related to insurance acquisition cash flows by allocating those cash flows to each reporting period in a systematic way on the basis of the passage of time. The Group recognizes the same amount as insurance service expenses. Loss components are systematically allocated resulting in the total amounts allocated to the loss component being equal to zero by the end of the coverage period of a group of contracts. Loss components are systematically allocated to each reporting period in proportion to beginning balance of loss components to the sum of present value of beginning expected cash outflows and risk adjustments for beginning non-financial risk. The loss component allocated to current year is excluded from recognition by the same amount as insurance service revenue and expenses.

8)	Reinsurance revenue and reinsurance service expenses

The Group presents separately the amounts recovered from the reinsurer and an allocation of the premiums paid. The Group recognizes the amount covered or other services provided in the group of reinsurance contracts as reinsurance service expense. Reinsurance expense related to services provided by reinsurance contract during the reporting period represents the changes in reinsurance assets for remaining coverage related to services that the Group compensated. The Group recognizes the amounts collected from reinsurers as reinsurance service revenue.

9)	Insurance Finance Income or Expenses

Insurance finance income or expenses (Reinsurance finance income or expenses) comprises the change in the book amount of the group of insurance contracts and the group of reinsurance contracts arising from the time value of money with its change effect and financial risk with its change effect. The Group determines the systematic allocation of insurance finance income or expenses between profit or loss and other comprehensive income by each portfolio. The Group systematically allocates the expected total insurance finance income or expenses over the duration of the group of contracts and recognizes insurance finance income or expenses for current period as profit or loss and the remainders as other comprehensive income.

In the case of a group of insurance contracts with direct participation features that hold underlying items, the Group subdivides insurance finance income and expenses by applying the current period book yield approach in order to recognize in profit or loss the amount that eliminates accounting mismatches from gains or losses on the underlying items held. In addition, for certain groups of insurance contracts to which risk mitigation is applied, the Group elects to apply an approach that does not recognize changes in the contractual service margin for the effects of changes in the time value of money and financial risk on the entity’s share and on the fulfilment cash flows.

Furthermore, in case of a group of insurance contracts with direct participation features that does not hold underlying items and a group of insurance contracts where changes in assumptions regarding financial risks have a significant impact on the amount payable to policyholders, the Group applies either the effective yield approach or the projected crediting rate approach and systematically allocates the insurance finance income or expenses. The insurance finance income and expenses for other insurance contract groups are calculated applying the discount rate at initial recognition.

The insurance finance income and expenses arising from the contractual service margin for insurance contract groups with direct participation features shall be determined using an allocation method consistent with the future cash flows, and those for insurance contract groups without direct participation features are systematically allocated using the discount rate applied at initial recognition.

When the Group derecognizes an insurance contract because it transfers the contract to a third party or the terms of an insurance contract are modified, the remaining amount recognized in other comprehensive income for the group is reclassified to profit or loss as a reclassification adjustment, in accordance with the accounting policy elected for the portfolio.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

10)	Changes in estimates of future cash flows arising from the exercise of discretion

The Group has defined the discretion as the adjustment rate applied to the standard interest rate in the case of interest-linked insurance contracts, and the policyholder’s share ratio in the profits of dividend products in the case of participating insurance. The Group deems changes in discretionary cash flows to be related to future service and adjusts the contractual service margin accordingly.

11)	Calculation of investment components

The Group has calculated the investment component as the amount not exceeding the total premium amount with interests that the Group must repay to the policyholder under the insurance contract (such as maturity refunds) regardless of the occurrence of the insured event. Investment components are excluded from the calculation of insurance service revenue and insurance service expense.

12)	Calculation of coverage units

The Group calculates profit from contractual service margin by providing services based on the number of coverage units for a group of insurance contracts. The number of coverage units for a group of insurance contracts is determined by the quantitative unit of insurance contract service and its expected duration.

3.	MATERIAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

Material accounting estimates and assumptions are continuously evaluated based on a number of factors, including historical experience and expectations of future events that are considered reasonably probable. Accounting estimates calculated based on these definitions may not match actual results. The accounting estimates and assumptions that include a significant risk of materially changing the carrying amounts of assets and liabilities currently recognized in the following accounting period are as follows.

1)	Income taxes

The Group has recognized current and deferred taxes based on best estimates of expected future income tax effect arising from the Group’s operations until the end of the current reporting period. However, actual tax payment may not be identical to the related assets/liabilities already recognized, and these differences may affect current taxes and deferred tax assets/liabilities at the time when income tax effects are finalized. Deferred tax assets relating to tax losses carried forward and deductible temporary differences are recognized only to the extent that it is probable that future taxable profit will be available against which the tax losses carried forward and the deductible temporary differences can be utilized. In this case the Group’s evaluation considers various factors such as estimated future taxable profit based on forecasted operating results, which are based on historical financial performance. The Group is reviewing the carrying amount of deferred tax assets at every end of the reporting period and in the event that the possibility of earning future taxable income changes, the deferred tax assets are adjusted up to taxable income sufficient to use deductible temporary differences.

2)	Valuation of financial instruments

Financial assets at FVTPL and FVTOCI are recognized in the consolidated financial statements at fair value. All derivatives are measured at fair value. Valuation techniques are required in order to determine fair values of financial instruments where observable market prices do not exist. Financial instruments that are not actively traded and have low price transparency will have less objective fair value and require broad judgment in liquidity, concentration, uncertainty in market factors and assumption in price determination and other risks.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

As described in ‘2. Basis of Preparation and Material Accounting Policies (9) 5) Fair value of financial instruments’, when valuation techniques are used to determine the fair value of a financial instrument, various general and internally developed techniques are used, and various types of assumptions and variables are incorporated during the process.

3)	Impairment of financial instruments

The accuracy of the provision for credit losses is determined by the estimation of the expected cash flows for each borrower for estimating the individually assessed loan-loss allowance, and the assumptions and variables in the model used for estimating the collectively assessed loan-loss allowance payment, guarantee and unused commitment.

The Group has estimated the allowance for credit losses based on reasonable and supportable information that was available without undue cost or effort at the reporting date about past events, current conditions and forecasts of future economic conditions.

Information on measuring expected credit losses is described in 4. Risk Management (1) 2) Measurement of expected credit loss.

4)	Defined benefit plan

The Group operates a defined benefit pension plan. Defined benefit obligation is calculated at every end of the reporting period by performing actuarial valuation, and estimation of assumptions such as discount rate, expected wage growth rate and mortality rate is required to perform such actuarial valuation. The defined benefit plan, due to its long-term nature, contains significant uncertainties in its estimates.

5)	Impairment of goodwill

The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations.

6)	Measurement of insurance contracts

To measure the current value of fulfillment cash flows of liability for remaining coverage and liability for incurred claims, the Group calculates unbiased current estimates of future cash flows, adjustment for financial risk related to the time value of money and future cash flows, and risk adjustment for non-financial risk. Such current value measurement of fulfillment cash flows is determined by estimation of relevant market variables, judgment on uncertainty of the amount and timing of future cash flows, actuarial and economic assumptions and other risks.

The Group calculates profit based on the number of coverage units for a group of insurance contracts. The number of coverage units for a group of insurance contracts is determined by the quantitative unit of insurance contract service and its expected duration.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

4.	RISK MANAGEMENT

The Group is exposed to various risks that may arise from its operating activities, and the main types of risks are credit risk, market risk, liquidity risk and etc. The Risk Management Organization analyzes and assesses the level of complex risks in order to manage the risks, and the risk management standards such as policies, regulations, management systems and decision-making have been established and operated for sound management of the Group.

The risk management organization is operated by Board Risk Management Committee, Chief Risk Officer (CRO), and Risk Management Department. The Board of Directors operates a Board Risk Management Committee comprised of outside directors for professional risk management. The Board Risk Management Committee plays a role as the top decision-making body in risk management by establishing basic policies for risk management that are in line with the Group’s management strategy and determining the risk level that the Group is willing to take.

The Chief Risk Officer (CRO) assists the Board Risk Management Committee and operates a Group Risk Management Council comprised of risk management managers of subsidiaries to periodically check and improve the risk burden of external environments and the Group. The risk management department is independent and is in charge of risk management of the Group. It also supports reporting and decision-making of key risk-related issues.

(1)	Credit risk

Credit risk represents the possibility of financial losses incurred due to the refusal of the transaction or when the counterparty fails to fulfill its contractual obligations. The goal of credit risk management is to maintain the Group’s credit risk exposure to a permissible degree and to optimize its rate of return considering such credit risk.

1)	Credit risk management

To measure credit risk, the Group considers the possibility of failure in performing the obligation by the counterparties, credit exposure to the counterparty, the related default risk and the rate of default loss. The Group uses the credit rating model to assess the possibility of counterparty’s default risk; and when assessing the obligor’s credit rating, other than quantitative methods utilizing financial statements and others, and assessor’s judgement, the Group utilizes credit rating derived using statistical methods.

In order to manage credit risk limit, the Group establishes the appropriate credit line per obligor, company or industry by monitoring obligor’s credit line, total exposures and loan portfolios when approving the loan.

The Group mitigates credit risk resulting from the obligor’s credit condition by using financial and physical collateral, guarantees, netting agreements and purchase of credit derivatives that have low correlation with the obligor’s credit status. The Group has adopted the comprehensive method to mitigate its credit risk. Credit risk mitigation is reflected in qualifying financial collateral, trade receivables, guarantees, residential and commercial real estate and other collaterals. The Group regularly performs a revaluation of collateral reflecting such credit risk mitigation.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

2)	Measurement of expected credit loss

K-IFRS 1109 requires entities to measure loss allowance equal to 12-month expected credit losses or lifetime expected credit losses after classifying financial assets into one of the three stages, depending on the degree of increase in credit risk since their initial recognition.

Classification	Stage 1	Stage 2	Stage 3
Definition	No significant increase in credit risk after initial recognition (*)	Significant increase in credit risk after initial recognition	Credit- impaired
Loss allowance	12-month expected credit losses	Lifetime expected credit losses
	Expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date	Expected credit losses that result from all possible default events over the life of the financial instrument

(*)	If the financial instrument has low credit risk at the end of the reporting period, the Group may assume that the credit risk has not increased significantly since initial recognition.

At the end of each reporting period the Group assesses whether credit risk has significantly increased since the date of initial recognition. The Group assesses whether the credit risk has increased significantly since initial recognition by using credit rating, asset quality level, early warning system, days past due and others. For financial assets whose contractual cash flows have been modified, the Group assesses whether there is a significant increase in credit risk on the same basis.

The Group performs the assessment below to both corporate and retail exposures, and indicators of significant increase in credit risk are as follows:

Corporate Exposures	Retail Exposures
Asset quality level ‘Precautionary’ or lower	Asset quality level ‘Precautionary’ or lower
More than 30 days past due	More than 30 days past due
‘Warning’ level in early warning system	Significant decrease in credit rating
Debtor experiencing financial difficulties (Capital impairment, Adverse opinion or Disclaimer of opinion by external auditors)	Deferment of repayment of principal and interest
Significant decrease in credit rating	Deferment of interest
Deferment of repayment of principal and interest
Deferment of interest

The Group concludes that credit is impaired when financial assets are under conditions stated below:

•	When principal and interest of loan is overdue for 90 days or longer due to significant deterioration in credit

•	For loans overdue for less than 90 days, when it is determined that not even a portion of the loan will be recovered unless claim actions such as disposal of collaterals are taken

•	When other objective indicators of impairment have been noted for the financial asset.

The Group also incorporates forward looking into the estimates of default rates and loss given default. Considering the potential for latent insolvency due to increased internal and external economic uncertainties, the Group adjusts the forward looking to additionally recognize expected credit loss allowance.

The Group has estimated the allowance for credit losses using an estimation model that additionally reflects the forward-looking information based on the past experience loss rate data.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Loss allowance is calculated by applying PD (Probability of Default) and LGD (Loss Given Default) estimated for each financial asset in consideration of factors such as obligor type, credit rating and portfolio. The estimates are regularly reviewed in order to reduce discrepancies with actual losses.

In measuring the expected credit losses, the Group is also using reasonable and supportable macroeconomic variables such as gross domestic product (real, original series) growth rate, consumer price index, apartment sales price index (KB, Seoul) and unemployment rate (original series) in order to forecast future economic conditions.

The Group applies a future economic situation estimation model as follows, and the results are reviewed regularly.

•

Development of estimation models through regression analysis of obligator (corporate, retail)/by-period and collateral (credit, collateral)/by-period recover rate in the event of default (1- Loss Given Default) and macroeconomic indicator data by year

Major macroeconomic indicators	Correlation between credit risk and macroeconomic indicators
Gross domestic product (real, original series) growth rate	Negative(-) Correlation
Average capacity utilization rate for manufacturing	Negative(-) Correlation
Unemployment rate (original series)	Positive(+) Correlation
Apartment sales price index (KB, Seoul)	Negative(-) Correlation
KOSPI	Negative(-) Correlation
Gross domestic income (GDI)	Negative(-) Correlation
Retail sales index	Negative(-) Correlation
Actual apartment sales price index (Seoul Metropolitan Area)	Negative(-) Correlation
KOSDAQ	Negative(-) Correlation

Calculation of estimated default rate and estimated default recovery rate by incorporating future economic outlook using utilizing economic variable forecasts derived from various methods: 1) Economic variable forecasts provided by institutions verified to be reliable such as the Bank of Korea (BOK), Korea Development Institute (KDI), and Korea Institute of Finance (KIF); 2) Forecasts derived from external institutions and regression analysis results; 3) Economic variable forecasts derived through time series trends, etc., to the estimation model developed as a result of modeling.

•	As of December 31, 2025, the probability weights applied to the scenarios of the forecasts of macroeconomic variables is as follows (Unit: %):

	Normal Scenario	Good Scenario	Bad Scenario	Worst Scenario
Probability weight	45.58	5.69	28.73	20.00

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

•	The increase rate from the predicted default rate and predicted recovery rate is used as a forward-looking adjustment coefficient and reflected to the applicable estimate for the current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Considering internal and external uncertainties, The Group additionally applied the Worst scenario to the three macroeconomic variable scenarios: Normal, Good, and Bad. Assuming all other conditions remain the same, the sensitivity analysis of the Group’s expected credit loss allowance, assuming a probability weighting of 100% for each scenario, are as follows (Unit: Korean Won in millions):

Scenario	Applied probability weight	Assuming 100%	Difference from book value
Good	5.69%	1,280,714	(675,757)
Normal	45.58%	1,394,081	(562,390)
Bad	28.73%	1,796,726	(159,745)
Worst	20.00%	4,255,128	2,298,657

3) Maximum exposure

The Group’s maximum exposure to credit risk shows the uncertainties related to the maximum possible variation of financial assets’ net value as a result of changes in the specific risk factors, prior to the consideration of collaterals that are recorded at net carrying amount after allowances and other credit enhancements. However, the maximum exposure is the fair value amount (recorded in the books) for derivatives, maximum contractual obligation for payment guarantees and unused amount of commitments for loan commitment.

The maximum exposure to credit risk as of December 31, 2025 and 2024 is as follows (Unit: Korean Won in millions):

		December 31, 2025	December 31, 2024
Loans and other financial assets at amortized cost (*1)	Korean treasury and government agencies	538,314	229,126
	Banks	23,189,957	23,593,313
	Corporates	188,753,434	179,986,851
	Consumers	200,014,078	194,662,526

	Sub-total	412,495,783	398,471,816

Financial assets at FVTPL (*2)	Deposits	261,470	73,951
	Debt securities	9,552,081	6,801,288
	Loans	1,126,446	104,177
	Derivative assets	5,774,203	10,094,532
	Others	156,134	2,671

	Sub-total	16,870,334	17,076,619

Financial assets at FVTOCI	Debt securities and others	82,071,637	42,922,671

Securities at amortized cost	Debt securities	18,707,459	19,203,177
Derivative assets	Derivative assets (Designated for hedging)	217,180	175,191
Off-balance accounts	Payment guarantees (*3)	16,070,098	16,611,262
	Loan commitments	134,286,067	133,863,588

	Sub-total	150,356,165	150,474,850

	Total	680,718,558	628,324,324

(*1)	Cash and cash equivalents are not included.
(*2)	Puttable financial instruments are not included.
(*3)	As of December 31, 2025 and 2024, the financial guarantee amount of 5,032,808 million Won and 4,156,790 million Won are included, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

a) Credit risk exposure by geographical areas

The following tables analyze credit risk exposure by geographical areas (Unit: Korean Won in millions):

	December 31, 2025
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	381,895,446	5,455,324	6,700,018	775,262	1,266,134	16,403,599	412,495,783
Securities at amortized cost	17,720,610	55,390	779,676	—	—	151,783	18,707,459
Financial assets at FVTPL	14,030,387	32	1,151,755	502,905	277,765	907,490	16,870,334
Financial assets at FVTOCI	70,443,271	1,102,112	4,752,496	400,316	591,861	4,781,581	82,071,637
Derivative assets (Designated for hedging)	180,170	—	30,719	—	6,291	—	217,180
Off-balance accounts	142,669,598	1,069,795	1,439,439	756,252	35,333	4,385,748	150,356,165

Total	626,939,482	7,682,653	14,854,103	2,434,735	2,177,384	26,630,201	680,718,558

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

	December 31, 2024
	Korea	China	USA	UK	Japan	Others (*)	Total
Loans and other financial assets at amortized cost	367,026,768	5,784,272	7,108,462	584,060	850,872	17,117,382	398,471,816
Securities at amortized cost	18,052,871	197,188	712,761	—	—	240,357	19,203,177
Financial assets at FVTPL	12,643,738	88	1,824,414	553,842	430,341	1,624,196	17,076,619
Financial assets at FVTOCI	37,746,319	589,277	3,157,655	190,801	22,112	1,216,507	42,922,671
Derivative assets (Designated for hedging)	165,089	—	3,216	—	6,886	—	175,191
Off-balance accounts	144,006,247	1,213,479	1,805,060	87,755	20,758	3,341,551	150,474,850

Total	579,641,032	7,784,304	14,611,568	1,416,458	1,330,969	23,539,993	628,324,324

(*)	Others consist of financial assets in Indonesia, Hong Kong, Germany, Australia, and other countries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

b) Credit risk exposure by industries

The following tables analyze credit risk exposure by industries, which are service, manufacturing, finance and insurance, construction, individuals and others in accordance with the Korea Standard Industrial Classification Code as of December 31, 2025 and 2024 (Unit: Korean Won in millions):

	December 31, 2025
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	88,350,901	52,551,867	40,292,287	5,754,395	196,402,459	29,143,874	412,495,783
Securities at amortized cost	89,611	—	8,009,336	39,968	—	10,568,544	18,707,459
Financial assets at FVTPL	498,155	677,238	9,126,225	145,149	100	6,423,467	16,870,334
Financial assets at FVTOCI	388,717	1,308,907	39,468,777	867,980	—	40,037,256	82,071,637
Derivative assets (Designated for hedging)	—	—	217,180	—	—	—	217,180
Off-balance accounts	24,121,840	25,922,599	14,542,861	3,533,170	73,040,583	9,195,112	150,356,165

Total	113,449,224	80,460,611	111,656,666	10,340,662	269,443,142	95,368,253	680,718,558

	December 31, 2024
	Service	Manufacturing	Finance and insurance	Construction	Individuals	Others	Total
Loans and other financial assets at amortized cost	92,018,694	47,835,603	33,986,585	6,219,603	190,902,940	27,508,391	398,471,816
Securities at amortized cost	169,352	—	10,248,257	59,866	—	8,725,702	19,203,177
Financial assets at FVTPL	287,401	539,092	10,833,850	31,527	123,339	5,261,410	17,076,619
Financial assets at FVTOCI	331,590	474,837	29,935,898	194,940	—	11,985,406	42,922,671
Derivative assets (Designated for hedging)	—	—	175,191	—	—	—	175,191
Off-balance accounts	22,460,440	28,514,078	14,147,757	3,192,714	73,212,057	8,947,804	150,474,850

Total	115,267,477	77,363,610	99,327,538	9,698,650	264,238,336	62,428,713	628,324,324

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

4)	Credit risk exposure

a)	Financial assets

The maximum exposure to credit risk by asset quality, except for financial assets at FVTPL and derivative asset (designated for hedging) as of December 31, 2025 and 2024 is as follows (Unit: Korean Won in millions):

	December 31, 2025
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	354,069,178	30,632,768	13,842,896	12,837,364	3,564,522	1,137,650	416,084,378	(3,588,595)	412,495,783
Korean treasury and government agencies	539,215	—	—	—	—	—	539,215	(901)	538,314
Banks	22,832,170	380,843	—	—	—	—	23,213,013	(23,056)	23,189,957
Corporates	155,984,903	23,571,082	3,177,635	5,395,186	1,733,385	1,137,650	190,999,841	(2,246,407)	188,753,434
General business	107,006,628	14,727,532	2,404,812	3,754,332	1,102,892	—	128,996,196	(1,518,049)	127,478,147
Small- and medium-sized enterprise	33,828,252	8,118,497	542,006	1,469,338	368,686	—	44,326,779	(456,931)	43,869,848
Project financing and others	15,150,023	725,053	230,817	171,516	261,807	1,137,650	17,676,866	(271,427)	17,405,439
Consumers	174,712,890	6,680,843	10,665,261	7,442,178	1,831,137	—	201,332,309	(1,318,231)	200,014,078
Securities at amortized cost	18,718,526	—	—	—	—	—	18,718,526	(11,067)	18,707,459
Financial assets at FVTOCI (*3)	81,911,940	159,697	—	—	—	—	82,071,637	(29,204)	82,071,637

Total	454,699,644	30,792,465	13,842,896	12,837,364	3,564,522	1,137,650	516,874,541	(3,628,866)	513,274,879

	December 31, 2025
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	242,664,753	22,382,806	1,219,109	1,128,343	267,395,011
Korean treasury and government agencies	103,817	—	—	—	103,817
Banks	1,815,479	—	—	—	1,815,479
Corporates	99,471,630	7,066,546	720,305	1,128,343	108,386,824
General business	61,218,056	5,128,816	516,966	—	66,863,838
Small- and medium-sized enterprise	26,662,910	1,594,623	142,383	—	28,399,916
Project financing and others	11,590,664	343,107	60,956	1,128,343	13,123,070
Consumers	141,273,827	15,316,260	498,804	—	157,088,891
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	242,664,753	22,382,806	1,219,109	1,128,343	267,395,011

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	Stage 1		Stage 2
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Stage 3	Credit impairment model	Total	Loss allowance	Total, net
Loans and other financial assets at amortized cost	343,186,708	27,086,126	13,280,849	14,344,066	3,003,886	1,147,147	402,048,782	(3,576,966)	398,471,816
Korean treasury and government agencies	229,733	22	—	—	—	—	229,755	(629)	229,126
Banks	23,375,096	115,721	88,306	—	36,143	—	23,615,266	(21,953)	23,593,313
Corporates	150,732,338	19,561,385	3,130,814	6,264,461	1,416,152	1,147,147	182,252,297	(2,265,446)	179,986,851
General business	103,495,951	11,071,283	2,507,705	4,093,868	807,545	—	121,976,352	(1,409,387)	120,566,965
Small- and medium-sized enterprise	35,450,353	7,731,142	500,934	1,870,087	357,881	—	45,910,397	(586,059)	45,324,338
Project financing and others	11,786,034	758,960	122,175	300,506	250,726	1,147,147	14,365,548	(270,000)	14,095,548
Consumers	168,849,541	7,408,998	10,061,729	8,079,605	1,551,591	—	195,951,464	(1,288,938)	194,662,526
Securities at amortized cost	19,213,940	—	—	—	—	—	19,213,940	(10,763)	19,203,177
Financial assets at FVTOCI (*3)	42,766,477	156,194	—	—	—	—	42,922,671	(29,084)	42,922,671

Total	405,167,125	27,242,320	13,280,849	14,344,066	3,003,886	1,147,147	464,185,393	(3,616,813)	460,597,664

	December 31, 2024
	Collateral value
	Stage1	Stage2	Stage3	Credit impairment model	Total
Loans and other financial assets at amortized cost	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488
Korean treasury and government agencies	55,775	—	—	—	55,775
Banks	2,474,302	—	—	—	2,474,302
Corporates	101,666,963	7,536,068	645,842	1,137,097	110,985,970
General business	59,099,372	5,578,709	328,802	—	65,006,883
Small- and medium-sized enterprise	34,401,736	1,729,820	243,513	—	36,375,069
Project financing and others	8,165,855	227,539	73,527	1,137,097	9,604,018
Consumers	137,181,540	15,279,534	424,367	—	152,885,441
Securities at amortized cost	—	—	—	—	—
Financial assets at FVTOCI (*3)	—	—	—	—	—

Total	241,378,580	22,815,602	1,070,209	1,137,097	266,401,488

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporates are BBB- ~ C, and consumers are grades 7 ~ 10.
(*3)	Financial assets at FVTOCI has been disclosed as the amount before deducting loss allowance because loss allowance does not reduce the carrying amount.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

b)	Payment guarantees and commitments

The credit quality of the payment guarantees and loan commitments as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	15,186,145	776,039	18,603	66,204	23,107	16,070,098
Loan commitments	127,446,436	3,821,389	2,461,016	521,696	35,530	134,286,067

Total	142,632,581	4,597,428	2,479,619	587,900	58,637	150,356,165

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

	December 31, 2024
Financial assets	Stage 1		Stage 2		Stage 3	Total
	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)	Above appropriate credit rating (*1)	Less than a limited credit rating (*2)
Off-balance accounts:
Payment guarantees	15,679,374	808,182	41,866	59,688	22,152	16,611,262
Loan commitments	127,622,889	3,402,602	2,298,056	502,070	37,971	133,863,588

Total	143,302,263	4,210,784	2,339,922	561,758	60,123	150,474,850

(*1)	Credit grade of corporates are AAA ~ BBB, and consumers are grades 1 ~ 6.
(*2)	Credit grade of corporate are BBB- ~ C, and consumers are grades 7 ~ 10.

5)	Collateral and other credit enhancements

For the years ended December 31, 2025 and 2024, there have been no significant changes in the value of collateral or other credit enhancements held by the Group and there have been no significant changes in collateral or other credit enhancements due to changes in the collateral policy of the Group.

6)

Among financial assets that measured loss allowance at lifetime expected credit losses, amortized costs before changes in contractual cash flows as of December 31, 2025 and 2024 are 107,905 million Won and 153,361 million Won, respectively, with net losses recognized along with the changes 6,951 million Won and 15,335 million Won, respectively.

7)

The Group determines which loan is subject to write-off in accordance with internal guidelines and writes off loan receivables when it is determined that the loans are practically irrecoverable. For example, loans are practically irrecoverable when application is made for rehabilitation under the Debtor Rehabilitation and Bankruptcy Act and loans are confirmed as irrecoverable by the court’s decision to waive debtor’s obligation, or when it is impossible to recover the loan amount through legal means such as auctioning of debtor’s assets or through any other means of recovery available.

As the Group manages receivables that have not lost the right of claim to the debtor for the grounds of incomplete statute limitation and uncollected receivables under the related laws as receivable charge-offs, the balance as of December 31, 2025 and 2024 are 9,904,152 million Won and 9,018,290 million Won. In addition, the contractual non-recoverable amount of financial assets amortized for the year ended December 31, 2025, but still in the process of recovery is 2,018,638 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	Market risk

Market risk is the possible risk of loss arising from trading position and non-trading position as a result of the volatility of market factors such as interest rates, stock prices and foreign exchange rates.

1)	Market risk management

Market risk management refers to the process of making and implementing decisions for the avoidance, acceptance or mitigation of risks by identifying the underlying source of the risks, measuring its level, and evaluating the appropriateness of the level of accepted market risks for both trading and non-trading activities.

a)	Trading activities

The Group uses the standard approach and internal model approach (Woori Bank) in measuring market risk for trading positions, and allocates market risk capital through the Board Risk Management Committee. Risk management departments of the Group and its subsidiaries manage limits in detail including those on risk and loss with their management result regularly reported to the Board Risk Management Committee.

Subsidiaries such as Woori Bank manage market internal capital limits using the Basel III standard approach, and other subsidiaries manage market risks by applying the simple method.

The Basel III standard approach consists of a sensitivity method that measures linear and nonlinear losses that may occur due to unfavorable fluctuations in market risk factors, bankruptcy risks that may occur due to sudden bankruptcy, and residual risk-bearing equity capital for other losses.

Woori Bank, a major subsidiary subject to Basel III standard approach of market risk management, has the following equity capital required for market risk. (Unit : Korean Won in millions)

	Risk Group	December 31, 2025	December 31, 2024
Sensitivity-based risk	General interest rate risk	34,292	29,029
	Equity risk	3,152	3,006
	Commodity risk	3	51
	Foreign exchange risk	110,144	114,174
	Non-securitization credit spread risk	23,797	18,258
	Securitization (excluding CTP (Correlation Trading Portfolio)) credit spread risk	—	—
	CTP credit spread risk	—	—
Default risk	Non-Securitization bankruptcy risk	9,207	8,604
	Securitization (excluding CTP) default risk	—	—
	CTP default risk	—	—
Residual risk	Residual risk	1,106	1,182

Total		181,701	174,304

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

b)	Non-trading activities

From the end of 2019 for the Bank and the beginning of 2021 for non-banking subsidiaries, the Bank and its subsidiaries manage and measure interest risk for non-trading activities through ΔNII(Change in Net Interest Income) and ΔEVE(Change in Economic Value of Equity) in accordance with IRRBB(Interest Rate Risk in the Banking Book).

ΔNII represents a change in net interest income that may occur over a certain period (e.g. one year) due to changes in interest rates, and ΔEVE indicates the economic value changes in equity capital that could be caused by changes in interest rates affecting the present value of asset, liabilities, and off-balance accounts.

ΔEVE and ΔNII calculated on interest risk in banking book(IRRBB) basis for assets and liabilities by subsidiary as of December 31, 2025 and 2024 are as follows(Unit: Korean Won in millions):

	December 31, 2025		December 31, 2024
	ΔEVE (*1)	ΔNII (*2)	ΔEVE (*1)	ΔNII (*2)
Woori Bank	488,658	685,472	952,830	668,290
Woori Card Co., Ltd.	106,003	53,435	120,153	79,515
Woori Financial Capital Co., Ltd.	65,780	9,773	67,877	16,151
Woori Investment Securities Co., Ltd.	93,763	90,407	29,325	24,911
Woori Asset Trust Co., Ltd.	716	4,982	1,817	12,802
Woori Asset Management Corp.	1,134	1,653	504	1,682
Woori Savings Bank	29,858	340	15,117	4,537
Woori Private Equity Asset Management Co., Ltd.	6	354	17	338
Woori Financial F&I Co., Ltd.	86,260	8,891	97,936	6,858
Woori Venture Partners Co., Ltd.	668	2,897	705	3,231

(*1)	ΔEVE: change in Economic Value of Equity
(*2)	ΔNII: change in Net Interest Income

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

At the interest rate re-pricing date, cash flows (both principal and interest) of interest-bearing assets and liabilities, which is the basis of non-trading position interest rate risk management are as follows: (Unit: Korean Won in millions):

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	255,374,516	52,912,872	22,204,663	14,715,553	80,604,982	4,483,870	430,296,456
Financial assets at FVTPL	723,058	23,986	107,748	87,500	68,617	—	1,010,909
Financial assets at FVTOCI	16,102,668	4,109,860	3,296,553	2,170,275	23,894,889	1,298,513	50,872,758
Securities at amortized cost	1,068,946	1,058,142	2,206,199	2,130,814	11,965,315	1,192,507	19,621,923

Total	273,269,188	58,104,860	27,815,163	19,104,142	116,533,803	6,974,890	501,802,046

Liability:
Deposits due to customers	170,106,506	58,129,264	42,994,149	44,283,193	64,141,014	29,351	379,683,477
Borrowings	24,211,741	3,820,560	1,293,285	1,424,149	3,404,397	518,214	34,672,346
Debentures	7,327,498	3,554,590	4,716,362	4,321,910	34,546,993	2,615,848	57,083,201

Total	201,645,745	65,504,414	49,003,796	50,029,252	102,092,404	3,163,413	471,439,024

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Asset:
Loans and other financial assets at amortized cost	241,742,497	53,994,860	25,504,549	17,099,875	78,442,115	5,000,982	421,784,878
Financial assets at FVTPL	297,653	38,474	9,993	5,420	42,433	51	394,024
Financial assets at FVTOCI	7,276,254	4,996,536	2,350,787	2,570,750	26,459,375	1,421,185	45,074,887
Securities at amortized cost	1,318,853	1,651,266	1,856,726	629,079	12,972,012	1,862,090	20,290,026

Total	250,635,257	60,681,136	29,722,055	20,305,124	117,915,935	8,284,308	487,543,815

Liability:
Deposits due to customers	166,841,875	55,267,332	44,234,044	42,203,933	62,625,304	34,751	371,207,239
Borrowings	19,153,362	4,676,893	1,587,119	1,542,868	3,131,674	513,870	30,605,786
Debentures	5,189,563	5,370,343	4,438,800	3,168,918	30,963,968	2,673,453	51,805,045

Total	191,184,800	65,314,568	50,259,963	46,915,719	96,720,946	3,222,074	453,618,070

2)	Currency risk

Currency risk arises from the financial instruments denominated in foreign currencies other than the functional currency. Therefore, no currency risk arises from non-monetary items or financial instruments denominated in the functional currency.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Financial instruments in foreign currencies exposed to currency risk as of December 31, 2025 and 2024 are as follows (Unit: USD in millions, JPY in millions, CNY in millions, EUR in millions, and Korean Won in millions):

		December 31, 2025
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	10,382	14,897,814	163,681	1,501,990	1,440	294,862	396	667,551	1,504,069	18,866,286
	Loans and other financial assets at amortized cost	22,828	32,755,775	99,204	915,492	18,707	3,830,414	2,122	3,577,181	7,721,655	48,800,517
	Financial assets at FVTPL	1,713	2,458,578	1,587	14,562	11	2,350	279	470,231	298,686	3,244,407
	Financial assets at FVTOCI	5,189	7,445,013	596	547,281	8,043	696,669	1,765	2,975,486	1,422,141	13,086,590
	Securities at amortized cost	610	875,923	—	—	271	55,390	7	12,610	135,379	1,079,302

	Total	40,722	58,433,103	265,068	2,979,325	28,472	4,879,685	4,569	7,703,059	11,081,930	85,077,102

Liability	Financial liabilities at FVTPL	62	88,508	—	1	—	—	—	774	138	89,421
	Deposits due to customers	22,954	32,937,144	215,351	1,976,126	21,625	4,428,000	5,781	9,744,458	6,344,318	55,430,046
	Borrowings	7,846	11,258,513	41,724	382,874	957	195,936	359	605,116	2,055,224	14,497,663
	Debentures	4,406	6,322,500	—	—	600	122,856	195	328,345	—	6,773,701
	Other financial liabilities	3,148	4,516,991	12,179	111,756	1,423	291,386	62	104,876	352,234	5,377,243

	Total	38,416	55,123,656	269,254	2,470,757	24,605	5,038,178	6,397	10,783,569	8,751,914	82,168,074

Off-balance accounts		10,487	15,046,017	19,765	181,369	1,163	238,158	953	1,605,830	561,333	17,632,707

		December 31, 2024
		USD		JPY		CNY		EUR		Others	Total
		Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Foreign currency	Korean Won equivalent	Korean Won equivalent	Korean Won equivalent
Asset	Cash and cash equivalents	8,258	12,139,283	80,851	757,154	1,331	267,802	223	341,326	1,123,728	14,629,293
	Loans and other financial assets at amortized cost	21,637	31,775,374	104,585	979,422	26,856	5,405,371	2,211	3,380,628	7,584,236	49,125,031
	Financial assets at FVTPL	887	1,304,438	1,836	17,190	16	3,318	149	227,858	20,087	1,572,891
	Financial assets at FVTOCI	3,588	5,274,144	—	—	2,910	585,622	37	55,853	847,518	6,763,137
	Securities at amortized cost	767	1,127,313	—	—	980	197,188	36	55,074	175,895	1,555,470

	Total	35,137	51,620,552	187,272	1,753,766	32,093	6,459,301	2,656	4,060,739	9,751,464	73,645,822

Liability	Financial liabilities at FVTPL	112	164,400	36	334	—	—	1	1,766	751	167,251
	Deposits due to customers	23,607	34,702,743	250,528	2,346,146	27,301	5,494,893	2,024	3,094,378	5,348,009	50,986,169
	Borrowings	8,302	12,203,906	56,465	528,785	110	22,235	545	832,661	3,334,191	16,921,778
	Debentures	4,549	6,687,333	—	—	—	—	195	297,766	446,349	7,431,448
	Other financial liabilities	2,123	3,120,355	20,684	193,701	4,120	829,197	244	373,203	493,198	5,009,654

	Total	38,693	56,878,737	327,713	3,068,966	31,531	6,346,325	3,009	4,599,774	9,622,498	80,516,300

Off-balance accounts		9,109	13,390,339	23,905	223,864	1,702	342,576	841	1,286,110	1,506,643	16,749,532

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(3)	Liquidity risk

Liquidity risk refers to the risk that the Group may encounter difficulties in meeting obligations from its financial liabilities.

1)	Liquidity risk management

Liquidity risk management is to prevent potential cash shortages as a result of mismatching maturity of assets and liabilities or unexpected cash outflows. The consolidated financial liabilities that are relevant to liquidity risk are incorporated within the scope of risk management. Derivatives instruments are excluded from those financial liabilities as they reflect expected cash flows for a pre-determined period.

Assets and liabilities are grouped by account under Asset Liability Management (“ALM”) in accordance with the characteristics of the account. The Group manages liquidity risk by identifying the maturity gap and such gap ratio through various cash flows analysis (i.e. based on remaining maturity and contract period, etc.), while maintaining the gap ratio at or below the target limit.

The information on early repayment related to asset securitization is described in Note 40. Contingent Liabilities and Commitments (4) 3).

2)	Maturity analysis of non-derivative financial liabilities

a)	Cash flows of principals and interests by remaining contractual maturities of non-derivative financial liabilities as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	456,606	103,174	131,181	310,111	324,118	17,501	1,342,691
Deposits due to customers	239,003,957	43,936,717	31,733,945	47,843,702	18,670,748	1,212,186	382,401,255
Borrowings	18,209,601	4,676,557	3,879,109	3,202,042	3,881,934	518,214	34,367,457
Debentures	7,015,353	3,594,266	4,732,824	4,586,030	35,650,614	4,127,981	59,707,068
Lease liabilities	66,838	55,213	50,236	43,549	357,379	44,575	617,790
Other financial liabilities(*)	24,614,468	194,968	35,049	47,917	1,103,857	3,849,974	29,846,233
Investment contract liabilities	3,702,780	—	—	—	—	—	3,702,780

Total	293,069,603	52,560,895	40,562,344	56,033,351	59,988,650	9,770,431	511,985,274

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	237,078,927	41,568,072	33,229,547	43,680,907	16,991,574	1,441,654	373,990,681
Borrowings	11,589,854	6,676,926	4,781,377	3,676,310	3,561,696	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,099	49,069	45,534	40,375	317,971	50,341	563,389
Other financial liabilities (*)	19,417,326	108,361	30,995	27,093	1,118,751	4,287,489	24,990,015

Total	272,855,968	53,927,619	42,599,363	51,110,162	52,957,966	9,016,946	482,468,024

(*)	Lease liabilities are not included.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

b)	Cash flows of principals and interests by expected maturities of non-derivative financial liabilities as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	465,982	110,167	135,894	314,271	296,086	17,501	1,339,901
Deposits due to customers	245,944,516	46,024,410	31,302,585	42,075,527	16,164,093	433,017	381,944,148
Borrowings	18,211,997	4,677,678	3,880,180	3,204,104	3,875,284	518,214	34,367,457
Debentures	7,015,353	3,594,266	4,732,824	4,586,030	36,831,544	2,615,848	59,375,865
Lease liabilities	66,842	56,355	51,392	44,714	357,620	44,575	621,498
Other financial liabilities(*)	24,614,468	194,968	35,049	47,917	1,103,857	3,849,974	29,846,233
Investment contract liabilities	3,702,780	—	—	—	—	—	3,702,780

Total	300,021,938	54,657,844	40,137,924	50,272,563	58,628,484	7,479,129	511,197,882

	December 31, 2024
	Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
Financial liabilities at FVTPL	74,205	—	69,534	112,944	—	—	256,683
Deposits due to customers	242,795,510	43,419,738	32,989,627	38,822,980	14,857,886	491,918	373,377,659
Borrowings	11,592,268	6,678,053	4,782,453	3,678,378	3,555,011	563,870	30,850,033
Debentures	4,635,557	5,525,191	4,442,376	3,572,533	30,967,974	2,673,592	51,817,223
Lease liabilities	60,092	50,205	46,727	41,569	322,272	50,341	571,206
Other financial liabilities(*)	19,418,010	108,690	31,315	27,708	1,116,803	4,287,489	24,990,015

Total	278,575,642	55,781,877	42,362,032	46,256,112	50,819,946	8,067,210	481,862,819

(*)	Lease liabilities are not included.

3)	Maturity analysis of derivative financial liabilities

Derivatives held for trading purposes are not managed in accordance with their contractual maturity, since the Group holds such financial instruments with the purpose of disposing or redemption before their maturity. As such, those derivatives are incorporated as “within 3 months” in the table below. Derivatives designated for hedging purposes are estimated by offsetting cash inflows and cash outflows.

The cash flow by the maturity of derivative financial liabilities as of December 31, 2025 and 2024 is as follows (Unit: Korean Won in millions):

		Remaining maturity
		Within 3 months	4 to 6 months	7 to 9 months	10 to 12 months	1 to 5 years	Over 5 years	Total
December 31, 2025	Cash flow risk hedge	245,304	721,902	69,178	691,883	608,819	35,265	2,372,351
	Fair value risk hedge	8,927	24,385	15,933	20,814	38,364	(10,613)	97,810
	Trading purpose	5,129,664	—	—	—	—	—	5,129,664
December 31, 2024	Cash flow risk hedge	(219)	193	31	62	207	—	274
	Fair value risk hedge	(6,816)	46,231	(11,740)	44,950	35,764	(5,834)	102,555
	Trading purpose	9,092,008	90	—	—	—	—	9,092,098

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

4)	Maturity analysis of off-balance accounts (Payment guarantees, commitments, and etc.)

A payment guarantee represents an irrevocable undertaking that the Group should meet a customer’s obligations to third parties if the customer fails to do so. The loan commitment represents the limit if the Group has promised credit to the customer. Loan commitments include commercial standby facilities and credit lines, liquidity facilities to commercial paper conduits and utilized overdraft facilities. The maximum limit to be paid by the Group in accordance with guarantees and loan commitment only applies to principal amounts. There are contractual maturities for payment guarantees, such as financial guarantees for debentures issued or loans, unused loan commitments, and other credits. However, under the terms of the guarantees and unused loan commitments, funds should be paid upon demand from the counterparty. Details of off-balance accounts as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Payment guarantees	16,070,098	16,611,262
Loan commitments	134,286,067	133,863,588
Other commitments	5,806,012	4,572,323

(4)	Operational risk

The Group defines the operational risk that could cause a negative effect on capital resulting from inadequate internal process, labor work and systematic problems or external factors.

1)	Operational risk management

The Group has established and operated a group operational risk management system to cope with new Basel III global regulations, which is implemented since 2023, and the management of operational risks follows the procedures for risk recognition, evaluation, measurement, monitoring and reporting, risk control and mitigation.

2)	Operational risk measurement

The Group measures operational risk capital using the Basel III standardized approach. This approach calculates the required operational risk capital by multiplying the Business Indicator Component (BIC), which represents the scale of operations, with the Internal Loss Multiplier (ILM), which reflects the magnitude of actual historical internal losses relative to the scale of operations.

Operational risk limits are set with the approval of the Board of Risk Management Committee. The Group regularly calculates the operational risk capital and reports any limit breaches to the management and the Board Risk Management Committee.

Since a reduction in the size of internal loss events leads to a decrease in operational risk capital, it is important to prevent loss events in advance. Accordingly, the Group conducts operational risk management activities using tools such as Risk Control Self-Assessment (RCSA), Key Risk Indicators (KRI), and loss data. Additionally, to ensure continuity of operations in emergency situations such as disasters, the key subsidiary has established a Business Continuity Plan (BCP) and conducts annual simulation drills.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(5)	Capital management

The Group complies with the standard of capital adequacy provided by financial regulatory authorities. The capital adequacy standard is based on Basel III published by Basel Committee on Banking Supervision in Bank for International Settlement and was implemented in Korea in December 2013. The capital adequacy ratio is calculated by dividing own capital by asset (weighted with a risk premium – risk weighted assets) based on the consolidated financial statements of the Group.

As of the current and prior year-end, the Group has maintained a Common Equity Tier 1 (CET1) ratio of 9.0%, a Tier 1 capital ratio of 10.5%, and a total capital ratio of at least 12.5% in accordance with the relevant standards.

Details of the Group’s capital adequacy ratio as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

Details	December 31, 2025(*)	December 31, 2024
Tier 1 capital	30,222,734	28,522,910
Other Tier 1 capital	4,556,265	4,869,567
Tier 2 capital	3,020,751	3,535,362

Total risk-adjusted capital	37,799,750	36,927,839

Risk-weighted assets for credit risk	209,094,901	210,365,462
Risk-weighted assets for market risk	3,101,409	3,125,478
Risk-weighted assets for operational risk	22,345,759	21,609,530

Total risk-weighted assets	234,542,069	235,100,470

Common Equity Tier 1 ratio	12.89%	12.13%

Tier 1 capital ratio	14.83%	14.20%

Total capital ratio	16.12%	15.71%

(*)	The capital ratio at the end of the current period is provisional

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

5.	INSURANCE RISK MANAGEMENT

(1)	Insurance risk management of Tongyang Life Insurance Co., Ltd.

1)	Overview of insurance risk

“Insurance risk” refers to situations in which insurance benefit payments exceed the level anticipated when premiums were set, due to unexpected events or changes in economic conditions. Tongyang Life Insurance Co., Ltd. manages insurance risk using the measure “net insurance contract liabilities – net insurance contract assets.” Under the Risk-Based Capital (RBC) framework, insurance risk is categorized into sub-risks such as death risk, longevity risk, disability/disease risk, lapse risk, operating expense risk, and catastrophe risk. The amounts for death risk, longevity risk, disability/disease risk, lapse risk, and operating expense risk are measured using shock scenario methods applied to actuarial assumptions related to each risk, while catastrophe risk is measured using a risk-factor approach. The shock scenario method calculates the change in net asset value that results when scenario-based changes are applied to the underlying assumptions used for the fair valuation of assets and liabilities. In contrast, the risk-factor method derives the risk amount by multiplying a predetermined risk factor by a specific exposure.

Accordingly, Tongyang Life Insurance Co., Ltd. manages insurance risk based on actuarial assumptions, interest rates, and other financial market indicators considered to have a significant impact on the amount, timing, and uncertainty of future cash flows related to insurance contracts.

Category	Estimates and financial index	Remark
Actuarial estimate	Risk rate estimate	Death, longevity, physical impediment and disease
	Lapse rate estimate	Lapse risk
	Operating expense rate estimate	Operating expense risk
	Other estimate	Policyholder behavior estimate and others
Financial market index	Interest rate	Interest-linked future cash flows of insurance contracts and the discount rates used for present value calculations
	Share price	Share-linked future cash flows of insurance contacts
	Exchange rate	Exchange rate-linked future cash flows of insurance contacts

2)	Insurance risk management policy

In order to manage insurance risk—defined as the uncertainty of the total amount and timing of claims arising from insured events—Tongyang Life Insurance uses underwriting and reinsurance strategies.

a)	Underwriting strategy

Underwriting strategy is a strategy to diversify the types of risks or the level of claims. For example, an entity can manage each mortality risk and survival risk in a balanced manner. In addition, the policyholder’s choice of a regular check-up is one of the main acquisition strategies.

b)	Reinsurance strategy

Tongyang Life Insurance Co., Ltd. mitigates the concentration of insurance risk and utilizes reinsurance policy for the purpose of increasing efficiency of equity management. Reinsurance is divided into new contracts and existing contract. New contracts prioritize fixed risk products and target contracts that require empirical rates for a certain period of time. On the other hand, existing contracts target contracts with increasing insurance price risk.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Reinsurance contracts are made by the following procedures:

①

For new contracts, the Product Committee decides whether to reinsurance during the decision-making process for launching new products. For existing contracts, if there is concern about a continued increase in insurance risk, the decision to reinsurance is made through consultation with the relevant department responsible for insurance risk management

②	Reinsurance management team related to ① discusses and analyzes products to be reinsured, limits, coinsurance ratios, and rates of return.

3)	Financial risk management policy related to insurance contracts

Insurance contracts and investment contracts with discretionary participation features are classified as insurance liabilities but may be exposed to various financial risks. The nature of these exposures and the corresponding management policies are as follows.

a)	Credit risk

Credit risk refers to the risk of loss caused by the counterparty’s default in provision of funds or entering a contract agreed to exchange at a predetermined price at a certain point in the future. Tongyang Life Insurance Co., Ltd.’s reinsurance assets and reinsurance receivables are exposed to losses in case of default by the reinsurer upon collection of premiums and receivables.

b)	Interest rate risk

Interest rate risk refers to the risk that occurs when the financial position of Tongyang Life Insurance Co., Ltd. is affected by the adverse interest rate movements on assets and liabilities. To minimize the effects of inconsistencies between assets and liabilities caused by interest rate movements, Tongyang Life Insurance Co., Ltd. manages matched asset-liability portfolios for each portfolio.

c)	Liquidity risk

Liquidity risk refers to the risk that arises when the maturities of assets and liabilities are mismatched or when unexpected cash outflows cannot be met. Accordingly, the future cash outflows related to insurance liabilities and investment contracts with discretionary participation features, which account for most of Tongyang Life Insurance Co., Ltd’s total liabilities, determine the level of liquidity related risk for the company.

The objective of liquidity risk management is to maintain sufficient liquidity to meet repayments arising from insurance contracts under normal conditions as well as under market stress.

Tongyang Life Insurance Co., Ltd.’s main methods to manage liquidity risk are as follows:

-	Regularly reviewing and managing the volume of insurance benefit payments and liquidity assets

-	Maintaining and managing a portfolio composed of assets that can be relatively easily liquidated, in preparation for unexpected disruptions in funding

-	Monitoring liquidity ratios through the execution of liquidity stress tests

-	Establishing asset-liability management strategies that take into account the cash flows of insurance contract liabilities

d)	Market risk

Market risk refers to the risk of losses being incurred when the entity’s financial position is affected by adverse price movements, such as stock prices and exchange rates. Tongyang Life Insurance Co., Ltd. engages in insurance contract transactions denominated in foreign currencies, and is, therefore, exposed to foreign exchange rate fluctuations. This exposure is managed through the use of foreign exchange forward contracts and cross-currency interest rate swaps.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

4)	Concentration of insurance risk

Tongyang Life Insurance Co., Ltd. assesses the concentration of risk by considering historical experience related to the insurance contracts it has issued, and the reinsurance contracts it holds. The identified concentrations of risk are categorized based on shared characteristics relevant to the assessed exposures.

a)	The fulfilment cash flows by portfolio that Tongyang Life Insurance Co., Ltd. considers significant as of December 31, 2025 are as follows (Unit: Korean Won in millions):

December 31, 2025
Exposure
Insurance contract liabilities (assets)	25,686,541
Life	4,905,662
Health	3,843,337
Annuity savings and others	15,484,266
Variable	1,453,276
Reinsurance contract assets (liabilities)	437,556
Life	371,992
Health	65,564
Annuity savings and others	—

b)	The fulfilment cash flows by country in which Tongyang Life Insurance Co., Ltd. provides insurance coverage as of December 31, 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Insurance contract liabilities (assets)	Reinsurance contract assets (liabilities)
Domestic	25,686,541	437,556
Overseas	—	—

Total	25,686,541	437,556

5)	Insurance Risk Sensitivity

The financial impact of changes in assumptions related to the risk adjustment for non-financial risks as of December 31, 2025 are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Base amount and base amount after change				Profit and impact on equity (before tax)
		Fulfillment cash flow		Contractual service margin		Profit or loss		Other comprehensive income
	Sensitivity	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect
Base amount		25,686,541	25,248,985	1,970,517	1,865,033	—	—	—	—
Mortality rate	3.27% increase	25,709,647	25,269,234	1,948,712	1,846,048	56	47	85	132
Morbidity (fixed compensation) Morbidity (compensation for actual losses)	3.40% increase 2.62% increase	25,965,678	25,515,270	1,692,903	1,601,210	(996)	(995)	915	(25)
Lapse rate (increase)	9.16% increase	25,948,241	25,512,528	1,736,367	1,628,398	(555)	(551)	(25,554)	(24,915)
Lapse rate (decrease)	9.16% decrease	25,403,268	24,963,704	2,227,356	2,124,603	193	188	27,683	26,965
Operating expense (level) Operating expense (inflation)	2.62% increase 0.26%p	25,782,608	25,345,053	1,874,668	1,769,183	(353)	(353)	1,577	1,577

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

6)	Insurance payment progress trend

Tongyang Life Insurance Co., Ltd. regularly verifies the adequacy of reserves using the total amount estimation method. The total amount is estimated by applying statistical methods such as the Payment Progress Method (PLDM), Incurred Loss Progress Method (ILDM), Frequency/Severity Method, and Bornhuetter-Ferguson Method (Unit: Korean Won in millions).

	December 31, 2025
	Year of incurrence					Total
	2025-4	2025-3	2025-2	2025-1	2025
Historical estimates of undiscounted insurance premiums	2,339,594	467,507	488,120	524,256	538,633	4,358,110
Year end of the incurrence	1,812,292	364,924	385,828	414,012	480,470	3,457,526
After 1 year	411,882	81,397	84,178	98,911	—	676,368
After 2 years	63,012	12,243	13,260	—	—	88,515
After 3 years	29,225	6,728	—	—	—	35,953
After 4 years	20,330	—	—	—	—	20,330

Cumulative insurance payment	2,336,741	465,292	483,266	512,923	480,470	4,278,692

Difference between insurance estimates and insurance payment	2,853	2,215	4,854	11,333	58,163	79,418
Discount effect						(6,613)
Liability for incurred claims expected to be paid within 1 year of incurrence						1,580,634
Risk adjustment for non-financial risks						2,577

Liability for incurred claims						1,656,016

7)	Credit risk arising from insurance contracts

The fulfilment cash flows by credit rating group of Tongyang Life Insurance Co., Ltd.’s reinsurers are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Reinsurance contract assets – remaining coverage	Reinsurance contract assets – incurred claims
AAA~AA-	354,143	5,904
A+~A-	77,763	(254)
Under BBB+	—	—
Unrated	—	—

Total	431,906	5,650

8)	Market risk arising from insurance contracts

a)	Market risk exposure (Unit: Korean Won in millions)

December 31, 2025
Insurance contract exposure	25,686,541
Reinsurance contract exposure	437,556
Financial assets exposure	25,461,023

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

b)	Impact of market risks on profit or loss and equity (sensitivity analysis) (Unit: Korean Won in millions)

		December 31, 2025
		Insurance contract		Reinsurance contract		Financial assets
		Changes in profit or loss	Changes in other comprehensive income	Changes in profit or loss	Changes in other comprehensive income	Changes in profit or loss	Changes in other comprehensive income
Interest rate	Interest rate 100bp increase	44,466	2,623,072	—	(58,960)	(155,298)	(2,608,605)
	Interest rate 100bp decrease	(75,555)	(3,230,625)	—	71,442	187,680	2,608,605
Share price	Share index 10% increase	(64,000)	—	—	—	81,337	—
	Share index 10% decrease	87,169	—	—	—	(104,506)	—
Exchange rate	Exchange rate 10% increase	—	—	—	—	17,877	—
	Exchange rate 10% decrease	—	—	—	—	(17,877)	—

9)	Liquidity risk arising from insurance contracts

a)

The analysis of the present value of undiscounted net cash flows related to insurance contracts issued and remaining maturity of reinsurance contracts held by Tongyang Life Insurance Co., Ltd. as of December 31, 2025 is as follows (Unit: Korean Won in millions):

	December 31, 2025
	Maturity analysis on the present value of estimate future cash flows
	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Over 10 years	Total
Insurance contract assets	—	—	—	—	—	—	—	—
Insurance contract liabilities	(925,682)	(4,055,435)	182,049	(291,500)	(542,751)	(5,906,147)	(39,756,674)	(51,296,140)
Reinsurance contract assets (liabilities)	6,595	7,475	11,017	13,347	14,427	85,891	773,103	911,855

b)	The amounts payable to policyholders upon demand and the carrying amounts of the related insurance contracts as of December 31, 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Payable upon demand	Carrying amount of insurance contract (*1)
Insurance contract assets	—	—
Insurance contract liabilities	30,166,347	27,657,058

(*1)	The present value of estimated future cash flows, risk adjustment, and contractual service margin related to the amounts payable to policyholders upon demand as of December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	Insurance risk management of ABL Life Insurance Co., Ltd.

1)	Overview of insurance risk

Insurance risk” refers to situations in which insurance benefit payments exceed the level anticipated when premiums were set, due to unexpected events or changes in economic conditions. ABL Life Insurance Co., Ltd. manages insurance risk using the measure “net insurance contract liabilities – net insurance contract assets.” Under the Risk-Based Capital (RBC) framework, insurance risk is categorized into sub risks such as death risk, longevity risk, disability/disease risk, lapse risk, operating expense risk, and catastrophe risk. The amounts for death risk, longevity risk, disability/disease risk, lapse risk, and operating expense risk are measured using shock scenario methods applied to actuarial assumptions related to each risk, while catastrophe risk is measured using a risk factor approach. The shock scenario method calculates the change in net asset value that results when scenario-based changes are applied to the underlying assumptions used for the fair valuation of assets and liabilities. In contrast, the risk factor method derives the risk amount by multiplying a predetermined risk factor by a specific exposure.

Accordingly, ABL Life Insurance Co., Ltd. manages insurance risk based on actuarial assumptions, interstates, and other financial market indicators considered to have a significant impact on the amount, timing, and uncertainty of future cash flows related to insurance contracts.

Category	Estimates and financial index	Remark
Actuarial estimate	Risk rate estimate	Death, longevity, physical impediment and disease
	Lapse rate estimate	Lapse risk
	Operating expense rate estimate	Operating expense risk
	Other estimate	Policyholder behavior estimate and others
Financial market index	Interest rate	Interest-linked future cash flows of insurance contracts and the discount rates used for present value calculations
	Share price	Share-linked future cash flows of insurance contacts
	Exchange rate	Exchange rate-linked future cash flows of insurance contacts

2)	Insurance risk management policy

To manage the uncertainty of the amount and timing of the claims arising due to occurrences of insured events, that is, an insurance risk, ABL Life Insurance Co., Ltd. uses an acquisition and a reinsurance strategy.

a)	Underwriting strategy

Underwriting strategy is a strategy to diversify the types of risks or the level of claims. For example, an entity can manage each mortality risk and survival risk in a balanced manner. In addition, the policyholder’s choice of a regular check-up is one of the main acquisition strategies.

b)	Reinsurance strategy

ABL Life Insurance Co., Ltd. mitigates the concentration of insurance risk and utilizes reinsurance policy for the purpose of increasing efficiency of equity management. Reinsurance is divided into new contract and existing contract. New contract prioritizes fixed risk products and targets contracts that require empirical rates for a certain period of time. On the other hand, existing contract targets contracts with increasing insurance price risk.

Reinsurance contracts are made by the following procedures:

①

For new contracts, the Product Committee decides whether to reinsurance during the decision-making process for launching new products. For existing contracts, if there is concern about a continued increase in insurance risk, the decision to reinsurance is made through consultation with the relevant department responsible for insurance risk management.

②	Reinsurance management team related to ① discusses and analyzes products to be reinsured, limit, rate of coverage and rate of return.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

3)	Financial risk management policy related to insurance contracts

Insurance contracts and investment contracts with discretionary participation features are classified as insurance liabilities but may be exposed to various financial risks. The nature of these exposures and the corresponding management policies are as follows.

a)	Credit risk

Credit risk refers to the risk of loss caused by the counterparty’s default in provision of funds or entering a contract agreed to exchange at a predetermined price at a certain point in the future. ABL Life Insurance Co., Ltd.’s reinsurance assets and reinsurance receivables are exposed to losses in case of default by the reinsurer upon collection of premiums and receivables.

b)	Interest rate risk

Interest rate risk refers to the risk that occurs when the financial position of ABL Life Insurance Co., Ltd. is affected by the adverse interest rate movements on assets and liabilities. To minimize the effects of inconsistencies between assets and liabilities caused by interest rate movements, ABL Life Insurance Co., Ltd. manages matched asset-liability portfolios for each portfolio.

c)	Liquidity risk

Liquidity risk refers to a risk caused by inconsistency in the maturity of assets and liabilities or failure to respond to unexpected capital outflows. Therefore, future cash outflows from investment contracts with insurance liability and discretionary participation features which takes the most proportion of ABL Life Insurance Co., Ltd.’s liabilities, will determine the level of risk related to the liquidity of the ABL Life Insurance Co., Ltd. The purpose of ABL Life Insurance Co., Ltd.’s liquidity risk management is to maintain sufficient liquidity to meet repayments and other cash outflows arising from insurance contracts under both normal conditions and stressed market environments.

ABL Life Insurance Co., Ltd.’s main methods to manage liquidity risk are as follows:

-	Regularly reviewing and managing the volume of insurance benefit payments and liquidity assets

-	Maintaining and managing a portfolio composed of assets that can be relatively easily liquidated, in preparation for unexpected disruptions in funding

-	Monitoring liquidity ratios through the execution of liquidity stress tests

-	Establishing asset-liability management strategies that take into account the cash flows of insurance contract liabilities

d)	Market risk

Market risk refers to the risk of losses being incurred when the entity’s financial position is affected by the adverse price movements such as stock prices and exchange rates. ABL Life Insurance Co., Ltd. engages in insurance contract transactions denominated in foreign currencies and is therefore exposed to foreign exchange rate fluctuations. This exposure is managed through the use of foreign exchange forward contracts and cross-currency interest rate swaps.

4)	Concentration of insurance risk

ABL Life Insurance Co., Ltd. assesses the concentration of risk by considering historical experience related to the insurance contracts it has issued and the reinsurance contracts it holds. The identified concentrations of risk are categorized based on shared characteristics relevant to the assessed exposures.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

a)	The fulfilment cash flows by portfolio that ABL Life Insurance Co., Ltd. considers significant as of December 31, 2025 are as follows (Unit: Korean Won in millions):

December 31, 2025
Exposure
Insurance contract liabilities (assets)	16,853,760
Life	2,217,372
Health	2,608,867
Annuity savings and others	9,615,281
Variable	2,412,240
Reinsurance contract assets (liabilities)	(97,148)
Life	(49,082)
Health	(54,439)
Annuity savings and others	6,373

b)	The fulfilment cash flows by country in which ABL Life Insurance Co., Ltd. provides insurance coverage as of December 31, 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Insurance contract liabilities (assets)	Reinsurance contract assets (liabilities)
Domestic	16,853,760	(97,148)
Overseas	—	—

Total	16,853,760	(97,148)

5)	Insurance Risk Sensitivity

The financial impact of changes in assumptions related to the risk adjustment for non-financial risks as of December 31, 2025 are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Base amount and base amount after change				Profit and impact on equity (before tax)
		Fulfillment cash flow		Contractual service margin		Profit or loss		Other comprehensive income
	Sensitivity	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect	Before reinsurance effect	After reinsurance effect
Base amount		16,853,760	16,950,908	1,063,046	1,073,523	—	—	—	—
Mortality rate	3.27% increase	16,861,397	16,954,761	1,059,387	1,073,663	890	1,005	(4,868)	(4,999)
Morbidity (fixed compensation) Morbidity (compensation for actual losses)	3.40% increase 2.62% increase	16,996,593	17,081,916	910,861	934,303	(1,227)	(1,148)	10,579	9,360
Lapse rate (increase)	9.16% increase	17,017,818	17,107,797	917,106	935,263	(2,909)	(2,792)	(15,208)	(15,838)
Lapse rate (decrease)	9.16% decrease	16,673,824	16,778,697	1,225,456	1,227,599	1,213	1,140	16,313	16,995
Operating expense (level) Operating expense (inflation)	2.62% increase 0.26%p	16,892,179	16,989,363	1,023,305	1,033,740	(989)	(989)	2,310	2,316

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

6)	Insurance payment progress trend

ABL Life Insurance Co., Ltd. regularly verifies the adequacy of reserves using the total amount estimation method. The total amount is estimated by applying statistical methods such as the Payment Progress Method (PLDM), Incurred Loss Progress Method (ILDM), Frequency/Severity Method, and Bornhuetter-Ferguson Method (Unit: Korean Won in millions).

	December 31, 2025
	Year of incurrence
	2025-4	2025-3	2025-2	2025-1	2025	Total
Historical estimates of undiscounted insurance premiums	311,417	316,286	319,229	303,193	316,425	1,566,550
Year end of the incurrence	243,473	245,603	251,974	240,260	280,250	1,261,560
After 1 year	54,825	56,432	56,002	56,587	—	223,846
After 2 years	8,415	8,683	8,637	—	—	25,735
After 3 years	3,194	4,674	—	—	—	7,868
After 4 years	1,055	—	—	—	—	1,055

Cumulative insurance payment	310,962	315,392	316,612	296,847	280,250	1,520,063

Difference between insurance estimates and insurance payment	455	894	2,617	6,346	36,175	46,487
Discount effect						(4,441)
Liability for incurred claims expected to be paid within 1 year of incurrence						571,128
Risk adjustment for non-financial risks						1,761

Liability for incurred claims						614,935

7)	Credit risk arising from insurance contracts

The fulfilment cash flows by credit rating group of ABL Life Insurance Co., Ltd.’s reinsurers are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Reinsurance contract assets – remaining coverage	Reinsurance contract assets – incurred claims
AAA~AA-	(129,334)	32,186
A+~A-	—	—
Under BBB+	—	—
Unrated	—	—

Total	(129,334)	32,186

8)	Market risk arising from insurance contracts

a)	Market risk exposure (Unit: Korean Won in millions)

December 31, 2025
Insurance contract exposure	16,853,760
Reinsurance contract exposure	(97,148)
Financial assets exposure	13,632,025

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

b)	Impact of market risks on profit or loss and equity (sensitivity analysis) (Unit: Korean Won in millions)

		December 31, 2025
		Insurance contract		Reinsurance contract		Financial assets
		Changes in profit or loss	Changes in other comprehensive income	Changes in profit or loss	Changes in other comprehensive income	Changes in profit or loss	Changes in other comprehensive income
Interest rate	Interest rate 100bp increase	(333)	1,594,580	—	18,572	(57,695)	(1,490,766)
	Interest rate 100bp decrease	177	(1,918,176)	—	(22,409)	57,695	1,490,766
Share price	Share index 10% increase	(118,221)	—	—	—	465,004	—
	Share index 10% decrease	118,221	—	—	—	(465,004)	—
Exchange rate	Exchange rate 10% increase	(15,243)	(11,534)	—	—	(306)	—
	Exchange rate 10% decrease	14,933	11,534	—	—	306	—

9)	Liquidity risk arising from insurance contracts

a)

The analysis of the present value of undiscounted cash flows related to insurance contracts issued and remaining maturity of reinsurance contracts held by ABL Life Insurance Co., Ltd. as of December 31, 2025 is as follows (Unit: Korean Won in millions):

	December 31, 2025
	Maturity analysis on the present value of estimate future cash flows
	Within 1 year	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Over 10 years	Total
Insurance contract assets	—	—	—	—	—	—	—	—
Insurance contract liabilities	(279,094)	(1,367,315)	(508,763)	(629,346)	(948,940)	(5,442,969)	(21,796,027)	(30,972,454)
Reinsurance contract assets (liabilities)	(5,147)	(2,808)	(2,452)	(2,346)	(2,195)	(10,904)	(118,407)	(144,259)

b)	The amounts payable to policyholders upon demand and the carrying amounts of the related insurance contracts as of December 31, 2025 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Payable upon demand	Carrying amount of insurance contract (*1)
Insurance contract assets	—	—
Insurance contract liabilities	18,666,324	17,916,806

(*1)	The present value of estimated future cash flows, risk adjustment, and contractual service margin related to the amounts payable to policyholders upon demand as of December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

6.	OPERATING SEGMENTS

In evaluating the results of the Group and allocating resources, the Group’s Chief Operation Decision Maker (“CODM”) utilizes the method of disclosing the financial information of the segments based on the organization of the Group. This financial information on the segments in this note is regularly reviewed by the CODM.

(1)	Segment by type of organization

The Group’s reporting segments consist of banking, insurance, credit card, capital, investment securities and other sectors, and the composition of such reporting segments was divided based on internal report data periodically reviewed by the management to evaluate the performance of the segment and make decisions on the resources to be distributed.

Operational scope
Banking	Loans/deposits and relevant services for customers of Woori Bank
Insurance	Contracting and maintenance of insurance policies, payment of insurance benefits, provision of life insurance-related services, and accompanying business for customers of Tongyang Life Insurance Co., Ltd. and ABL Life Insurance Co., Ltd.
Credit card	Credit card, cash services, card loans and accompanying business of Woori Card Co., Ltd.
Capital	Installments, loans including lease financing, and accompanying business of Woori Financial Capital Co., Ltd.
Investment securities	Securities operation, sale of financial instruments, project financing and other related activities for investment securities of Woori Investment Securities Co., Ltd.
Others	Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Asset Management Corp., Ltd., Woori Financial F&I Co., Ltd., Woori Savings Bank., Woori Credit Information Co., Ltd., Woori Fund Services Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	The composition of each organization’s sectors for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Banking (*1)	Life insurance	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated adjustments (*5)	Total
Net interest income	6,807,324	(105,758)	756,173	210,502	120,077	63,915	7,852,233	145,730	1,030,834	1,972	9,030,769
Non-interest income(expense)	2,133,050	271,296	212,462	214,798	67,059	1,765,771	4,664,436	5,905	(935,248)	(1,808,619)	1,926,474
Impairment losses due to credit loss	(1,126,171)	(5,833)	(433,302)	(120,217)	(31,880)	(282,653)	(2,000,056)	(4,692)	(96,119)	(1,947)	(2,102,814)
General and administrative expense	(4,293,462)	(51,665)	(321,777)	(107,697)	(145,038)	(439,413)	(5,359,052)	(601)	—	180,032	(5,179,621)

Net operating income(expense)	3,520,741	108,040	213,556	197,386	10,218	1,107,620	5,157,561	146,342	(533)	(1,628,562)	3,674,808

Share of gain of associates	45,928	—	—	(373)	123	43,607	89,285	1,686	—	7,689	98,660
Other non-operating income(expense)	(207,481)	3,075	(18,316)	(2,282)	(50)	(166,826)	(391,880)	1,888	533	706,157	316,698

Non-operating income(expense)	(161,553)	3,075	(18,316)	(2,655)	73	(123,219)	(302,595)	3,574	533	713,846	415,358

Net income(expense) before tax	3,359,188	111,115	195,240	194,731	10,291	984,401	4,854,966	149,916	—	(914,716)	4,090,166
Tax expense	(777,091)	(11,521)	(44,108)	(46,004)	17,153	(5,197)	(866,768)	—	—	4,110	(862,658)

Net income(loss)	2,582,097	99,594	151,132	148,727	27,444	979,204	3,988,198	149,916	—	(910,606)	3,227,508

Total assets	502,846,197	55,054,508	17,512,741	12,361,366	9,706,286	31,861,645	629,342,743	3,922,774	—	(31,808,231)	601,457,286

Investment in associate	1,095,521	—	—	31,002	4,369	25,934,437	27,065,329	—	—	(24,985,321)	2,080,008
Other assets	501,750,676	55,054,508	17,512,741	12,330,364	9,701,917	5,927,208	602,277,414	3,922,774	—	(6,822,910)	599,377,278

Total liabilities	473,158,744	52,279,416	14,620,417	10,523,678	8,504,657	6,370,831	565,457,743	71,563	—	(1,931,268)	563,598,038

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments include gains and losses from Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other segments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal reconciliation includes the adjustment of deposit insurance premiums of 500,480 million Won and fund contribution fees of 528,863 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 133,276 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,448,486 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2024
	Banking (*1)	Credit card	Capital	Investment securities	Others (*2)	Sub-total	Other adjustments (*3)	Internal adjustments (*4)	Consolidated Adjustments (*5)	Total
Net interest income	6,542,449	706,130	231,596	106,558	129,900	7,716,633	126,600	1,042,561	542	8,886,336
Non-interest income(expense)	1,944,528	192,194	144,097	51,629	1,578,890	3,911,338	70,545	(769,593)	(1,658,168)	1,554,122
Impairment losses due to credit loss	(670,753)	(403,805)	(84,017)	(91,351)	(176,511)	(1,426,437)	(13,884)	(273,889)	(2,085)	(1,716,295)
General and administrative expense	(3,746,916)	(302,067)	(103,870)	(74,191)	(420,370)	(4,647,414)	(1,104)	—	179,545	(4,468,973)

Net operating income(expense)	4,069,308	192,452	187,806	(7,355)	1,111,909	5,554,120	182,157	(921)	(1,480,166)	4,255,190

Share of gain (loss) of associates	44,067	—	(1,262)	215	5,316	48,336	(4)	—	27,933	76,265
Other non-operating income(expense)	(104,388)	(4,053)	(2,579)	7,476	10,440	(93,104)	8,535	921	(24,960)	(108,608)

Non-operating income(expense)	(60,321)	(4,053)	(3,841)	7,691	15,756	(44,768)	8,531	921	2,973	(32,343)

Net income(expense) before tax	4,008,987	188,399	183,965	336	1,127,665	5,509,352	190,688	—	(1,477,193)	4,222,847
Tax expense	(962,051)	(40,349)	(42,547)	2,216	(17,756)	(1,060,487)	—	—	9,109	(1,051,378)

Net income(loss)	3,046,936	148,050	141,418	2,552	1,109,909	4,448,865	190,688	—	(1,468,084)	3,171,469

Total assets	485,888,941	16,613,482	12,770,681	7,186,431	30,774,925	553,234,460	3,565,728	—	(31,046,868)	525,753,320

Investment in associate	1,067,880	—	32,207	3,297	24,475,044	25,578,428	7,347	—	(23,836,965)	1,748,810
Other assets	484,821,061	16,613,482	12,738,474	7,183,134	6,299,881	527,656,032	3,558,381	—	(7,209,903)	524,004,510

Total liabilities	456,944,053	13,828,816	11,045,686	6,041,109	4,919,608	492,779,272	73,587	—	(2,994,808)	489,858,051

(*1)	The banking sector includes banks and their consolidated subsidiaries (such as overseas subsidiaries).
(*2)

Other segments includes Woori Financial Group Inc., Woori Asset Trust Co., Ltd., Woori Savings Bank, Woori Asset Management Corp., Woori Financial F&I Co., Ltd., Woori Credit Information Co., Ltd., Woori Fund Service Co., Ltd., Woori Private Equity Asset Management Co., Ltd., Woori FIS Co., Ltd., Woori Finance Research Institute and Woori Venture Partners Co., Ltd.

(*3)	Other adjustments include the funds subject to Group’s consolidation not included in the reporting segment.
(*4)

Internal adjustments include the adjustment of deposit insurance premiums of 509,832 million Won and fund contribution fees of 533,335 million Won from net interest income expenses to non-interest income expenses in order to present the profit and loss adjustment between reporting divisions in accordance with management accounting standards as profit and loss in accordance with accounting standards.

(*5)

Consolidation adjustments include the elimination of 175,437 million Won of internal transactions between Woori FIS Co., Ltd., the group’s IT service agency, and affiliates, and the removal of 1,208,522 million Won of dividends received by the holding company from its subsidiaries.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(3)	Operating profit or loss from external customers for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the years ended December 31
Details	2025	2024
Domestic	3,430,352	3,767,897
Foreign	244,456	487,293

Total	3,674,808	4,255,190

(4)	Major non-current assets as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

Details (*)	December 31, 2025	December 31, 2024
Domestic	7,364,083	6,068,817
Foreign	552,243	592,768

Total	7,916,326	6,661,585

(*)	Major non-current assets included joint ventures and related business investments, investment properties, premises and equipment, and intangible assets.

(5)	Information about major customers

The Group does not have any single customer that generates 10% or more of the Group’s total revenue for the years ended December 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

7.	STATEMENTS OF CASH FLOWS

(1)	Details of cash and cash equivalents are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Cash	1,826,020	1,661,517
Foreign currencies	642,158	812,026
Demand deposits	35,891,982	24,634,075
Fixed deposits	139,519	173,505

Total	38,499,679	27,281,123

(2)	Details of restricted cash and cash equivalents are as follows (Unit: Korean Won in millions)

	Counterparty	December 31, 2025	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	16,555,802	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks	BOK and others	6,919,255	Reserve deposits, etc.

Total		23,475,057

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Due from BOK	BOK	9,712,194	Reserve deposits under the BOK Act

Due from banks in foreign currencies:
Due from banks	BOK and others	2,954,868	Reserve deposits, etc.

Total		12,667,062

(3)	Significant transactions of investing activities and financing activities not involving cash inflows and outflows are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Changes in other comprehensive income related to valuation of financial assets at FVTOCI	(1,321,567)	34,058
Changes in other comprehensive income related to valuation of assets of associate	(2,335)	(5,367)
Changes in other comprehensive income related to valuation profit or loss on cash flow hedge	(167,670)	6,591
Changes in financial assets measure at FVTOCI due to debt-for-equity swap	—	18,536
Changes in the premises and equipment due to reclassification to assets held for sale	(107,479)	(38,423)
Changes in investment property due to reclassification to assets held for sale	(35,137)	—
Transfer of investment properties to premises and equipment	(9,997)	(42,344)
Reclassification of advance payments related to acquisition of control	(154,934)	—
Changes in account payables related to intangible assets	(5,101)	24,134
Changes in right-of-use assets and lease liabilities	235,011	427,926
Changes in other comprehensive income related to foreign operation translation	(116,405)	522,845

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)	Adjustments of liabilities from financing activities in current and prior year are as follows (Unit: Korean Won in millions):

	For the year ended December 31,2025
					Not involving cash inflows and outflows
	Beginning balance	Financing activities Cash flow	Business Combination	Settlement of derivatives designated for hedging purposes	Foreign Exchange	Variation of gain(loss) on valuation of hedged items	Others (*)	Ending balance
Borrowings	30,117,031	4,392,369	—	—	(326,602)	—	469	34,183,267
Debentures	48,207,103	5,599,481	1,670,044	—	(133,503)	80,760	159,507	55,583,392
Lease liabilities	527,090	(251,559)	48,656	—	(1,564)	—	218,949	541,572
Net derivative liabilities (for hedging purposes)	(72,376)	17,231	20,313	(34,199)	—	322,204	145,008	398,181
Other liabilities	26,626	(41)	15,443	—	—	—	633	42,661

Total	78,805,474	9,757,481	1,754,456	(34,199)	(461,669)	402,964	524,566	90,749,073

(*)	The change in lease liabilities due to the new contract includes 201,562 million Won.

	For the year ended December 31,2024
					Not involving cash inflows and outflows
	Beginning balance	Financing activities Cash flow	Business Combination	Settlement of derivatives designated for hedging purposes	Foreign Exchange	Variation of gain(loss) on valuation of hedged items	Others (*)	Ending balance
Borrowings	30,986,746	(3,011,120)	—	—	2,113,979	—	27,426	30,117,031
Debentures	41,239,245	5,594,220	—	—	870,846	17,417	485,375	48,207,103
Lease liabilities	334,456	(238,770)	—	—	13,555	—	417,849	527,090
Net derivative liabilities (for hedging purposes)	126,299	(25,442)	—	—	—	(156,422)	(16,811)	(72,376)
Other liabilities	28,147	(17,690)	—	—	—	—	16,169	26,626

Total	72,714,893	2,301,198	—	—	2,998,380	(139,005)	930,008	78,805,474

(*)	The change in lease liabilities due to the new contract includes 366,340 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

8.	FINANCIAL ASSETS AT FVTPL

(1)	Details of financial assets at FVTPL as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Financial assets at fair value through profit or loss measured at fair value	34,245,475	25,202,672

(2)	Financial assets at fair value through profit or loss measured at fair value as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Deposits:
Gold banking asset	261,470	73,951
Securities:
Debt securities
Korean treasury and government agencies	6,044,402	5,053,592
Financial institutions	883,209	1,193,809
Corporates	1,614,666	348,929
Foreign currency bond	698,615	13,186
Securities loaned	—	12,361
Others	311,189	179,411
Equity securities	1,613,419	421,313
Capital contributions	3,085,315	2,857,698
Beneficiary certificates	12,359,483	4,563,102
Others	387,342	236,595

Sub-total	26,997,640	14,879,996

Loans	1,126,446	104,177
Derivatives assets	5,774,203	10,094,532
Other financial assets	85,716	50,016

Total	34,245,475	25,202,672

The Group does not have financial assets at fair value through profit or loss designated as upon initial recognition as of December 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

9.	FINANCIAL ASSETS AT FVTOCI

(1)	Details of financial assets at FVTOCI as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Debt securities:
Korean treasury and government agencies	20,371,690	7,787,052
Financial institutions	32,931,685	25,339,937
Corporates	10,108,432	3,032,609
Bond denominated in foreign currencies	12,974,851	6,763,073
Securities loaned	5,674,738	—

Sub-total	82,061,396	42,922,671

Equity securities	1,427,885	875,074
Loans	10,241	—

Total	83,499,522	43,797,745

(2)	Details of equity securities designated as financial assets at FVTOCI as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

Purpose of acquisition	December 31, 2025	December 31, 2024	Remarks
Investment for strategic business partnership purpose	1,324,666	766,900
Debt-equity swap	103,219	108,168
Others	—	6	Insurance for mutual aid association, etc.

Total	1,427,885	875,074

(3)	Changes in the loss allowance and gross carrying amount of financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

1)	Loss Allowance

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(29,084)	—	—	(29,084)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(10,190)	—	—	(10,190)
Disposal	8,182	—	—	8,182
Others (*)	1,888	—	—	1,888

Ending balance	(29,204)	—	—	(29,204)

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(27,379)	—	—	(27,379)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	(8,868)	—	—	(8,868)
Disposal	6,788	—	—	6,788
Others (*)	375	—	—	375

Ending balance	(29,084)	—	—	(29,084)

(*)	Others consist of foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

2)	Gross carrying amount

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	42,922,671	—	—	42,922,671
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	43,438,838	—	—	43,438,838
Disposal / Recovery	(35,030,082)	—	—	(35,030,082)
Gain on valuation	(1,956,928)	—	—	(1,956,928)
Amortization based on effective interest method	216,191	—	—	216,191
Changes due to business combinations	32,515,016	—	—	32,515,016
Others (*)	(34,069)	—	—	(34,069)

Ending balance	82,071,637	—	—	82,071,637

(*)	Others consist of foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	36,694,111	—	—	36,694,111
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	31,921,268	—	—	31,921,268
Disposal / Recovery	(26,868,486)	—	—	(26,868,486)
Gain on valuation	224,898	—	—	224,898
Amortization based on effective interest method	134,553	—	—	134,553
Others (*)	816,327	—	—	816,327

Ending balance	42,922,671	—	—	42,922,671

(*)	Others consist of foreign currencies translation, etc.

(4)

During the years ended December 31, 2025 and 2024, the Group sold its equity securities designated as financial assets at FVTOCI in accordance with decision of disposal by the creditors, and the fair values at disposal dates were 10,913 million Won and 155,868 million Won, respectively, and cumulative gains and losses at disposal dates were 1,806 million Won in loss and 72,975 million Won in gain, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

10.	SECURITIES AT AMORTIZED COST

(1)	Details of securities at amortized cost as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Korean treasury and government agencies	9,698,695	7,646,463
Financial institutions	3,352,648	4,004,011
Corporates	4,587,881	5,997,996
Bond denominated in foreign currencies	1,079,302	1,555,470
Others	—	10,000
Allowance for credit losses	(11,067)	(10,763)

Total	18,707,459	19,203,177

(2)	Changes in the loss allowance and gross carrying amount of securities at amortized cost are as follows (Unit: Korean Won in millions):

1)	Loss allowance

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(10,763)	—	—	(10,763)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net reversal of loss allowance	(330)	—	—	(330)
Others (*)	26	—	—	26

Ending balance	(11,067)	—	—	(11,067)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(13,941)	—	—	(13,941)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net provision of loss allowance	3,287	—	—	3,287
Others (*)	(109)	—	—	(109)

Ending balance	(10,763)	—	—	(10,763)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

2)	Gross carrying amount

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	19,213,940	—	—	19,213,940
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	5,312,962	—	—	5,312,962
Disposal / Recovery	(5,900,990)	—	—	(5,900,990)
Amortization based on effective interest method	111,965	—	—	111,965
Others (*)	(19,351)	—	—	(19,351)

Ending balance	18,718,526	—	—	18,718,526

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	24,010,113	—	—	24,010,113
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Acquisition	2,586,171	—	—	2,586,171
Disposal / Recovery	(7,634,677)	—	—	(7,634,677)
Amortization based on effective interest method	93,318	—	—	93,318
Changes due to business combinations	10,000	—	—	10,000
Others (*)	149,015	—	—	149,015

Ending balance	19,213,940	—	—	19,213,940

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

11.	LOANS AND OTHER FINANCIAL ASSETS AT AMORTIZED COST

(1)	Details of loans and other financial assets at amortized cost as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Due from banks	2,674,644	2,630,604
Loans	398,706,030	386,069,294
Other financial assets	11,115,109	9,771,918

Total	412,495,783	398,471,816

(2)	Details of due from banks are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Due from banks in local currency:
Due from depository banks	531,542	200,366
Due from non-depository institutions	20,624	152
Due from the Korea Exchange	196,557	239,222
Others	407,445	72,314
Loss allowance	(408)	(4)

Sub-total	1,155,760	512,050

Due from banks in foreign currencies:
Due from banks on demand	149,839	177,886
Due from banks on time	276,498	193,654
Others	1,096,819	1,753,337
Loss allowance	(4,272)	(6,323)

Sub-total	1,518,884	2,118,554

Total	2,674,644	2,630,604

(3)	Details of restricted due from banks are as follows (Unit: Korean Won in millions):

	Counterparty	December 31, 2025	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	248,704	Reserve deposits
Securities trading	Korea Exchange Co.,Ltd. and Korea Securities Finance Corporation and others	165,304	Customer deposit refund reserve and futures trading margin and others

	Sub-total	414,008

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	149,279	Reserve deposits and others
Due from banks on time	Toronto Dominion Bank, New York, and others	129,141	Federal Reserve Discount Window
Others	GOLDMAN SACHS INTL., LON and others	775,829	CSA collateral and others

	Sub-total	1,054,249

	Total	1,468,257

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	Counterparty	December 31, 2024	Reason of restriction
Due from banks in local currency:
Others	Korea Federation of Savings Bank and others	77,835	Reserve deposits
Securities trading	Korea Securities Finance Corporation	238,445	Customer deposit refund reserve and futures trading margin and others

Sub-total		316,280

Due from banks in foreign currencies:
Due from banks on demand	National Bank of Cambodia and others	169,064	Reserve deposits and others
Due from banks on time	National Bank of Cambodia	284	Usage deposits for fund settlement system and others
Others	BNP-PARIBAS, PAR and others	1,093,853	CSA collateral and others

	Sub-total	1,263,201

	Total	1,579,481

(4)	Changes in the loss allowance and gross carrying amount of due from banks are as follows (Unit: Korean Won in millions):

1)	Allowance for credit losses

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(6,327)	—	—	(6,327)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Reversal for allowance for credit loss	1,697	—	—	1,697
Others (*)	(50)	—	—	(50)

Ending balance	(4,680)	—	—	(4,680)

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(15,846)	—	—	(15,846)
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Provision for allowance for credit loss	9,874	—	—	9,874
Others (*)	(355)	—	—	(355)

Ending balance	(6,327)	—	—	(6,327)

(*)	Changes due to foreign currencies translation, etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

2)	Gross carrying amount

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	2,636,931	—	—	2,636,931
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	(758,983)	—	—	(758,983)
Changes due to business combinations	807,306	—	—	807,306
Others (*)	(5,930)	—	—	(5,930)

Ending balance	2,679,324	—	—	2,679,324

(*)	Changes due to foreign currencies translation, etc.

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	1,966,419	—	—	1,966,419
Transfer to 12-month expected credit losses	—	—	—	—
Transfer to lifetime expected credit losses	—	—	—	—
Transfer to credit-impaired financial assets	—	—	—	—
Net decrease	390,154	—	—	390,154
Changes due to business combinations	165,476	—	—	165,476
Others (*)	114,882	—	—	114,882

Ending balance	2,636,931	—	—	2,636,931

(*)	Changes due to foreign currencies translation, etc.

(5)	Details of loans are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Loans in local currency	322,659,399	315,597,374
Loans in foreign currencies	32,375,735	33,166,984
Domestic banker’s usance	2,647,891	2,803,761
Credit card accounts	13,960,884	12,488,523
Bills bought in foreign currencies	4,396,122	4,328,404
Bills bought in local currency	82,657	224,835
Factoring receivables	6,315	5,994
Advances for customers on guarantees	12,602	9,814
Private placement bonds	669,431	444,900
Securitized loans	3,325,383	3,300,876
Call loans	2,430,625	1,847,376
Bonds purchased under resale agreements	14,598,594	10,551,018
Financial lease receivables	991,331	1,106,912
Installment financial bond	2,429,860	2,620,534
Securities loans	445,960	—
Others	2,257	—
Loan origination costs and fees	926,343	938,886
Discounted present value	(9,107)	(9,272)
Allowance for credit losses	(3,246,252)	(3,357,625)

Total	398,706,030	386,069,294

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(6)	Changes in the loss allowance of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)
Transfer to 12-month expected credit losses	(34,745)	33,583	1,162	(88,031)	80,756	7,275	—
Transfer to lifetime expected credit losses	17,032	(19,243)	2,211	36,659	(49,487)	12,828	—
Transfer to credit-impaired financial assets	11,444	15,959	(27,403)	106,321	132,761	(239,082)	—
Net provision of allowance for credit losses	22,945	(43,140)	(374,328)	(36,919)	52,189	(1,096,710)	(3,809)
Recovery	—	—	(45,352)	—	—	(47,208)	—
Charge-off	—	—	277,324	—	—	899,536	—
Disposal	23	1,638	92,299	24	3,736	300,492	7,002
Interest income from impaired loans	—	—	17,062	—	—	32,817	—
Business combination-related changes	(2,536)	(184)	(13,979)	(22,505)	(26,471)	(32,605)	—
Others	9,578	2,239	34,898	19,332	25,461	98,717	(5,207)

Ending balance	(204,589)	(157,463)	(316,231)	(956,618)	(480,701)	(689,861)	(9,309)

	For the year ended December 31, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)
Transfer to 12-month expected credit losses	(33,208)	32,833	375	(155,984)	147,172	8,812	—
Transfer to lifetime expected credit losses	9,750	(10,683)	933	63,441	(79,413)	15,972	—
Transfer to credit-impaired financial assets	2,156	3,191	(5,347)	119,921	151,911	(271,832)	—
Net provision of allowance for credit losses	14,042	(14,140)	(467,418)	68	(5,091)	(1,938,456)	(3,809)
Recovery	—	—	(27,170)	—	—	(119,730)	—
Charge-off	—	—	386,448	—	—	1,563,308	—
Disposal	—	—	73,252	47	5,374	466,043	7,002
Interest income from impaired loans	—	—	—	—	—	49,879	—
Business combination-related changes	—	—	—	(25,041)	(26,655)	(46,584)	—
Others	—	—	—	28,910	27,700	133,615	(5,207)

Ending balance	(130,557)	(103,829)	(197,094)	(1,291,764)	(741,993)	(1,203,186)	(9,309)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(196,845)	(134,002)	(220,845)	(947,688)	(762,644)	(363,703)	(89)
Transfer to 12-month expected credit losses	(27,467)	25,983	1,484	(76,352)	75,186	1,166	—
Transfer to lifetime expected credit losses	14,659	(17,333)	2,674	60,633	(63,280)	2,647	—
Transfer to credit-impaired financial assets	7,714	18,054	(25,768)	128,228	162,162	(290,390)	—
Net provision of allowance for credit losses	(28,741)	(43,686)	(378,285)	(107,916)	(121,901)	(582,211)	(7,663)
Recovery	—	—	(61,554)	—	—	(36,318)	—
Charge-off	—	—	262,651	—	—	329,506	622
Disposal	1,442	2,032	75,603	23	6,675	297,533	837
Interest income from impaired loans	—	—	14,629	—	—	30,185	—
Others	908	637	49,286	(28,427)	4,156	(14,336)	(1,002)

Ending balance	(228,330)	(148,315)	(280,125)	(971,499)	(699,646)	(625,921)	(7,295)

	For the year ended December 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	(97,734)	(118,112)	(133,398)	(1,242,267)	(1,014,758)	(717,946)	(89)
Transfer to 12-month expected credit losses	(30,968)	30,740	228	(134,787)	131,909	2,878	—
Transfer to lifetime expected credit losses	8,951	(9,609)	658	84,243	(90,222)	5,979	—
Transfer to credit-impaired financial assets	1,196	2,400	(3,596)	137,138	182,616	(319,754)	—
Net provision of allowance for credit losses	(4,742)	(20,449)	(379,984)	(141,399)	(186,036)	(1,340,480)	(7,663)
Recovery	—	—	(24,021)	—	—	(121,893)	—
Charge-off	—	—	290,321	—	—	882,478	622
Disposal	—	—	91,625	1,465	8,707	464,761	837
Interest income from impaired loans	—	—	—	—	—	44,814	—
Others	—	—	—	(27,519)	4,793	34,950	(1,002)

Ending balance	(123,297)	(115,030)	(158,167)	(1,323,126)	(962,991)	(1,064,213)	(7,295)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(7)	Changes in the gross carrying amount of loans are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147
Transfer to 12-month expected credit losses	4,548,877	(4,532,512)	(16,365)	2,780,117	(2,768,089)	(12,028)	—
Transfer to lifetime expected credit losses	(6,379,394)	6,407,932	(28,538)	(4,527,298)	4,552,830	(25,532)	—
Transfer to credit-impaired financial assets	(304,313)	(255,404)	559,717	(1,038,594)	(669,202)	1,707,796	—
Charge-off	—	—	(277,324)	—	—	(899,536)	—
Disposal	(149)	(3,986)	(285,675)	(199)	(11,067)	(974,939)	(7,002)
Net increase(decrease)	7,451,142	(1,505,776)	184,053	2,706,477	(2,632,204)	329,175	(2,495)
Business combination-related changes	700,146	130,549	14,436	5,761,606	265,660	100,959	—

Ending balance	147,019,855	15,304,705	932,172	211,707,132	10,163,569	1,717,711	1,137,650

	For the year ended December 31, 2025
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147
Transfer to 12-month expected credit losses	428,406	(427,845)	(561)	7,757,400	(7,728,446)	(28,954)	—
Transfer to lifetime expected credit losses	(550,026)	551,422	(1,396)	(11,456,718)	11,512,184	(55,466)	—
Transfer to credit-impaired financial assets	(89,144)	(25,223)	114,367	(1,432,051)	(949,829)	2,381,880	—
Charge-off	—	—	(386,448)	—	—	(1,563,308)	—
Disposal	—	—	(126,253)	(348)	(15,053)	(1,386,867)	(7,002)
Net increase(decrease)	1,559,511	(834)	435,535	11,717,130	(4,138,814)	948,763	(2,495)
Business combination-related changes	—	—	—	6,461,752	396,209	115,395	—

Ending balance	12,520,632	1,133,638	315,217	371,247,619	26,601,912	2,965,100	1,137,650

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2024
	Consumers			Corporates
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	132,812,981	14,714,396	642,086	188,612,028	10,621,387	856,844	768,487
Transfer to 12-month expected credit losses	4,575,673	(4,560,653)	(15,020)	2,276,379	(2,273,396)	(2,983)	—
Transfer to lifetime expected credit losses	(6,411,510)	6,439,154	(27,644)	(5,689,553)	5,698,302	(8,749)	—
Transfer to credit-impaired financial assets	(301,556)	(236,753)	538,309	(904,171)	(752,177)	1,656,348	—
Charge-off	—	—	(262,651)	—	—	(329,506)	(622)
Disposal	(43,168)	(45,410)	(329,255)	(134)	(72,244)	(951,160)	(351,530)
Net increase(decrease)	10,371,126	(1,246,832)	236,043	21,730,474	(1,796,231)	271,022	730,812

Ending balance	141,003,546	15,063,902	781,868	206,025,023	11,425,641	1,491,816	1,147,147

	For the year ended December 31, 2024
	Credit card accounts			Total
	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Credit impairment model
Beginning balance	11,287,068	983,611	253,351	332,712,077	26,319,394	1,752,281	768,487
Transfer to 12-month expected credit losses	336,985	(336,651)	(334)	7,189,037	(7,170,700)	(18,337)	—
Transfer to lifetime expected credit losses	(539,512)	540,471	(959)	(12,640,575)	12,677,927	(37,352)	—
Transfer to credit-impaired financial assets	(57,937)	(21,408)	79,345	(1,263,664)	(1,010,338)	2,274,002	—
Charge-off	—	—	(290,321)	—	—	(882,478)	(622)
Disposal	—	—	(147,812)	(43,302)	(117,654)	(1,428,227)	(351,530)
Net increase(decrease)	145,281	(129,905)	386,703	32,246,881	(3,172,968)	893,768	730,812

Ending balance	11,171,885	1,036,118	279,973	358,200,454	27,525,661	2,553,657	1,147,147

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(8)	Details of other financial assets are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Cash Management Account asset (CMA asset)	115,000	120,000
Receivables	7,543,495	6,411,884
Accrued income	2,277,963	1,779,310
Telex and telephone subscription rights and refundable deposits	805,980	778,986
Domestic exchange settlement debit	273,249	441,992
Other assets	437,085	452,760
Allowance for credit losses	(337,663)	(213,014)

Total	11,115,109	9,771,918

(9)	Changes in the allowances for credit losses on other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(20,934)	(22,020)	(170,060)	(213,014)
Transfer to 12-month expected credit losses	(918)	745	173	—
Transfer to lifetime expected credit losses	232	(272)	40	—
Transfer to credit-impaired financial assets	328	1,877	(2,205)	—
Provision of loss allowance	(6,941)	6,090	(140,939)	(141,790)
Charge-off	—	—	32,557	32,557
Disposal	—	—	1,343	1,343
Others	1,220	(63)	215	1,372
Business combination-related changes	(242)	(13)	(17,876)	(18,131)

Ending balance	(27,255)	(13,656)	(296,752)	(337,663)

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	(9,019)	(17,062)	(130,199)	(156,280)
Transfer to 12-month expected credit losses	(557)	493	64	—
Transfer to lifetime expected credit losses	372	(429)	57	—
Transfer to credit-impaired financial assets	1,202	5,355	(6,557)	—
Provision of loss allowance	(7,662)	(10,372)	(31,336)	(49,370)
Charge-off	1,224	—	5,275	6,499
Disposal	—	4	2,538	2,542
Others	(6,494)	(9)	(9,902)	(16,405)

Ending balance	(20,934)	(22,020)	(170,060)	(213,014)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(10)	Changes in the gross carrying amount of other financial assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	9,435,449	99,254	450,229	9,984,932
Transfer to 12-month expected credit losses	17,359	(17,181)	(178)	—
Transfer to lifetime expected credit losses	(24,982)	25,043	(61)	—
Transfer to credit-impaired financial assets	(8,048)	(10,864)	18,912	—
Charge-off	—	—	(32,557)	(32,557)
Disposal	—	—	(1,493)	(1,493)
Net increase (decrease)	850,003	(18,324)	142,106	973,785
Changes due to business combinations	505,221	420	22,464	528,105

Ending balance	10,775,002	78,348	599,422	11,452,772

	For the year ended December 31, 2024
	Stage 1	Stage 2	Stage 3	Total
Beginning balance	12,510,625	111,898	154,153	12,776,676
Transfer to 12-month expected credit losses	22,084	(19,273)	(2,811)	—
Transfer to lifetime expected credit losses	(38,819)	38,881	(62)	—
Transfer to credit-impaired financial assets	(12,265)	(15,695)	27,960	—
Charge-off	(1,224)	—	(5,275)	(6,499)
Disposal	—	(7)	(3,034)	(3,041)
Net increase (decrease)	(3,048,051)	(16,550)	279,298	(2,785,303)
Changes due to business combinations	3,099	—	—	3,099

Ending balance	9,435,449	99,254	450,229	9,984,932

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

12.	FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

(1)	The fair value hierarchy

The fair value hierarchy for financial instruments is determined by the amount of observable market data. The specific financial instruments characteristics and market condition such as the existence of the transactions among market participants and transparency are reflected to the market observable inputs. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities. The Group maximizes the use of observable inputs and minimizes the use of unobservable inputs when measuring fair value of its financial assets and financial liabilities. Fair value is measured based on the perspective of a market participant. As such, even when market assumptions are not readily available, the Group’s own assumptions reflect those that market participants would use for measuring the assets or liabilities at the measurement date.

The fair value measurement is described in one of the following three levels used to classify fair value measurements:

•

Level 1 - fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities. The types of financial assets or liabilities generally included in Level 1 are publicly traded equity securities, derivatives, and debt securities issued by governmental bodies.

•

Level 2 - fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. prices) or indirectly (i.e. derived from prices). The types of financial assets or liabilities generally included in Level 2 are debt securities not traded in active markets and derivatives traded in OTC but not required significant judgment.

•

Level 3 - fair value measurements are those derived from valuation technique that include inputs for the assets or liabilities that are not based on observable market data (unobservable inputs). The types of financial assets or liabilities generally included in Level 3 are non-public securities and derivatives and debt securities of which valuation techniques require significant judgments and subjectivity.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Group’s assessment of the significance of a particular input to a fair value measurement in its entirety requires judgment and consideration of inherent factors of the asset or liability.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	Fair value hierarchy of financial assets and liabilities measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	261,470	—	—	261,470
Debt securities	4,635,643	4,840,091	76,347	9,552,081
Equity securities	1,063,788	—	549,631	1,613,419
Capital contributions	—	12,186	3,073,129	3,085,315
Beneficiary certificates	1,118,879	4,112,983	7,127,621	12,359,483
Loans	—	901,831	224,615	1,126,446
Derivative assets	—	5,773,283	920	5,774,203
Other financial assets in foreign currency	—	1,898	83,949	85,847
Others	—	146,475	240,736	387,211

Sub-total	7,079,780	15,788,747	11,376,948	34,245,475

Financial assets at FVTOCI
Debt securities	29,820,964	52,240,432	—	82,061,396
Equity securities	363,401	—	1,064,484	1,427,885
Loans	—	—	10,241	10,241

Sub-total	30,184,365	52,240,432	1,074,725	83,499,522

Derivative assets (designated for hedging)	—	217,180	—	217,180

Total	37,264,145	68,246,359	12,451,673	117,962,177

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	263,251	—	—	263,251
Derivative liabilities	—	5,129,428	236	5,129,664
Securities sold	496,518	—	—	496,518

Sub-total	759,769	5,129,428	236	5,889,433

Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	467,501	—	467,501
Derivative liabilities (designated for hedging)	—	615,361	—	615,361

Total	759,769	6,212,290	236	6,972,295

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	Level 1 (*)	Level 2 (*)	Level 3	Total
Financial assets:
Financial assets at FVTPL
Deposits	73,951	—	—	73,951
Debt securities	4,304,048	2,489,883	7,357	6,801,288
Equity securities	22,414	—	398,899	421,313
Capital contributions	—	4,185	2,853,513	2,857,698
Beneficiary certificates	156,898	2,301,044	2,105,160	4,563,102
Loans	—	69,401	34,776	104,177
Derivative assets	—	10,093,344	1,188	10,094,532
Other financial assets in foreign currency	—	—	48,345	48,345
Others	—	—	238,266	238,266

Sub-total	4,557,311	14,957,857	5,687,504	25,202,672

Financial assets at FVTOCI
Debt securities	14,117,592	28,805,079	—	42,922,671
Equity securities	315,640	—	559,434	875,074

Sub-total	14,433,232	28,805,079	559,434	43,797,745

Derivative assets (designated for hedging)	—	175,191	—	175,191

Total	18,990,543	43,938,127	6,246,938	69,175,608

Financial liabilities:
Financial liabilities at FVTPL
Deposits due to customers	74,205	—	—	74,205
Derivative liabilities	—	9,090,696	1,402	9,092,098
Securities sold	182,478	—	—	182,478

Sub-total	256,683	9,090,696	1,402	9,348,781

Financial instruments designated to be measured at FVTPL
Deposits due to customers	—	547,816	—	547,816
Derivative liabilities (designated for hedging)	—	102,815	—	102,815

Total	256,683	9,741,327	1,402	9,999,412

(*)

There were no transfers between Level 1 and Level 2 of financial assets and liabilities measured at fair value. The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

Financial assets and liabilities at FVTPL, financial liabilities at FVTPL designated as upon initial recognition, financial assets at FVTOCI, and derivative assets and liabilities are recognized at fair value. Fair value is the amount that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Financial instruments are measured at fair value using a quoted market price in active markets. If there is no active market for a financial instrument, the Group determines the fair value using valuation methods. Valuation methods and input variables for each type of financial instrument are as follows:

1)	Valuation methods and input variables for each type of financial instrument classified into level 2 as of December 31, 2025 and 2024 are as follows:

	Valuation methods	Input variables
Debt securities	Fair value is measured by discounting the future cash flows of debt securities applying the risk-free market rate with credit spread, Monte-Carlo Simulation, and Hull-White model.

Risk-free market rate, credit spread, risk-free rate, credit spread, matrix method yield to maturity, effective credit grade, company-specific risk spread, weighted average expected maturity of MBS with consideration for prepayment, exchange rate, and stock price

Stocks, capital contributions and beneficiary certificates

Fair value is measured by using the net asset value method, DCF, FCFE (Free Cash Flow to Equity Mode), Comparable Company Analysis, Dividend Discount Model, Risk-adjusted Rate of Return Method, LSMC (Least-Squares Monte Carlo), and Hull-White model.

Values of underlying assets such as bond, risk-free market rate, market risk premium, corporate beta, discount rate based on credit rating, volatility of stock prices, and volatility of interest rates.

Derivatives	Fair value is measured by models such as option model, DCF model and, Implied Forward Rate calculation method etc.	Discount rate, volatility of underlying assets, exchange rate, OIS, KTB, and CDS rates.

Loans	The future cash flows of debt instruments are measured at a discount by applying the market interest rate applied to entities with similar creditworthiness to the debtor.	Risk-free market rate and credit spread

Deposits due to customers	Fair value is measured by Hull-White model.	Swaption Volume etc.

2)	Valuation methods and input variables for each type of financial instrument classified into level 3 as of December 31, 2025 and 2024 are as follows:

	Valuation methods	Input variables
Loans

Fair value is measured by using the DCF model (Discounted Cash Flow Model) and risk-adjusted discount rate method (Tsiveriotis-Fernandes), LSMC (Least-Squares Monte Carlo), BDT model, and Hull-White which are generally used in the market considering the price of underlying assets and volatility.

Price of underlying assets, volatility, discount rate, volatility of stock, risk-free market rate, credit spread, interest rate, correlation coefficient

Stocks, capital contributions and beneficiary certificates

Fair value is measured using one or more valuation methodologies—such as the Discounted Cash Flow (DCF) model, Free Cash Flow to Equity (FCFE) model, comparable company analysis, dividend discount model, risk-adjusted discount rate method, net asset value method, LSMC, binomial model, market approach, Hull-White model, or recent (most recent) transaction method—selected as appropriate in consideration of the characteristics of the valuation subject.

Risk-free market return, market risk premium, company beta, stock price, underlying asset volatility, fair value of underlying assets, price of the underlying asset, recent transaction price, discount rate based on credit rating, interest rate volatility, real estate sale price volatility, price-to-book ratio (PBR), price-to-sales ratio (PSR), net asset value, paid-in capital increase amount, issuance information by instrument, matrix-based yield to maturity (YTM), company-specific risk spread, perpetual growth rate, liquidation value change rate and interest rate.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	Valuation methods	Input variables

Debt securities	Future cash flows of the debt securities are measured by discounting them using a market interest rate applicable to companies with credit ratings similar to that of the issuer	Discount rate, perpetual growth rate, and liquidation value change rate

Derivatives	Fair value is measured by models such as option model.	Correlation coefficient, stock price, volatility of underlying assets etc.

Others

The fair value of the underlying asset, after calculating the fair value using the DCF model, etc., considering the price and volatility of the calculated underlying asset, is calculated using the binomial tree, which is commonly used valuation techniques in the market.

Stock price, volatility of underlying assets etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Valuation methods of financial assets and liabilities measured at fair value and classified into Level 3 and significant but unobservable inputs are as follows:

December 31, 2025
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	23.45%~37.48%	Variation of fair value increases as volatility increases.
Loans	DCF model and others		Discount rate	0.70%~5.26%	Fair value increases as discount rate decreases.
Derivatives	Option valuation model and others	Equity related	Stock prices, Volatility of underlying asset	22.55%	Variation of fair value increases as volatility and stock price increases.
			Discount rate	16.88%	Fair value increases as discount rate decreases.
			Liquidation value	0.00%	Fair value increases as liquidation value increases.
Stocks, capital contributions, and beneficiary certificates	Binomial Tree		Volatility of stock	20.19%~31.51%	Fair value increases as volatility of stock increases
			Stock prices, Volatility of underlying asset	14.91%~34.34%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	2.77%~19.05%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~12.41%	Fair value increases as liquidation value increases.
			Interest rate	2.38%~3.42%	Fair value increases as interest rate decreases.
	LMSC(Hull-White)		Volatility	0.56%	Variation of fair value increases as volatility increases.
			Discount rate	3.83% ~ 6.10%	Fair value increases as discount rate decreases.
	Market Value Approach		Stock volatility	27.86%~31.51%	Variation of fair value increases as stock volatility increases.
Others	Binomial Tree and others		Stock prices, Volatility of underlying asset	14.91%~42.44%	Variation of fair value increases as volatility of underlying asset and stock price increases.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

December 31, 2024
	Fair value measurement technique	Type	Significant unobservable inputs	Range	Impact of changes in significant unobservable inputs on fair value measurement
Debt securities	LSMC(Hull-White)		Volatility	28.09%~88.35%	Variation of fair value increases as volatility increases.
Loans	DCF model		Discount rate	4.17%~5.98%	Fair value increases as discount rate decreases.
Derivatives	Option valuation model and others	Equity related	Correlation coefficient	0.29~0.65	Variation of fair value increases as correlation coefficient increases.
			Stock prices, Volatility of underlying asset	25.71%	Variation of fair value increases as volatility and stock price increases.
			Discount rate	3.94%~19.62%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%	Fair value increases as terminal growth rate increases.
Stocks, capital contributions, and beneficiary certificates	Binomial Tree		Stock prices, Volatility of underlying asset	18.76%~36.37%	Variation of fair value increases as volatility of underlying asset and stock price increases.
	DCF model and others		Discount rate	4.76%~19.84%	Fair value increases as discount rate decreases.
			Terminal growth rate	0.00%~1.00%	Fair value increases as terminal growth rate increases.
			Liquidation value	-1.00%~1.00%	Fair value increases as liquidation value increases.
	LMSC(Hull-White)		Volatility of stock	29.30%	Variation of fair value increases as volatility increases.
			Discount rate	6.45%~15.56%	Fair value increases as discount rate decreases.
Others	Binomial Tree		Stock prices, Volatility of underlying asset	18.36%~36.90%	Variation of fair value increases as volatility of underlying asset and stock price increases.

Fair value of financial assets and liabilities classified into Level 3 is measured by the Group using its own valuation methods or using external specialists. Unobservable inputs used in the fair value measurements are produced by the internal system of the Group and the appropriateness of inputs is reviewed regularly.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(3) Changes in financial assets and liabilities measured at fair value classified into Level 3 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Beginning balance	Business combination	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	7,357	—	19,786	—	56,562	(7,358)	—	76,347
Equity securities	398,899	98,457	11,895	—	78,615	(21,274)	(16,961)	549,631
Capital contributions	2,853,513	55,160	45,937	—	467,100	(344,275)	(4,306)	3,073,129
Beneficiary certificates	2,105,160	4,844,951	50,083	—	204,980	(77,553)	—	7,127,621
Loans	34,776	205,627	2,869	—	10,302	(28,959)	—	224,615
Derivative assets	1,188	—	(1,473)	—	1,349	(144)	—	920
Other foreign currency financial assets	48,345	—	(117)	—	35,721	—	—	83,949
Others	238,267	—	9,603	—	12,095	(19,229)	—	240,736

Sub-total	5,687,505	5,204,195	138,583	—	866,724	(498,792)	(21,267)	11,376,948

Financial assets at FVTOCI
Equity securities	559,434	421,450	—	86,683	3,038	(905)	(5,216)	1,064,484
Loans	—	—	—	3	348,428	(338,190)	—	10,241

Sub-total	559,434	421,450	—	86,686	351,466	(339,095)	(5,216)	1,074,725

Total	6,246,939	5,625,645	138,583	86,686	1,218,190	(837,887)	(26,483)	12,451,673

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,402	—	—	—	236	(1,402)	—	236

Total	1,402	—	—	—	236	(1,402)	—	236

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounts to 70,463 million Won for the year ended December 31, 2025, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	Beginning balance	Net income (loss) (*1)	Other comprehensive income	Purchases/ issuances	Disposals / settlements	Transfer to or out of Level 3 (*2)	Ending balance
Financial assets:
Financial assets at FVTPL
Debt securities	4,230	727	—	5,000	(2,600)	—	7,357
Equity securities	353,279	(3,909)	—	72,230	(24,648)	1,947	398,899
Capital contributions	2,459,646	89,418	—	565,396	(254,369)	(6,578)	2,853,513
Beneficiary certificates	1,705,965	58,640	—	403,439	(62,632)	(252)	2,105,160
Loans	56,002	754	—	326,516	(348,496)	—	34,776
Derivative assets	129,138	(1,169)	—	327	(127,108)	—	1,188
Other foreign currency financial assets	42,408	5,937	—	—	—	—	48,345
Others	183,274	13,336	—	58,813	(17,157)	—	238,266

Sub-total	4,933,942	163,734	—	1,431,721	(837,010)	(4,883)	5,687,504

Financial assets at FVTOCI
Equity securities	548,164	—	10,920	2,841	(5,954)	3,463	559,434
Loans	—	—	—	202,916	(202,916)	—	—

Sub-total	548,164	—	10,920	205,757	(208,870)	3,463	559,434

Total	5,482,106	163,734	10,920	1,637,478	(1,045,880)	(1,420)	6,246,938

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities	1,994	1,115	—	—	(1,707)	—	1,402

Total	1,994	1,115	—	—	(1,707)	—	1,402

(*1)

For financial liabilities, positive numbers represent losses that increase balance and negative numbers represent gains that decrease balance. The gain amounts to 204,822 million Won for the year ended December 31, 2024, which is from financial assets and liabilities that the Group holds as at the end of the year.

(*2)	The Group recognizes transfers among levels at the end of reporting period in which events have occurred or conditions have changed.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)	Sensitivity analysis results on reasonable fluctuation of the significant unobservable input variables for the fair value of Level 3 financial instruments are as follows.

The sensitivity analysis of the financial instruments has been performed by classifying with favorable and unfavorable changes based on how changes in unobservable assumptions would have effects on the fluctuations of financial instruments’ value. When the fair value of a financial instrument is affected by more than one unobservable assumption, the table below reflects the most favorable or the most unfavorable changes which resulted from varying the assumptions individually. The sensitivity analysis was performed for two types of level 3 financial instruments: (1) interest rate-related derivatives, currency-related derivatives, equity related derivatives, beneficiary certificates and loans of which fair value changes are recognized as net income; (2) equity securities of which fair value changes are recognized as other comprehensive income.

Meanwhile, among the financial instruments that are classified as Level 3 amounting to 12,451,909 million Won and 6,248,340 million Won as of December 31, 2025 and 2024, respectively, equity instruments of 6,234,075 million Won and 5,655,401 million Won whose carrying amount is considered to represent the reasonable approximation of fair value are excluded from the sensitivity analysis.

The sensitivity on fluctuation of input variables by financial instruments as of December 31, 2025 and 2024 is as follows (Unit: Korean Won in millions):

	December 31, 2025
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1) (*4)	19	(19)	—	—
Loans (*2)	258	(265)	—	—
Debt securities (*3)	1,343	(1,360)	—	—
Equity securities (*2) (*4) (*5)	23,858	(17,454)	—	—
Beneficiary certificates (*5) (*6)	55,124	(52,986)	—	—
Others (*4)	2,731	(2,458)	—	—
Financial assets at FVTOCI
Equity securities (*5)	—	—	50,556	(44,137)

Total	83,333	(74,542)	50,556	(44,137)

(*1)

Fair value changes of equity related derivatives assets and liabilities are calculated by increasing or decreasing liquidation value or discount rate, which are major unobservable variables, by 1% each, respectively.

(*2)

Fair value changes of equity securities are calculated y increasing or decreasing the correlation between the key unobservable inputs—growth rate (0–1%) and discount rate, or liquidation value (–1–1%) and discount rate.

(*3)	Fair value changes of equity securities are calculated by increasing or decreasing stock price volatility, which is major unobservable variables, by 10%.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%p~10%p) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing discount rate (-1%p~1%p) and growth rate (-1%p~1%p) and or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of the real estate are calculated by increasing or decreasing liquidation value of real estate which is underlying assets and discount rate by 1%.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	Net income (loss)		Other comprehensive income (loss)
	Favorable	Unfavorable	Favorable	Unfavorable
Financial assets:
Financial assets at FVTPL
Derivative assets (*1)	50	(51)	—	—
Loans (*2)	155	(152)	—	—
Debt securities (*3)	469	(435)	—	—
Equity securities (*2) (*4) (*5)	19,824	(14,380)	—	—
Beneficiary certificates (*6)	706	(705)	—	—
Others (*4) (*6)	2,554	(2,402)	—	—
Financial assets at FVTOCI
Equity securities (*5)(*6)(*7)	—	—	47,087	(32,879)

Total	23,758	(18,125)	47,087	(32,879)

Financial liabilities:
Financial liabilities at FVTPL
Derivative liabilities (*1)	—	—	—	—

Total	—	—	—	—

(*1)

Fair value changes of equity-related derivatives assets and liabilities are calculated by increasing or decreasing correlation or volatility, which are major unobservable variables, by 10% each, respectively.

(*2)	Fair value changes are calculated by increasing or decreasing growth rate (0%~1%) and discount rate or liquidation value (-1%~1%), which are major unobservable variables.
(*3)	Fair value changes are calculated by increasing or decreasing stock price volatility by 10%, which are major unobservable variables.
(*4)	Fair value changes of equity securities are calculated by increasing or decreasing stock price (-10%~10%) and volatility (-10%p~10%p), which are major unobservable variables.
(*5)

Fair value changes of equity securities are calculated by increasing or decreasing growth rate (-1%p~1%p) and discount rate (-1%p~1%p) or liquidation value (-1%p~1%p), which are major unobservable variables.

(*6)

Even if the sensitivity analysis of the capital contributions and beneficiary certificates among equity securities is not possible in practice, fair value changes of beneficiary certificates and other securities whose major unobservable variables are composed of real estate are calculated by increasing or decreasing price fluctuation rate of real estate which are underlying assets and discount rate by 1%p.

(*7)	Fair value changes of equity securities are calculated by increasing or decreasing correlation between growth rate and discount rate, which are unobservable variables.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(5)	Fair value and carrying amount of financial assets and liabilities that are recorded at amortized cost are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	6,900,333	11,750,572	—	18,650,905	18,707,459
Loans and other financial assets at amortized cost	—	9,214,407	405,939,832	415,154,239	412,495,783
Financial liabilities:
Deposits due to customers	—	376,725,914	—	376,725,914	376,580,845
Borrowings	—	33,953,026	184,609	34,137,635	34,183,267
Debentures	—	54,302,059	1,256,084	55,558,143	55,583,392
Investment contract liabilities	—	—	3,433,611	3,433,611	3,433,611
Other financial liabilities (*)	—	36,473,258	932,195	37,405,453	37,576,486

(*)	Lease liabilities are excluded as of December 31, 2025.

	December 31, 2024
	Fair value				Carrying amount
	Level 1	Level 2	Level 3	Total
Financial assets:
Securities at amortized cost	3,242,384	15,894,576	9,991	19,146,951	19,203,177
Loans and other financial assets at amortized cost	—	7,149,151	393,995,021	401,144,172	398,471,816
Financial liabilities:
Deposits due to customers	—	367,128,451	—	367,128,451	366,821,156
Borrowings	—	29,622,705	432,561	30,055,266	30,117,031
Debentures	—	48,273,103	—	48,273,103	48,207,103
Other financial liabilities (*)	—	30,201,229	809,007	31,010,236	31,786,960

(*)	Lease liabilities are excluded as of December 31, 2024.

The fair values of financial instruments are measured using quoted market price in active markets. In case there is no active market for financial instruments, the Group determines fair value by using valuation methods. Valuation methods and input variables for financial assets and liabilities that are measured at amortized cost are given as follows:

	Valuation methods	Input variables
Securities at amortized cost	The fair value is measured by discounting the projected cash flows of debt securities by applying risk-free market rate with credit spread.	Risk-free market rate and credit spread

Loans and other financial assets at amortized cost

The fair value is measured by discounting the projected cash flows of loan products by applying the market discount rate that has been applied to a proxy company that has similar credit rating to the debtor.

Risk-free market rate, credit spread and prepayment rate

Deposits due to customers, borrowings, debentures and other financial liabilities

The fair value is measured by discounting the projected cash flow of debt products by applying the market discount rate that is reflecting credit rating of the Group or the market discount rate used for similar in products.

Risk-free market rate, credit spread and forward rate

Investment contract liabilities	Since it is difficult to derive reliable expected cash flows, the book value of the reserves calculated in accordance with the Insurance Business Act and the Insurance Supervisory Regulations was used as a proxy for fair value.	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(6)	Deferred day 1 profits or losses

Changes in deferred day 1 profits or losses are as follows (Unit: Korean Won in millions):

	For the year ended December 31
	2025	2024
Beginning balance	28	7,848
Amounts recognized in losses	(28)	(7,820)

Ending balance	—	28

In case some variables to measure fair values of financial instruments are not observable in the market, valuation techniques are utilized to evaluate such financial instruments. Those financial instruments are recorded as the transaction price at the time of acquisition, even though there are difference noted between the transaction price and the fair value. The table above presents the difference yet to be realized as profit or losses as of December 31, 2025 and 2024.

(7)	Financial instruments by category

Carrying amounts of financial assets and liabilities by each category are as follows (Unit: Korean Won in millions):

	December 31, 2025
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	261,470	—	2,674,644	—	2,936,114
Securities	26,997,640	83,489,281	18,707,459	—	129,194,380
Loans	1,126,446	10,241	398,706,030	—	399,842,717
Derivative assets	5,774,203	—	—	217,180	5,991,383
Other financial assets	85,716	—	11,115,109	—	11,200,825

Total	34,245,475	83,499,522	431,203,242	217,180	549,165,419

	December 31, 2025
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	263,251	467,501	376,580,845	—	377,311,597
Borrowings	496,518	—	34,183,267	—	34,679,785
Debentures	—	—	55,583,392	—	55,583,392
Investment contract liabilities	—	—	3,433,611	—	3,433,611
Derivative liabilities	5,129,664	—	—	615,361	5,745,025
Other financial liabilities (*)	—	—	37,576,486	—	37,576,486

Total	5,889,433	467,501	507,357,601	615,361	514,329,896

(*)	Lease liabilities are excluded as of December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
Financial assets	Financial assets at FVTPL	Financial assets at FVTOCI	Financial assets at amortized cost	Derivatives assets (designated for hedging)	Total
Deposits	73,951	—	2,630,604	—	2,704,555
Securities	14,879,996	43,797,745	19,203,177	—	77,880,918
Loans	104,177	—	386,069,294	—	386,173,471
Derivative assets	10,094,532	—	—	175,191	10,269,723
Other financial assets	50,016	—	9,771,918	—	9,821,934

Total	25,202,672	43,797,745	417,674,993	175,191	486,850,601

	December 31, 2024
Financial liabilities	Financial liabilities at FVTPL	Financial liabilities designated to be measured at FVTPL	Financial liabilities at amortized cost	Derivatives liabilities (designated for hedging)	Total
Deposits due to customers	74,205	547,816	366,821,156	—	367,443,177
Borrowings	182,478	—	30,117,031	—	30,299,509
Debentures	—	—	48,207,103	—	48,207,103
Derivative liabilities	9,092,098	—	—	102,815	9,194,913
Other financial liabilities (*)	—	—	31,786,960	—	31,786,960

Total	9,348,781	547,816	476,932,250	102,815	486,931,662

(*)	Lease liabilities are excluded as of December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(8)	Income or expense from financial instruments by category

Income or expense from financial assets and liabilities by each category during the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	303,458	(480)	—	723,045	455,021	1,481,044
Financial instruments designated to be measured at FVTPL (*)	—	—	—	2,894	—	2,894
Financial assets at FVTOCI	1,866,114	280	(10,190)	130,620	29,444	2,016,268
Securities at amortized cost	539,933	—	(330)	—	—	539,603
Loans and other financial assets at amortized cost	18,470,052	44,386	(2,087,384)	107,667	—	16,534,721
Financial liabilities at amortized cost	(11,382,195)	1	—	—	—	(11,382,194)
Net derivatives (designated for hedging)	—	—	—	(449,507)	—	(449,507)

Total	9,797,362	44,187	(2,097,904)	514,719	484,465	8,742,829

(*)	The amounts recognized in other comprehensive loss related to financial liabilities designated to be measured at FVTPL are 74 million Won during the year ended December 31, 2025.

	For the year ended December 31, 2024
	Interest income (expense)	Fees and commissions income (expense)	Reversal (provision) of credit loss	Gain or loss on transactions and valuation	Dividends, etc.	Total
Financial instruments at FVTPL	236,793	1,174	—	1,512,430	291,123	2,041,520
Financial instruments designated to be measured at FVTPL (*)	—	—	—	(19,647)	—	(19,647)
Financial assets at FVTOCI	1,281,642	951	(8,868)	96,620	19,198	1,389,543
Securities at amortized cost	643,056	—	3,287	—	—	646,343
Loans and other financial assets at amortized cost	19,851,850	566,911	(1,715,074)	286,885	—	18,990,572
Financial liabilities at amortized cost	(13,108,310)	56	—	—	—	(13,108,254)
Net derivatives (designated for hedging)	—	—	—	128,646	—	128,646

Total	8,905,031	569,092	(1,720,655)	2,004,934	310,321	10,068,723

(*)	The amounts recognized in other comprehensive gain related to financial liabilities designated to be measured at FVTPL are 1,831 million Won during the year ended December 31, 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

13.	DERECOGNITION AND OFFSET OF FINANCIAL INSTRUMENTS

(1)	Derecognition of financial instruments

Transferred financial assets that do not meet the condition of derecognition in their entirety.

1)	Bonds sold under repurchase agreements

The financial instruments that were disposed but the Group agreed to repurchase at the fixed amounts at the same time, so that they did not meet the conditions of derecognition, are as follows (Unit: Korean Won in millions):

		December 31, 2025	December 31, 2024
Assets transferred	Financial assets at FVTPL	1,935,048	1,271,304
	Financial assets at FVTOCI	5,053,180	248,394
	Securities at amortized cost	12,145	41,442

	Total	7,000,373	1,561,140

Related liabilities	Bonds sold under repurchase agreements	6,678,468	1,530,767

2)	Securities loaned

When the Group loans its securities to outside parties, the legal ownerships of the securities are transferred; however, they should be returned at the end of lending period. Therefore, the Group does not derecognize them from the consolidated financial statements as it owns majority of risks and benefits from the securities continuously, regardless of the transfer of legal ownership. The carrying amount of the securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2025	December 31, 2024	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds, etc.	—	12,361	The Korea Securities Finance Corporation
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	5,573,299	—	Korea Securities Depository and others
Financial assets at FVTOCI	Foreign currency debt securities	101,439	—	Nomura Financial Investment (Korea) Co., Ltd

3)	Liquidity of financial assets

As of December 31, 2025 and 2024, the consolidated structured companies issued asset-backed securities with loans and corporate bonds held by the Group as liquid assets, and the Group bear related risks through the purchase agreements or credit contributions. The transaction details of the transfer of the financial instrument are as follows:

		December 31, 2025	December 31, 2024
		Carrying amount (*)	Carrying amount (*)
Assets transferred	Loans at amortized cost	4,194,597	5,205,022
	Asset-backed borrowings	2,187,733	2,153,730
Related liabilities	Asset-backed bonds	1,212,423	1,830,672

(*)	The carrying amount is the amount before the allowance for bad debts.

On the other hand, the details of transferred financial assets that have not been removed, such as bonds sold under the repurchase agreement and loan securities, are also described in Note 19. The Group does not have financial instruments that are continuously involved.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	The offset of financial assets and liabilities

The Group possesses both the uncollected domestic exchange receivables and the unpaid domestic exchange payable, which satisfy offsetting criteria of K-IFRS 1032. Therefore, the total number of uncollected domestic exchange receivables has been offset with a part of unpaid domestic exchange payables, and they have been disclosed in loans at amortized cost and other financial assets and other financial liabilities of the Group’s statements of financial position, respectively.

The Group possesses the derivative assets, derivative liabilities, receivable spot exchange and payable spot exchange that do not satisfy the offsetting criteria of K-IFRS 1032 but provide the Group under the circumstances of the trading party’s default, insolvency or bankruptcy, with the right of offsetting. Items such as cash collateral cannot satisfy the offsetting criteria of K-IFRS 1032, but in accordance with the collateral arrangements and under the circumstances of the trading party’s default, insolvency or bankruptcy, the net amount of derivative assets and derivative liabilities, receivable spot exchange and payable spot exchange can be offset.

The Group has entered into a sale and repurchase agreement and accounted it as a collateralized borrowing. The Group has also entered into a purchase and resale agreement and accounted it as a secured loan. The Group under the repurchase agreements has an offsetting right only upon the counterparty’s default, insolvency or bankruptcy; thus, the repurchase agreements are applied by the TBMA/ISMA Global Master Repurchase Agreement, which does not satisfy the offsetting criteria of K-IFRS 1032. The Group disclosed bonds sold under repurchase agreements as borrowings and bonds purchased under resale agreements as loan at amortized cost and other financial assets. In securities lending transactions, offsetting agreements are similarly executed through analogous arrangements, and the amounts of borrowed securities presented in the consolidated financial statements as of December 31, 2025 and 2024, are 426,221 million Won and 182,478 million Won, respectively. These amounts may be offset against bonds provided as collateral.

As of December 31, 2025 and 2024, the financial instruments to be offset and may be covered by master netting agreements and similar agreements are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not setoff in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	6,145,354	—	6,145,354	10,260,476	67,406	2,128,320
Receivable spot exchange (*2)	6,310,848	—	6,310,848
Bonds purchased under resale agreements (*2)	13,886,494	—	13,886,494	13,886,494	—	—
Uncollected domestic exchange settlement debits (*2) (*5)	37,879,669	37,606,420	273,249	—	—	273,249
Receivables (*6)	12,938	12,938	—	—	—	—

Total	64,235,303	37,619,358	26,615,945	24,146,970	67,406	2,401,569

Financial liabilities:
Derivative liabilities (*1)	5,806,793	—	5,806,793	10,169,723	406,310	1,545,214
Payable spot exchange (*3)	6,314,454	—	6,314,454
Bonds sold under repurchase agreements (*4)	6,678,468	—	6,678,468	6,678,468	—	—
Unpaid domestic exchange settlement credits (*3) (*5)	49,356,200	37,606,420	11,749,780	—	—	11,749,780
Securities sold (*7)	426,221	—	426,221	426,221	—	—
Accounts payable (*6)	60,443	12,938	47,505	—	—	47,505

Total	68,642,579	37,619,358	31,023,221	17,274,412	406,310	13,342,499

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.
(*6)

Although receivables and payables arising from transactions with exchanges, customers, and other financial institutions were initially recognized on a gross basis, receivables and payables related to exchanges and CCP (Central Counterparty) that arise from transactions involving the same type of instruments meet the offsetting criteria under K-IFRS. Accordingly, such receivables and payables are offset and presented on a net basis in the statement of financial position.

(*7)	The items are included in financial liabilities at FVTPL.

	December 31, 2024
	Gross amounts of recognized financial assets	Gross amounts of recognized financial assets setoff	Net amounts of consolidated financial assets presented	Related amounts not set off in the consolidated statement of financial position		Net amounts
				Netting agreements and others	Cash collateral received and others
Financial assets:
Derivative assets (*1)	10,333,766	—	10,333,766	12,149,475	235,654	3,533,764
Receivable spot exchange (*2)	5,585,127	—	5,585,127
Bonds purchased under resale agreements (*2)	10,098,618	—	10,098,618	10,098,618	—	—
Uncollected domestic exchange settlement debits (*2) (*5)	33,375,126	32,933,133	441,993	—	—	441,993

Total	59,392,637	32,933,133	26,459,504	22,248,093	235,654	3,975,757

Financial liabilities:
Derivative liabilities (*1)	9,256,251	—	9,256,251	11,899,555	533,052	2,408,916
Payable spot exchange (*3)	5,585,272	—	5,585,272
Bonds sold under repurchase agreements (*4)	1,530,767	—	1,530,767	1,530,767	—	—
Unpaid domestic exchange settlement credits (*3) (*5)	40,525,606	32,933,133	7,592,473	7,590,328	—	2,145

Total	56,897,896	32,933,133	23,964,763	21,020,650	533,052	2,411,061

(*1)	The items include derivative assets and liabilities held for trading and designated for hedging.
(*2)	The items are included in loan at amortized cost and other financial assets.
(*3)	The items are included in other financial liabilities.
(*4)	The items are included in borrowings.
(*5)	Certain financial assets and liabilities are presented as net amounts.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

14.	INVESTMENTS IN JOINT VENTURES AND ASSOCIATES

(1)	Investments in associates accounted for using the equity method of accounting are as follows:

		Percentage of ownership(%)
Joint ventures and associates	Main business	December 31, 2025	December 31, 2024	Location	Financial statements as of
Woori Bank
W Service Networks Co., Ltd. (*1) (*4)	Freight & staffing services	4.9	4.9	Korea	2025-11-30
Korea Credit Bureau Co., Ltd. (*2)	Credit information	9.9	9.9	Korea	2025-12-31
Korea Finance Security Co., Ltd. (*2) (*4)	Security service	15.0	15.0	Korea	2025-11-30
Wongwang Co., Ltd. (*3)	Wholesale and real estate	29.0	29.0	Korea	—
Sejin Construction Co., Ltd. (*3)	Construction	29.6	29.6	Korea	—
ARES-TECH Co., Ltd. (*3)	Electronic component manufacturing	23.4	23.4	Korea	—
Beomgyo.,Ltd. (*3)	Telecommunication equipment retail sales	23.1	23.1	Korea	—
NK Eng Co., Ltd. (*7)	Manufacturing	—	23.1	Korea	—
K BANK Co., Ltd. (*2) (*4)	Finance	12.0	12.0	Korea	2025-11-30
Partner One Value Up I Private Equity Fund	Other financial services	23.3	23.3	Korea	2025-12-31
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership (*3)	Other financial services	20.0	20.0	Korea	2025-12-31
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	Other financial services	25.0	25.0	Korea	2025-12-31
LOTTE CARD Co., Ltd. (*4)	Credit card and installment financing	20.0	20.0	Korea	2025-09-30
Union Technology Finance Investment Association	Other financial services	29.7	29.7	Korea	2025-12-31
Orient Shipyard Co., Ltd. (*3) (*4)	Manufacture of sections for ships	22.7	22.7	Korea	2025-09-30
Win Mortgage Co.,Ltd. (*1) (*4)	Other financial services	4.5	4.5	Korea	2025-09-30
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	Other financial services	100.0	100.0	Korea	2025-12-31
BTS 2nd Private Equity Fund	Other financial services	20.0	20.0	Korea	2025-12-31
STASSETS FUND III	Other financial services	28.3	28.3	Korea	2025-12-31
SF CREDIT PARTNERS, LLC(*2)	Other financial services	10.0	10.0	United States	2025-12-31
Dongwoo C & C Co., Ltd. (*3)	Construction	23.2	23.2	Korea	—
G2 Collection Co., Ltd. (*3)	Wholesale and retail sales	28.9	28.9	Korea	—
Woori Bank (*5)
Japanese Hotel Real Estate Private Equity Fund No.2	Other financial services	19.9	19.9	Korea	2025-12-31
Woori Seoul Beltway Private Special Asset Fund No.1	Trust and collective investment	25.0	25.0	Korea	2025-12-31
Woori Smart General Private Equity Investment Trust 1(bond)	Collective investment business	28.6	28.6	Korea	2025-12-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Joint ventures and associates	Main business	December 31, 2025	December 31, 2024	Location	Financial statements as of
Woori Asset Global Partnership Fund No. 5	Collective investment business	57.7	57.7	Korea	2025-12-31
Woori General Private Securities Investment Trust No. 5 (bond)	Collective investment business	28.6	28.6	Korea	2025-12-31
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	Collective investment business	8.7	9.1	Korea	2025-12-31
Woori General Private Securities Investment Trust No. 6 (bond)	Collective investment business	28.6	28.6	Korea	2025-12-31
Woori General Private Securities Investment Trust No. 7 (bond) (*7)	Collective investment business	—	28.6	Korea	—
Woori General Private Securities Investment Trust No. 8 (bond) (*11)	Collective investment business	28.6	—	Korea	2025-12-31
Woori Smart General Private Equity Investment Trust No.1(bond)	Collective investment business	28.4	28.4	Korea	2025-12-31
Woori Future Energy Private Special Asset Investment Trust(General) No.1	Collective investment business	16.0	16.0	Korea	2025-12-31
Woori Financial Capital Co., Ltd.
WOORI TAERIM 1st Fund	Other financial services	25.6	25.6	Korea	2025-12-31
Portone-Cape Fund No.1 (*7)	Other financial services	—	20.0	Korea	—
Darwin Green Packaging Private Equity Fund	Other financial services	20.4	20.4	Korea	2025-12-31
Koreawide partners 2nd Private Equity Fund	Other financial services	26.7	26.7	Korea	2025-12-31
Woori Investment Securities Co., Ltd.
Lux-Mason Innovation Technology Fund#2 (*11)	Other financial services	23.1	—	Korea	2025-12-31
AIP NMC Venture Fund No.1 (*11)	Other financial services	26.8	—	Korea	2025-12-31
Woori Investment Securities Co., Ltd. (*5)
Woori FirstValue Private Real Estate Fund No.2	Real estate business	12.0	12.0	Korea	2025-12-31
Tongyang Life Insurance Co., Ltd. (*5)
Woori Global Secondary Private Placement Investment Trust No. 2 (*11)	Collective investment business	12.0	—	Korea	2025-12-31
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond) (*11)	Collective investment business	0.7	—	Korea	2025-12-31
ABL Life Insurance Co., Ltd. (*5)
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1 (*11)	Collective investment business	25.0	—	Korea	2025-12-31
Woori PGIF4 General Type Private Special Asset Investment Trust No.1 (*11)	Collective investment business	20.0	—	Korea	2025-12-31
Woori Asset Management Co. Ltd.
Woori Together TDF 2050 (*7) (*11)	Collective investment business	—	—	Korea	—
Woori Together TDF 2045 (*7) (*11)	Collective investment business	—	—	Korea	—
Woori USD Treasury Target Return Bond FoF (*7)	Collective investment business	—	23.9	Korea	—
Woori Private Equity Asset Management Co., Ltd.
Australia Green Energy 1st PEF(*10)	Other financial services	4.0	4.0	Korea	2025-12-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership(%)
Joint ventures and associates	Main business	December 31, 2025	December 31, 2024	Location	Financial statements as of
Aarden Woori Apparel 1st Private Equity Fund (*10)	Other financial services	0.5	0.5	Korea	2025-12-31
Woori Dyno 1st Private Equity Fund (*10)	Other financial services	19.6	19.6	Korea	2025-12-31
NH Woori Dino Co-Investment NO.2 Private Equity Fund (*10)	Other financial services	4.8	5.1	Korea	2025-12-31
Woori Financial F&I Co., Ltd.
KCLAVIS NPL Investment Trust NO 1-2	Collective investment business	35.9	35.9	Korea	2025-12-31
Capstone Special Restructuring Private Investment Trust No.4 (*11)	Collective investment business	46.2	—	Korea	2025-12-31
Woori Venture Partners Co., Ltd.
KTB-KORUS FUND (*8)	Asset Management	37.5	37.5	Korea	2025-12-31
KTBN Venture Fund No.8 (*8) (*9)	Asset Management	21.7	21.7	Korea	2025-12-31
KTBN Digital Contents Korea Fund No.9 (*8) (*9)	Asset Management	30.0	30.0	Korea	2025-12-31
KTBN Media Contents Fund (*8) (*9) (*10)	Asset Management	15.0	15.0	Korea	2025-12-31
KTB China Synergy Fund (*8) (*9) (*10)	Asset Management	15.1	15.1	Korea	2025-12-31
NAVER-KTB Audio Contents Fund (*7)(*10)	Asset Management	—	1.0	Korea	—
KTBN Venture Fund No.13 (*8) (*9) (*10)	Asset Management	19.6	19.6	Korea	2025-12-31
KTBN Future Contents Fund (*9) (*10)	Asset Management	13.3	13.3	Korea	2025-12-31
KTBN Venture Fund No.16 (*10)	Asset Management	10.3	10.3	Korea	2025-12-31
KTBN Venture Fund No.18 (*10)	Asset Management	10.1	10.1	Korea	2025-12-31
KB-KTB Technology Venture Fund (*10)	Asset Management	18.2	18.2	Korea	2025-12-31
Woori 2022 Scaleup Venture Fund	Asset Management	20.0	20.0	Korea	2025-12-31
Woori 2022 Start-up Venture Fund	Asset Management	30.1	30.1	Korea	2025-12-31
Woori 2025 Secondary Fund (*11)	Asset Management	20.0	—	Korea	2025-12-31
4KTBN GI Private Equity Fund (*7)	Asset Management	—	5.0	Korea	—
Chirochem	Medical material Manufacturing	28.6	28.6	Korea	2025-12-31
Japanese Hotel Real Estate Private Equity Fund 1
Godo Kaisha Oceanos 1 (*4)(*8)	Other financial services	47.8	47.8	Japan	2025-10-31
Woori ESG Infrastructure Development General Type Private Investment Trust No.1
Ulsan Yeocheon Development Co., Ltd. (*11)	Sewage and wastewater management	50.0	—	Korea	2025-12-31
Woori bank and Woori card Co., Ltd. (*5)
SJCO Co., Ltd. (*3)	Aggregate transportation and wholesale	29.8	29.8	Korea	—
KG Fashion Co., Ltd. (*3)(*4)	Manufacturing	20.8	20.8	Korea	2025-11-30
Kyesan Engineering Co., Ltd. (*3)	Construction	23.3	23.3	Korea	—
Good Software Lap Co., Ltd. (*3)	Service	29.4	29.4	Korea	—
DAEA SNC Co., Ltd. (*3)	Wholesale and retail sales	25.5	25.5	Korea	—
PREXCO Co., Ltd. (*3)	Manufacturing	28.1	28.1	Korea	—
JiWon Plating Co., Ltd. (*3)	Plating	20.8	20.8	Korea	—
Youngdong Sea Food Co., Ltd. (*3)	Processed sea food manufacturing	24.5	24.5	Korea	—
KUM HWA Co., Ltd. (*3)	Telecommunication equipment retail sales	20.1	20.1	Korea	2025-12-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		Percentage of ownership(%)
Joint ventures and associates	Main business	December 31, 2025	December 31, 2024	Location	Financial statements as of
Jinmyung Plus Co., Ltd. (*3)(*4)	Manufacturing	21.3	21.3	Korea	2025-09-30
Rea Company (*3)	Manufacturing	26.1	26.1	Korea	—
ARAM CMC Co.,Ltd. (*3)	Manufacturing	20.1	20.1	Korea	—
MARKET&FARM CO.,LTD. (*3)	Wholesale and commodity brokerage	23.7	23.7	Korea	2025-12-31
SAMJI TEXTILE CO.,LTD. (*3)	Wholesale and commodity brokerage	29.8	29.8	Korea	—
TH International Co., LTD (*3)(*11)	Cosmetics wholesale and general travel services	21.5	—	Korea	—
Woori bank and Woori Financial Capital Co., Ltd. (*5)
JC Assurance No.2 Private Equity Fund(*8)	Other financial services	23.4	23.4	Korea	2025-12-31
HMS-Oriens 1st Fund (*7)	Other financial services	—	22.8	Korea	—
Woori Senior Loan Private Placement Investment Trust No.1 (*7)	Collective investment business	—	21.7	Korea	—
Genesis Eco No.1 Private Equity Fund	Other financial services	29.0	29.0	Korea	2025-12-31
Paratus Woori Material Component Equipment joint venture company	Other financial services	29.9	29.9	Korea	2025-12-31
Midas No. 8 Private Equity Joint Venture Company	Other financial services	28.5	28.5	Korea	2025-12-31
Orchestra Private Equity Fund IV	Other financial services	28.2	28.2	Korea	2025-12-31
Synaptic Green No.1 PEF	Other financial services	21.1	21.1	Korea	2025-12-31
IGEN2022No. 1 Private Equity Fund	Other financial services	24.8	24.8	Korea	2025-12-31
PCC-Woori LP Secondary Fund	Other financial services	38.8	38.9	Korea	2025-12-31
Synaptic Future Growth Private Equity Fund 1	Other financial investment	23.8	23.8	Korea	2025-12-31
Woori bank and Tongyang Life Insurance Co., Ltd. (*5)
VOGO Fund (*3) (*11)	Other financial investment	24.0	—	Korea	—
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1 (*11)	Collective investment business	14.6	—	Korea	2025-12-31
Woori Investment Securities Co., Ltd. and Woori Financial Capital Co., Ltd. (*5)
Healthcare Investmetnt Fund (*11)	Other financial investment	28.8	—	Korea	2025-12-31
Woori Asset Management Co., Ltd. and Tongyang Life Insurance Co., Ltd. (*5)
Woorinara Short-Term Bond Securities Investment Trust (Bond) (*11)	Collective investment business	6.8	—	Korea	2025-12-31
ABL Life Insurance Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Together TDF 2025	Collective investment business	17.2	24.7	Korea	2025-12-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Joint ventures and associates	Main business	December 31, 2025	December 31, 2024	Location	Financial statements as of
Woori Together TDF 2030	Collective investment business	17.3	22.2	Korea	2025-12-31
Woori Together TDF 2035	Collective investment business	4.3	22.5	Korea	2025-12-31
Woori Together TDF 2040 (*11)	Collective investment business	20.4	—	Korea	2025-12-31
Woori Investment Securities Co., Ltd. and Woori Asset Management Co., Ltd. (*5)
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	Collective investment business	4.4	2.3	Korea	2025-12-31
Woori Bank and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Q Corporate Restructuring Private Equity Fund (*6)	Trust and collective investment	34.3	34.6	Korea	2025-12-31
Woori Eugene Energy Link Private Equity Fund (*11)	Other financial services	7.9	—	Korea	2025-12-31
Woori NH Co-Growth Private Equity FundI (*11)	Other financial services	20.0	—	Korea	2025-12-31
Woori Bank, ABL Life Insurance Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori IMM Green Net Zero Fund (*11)	Other financial services	23.6	—	Korea	2025-12-31
Woori Financial Capital Co., Ltd., Woori Private Equity Asset Management Co., Ltd. (*5)
NH Woori New deal Co-Investment No.1 Private Equity Fund	Other financial services	19.5	19.5	Korea	2025-12-31
Woori Venture Partners Co., Ltd., ABL Life Insurance Co., Ltd. and Woori Asset Management Corp. (*5)
Woori BIG SATISFACTION SHINJONG MMF 3rd	Collective investment business	6.4	2.3	Korea	2025-12-31
Woori Bank, Woori Financial Capital Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Private Equity Asset Management Co., Ltd. (*5)
Woori-Shinyoung Growth-Cap Private Equity Fund I	Other financial services	35.0	35.0	Korea	2025-12-31
NH Woori Newdeal Growth Alpha Private Equity Fund 1	Other financial services	33.0	32.9	Korea	2025-12-31
Woori Bank, Woori card Co., Ltd., Woori Investment Securities Co., Ltd. and Woori Asset Management Corp. (*5)
Woori Real Estate Investment No. 1 Limited Liability Company	Collective investment business	19.9	19.9	Korea	2025-12-31

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(*1)	Most of the significant business transactions of associates are with the Group as of December 31, 2025 and 2024.
(*2)	The Group can participate in decision-making body and exercise significant influence over financial policies and operational policies decision making of the associates.
(*3)	There is no investment balance as of December 31, 2025 and 2024.
(*4)

The equity method was applied using the most recent financial statements available from the settlement date because no financial statements were available at the end of the reporting period and the significant transactions or events that occurred between the end of the reporting period of the associate and the end of the reporting period of the subsidiary were duly reflected.

(*5)	Two or more subsidiaries may invest or operate to exert significant influence on the decision-making process for activities related to the investee.
(*6)	It was classified as an associate due to holding of voting rights according to the initial investment agreement ratio.
(*7)	It was excluded from associates in current year.
(*8)	It has been liquidating as of December 31, 2025.
(*9)

In the event of liquidation, if the distribution payments made or to be made to the cooperative members are less than their contributions, an agreement has been made whereby the shortage will be covered, up to a certain amount within the investment, giving priority to specific shareholders over others.

(*10)	The Group classified it as an associate because it has significant influence as a general partner of the investment association.

(*11)	It was added to associates in current year.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	Changes in the carrying value of investments in associates accounted for using the equity method of accounting are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition (*2)	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2025
W Service Networks Co., Ltd.	108	204	5	—	—	(5)	—	204
Korea Credit Bureau Co., Ltd.	3,313	9,001	3,443	—	—	(90)	—	12,354
Korea Finance Security Co., Ltd.	3,267	3,616	216	—	—	—	—	3,832
K BANK Co., Ltd.	224,657	262,250	11,392	—	—	—	(3,942)	269,700
Partner One Value Up I Private Equity Fund	5,039	2,123	(113)	—	—	—	—	2,010
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	2,263	(28)	—	—	(1,000)	—	1,235
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,630	4,532	—	98	—	—	—	4,630
LOTTE CARD Co., Ltd.	346,810	575,580	22,967	—	—	(7,743)	(185)	590,619
Union Technology Finance Investment Association	13,449	11,770	(2,487)	—	—	—	—	9,283
Orient Shipyard Co., Ltd. (*1)	—	—	—	—	—	—	—	—
Win Mortgage Co.,Ltd.	23	135	(25)	—	—	(9)	—	101
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,847	235	—	—	—	—	11,082
BTS 2nd Private Equity Fund	8,766	7,799	(175)	620	—	—	—	8,244
STASSETS FUND III	13,500	11,178	(239)	1,500	—	—	—	12,439
SF CREDIT PARTNERS, LLC	15,504	16,000	938	2,445	—	—	(367)	19,016
Ulsan Yeocheon Development Co., Ltd.	207	—	(6)	207	—	—	—	201
Japanese Hotel Real Estate Private Equity Fund No.2	3,127	2,805	130	—	(37)	(153)	(49)	2,696
Woori Seoul Beltway Private Special Asset Fund No.1	19,773	16,076	582	3,847	—	(576)	—	19,929
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,783	1,283	—	—	(2,541)	—	40,525
Woori Asset Global Partnership Fund No. 5	72,366	54,977	395	22,500	(1,871)	(855)	—	75,146
Woori General Private Securities Investment Trust No. 5 (bond)	60,000	60,024	(11)	—	—	—	—	60,013
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	10,000	10,493	282	—	—	(603)	—	10,172
Woori General Private Securities Investment Trust No. 6 (bond)	40,000	42,090	1,376	—	—	(2,552)	—	40,914
Woori General Private Securities Investment Trust No. 7 (bond)	—	41,116	610	—	(41,726)	—	—	—
Woori General Private Securities Investment Trust No. 8 (bond)	40,000	—	(160)	40,000	—	—	—	39,840
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	40,477	1,161	—	—	(1,935)	—	39,703
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	—	160	41	—	(201)	—	—	—
Darwin Green Packaging Private Equity Fund	4,000	3,904	(3)	—	—	—	—	3,901
Koreawide partners 2nd Private Equity Fund	20,000	19,235	(393)	—	—	—	—	18,842
Lux-Mason Innovation Technology Fund#2	1,500	—	(2)	1,500	—	—	—	1,498
AIP NMC Venture Fund No.1	2,000	—	(3)	2,000	—	—	—	1,997
Woori FirstValue Private Real Estate Fund No.2	9,000	567	(355)	—	—	—	—	212

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition (*2)	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2025
Woori Global Secondary Private Placement Investment Trust No. 2	12,031	—	(305)	12,015	(572)	(127)	—	11,011
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	30,000	—	(141)	30,786	—	—	—	30,645
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	25,393	—	1,624	29,971	(483)	(1,524)	—	29,588
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	21,251	—	1,664	23,370	—	(184)	—	24,850
Woori Together TDF 2050	—	—	(139)	—	139	—	—	—
Woori Together TDF 2045	—	—	299	—	(299)	—	—	—
Woori USD Treasury Target Return Bond FoF	—	220	1	—	(221)	—	—	—
Australia Green Energy 1st PEF	4,913	5,264	181	—	—	—	—	5,445
Aarden Woori Apparel 1st Private Equity Fund	100	95	(2)	—	—	—	—	93
Woori Dyno 1st Private Equity Fund	2,000	2,849	779	—	—	—	—	3,628
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,000	1,996	39	200	(200)	—	—	2,035
KCLAVIS NPL Investment Trust NO 1-2	15,000	15,422	1,724	—	—	—	—	17,146
Capstone Special Restructuring Private Investment Trust No.4	15,000	—	1,192	15,000	—	(1,079)	—	15,113
KTB-KORUS FUND	—	1,789	(507)	—	(337)	(188)	—	757
KTBN Venture Fund No.8	195	1,529	(500)	—	—	—	—	1,029
KTBN Digital Contents Korea Fund No.9	7,020	5,006	(2,825)	—	—	—	—	2,181
KTBN Media Contents Fund	—	154	50	—	—	—	—	204
KTB China Synergy Fund	11,775	18,949	906	—	(625)	(1,191)	—	18,039
NAVER-KTB Audio Contents Fund	—	248	—	—	(248)	—	—	—
KTBN Venture Fund No.13	400	15,659	34,790	—	(4,000)	(17,209)	—	29,240
KTBN Future Contents Fund	2,356	4,193	457	—	(1,644)	—	—	3,006
KTBN Venture Fund No.16	9,000	15,853	6,932	—	(3,200)	—	—	19,585
KTBN Venture Fund No.18	25,650	25,506	(2,652)	—	(1,425)	—	—	21,429
KB-KTB Technology Venture Fund	10,000	9,350	(893)	—	—	—	—	8,457
Woori 2022 Scaleup Venture Fund	54,824	17,809	722	33,880	—	—	—	52,411
Woori 2022 Start-up Venture Fund	13,100	12,773	(1,121)	—	—	—	—	11,652
Woori 2025 Secondary Fund	6,188	—	(30)	6,188	—	(1)	—	6,157
KTBN GI Private Equity Fund	—	5	(1)	—	—	(4)	—	—
Chirochem	250	104	57	—	—	—	—	161
Godo Kaisha Oceanos 1	—	7,347	1,685	—	(9,692)	(568)	1,228	—
KG Fashion Co., Ltd. (*1)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*1)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	9	2	—	—	—	—	11
Rea Company (*1)	—	—	—	—	—	—	—	—
MARKET&FARM CO.,LTD. (*1)	—	—	—	—	—	—	—	—
JC Assurance No.2 Private Equity Fund (*1)	29,349	—	—	—	—	—	—	—
HMS-Oriens 1st Fund	—	14,880	—	—	(14,880)	—	—	—
Woori Senior Loan Private Placement Investment Trust No.1	—	17,517	522	—	(17,591)	(448)	—	—
Genesis Eco No.1 Private Equity Fund	12,000	10,847	171	—	—	—	—	11,018
Paratus Woori Material Component Equipment joint venture company	9,335	16,714	(259)	—	(8,365)	—	—	8,090

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2025
	Acquisition cost	January 1, 2025	Share of profits(losses) and others	Acquisition (*2)	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2025
Midas No. 8 Private Equity Joint Venture Company	18,419	18,207	294	—	—	(530)	—	17,971
Orchestra Private Equity Fund IV	9,700	9,610	(22)	—	—	—	—	9,588
Synaptic Green No.1 PEF	8,000	7,499	1,548	—	—	—	—	9,047
IGEN2022No. 1 Private Equity Fund	5,297	7,972	1,891	—	(2,251)	(1,600)	—	6,012
PCC-Woori LP Secondary Fund	10,435	8,648	(510)	—	—	—	—	8,138
Synaptic Future Growth Private Equity Fund 1	7,153	7,685	10	1,819	(1,425)	—	—	8,089
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	—	—	—	—	—	—	—	—
Healthcare Investmetnt Fund	3,000	—	(59)	—	3,000	—	—	2,941
Woorinara Short-Term Bond Securities Investment Trust (Bond)	39,821	—	(2,731)	45,800	(5,591)	—	2,802	40,280
Woori Together TDF 2025	3,225	3,577	140	2,285	(2,084)	(52)	—	3,866
Woori Together TDF 2030	3,863	3,724	272	2,411	(1,303)	(46)	—	5,058
Woori Together TDF 2035	1,912	3,448	193	1,059	(2,290)	(14)	—	2,396
Woori Together TDF 2040	3,377	—	534	1,078	2,839	(14)	—	4,437
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	5,030	4,011	324	1,181	—	—	—	5,516
Woori-Q Corporate Restructuring Private Equity Fund	28,209	34,007	433	—	(1,417)	—	—	33,023
Woori Eugene Energy Link Private Equity Fund	5,500	—	199	5,500	—	—	—	5,699
Woori NH Co-Growth Private Equity Fund I	5,280	—	909	5,280	—	—	—	6,189
Woori IMM Green Net Zero Fund	9,960	—	410	9,960	—	—	—	10,370
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	5,204	(1,512)	—	—	—	—	3,692
Woori BIG SATISFACTION SHINJONG MMF 3rd	127,182	41,984	68	439,478	(351,141)	—	—	130,389
Woori-Shinyoung Growth-Cap Private Equity Fund I	10,528	29,696	13,176	—	(6,548)	—	—	36,324
NH Woori Newdeal Growth Alpha Private Equity Fund 1	60,031	55,539	(6,805)	15,518	(2,670)	(180)	—	61,402
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	33,919	1,355	—	—	—	—	35,274

	1,736,391	1,748,810	95,595	757,496	(478,359)	(43,021)	(513)	2,080,008

(*1)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 1 million Won for Orient Shipyard Co.,Ltd., 30 million Won in KG FASHION CO., LTD., 38 million Won for Market&Farm Co.,Ltd., 6 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 48 million Won for Orient Shipyard Co.,Ltd., 189 million Won in KG FASHION CO., LTD., 118 million Won for Rea Company, 4 million Won for KUM HWA Co., Ltd., 38 million Won for Market&Farm Co.,Ltd., 672 million Won in JC Assurance No.2 Private Equity Fund.

(*2)

During the year ended December 31, 2025, the associate company, DAOL EMP Global Asset Allocation private Securities investment trust 1 acquired through a business combination, was sold. The carrying amount at the time of acquisition was 28,521 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
W Service Networks Co., Ltd.	108	216	(7)	—	—	(5)	—	204
Korea Credit Bureau Co., Ltd.	3,313	6,433	2,658	—	—	(90)	—	9,001
Korea Finance Security Co., Ltd.	3,267	3,285	331	—	—	—	—	3,616
K BANK Co., Ltd.	224,657	260,052	13,747	—	(13,029)	—	1,480	262,250
Partner One Value Up I Private Equity Fund	5,039	3,230	(1,107)	—	—	—	—	2,123
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	—	8,247	(784)	—	(4,356)	(844)	—	2,263
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	4,532	4,437	—	95	—	—	—	4,532
LOTTE CARD Co.,Ltd.	346,810	587,392	17,861	—	—	(15,591)	(14,082)	575,580
Union Technology Finance Investment Association	13,449	12,270	(500)	—	—	—	—	11,770
Dicustody Co., Ltd.	—	1	—	—	(1)	—	—	—
Orient Shipyard Co., Ltd.(*)	—	—	—	—	—	—	—	—
Joongang Network Solution Co.,Ltd.	—	88	100	—	(101)	—	(87)	—
Win Mortgage Co.,Ltd.	23	105	32	—	—	(2)	—	135
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,000	10,540	307	—	—	—	—	10,847
BTS 2nd Private Equity Fund	8,146	4,838	41	2,920	—	—	—	7,799
STASSETS FUND III	12,000	8,406	(228)	3,000	—	—	—	11,178
SF CREDIT PARTNERS, LLC	13,059	12,845	1,326	—	—	—	1,829	16,000
Japanese Hotel Real Estate Private Equity Fund No.2	3,168	2,688	226	—	(5)	(176)	72	2,805
Woori Seoul Beltway Private Special Asset Fund No.1	15,926	12,590	558	3,487	—	(559)	—	16,076
Woori General Private Securities Investment Trust(Bond) No.1	—	51,686	586	—	(50,102)	(2,170)	—	—
Woori Short-term Bond Securities Investment Trust(Bond) ClassC-F	—	105,564	1,864	50,000	(153,226)	(4,202)	—	—
Woori Safe Plus General Type Private Investment Trust S-8(Bond)	—	10,330	102	—	(10,003)	(429)	—	—
Woori General Private Securities Investment Trust(Bond) No.2	—	30,829	370	—	(31,199)	—	—	—
Woori Smart General Private Equity Investment Trust 1(bond)	40,000	41,135	2,443	—	—	(1,795)	—	41,783
Woori General Private Securities Investment Trust(Bond) No.3	—	51,205	625	—	(51,830)	—	—	—
Woori Asset Global Partnership Fund No.5	52,500	22,071	2,906	30,000	—	—	—	54,977
WOORI TAERIM 1st Fund	1,100	988	—	—	—	—	—	988
Portone-Cape Fund No.1	340	445	(285)	—	—	—	—	160
DeepDive WOORI 2021-1 Financial Investment Fund	—	1,236	(543)	—	(226)	(467)	—	—
Darwin Green Packaging Private Equity Fund	4,000	3,957	(53)	—	—	—	—	3,904
Koreawide partners 2nd Private Equity Fund	20,000	19,235	—	—	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	9,000	560	7	—	—	—	—	567
Woori Real Infrastructure Blind General Type Private Placement Investment Trust	—	55	—	—	(55)	—	—	—
Woori Together TDF 2025	3,000	—	332	—	3,245	—	—	3,577
Woori Together TDF 2030	3,000	3,324	400	—	—	—	—	3,724
Woori Together OCIO Target Return Feeder fund (Balance Bond)	—	10,376	—	—	(10,376)	—	—	—
Woori USD Treasury Target Return Bond FoF	200	—	1	—	219	—	—	220

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
Woori Together TDF 2035	3,000	—	42	—	3,406	—	—	3,448
Australia Green Energy 1st PEF	4,913	4,811	453	—	—	—	—	5,264
Aarden Woori Apparel 1st Private Equity Fund	100	133	(38)	—	—	—	—	95
Woori Dyno 1st Private Equity Fund	2,000	2,358	491	—	—	—	—	2,849
NH Woori Dino Co-Investment NO.2 Private Equity Fund	2,000	—	(4)	2,000	—	—	—	1,996
KTB-KORUS FUND	337	3,359	(1,149)	—	—	(421)	—	1,789
KTB China Platform Fund	—	16,059	(2,164)	—	—	(13,895)	—	—
KTBN Venture Fund No.7	—	16,044	(2,641)	—	—	(13,403)	—	—
KTBN Venture Fund No.8	195	2,511	(413)	—	—	(569)	—	1,529
KTBN Digital Contents Korea Fund No.9	7,020	5,597	(591)	—	—	—	—	5,006
KTBN Media Contents Fund	—	283	(129)	—	—	—	—	154
KTB China Synergy Fund	12,400	20,405	1,840	—	—	(3,296)	—	18,949
NAVER-KTB Audio Contents Fund	300	288	(40)	—	—	—	—	248
KTBN Venture Fund No.13	4,400	14,158	5,302	—	—	(3,801)	—	15,659
KTBN Future Contents Fund	4,000	4,561	(368)	—	—	—	—	4,193
KTBN Venture Fund No.16	12,200	18,561	1,492	—	—	(4,200)	—	15,853
KTBN Venture Fund No.18	27,075	26,970	(39)	—	—	(1,425)	—	25,506
KB-KTB Technology Venture Fund	10,000	7,600	(250)	2,000	—	—	—	9,350
WOORI 2022 Scaleup Venture Fund	20,944	13,578	(2,545)	6,776	—	—	—	17,809
WOORI 2022 Start-up Venture Fund	13,100	2,433	(140)	10,480	—	—	—	12,773
KTB-NHN China Private Equity Fund	—	3	(1)	—	—	(2)	—	—
KTBN GI Private Equity Fund	—	617	143	—	—	(718)	(37)	5
Chirochem	250	102	2	—	—	—	—	104
Daishin Balance No.18 Special Purpose Acquisition Company	—	—	—	—	—	—	—	—
Godo Kaisha Oceanos 1	10,800	7,978	63	—	—	(622)	(72)	7,347
Woori Zip 1	—	7,629	(57)	—	(7,655)	—	83	—
Woori Zip 2	—	10,695	(9)	—	(10,814)	—	128	—
KG Fashion Co., Ltd.(*)	—	—	—	—	—	—	—	—
KUM HWA Co., Ltd. (*)	—	—	—	—	—	—	—	—
Jinmyung Plus Co., Ltd.	—	14	(5)	—	—	—	—	9
JC Assurance No.2 Private Equity Fund (*)	29,349	—	—	—	—	—	—	—
Dream Company Growth no.1 PEF	—	7,809	—	—	(7,552)	(257)	—	—
HMS-Oriens 1st Fund	12,000	14,030	850	—	—	—	—	14,880
Woori Senior Loan Private Placement Investment Trust No.1	17,595	75,590	1,966	—	(57,785)	(2,254)	—	17,517
Genesis Eco No.1 Private Equity Fund	12,000	10,942	(95)	—	—	—	—	10,847
Paratus Woori Material Component Equipment joint venture company	17,700	16,979	(265)	—	—	—	—	16,714
Midas No. 8 Private Equity Joint Venture Company	18,419	18,465	272	—	—	(530)	—	18,207
Orchestra Private Equity Fund IV	9,700	9,555	55	—	—	—	—	9,610
Synaptic Green No.1 PEF	8,000	7,611	(112)	—	—	—	—	7,499
IGEN2022No. 1 Private Equity Fund	7,422	7,983	140	—	—	(151)	—	7,972
PCC-Woori LP Secondary Fund	10,435	10,530	(1,882)	—	—	—	—	8,648
Synaptic Future Growth Private Equity Fund 1	6,760	7,069	4,848	2,262	(2,627)	(3,867)	—	7,685
Woori-Q Corporate Restructuring Private Equity Fund	29,627	20,283	1,539	12,185	—	—	—	34,007
Woori-Shinyoung Growth-Cap Private Equity Fund I	16,806	33,481	(3,589)	—	—	(196)	—	29,696

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2024
	Acquisition cost	January 1, 2024	Share of profits(losses) and others	Acquisition	Disposal/ Reclassification	Dividends	Change in capital and others	December 31, 2024
NH Woori Newdeal Growth Alpha Private Equity Fund 1	49,289	32,987	18,151	21,636	(5,925)	(11,310)	—	55,539
Woori Real Estate Investment No. 1 Limited Liability Company	34,200	—	(281)	34,200	—	—	—	33,919
Woori BIG2 Plus Securities Investment Trust (Balanced Bond)	—	2,543	(276)	1,000	(3,197)	(70)	—	—
Woori Short Term Government and Special Bank Bond Active ETF	—	12,286	118	—	(12,404)	—	—	—
Woori 25-09 Corporate Bond(AA- or higher) Active ETF	—	29,821	1,148	—	(30,969)	—	—	—
Woori General Private Securities Investment Trust No. 5 (Bond)	60,000	—	3,099	60,000	—	(3,075)	—	60,024
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (Bond)	10,000	—	493	10,000	—	—	—	10,493
Woori General Private Securities Investment Trust No. 6 (Bond)	40,000	—	2,090	40,000	—	—	—	42,090
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	—	—	2,261	500,000	(502,261)	—	—	—
Woorinara New Growth TOP 20 Securities Investment Trust No. 1 (Stocks)	—	—	31	1,000	(1,031)	—	—	—
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	3,849	—	215	2,356	1,443	(3)	—	4,011
Woorinara Short-Term Bond Securities Investment Trust (Bond)	—	—	339	50,000	(50,339)	—	—	—
Woori General Private Securities Investment Trust No. 7 (Bond)	40,000	—	1,116	40,000	—	—	—	41,116
Woori Smart General Private Equity Investment Trust No.1(bond)	40,000	—	477	40,000	—	—	—	40,477
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—	—	—
Woori BIG SATISFACTION SHINJONG MMF 3RD	39,002	—	317	34,083	7,584	—	—	41,984
NH Woori New deal Co-Investment No.1 Private Equity Fund	5,000	—	204	5,000	—	—	—	5,204
KCLAVIS NPL Investment Trust NO 1-2	15,000	—	422	15,000	—	—	—	15,422

	1,463,824	1,795,370	76,212	979,480	(1,001,171)	(90,395)	(10,686)	1,748,810

(*)

The amount for which no loss was recognized for associates due to discontinuation of the equity method was 19 million Won for Orient Shipyard Co.,Ltd., 39 million Won in KG FASHION CO., LTD., 295 million Won in JC Assurance No.2 Private Equity Fund and the accumulated amount is 4 million Won for KUM HWA Co., Ltd., 47 million Won for Orient Shipyard Co.,Ltd., 159 million Won in KG FASHION CO., LTD., 666 million Won in JC Assurance No.2 Private Equity Fund.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(3)	Summary financial information relating to investments in associates accounted for using the equity method of accounting is as follows (Unit: Korean Won in millions):

	December 31, 2025
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	7,423	3,301	15,306	754	—	754
Korea Credit Bureau Co., Ltd.	160,778	38,645	202,976	36,559	—	36,559
Korea Finance Security Co., Ltd.	40,856	15,307	44,434	1,813	—	1,813
K BANK Co., Ltd.	32,826,189	30,643,202	1,133,400	88,207	(30,073)	58,134
Partner One Value Up I Private Equity Fund	9,420	775	(984)	(1,070)	—	(1,070)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	6,212	38	2	(127)	—	(127)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,747	100	1	(388)	—	(388)
LOTTE CARD Co., Ltd. (*)	24,614,346	21,040,011	2,235,400	108,426	(1,957)	106,469
Union Technology Finance Investment Association	31,762	509	2,015	1,483	—	1,483
Orient Shipyard Co., Ltd.	7,020	23,626	—	(4)	—	(4)
Win Mortgage Co., Ltd.	4,804	2,562	11,881	139	—	139
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	11,084	1	241	235	—	235
BTS 2nd Private Equity Fund	41,452	234	1	(881)	—	(881)
STASSETS FUND III	44,196	245	60	(842)	—	(842)
SF CREDIT PARTNERS, LLC	333,410	148,541	21,326	11,068	(3,670)	7,398
Japanese Hotel Real Estate Private Equity Fund No.2	13,583	12	767	687	—	687
Woori Seoul Beltway Private Special Asset Fund No.1	79,720	3	2,408	2,329	—	2,329
Woori Smart General Private Equity Investment Trust 1(bond)	275,994	134,157	8,651	4,492	—	4,492
Woori Asset Global Partnership Fund No. 5	130,542	289	1,808	676	—	676
Woori General Private Securities Investment Trust No. 5 (bond)	572,918	362,873	14,934	6,917	—	6,917
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	187,002	69,920	4,563	3,190	—	3,190
Woori General Private Securities Investment Trust No. 6 (bond)	401,132	257,935	11,883	4,814	—	4,814
Woori General Private Securities Investment Trust No. 8 (bond)	393,187	253,745	1,628	(559)	—	(559)
Woori Smart General Private Equity Investment Trust No.1(bond)	329,495	189,741	8,023	4,056	—	4,056
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Darwin Green Packaging Private Equity Fund	19,116	1	—	(12)	—	(12)
Koreawide partners 2nd Private Equity Fund	75,012	4,354	70	26	—	26
Lux-Mason Innovation Technology Fund#2	6,490	—	—	(10)	—	(10)
AIP NMC Venture Fund No.1	7,439	1	—	(12)	—	(12)
Woori FirstValue Private Real Estate Fund No.2	64,111	62,357	32	30	—	30
Woori Global Secondary Private Placement Investment Trust No. 2	92,123	72	(1,432)	(1,685)	—	(1,685)
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	4,195,731	43	166,998	166,295	—	166,295
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	118,372	20	10,638	10,335	—	10,335
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	124,356	107	11,773	11,494	—	11,494
Australia Green Energy 1st PEF	137,459	24	6,346	4,650	—	4,650

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Aarden Woori Apparel 1st Private Equity Fund	20,049	389	—	(333)	—	(333)
Woori Dyno 1st Private Equity Fund	18,547	44	4,177	4,010	—	4,010
NH Woori Dino Co-Investment NO.2 Private Equity Fund	42,847	83	1,211	837	—	837
KCLAVIS NPL Investment Trust NO 1-2	47,869	89	4,803	4,803	—	4,803
Capstone Special Restructuring Private Investment Trust No.4	33,010	265	1,477	1,444	—	1,444
KTB-KORUS FUND	2,018	—	2,663	(1,352)	—	(1,352)
KTBN Venture Fund No.8	4,734	—	239	(2,298)	—	(2,298)
KTBN Digital Contents Korea Fund No.9	8,972	1,701	430	(9,416)	—	(9,416)
KTBN Media Contents Fund	1,361	—	331	331	—	331
KTB China Synergy Fund	119,890	110	15,997	6,022	—	6,022
KTBN Venture Fund No.13	152,276	3,150	279,837	177,428	—	177,428
KTBN Future Contents Fund	25,733	3,187	9,193	3,428	—	3,428
KTBN Venture Fund No.16	192,364	1,407	113,770	67,592	—	67,592
KTBN Venture Fund No.18	213,746	2,465	29,252	(26,148)	—	(26,148)
KB-KTB Technology Venture Fund	47,314	802	5,863	(4,911)	—	(4,911)
Woori 2022 Scaleup Venture Fund	263,756	2,040	12,281	3,606	—	3,606
Woori 2022 Start-up Venture Fund	38,724	33	1,596	(3,723)	—	(3,723)
Woori 2025 Secondary Fund	30,789	4	13	(151)	—	(151)
Chirochem	755	191	2,907	198	—	198
Godo Kaisha Oceanos 1	—	—	12,197	7,855	—	7,855
Ulsan Yeocheon Development Co., Ltd.	1,439	1,036	—	(12)	—	(12)
KG Fashion Co., Ltd.	2,114	2,906	377	(122)	—	(122)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	494	447	131	(25)	—	(25)
MARKET&FARM CO., LTD.	779	883	—	(160)	—	(160)
JC Assurance No.2 Private Equity Fund	—	—	—	(26)	—	(26)
Genesis Eco No.1 Private Equity Fund	38,639	626	—	(18)	—	(18)
Paratus Woori Material Component Equipment joint venture company	27,487	427	2	(865)	—	(865)
Midas No. 8 Private Equity Joint Venture Company	63,221	132	1,881	1,037	—	1,037
Orchestra Private Equity Fund IV	34,038	—	431	(75)	—	(75)
Synaptic Green No.1 PEF	43,321	350	8,058	7,354	—	7,354
IGEN2022No. 1 Private Equity Fund	24,307	110	15,694	7,102	—	7,102
PCC-Woori LP Secondary Fund	21,317	522	2,438	(1,473)	—	(1,473)
Synaptic Future Growth Private Equity Fund 1	34,217	174	1,993	1,240	—	1,240
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	—	—	—	—	—	—
Healthcare Investmetnt Fund	10,197	—	—	(108)	—	(108)
Woorinara Short-Term Bond Securities Investment Trust (Bond)	740,791	143,928	37,816	33,597	—	33,597

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Woori Together TDF 2025	22,797	274	1,479	1,407	—	1,407
Woori Together TDF 2030	29,913	707	2,276	2,206	—	2,206
Woori Together TDF 2035	56,640	1,169	4,247	4,168	—	4,168
Woori Together TDF 2040	22,168	204	1,978	1,938	—	1,938
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	124,718	—	10,377	10,367	—	10,367
Woori-Q Corporate Restructuring Private Equity Fund	98,251	324	2,628	1,293	—	1,293
Woori Eugene Energy Link Private Equity Fund	72,784	253	5,225	2,824	—	2,824
Woori NH Co-Growth Private Equity Fund I	32,137	1,190	5,837	4,547	—	4,547
Woori IMM Green Net Zero Fund	43,987	68	2,160	1,735	—	1,735
NH Woori New deal Co-Investment No.1 Private Equity Fund	19,341	362	389	(10,146)	—	(10,146)
Woori BIG SATISFACTION SHINJONG MMF 3rd	2,046,389	19	88,476	88,232	—	88,232
Woori-Shinyoung Growth-Cap Private Equity Fund I	103,810	1,077	37,506	36,345	—	36,345
NH Woori Newdeal Growth Alpha Private Equity Fund 1	182,355	2,013	(10,792)	(12,911)	—	(12,911)
Woori Real Estate Investment No. 1 Limited Liability Company	413,355	235,746	22,668	6,821	—	6,821

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
W Service Networks Co., Ltd.	6,621	2,475	16,788	738	—	738
Korea Credit Bureau Co., Ltd.	150,657	62,343	175,338	26,589	—	26,589
Korea Finance Security Co., Ltd.	36,797	12,692	42,640	1,695	—	1,695
K BANK Co., Ltd.	29,314,529	27,293,765	1,043,436	149,922	3,695	153,617
Partner One Value Up I Private Equity Fund	9,810	682	(4,358)	(4,758)	—	(4,758)
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	11,474	165	(3,108)	(3,887)	—	(3,887)
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,745	100	1	(388)	—	(388)
LOTTE CARD Co., Ltd. (*)	24,416,416	20,937,932	2,103,130	100,468	(20,494)	79,974
Union Technology Finance Investment Association	40,269	641	19	(646)	—	(646)
Orient Shipyard Co., Ltd.	7,025	23,626	—	(76)	—	(76)
Win Mortgage Co., Ltd.	6,053	3,073	16,435	1,044	—	1,044
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,849	1	306	300	—	300
BTS 2nd Private Equity Fund	39,431	432	628	(468)	—	(468)
STASSETS FUND III	39,694	197	40	(802)	—	(802)
SF CREDIT PARTNERS, LLC	185,463	30,752	35,820	14,319	18,291	32,610
ARAM CMC Co.,Ltd.	541	453	717	(31)	—	(31)
Japanese Hotel Real Estate Private Equity Fund No.2	14,135	13	1,246	1,129	—	1,129
Woori Seoul Beltway Private Special Asset Fund No.1	64,308	3	2,298	2,233	—	2,233

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Woori Smart General Private Equity Investment Trust 1	312,490	166,250	13,404	8,549	—	8,549
Woori Asset Global Partnership Fund No.5	95,548	254	6,479	5,038	—	5,038
WOORI TAERIM 1st Fund	4,045	183	—	—	—	—
Portone-Cape Fund No.1	1,000	200	—	(103)	—	(103)
Darwin Green Packaging Private Equity Fund	19,128	—	—	(262)	—	(262)
Koreawide partners 2nd Private Equity Fund	75,002	2,870	—	—	—	—
Woori FirstValue Private Real Estate Fund No.2	67,081	62,357	62	57	—	57
Woori Together TDF 2025	14,500	30	1,232	1,206	—	1,206
Woori Together TDF 2030	16,849	41	1,574	1,544	—	1,544
Woori USD Treasury Target Return Bond FoF	921	—	164	144	—	144
Woori Together TDF 2035	15,537	241	1,031	1,011	—	1,011
Australia Green Energy 1st PEF	132,878	24	13,121	11,424	—	11,424
Aarden Woori Apparel 1st Private Equity Fund	20,083	89	—	(8,136)	—	(8,136)
Woori Dyno 1st Private Equity Fund	14,575	43	2,712	2,545	—	2,545
NH Woori Dino Co-Investment NO.2 Private Equity Fund	39,368	2	6	(83)	—	(83)
KTB-KORUS FUND	4,772	—	691	(3,062)	—	(3,062)
KTBN Venture Fund No.8	7,032	—	98	(1,902)	—	(1,902)
KTBN Digital Contents Korea Fund No.9	18,343	1,656	937	(1,971)	—	(1,971)
KTBN Media Contents Fund	1,029	—	60	(858)	—	(858)
KTB China Synergy Fund	135,892	10,073	23,354	12,215	—	12,215
NAVER-KTB Audio Contents Fund	25,443	648	466	(3,972)	—	(3,972)
KTBN Venture Fund No.13	80,487	625	38,903	27,039	—	27,039
KTBN Future Contents Fund	31,882	434	725	(2,763)	—	(2,763)
KTBN Venture Fund No.16	156,157	1,592	31,459	14,540	—	14,540
KTBN Venture Fund No.18	254,010	2,532	31,976	(383)	—	(383)
KB-KTB Technology Venture Fund	52,125	701	3,802	(1,377)	—	(1,377)
WOORI 2022 Scaleup Venture Fund	89,006	76	926	(12,705)	—	(12,705)
WOORI 2022 Start-up Venture Fund	42,418	3	162	(466)	—	(466)
KTBN GI Private Equity Fund	104	12	3,444	2,832	(732)	2,100
Chirochem	556	190	451	8	—	8
Godo Kaisha Oceanos 1	60,513	45,145	2,605	132	—	132
KG Fashion Co., Ltd.	2,201	2,850	544	(197)	—	(197)
KUM HWA Co., Ltd.	4	167	—	—	—	—
Jinmyung Plus Co., Ltd.	499	459	96	(32)	—	(32)
JC Assurance No.2 Private Equity Fund	121,539	989	—	(642)	—	(642)
HMS-Oriens 1st Fund	65,227	7	—	3,723	—	3,723
Woori Senior Loan Private Placement Investment Trust No.1	80,919	5	9,664	9,101	—	9,101
Genesis Eco No.1 Private Equity Fund	38,043	622	—	(634)	—	(634)
Paratus Woori Material Component Equipment joint venture company	58,285	2,380	—	(884)	—	(884)
Midas No. 8 Private Equity Joint Venture Company	64,156	241	1,916	963	—	963
Orchestra Private Equity Fund IV	34,113	—	700	194	—	194
Synaptic Green No.1 PEF	35,623	5	2	703	—	703
IGEN2022No. 1 Private Equity Fund	32,215	126	1,056	565	—	565
PCC-Woori LP Secondary Fund	22,863	600	2,549	(4,767)	—	(4,767)
Synaptic Future Growth Private Equity Fund 1	32,638	295	19,412	18,240	—	18,240
Woori-Q Corporate Restructuring Private Equity Fund	101,315	1,362	1,278	164	—	164
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,775	419	4,422	(10,824)	—	(10,824)
NH Woori Newdeal Growth Alpha Private Equity Fund 1	164,574	762	40,639	38,093	—	38,093

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	Assets	Liabilities	Operating revenue	Net income (loss)	Other comprehensive income (loss)	Total comprehensive income (loss)
Woori Real Estate Investment No. 1 Limited Liability Company	405,845	235,058	6	(1,412)	—	(1,412)
Woori General Private Securities Investment Trust No. 5	456,448	246,365	15,926	10,847	—	10,847
Woori Big Satisfaction General Private Securities Investment Trust No. 3	170,856	55,432	6,755	5,425	—	5,425
Woori General Private Securities Investment Trust No. 6	398,460	251,145	12,650	7,315	—	7,315
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	171,980	—	8,579	8,539	—	8,539
Woori General Private Securities Investment Trust No. 7 (Bond)	424,652	280,745	6,743	3,907	—	3,907
Woori Smart General Private Equity Investment Trust No.1(bond)	244,268	101,784	3,038	2,484	—	2,484
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	—	—	—	—	—
Woori Big Satisfaction Corporation MMF No. 3	1,860,868	29	56,309	56,153	—	56,153
NH Woori New deal Co-Investment No.1 Private Equity Fund	29,382	254	3,682	3,428	—	3,428
KCLAVIS NPL Investment Trust NO 1-2	43,057	80	1,176	1,176	—	1,176
MARKET&FARM CO., LTD.	954	902	4,933	(125)	—	(125)

(*)	The amount is after reflecting the fair value adjustment that occurred when acquiring the shares and the adjustments that occurred by difference of accounting policies with the Group.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)	The entities that the Group has not applied equity method of accounting although the Group’s ownership interest is more than 20% as of December 31, 2025 and 2024 are as follows:

	December 31, 2025
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6
CT International Co., Ltd.	1,741	26.7
Happy Home Co., Ltd.	14,924	23.0

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

	December 31, 2024
Associate (*)	Number of shares owned	Ownership (%)
CL Tech Co., Ltd.	10,191	28.6
TH International Co., LTD	6,802	21.5
WORK-LIFE BALANCE CO.,LTD	209	21.3

(*)

Although the Group’s ownership interest of the entity is more than 20%, the Group does not have significant influence over the entity since it is going through work-out process under receivership, accordingly it is excluded from the investment in joint ventures and associates.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(5)

As of December 31, 2025 and 2024, the reconciliations from the net assets of the associates to the carrying amount of the shares of the investment in joint ventures and associates are as follows (Unit: Korean Won in millions except for ownership):

	December 31, 2025
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction and others	Book value
W Service Networks Co., Ltd.	4,122	4.9	204	—	—	—	204
Korea Credit Bureau Co., Ltd.	122,133	9.9	12,107	247	—	—	12,354
Korea Finance Security Co., Ltd.	25,549	15	3,832	—	—	—	3,832
K BANK Co., Ltd. (*)	2,081,003	12	248,878	20,822	—	—	269,700
Partner One Value Up I Private Equity Fund	8,645	23.3	2,010	—	—	—	2,010
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	6,174	20	1,235	—	—	—	1,235
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,647	25	3,912	—	—	718	4,630
LOTTE CARD Co., Ltd. (*)	2,953,104	20	590,619	—	—	—	590,619
Union Technology Finance Investment Association	31,253	29.7	9,283	—	—	—	9,283
Orient Shipyard Co., Ltd.	(16,606)	22.7	(3,774)	—	—	3,774	—
Win Mortgage Co., Ltd.	2,242	4.5	101	—	—	—	101
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	11,083	100	11,082	—	—	—	11,082
BTS 2nd Private Equity Fund	41,218	20	8,244	—	—	—	8,244
STASSETS FUND III	43,951	28.3	12,439	—	—	—	12,439
SF CREDIT PARTNERS, LLC	184,869	10	18,487	529	—	—	19,016
Japanese Hotel Real Estate Private Equity Fund No. 2	13,571	19.9	2,696	—	—	—	2,696
Woori Seoul Beltway Private Special Asset Fund No. 1	79,717	25	19,929	—	—	—	19,929
Woori Smart General Private Equity Investment Trust 1 (bond)	141,837	28.6	40,525	—	—	—	40,525
Woori Asset Global Partnership Fund No. 5	130,253	57.7	75,146	—	—	—	75,146
Woori General Private Securities Investment Trust No. 5 (bond)	210,045	28.6	60,013	—	—	—	60,013
Woori Big Satisfaction General Private Securities Investment Trust No. 3 (bond)	117,082	8.7	10,172	—	—	—	10,172
Woori General Private Securities Investment Trust No. 6 (bond)	143,197	28.6	40,914	—	—	—	40,914
Woori General Private Securities Investment Trust No. 8 (bond)	139,442	28.6	39,840	—	—	—	39,840
Woori Smart General Private Equity Investment Trust No.1 (bond)	139,754	28.4	39,703	—	—	—	39,703
Woori Future Energy Private Special Asset Investment Trust (General) No.1	—	16	—	—	—	—	—
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction and others	Book value
Darwin Green Packaging Private Equity Fund	19,115	20.4	3,901	—	—	—	3,901
Koreawide partners 2nd Private Equity Fund	70,658	26.7	18,842	—	—	—	18,842
Lux-Mason Innovation Technology Fund#2	6,490	23.1	1,498	—	—	—	1,498
AIP NMC Venture Fund No. 1	7,438	26.8	1,997	—	—	—	1,997
Woori FirstValue Private Real Estate Fund No. 2	1,754	12	212	—	—	—	212
Woori Global Secondary Private Placement Investment Trust No. 2	92,051	12	11,011	—	—	—	11,011
Woori Big Satisfaction Corporation MMF No. 1 (Government Bond)	4,195,688	0.7	30,645	—	—	—	30,645
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	118,352	25	29,588	—	—	—	29,588
Woori PGIF4 General Type Private Special Asset Investment Trust No. 1	124,249	20	24,850	—	—	—	24,850
Australia Green Energy 1st PEF	137,435	4	5,445	—	—	—	5,445
Aarden Woori Apparel 1st Private Equity Fund	19,660	0.5	93	—	—	—	93
Woori Dyno 1st Private Equity Fund	18,503	19.6	3,628	—	—	—	3,628
NH Woori Dino Co-Investment NO. 2 Private Equity Fund	42,764	4.8	2,035	—	—	—	2,035
KCLAVIS NPL Investment Trust NO 1-2	47,780	35.9	17,146	—	—	—	17,146
Capstone Special Restructuring Private Investment Trust No.4	32,745	46.2	15,113	—	—	—	15,113
KTB-KORUS FUND	2,018	37.5	757	—	—	—	757
KTBN Venture Fund No. 8	4,734	21.7	1,029	—	—	—	1,029
KTBN Digital Contents Korea Fund No. 9	7,271	30	2,181	—	—	—	2,181
KTBN Media Contents Fund	1,361	15	204	—	—	—	204
KTB China Synergy Fund	119,780	15.1	18,039	—	—	—	18,039
KTBN Venture Fund No. 13	149,126	19.6	29,240	—	—	—	29,240
KTBN Future Contents Fund	22,546	13.3	3,006	—	—	—	3,006
KTBN Venture Fund No. 16	190,957	10.3	19,585	—	—	—	19,585
KTBN Venture Fund No. 18	211,281	10.1	21,429	—	—	—	21,429
KB-KTB Technology Venture Fund	46,512	18.2	8,457	—	—	—	8,457
Woori 2022 Scaleup Venture Fund	261,716	20	52,411	—	—	—	52,411
Woori 2022 Start-up Venture Fund	38,691	30.1	11,652	—	—	—	11,652
Woori 2025 Secondary Fund	30,785	20	6,157	—	—	—	6,157
Chirochem	564	28.6	161	—	—	—	161
Ulsan Yeocheon Development Co., Ltd.	403	50	201	—	—	—	201
KG Fashion Co., Ltd.	(792)	20.8	(164)	—	—	164	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	47	21.3	11	—	—	—	11
MARKET&FARM CO., LTD.	(104)	23.7	(25)	—	—	25	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction and others	Book value
JC Assurance No.2 Private Equity Fund	120,525	23.4	28,240	—	(28,240)	—	—
Genesis Eco No.1 Private Equity Fund	38,013	29	11,018	—	—	—	11,018
Paratus Woori Material Component Equipment joint venture company	27,060	29.9	8,090	—	—	—	8,090
Midas No. 8 Private Equity Joint Venture Company	63,089	28.5	17,971	—	—	—	17,971
Orchestra Private Equity Fund IV	34,038	28.2	9,588	—	—	—	9,588
Synaptic Green No.1 PEF	42,971	21.1	9,047	—	—	—	9,047
IGEN2022No. 1 Private Equity Fund	24,197	24.8	6,012	—	—	—	6,012
PCC-Woori LP Secondary Fund	20,795	38.8	8,068	—	—	70	8,138
Synaptic Future Growth Private Equity Fund 1	34,043	23.8	8,089	—	—	—	8,089
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	—	14.6	—	—	—	—	—
Healthcare Investmetnt Fund	10,197	28.8	2,941	—	—	—	2,941
Woorinara Short-Term Bond Securities Investment Trust (Bond)	596,863	6.8	40,280	—	—	—	40,280
Woori Together TDF 2025	22,523	17.2	3,866	—	—	—	3,866
Woori Together TDF 2030	29,206	17.3	5,058	—	—	—	5,058
Woori Together TDF 2035	55,471	4.3	2,396	—	—	—	2,396
Woori Together TDF 2040	21,964	20.4	4,481	—	—	(44)	4,437
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	124,718	4.4	5,516	—	—	—	5,516
Woori-Q Corporate Restructuring Private Equity Fund	97,927	34.3	33,589	—	—	(566)	33,023
Woori Eugene Energy Link Private Equity Fund	72,531	7.9	5,699	—	—	—	5,699
Woori NH Co-Growth Private Equity FundI	30,947	20	6,189	—	—	—	6,189
Woori IMM Green Net Zero Fund	43,919	23.6	10,370	—	—	—	10,370
NH Woori New deal Co-Investment No.1 Private Equity Fund	18,979	19.5	3,692	—	—	—	3,692
Woori BIG SATISFACTION SHINJONG MMF 3rd	2,046,370	6.4	130,389	—	—	—	130,389
Woori-Shinyoung Growth-Cap Private Equity Fund I	102,733	35	35,957	—	—	367	36,324
NH Woori Newdeal Growth Alpha Private Equity Fund 1	180,342	33	59,513	—	—	1,889	61,402
Woori Real Estate Investment No. 1 Limited Liability Company	177,609	19.9	35,274	—	—	—	35,274

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction and others	Book value
W Service Networks Co., Ltd.	4,146	4.9	204	—	—	—	204
Korea Credit Bureau Co., Ltd.	88,314	9.9	8,755	246	—	—	9,001
Korea Finance Security Co., Ltd.	24,105	15.0	3,616	—	—	—	3,616
K BANK Co., Ltd. (*)	2,018,704	12.0	241,429	20,821	—	—	262,250
Partner One Value Up I Private Equity Fund	9,128	23.3	2,123	—	—	—	2,123
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	11,309	20.0	2,263	—	—	—	2,263
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	15,645	25.0	3,911	—	—	621	4,532
LOTTE CARD Co., Ltd. (*)	2,877,907	20.0	575,580	—	—	—	575,580
Union Technology Finance Investment Association	39,628	29.7	11,770	—	—	—	11,770
Orient Shipyard Co., Ltd.	(16,601)	22.7	(3,773)	—	—	3,773	—
Win Mortgage Co., Ltd.	2,980	4.5	135	—	—	—	135
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	10,848	100.0	10,847	—	—	—	10,847
BTS 2nd Private Equity Fund	38,999	20.0	7,799	—	—	—	7,799
STASSETS FUND III	39,497	28.3	11,178	—	—	—	11,178
SF CREDIT PARTNERS, LLC	154,711	10.0	15,470	—	—	530	16,000
ARAM CMC Co., Ltd.	88	20.1	18	—	—	(18)	—
Japanese Hotel Real Estate Private Equity Fund No.2	14,122	19.9	2,810	—	—	(5)	2,805
Woori Seoul Beltway Private Special Asset Fund No.1	64,305	25.0	16,076	—	—	—	16,076
Woori Smart General Private Equity Investment Trust 1(bond)	146,240	28.6	41,825	—	—	(42)	41,783
Woori Asset Global Partnership Fund No.5	95,294	57.7	54,985	—	—	(8)	54,977
WOORI TAERIM 1st Fund	3,862	25.6	988	—	—	—	988
Portone-Cape Fund No.1	800	20.0	160	—	—	—	160
Darwin Green Packaging Private Equity Fund	19,128	20.4	3,904	—	—	—	3,904
Koreawide partners 2nd Private Equity Fund	72,132	26.7	19,235	—	—	—	19,235
Woori FirstValue Private Real Estate Fund No.2	4,724	12.0	567	—	—	—	567
Woori Together TDF 2025	14,470	24.7	3,577	—	—	—	3,577
Woori Together TDF 2030	16,808	22.2	3,724	—	—	—	3,724
Woori USD Treasury Target Return Bond FoF	921	23.9	220	—	—	—	220
Woori Together TDF 2035	15,296	22.5	3,448	—	—	—	3,448
Australia Green Energy 1st PEF	132,854	4.0	5,264	—	—	—	5,264
Aarden Woori Apparel 1st Private Equity Fund	19,994	0.5	95	—	—	—	95
Woori Dyno 1st Private Equity Fund	14,532	19.6	2,849	—	—	—	2,849
NH Woori Dino Co-Investment NO.2 Private Equity Fund	39,366	5.1	1,996	—	—	—	1,996
KTB-KORUS FUND	4,772	37.5	1,789	—	—	—	1,789
KTBN Venture Fund No.8	7,032	21.7	1,529	—	—	—	1,529

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction and others	Book value
KTBN Digital Contents Korea Fund No.9	16,687	30.0	5,006	—	—	—	5,006
KTBN Media Contents Fund	1,029	15.0	154	—	—	—	154
KTB China Synergy Fund	125,819	15.1	18,949	—	—	—	18,949
NAVER-KTB Audio Contents Fund	24,795	1.0	248	—	—	—	248
KTBN Venture Fund No.13	79,862	19.6	15,659	—	—	—	15,659
KTBN Future Contents Fund	31,448	13.3	4,193	—	—	—	4,193
KTBN Venture Fund No.16	154,565	10.3	15,853	—	—	—	15,853
KTBN Venture Fund No.18	251,478	10.1	25,506	—	—	—	25,506
KB-KTB Technology Venture Fund	51,424	18.2	9,350	—	—	—	9,350
WOORI 2022 Scaleup Venture Fund	88,930	20.0	17,809	—	—	—	17,809
WOORI 2022 Start-up Venture Fund	42,415	30.1	12,773	—	—	—	12,773
KTBN GI Private Equity Fund	92	5.0	5	—	—	—	5
Chirochem	366	28.6	104	—	—	—	104
Godo Kaisha Oceanos 1	15,368	47.8	7,347	—	—	—	7,347
KG Fashion Co., Ltd.	(649)	20.8	(135)	—	—	135	—
KUM HWA Co., Ltd.	(163)	20.1	(33)	—	—	33	—
Jinmyung Plus Co., Ltd.	40	21.3	9	—	—	—	9
JC Assurance No.2 Private Equity Fund	120,550	23.4	28,246	—	(28,240)	—	—
HMS-Oriens 1st Fund	65,220	22.8	14,880	—	—	—	14,880
Woori Senior Loan Private Placement Investment Trust No.1	80,914	21.7	17,517	—	—	—	17,517
Genesis Eco No.1 Private Equity Fund	37,421	29.0	10,847	—	—	—	10,847
Paratus Woori Material Component Equipment joint venture company	55,905	29.9	16,714	—	—	—	16,714
Midas No. 8 Private Equity Joint Venture Company	63,915	28.5	18,207	—	—	—	18,207
Orchestra Private Equity Fund IV	34,113	28.2	9,610	—	—	—	9,610
Synaptic Green No.1 PEF	35,618	21.1	7,499	—	—	—	7,499
IGEN2022No. 1 Private Equity Fund	32,089	24.8	7,972	—	—	—	7,972
PCC-Woori LP Secondary Fund	22,263	38.9	8,648	—	—	—	8,648
Synaptic Future Growth Private Equity Fund 1	32,343	23.8	7,685	—	—	—	7,685
Woori-Q Corporate Restructuring Private Equity Fund	99,953	34.6	34,619	—	—	(612)	34,007
Woori-Shinyoung Growth-Cap Private Equity Fund I	84,356	35.0	29,499	—	—	197	29,696
NH Woori Newdeal Growth Alpha Private Equity Fund 1	163,812	32.9	53,948	—	—	1,591	55,539
Woori Real Estate Investment No. 1 Limited Liability Company	170,787	19.9	33,919	—	—	—	33,919
Woori General Private Securities Investment Trust No. 5	210,083	28.6	60,024	—	—	—	60,024
Woori Big Satisfaction General Private Securities Investment Trust No. 3	115,424	9.1	10,493	—	—	—	10,493

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	Total net asset	Ownership (%)	Ownership portion of net assets	Basis difference	Impairment	Intercompany transaction and others	Book value
Woori General Private Securities Investment Trust No. 6	147,315	28.6	42,090	—	—	—	42,090
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	171,980	2.3	4,019	—	—	(8)	4,011
Woori General Private Securities Investment Trust No. 7 (Bond)	143,907	28.6	41,116	—	—	—	41,116
Woori Smart General Private Equity Investment Trust No.1(bond)	142,484	28.4	40,477	—	—	—	40,477
Woori Future Energy Private Special Asset Investment Trust(General) No.1	—	16.0	—	—	—	—	—
Woori Big Satisfaction Corporation MMF No. 3	1,860,839	2.3	42,038	—	—	(54)	41,984
NH Woori New deal Co-Investment No.1 Private Equity Fund	29,128	19.5	5,680	—	—	(476)	5,204
KCLAVIS NPL Investment Trust NO 1-2	42,977	35.9	15,422	—	—	—	15,422
MARKET&FARM CO., LTD.	52	23.7	12	—	—	(12)	—

(*)	The net asset equity amount is after the debt-for-equity swap, non-controlling etc.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

15.	INVESTMENT PROPERTIES

(1)	Details of investment properties are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Acquisition cost	1,050,044	497,787
Accumulated depreciation	(50,742)	(46,913)
Accumulated impairment losses	(448)	(86)

Net carrying value	998,854	450,788

(2)	Changes in investment properties are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Beginning balance	450,788	472,768
Acquisition	736	—
Disposal	(4,637)	(62,467)
Depreciation	(8,511)	(8,216)
Transfer	9,997	42,344
Classification of assets held for sale	(35,137)	—
Foreign currencies translation adjustments	5,103	6,409
Business combination	580,515	—
Others	—	(50)

Ending balance	998,854	450,788

(3)

Fair value of investment properties amounted to 1,364,950 million won and 795,216 million won as of December 31, 2025 and 2024, respectively. The fair value of investment properties has been assessed on the basis of recent similar real estate market price and officially assessed land price in the area of the investment properties, is classified as level 3 on the fair value hierarchy.

(4)

Rental fee earned from investment properties is amounting to 34,888 million won and 23,307 million won for the years ended December 31, 2025 and 2024, respectively. Operating expenses directly related to the investment properties where rental fee was earned, are amounting to 8,719 million won and 8,414 million won.

(5)	The lease payments expected to be received in the future under lease contracts relating to investment properties as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Lease payments:
Within a year	13,827	13,702
More than 1 year and within 2 years	18,687	9,414
More than 2 years and within 3 years	9,799	7,667
More than 3 years and within 4 years	8,303	4,362
More than 4 years and within 5 years	6,137	3,438
More than 5 years	3,793	3,441

Total	60,546	42,024

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

16.	PREMISES AND EQUIPMENT

(1)	Details of premises and equipment as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,983,149	708,535	377,217	75,958	45,761	213	3,190,833
Right-of-use asset	—	554,148	35,836	—	—	—	589,984
Carrying value	1,983,149	1,262,683	413,053	75,958	45,761	213	3,780,817

	December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Premises and equipment (owned)	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642
Right-of-use asset	—	557,049	21,894	—	—	—	578,943
Carrying value	1,662,448	1,240,270	327,475	71,952	68,440	—	3,370,585

(2)	Details of premises and equipment (owned) as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,983,809	1,125,471	1,465,257	514,364	45,761	331	5,134,993
Accumulated depreciation	—	(416,885)	(1,087,440)	(438,406)	—	(118)	(1,942,849)
Accumulated impairment losses	(660)	(51)	(600)	—	—	—	(1,311)
Net carrying value	1,983,149	708,535	377,217	75,958	45,761	213	3,190,833

	December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Acquisition cost	1,663,108	1,087,536	1,305,020	505,417	68,440	20	4,629,541
Accumulated depreciation	—	(404,315)	(999,439)	(433,465)	—	(20)	(1,837,239)
Accumulated impairment losses	(660)	—	—	—	—	—	(660)
Net carrying value	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(3)	Details of changes in premises and equipment (owned) are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642
Acquisitions	27,841	30,287	159,726	29,173	80,507	—	327,534
Disposals	(998)	(1,262)	(2,087)	(1,366)	(31,355)	—	(37,068)
Depreciation(*)	—	(34,865)	(106,372)	(25,270)	—	(2)	(166,509)
Classification of assets held for sale	(78,582)	(28,897)	—	—	—	—	(107,479)
Transfer	57,009	(3,612)	7,751	1,342	(72,587)	100	(9,997)
Foreign currencies translation adjustments	(1,267)	(498)	(1,432)	(434)	(49)	—	(3,680)
Business combination	316,698	64,224	15,135	546	—	115	396,718
Others	—	(63)	(1,085)	15	805	—	(328)

Ending balance	1,983,149	708,535	377,217	75,958	45,761	213	3,190,833

(*)	Depreciation of premises and equipment (owned) is included in insurance service expenses and general and administrative expenses in the consolidated statement of comprehensive income.

	For the year ended December 31, 2024
	Land	Building	Equipment and vehicles	Leasehold improvement	Construction in progress	Structures	Total
Beginning balance	1,709,712	719,738	265,064	61,369	37,194	—	2,793,077
Acquisitions	215	27,919	125,793	29,714	38,215	—	221,856
Disposals	(7,602)	—	(2,358)	(1,556)	—	—	(11,516)
Depreciation	—	(33,905)	(99,634)	(22,304)	—	—	(155,843)
Classification of assets held for sale	(26,007)	(12,416)	—	—	—	—	(38,423)
Transfer	(22,991)	(19,353)	6,440	853	(7,293)	—	(42,344)
Foreign currencies translation adjustments	1,876	726	4,409	3,061	333	—	10,405
Business combination	—	—	1,283	—	—	—	1,283
Others	7,245	512	4,584	815	(9)	—	13,147

Ending balance	1,662,448	683,221	305,581	71,952	68,440	—	2,791,642

(4)	Details of right-of-use assets as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Building	Equipment and vehicles	Total
Acquisition cost	1,163,535	73,344	1,236,879
Accumulated depreciation	(609,387)	(37,508)	(646,895)

Net carrying value	554,148	35,836	589,984

	December 31, 2024
	Building	Equipment and vehicles	Total
Acquisition cost	1,031,511	39,113	1,070,624
Accumulated depreciation	(474,462)	(17,219)	(491,681)

Net carrying value	557,049	21,894	578,943

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(5)	Details of changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Building	Equipment and vehicles	Total
Beginning balance	557,049	21,894	578,943
New contracts	175,229	26,333	201,562
Changes in contract	59,921	(194)	59,727
Termination	(24,869)	(1,409)	(26,278)
Depreciation(*)	(258,847)	(13,332)	(272,179)
Business combination	45,256	2,317	47,573
Others	409	227	636

Ending balance	554,148	35,836	589,984

(*)	Depreciation of right-of-use assets for the current period is included in insurance service expenses and general and administrative expenses in the consolidated statement of comprehensive income.

	For the year ended December 31, 2024
	Building	Equipment and vehicles	Total
Beginning balance	362,702	20,980	383,682
New contracts	353,531	12,809	366,340
Changes in contract	80,622	78	80,700
Termination	(17,579)	(1,535)	(19,114)
Depreciation	(230,345)	(12,962)	(243,307)
Business combination	1,129	73	1,202
Others	6,989	2,451	9,440

Ending balance	557,049	21,894	578,943

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

17.	INTANGIBLE ASSETS

(1)	Details of intangible assets are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	471,905	2,805	1,324,649	1,638,130	65,075	11,688	3,514,252
Accumulated amortization	—	(2,242)	(994,840)	(1,337,535)	—	—	(2,334,617)
Accumulated impairment losses	(84,911)	—	—	(33,552)	(4,525)	—	(122,988)

Net carrying value	386,994	563	329,809	267,043	60,550	11,688	1,056,647

	December 31, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Acquisition cost	482,707	2,419	965,131	1,511,286	55,444	6,598	3,023,585
Accumulated amortization	—	(1,971)	(689,440)	(1,204,181)	—	—	(1,895,592)
Accumulated impairment losses	—	—	—	(33,552)	(3,039)	—	(36,591)

Net carrying value	482,707	448	275,691	273,553	52,405	6,598	1,091,402

(2)	Details of changes in intangible assets are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	482,707	448	275,691	273,553	52,405	6,598	1,091,402
Acquisitions	1,130	9	100,795	77,061	4,039	10,404	193,438
Disposal	—	—	—	(35)	(3,082)	(16)	(3,133)
Amortization (*)	—	(189)	(95,192)	(96,333)	—	—	(191,714)
Reversal of impairment losses	(84,912)	—	—	—	(4)	575	(84,341)
Transfer	—	104	1	4,912	(74)	(4,943)	—
Business combination	—	191	48,514	10,132	7,268	—	66,105
Foreign currencies translation adjustments	(11,931)	—	—	(1,786)	(2)	(117)	(13,836)
Others	—	—	—	(461)	—	(813)	(1,274)

Ending balance	386,994	563	329,809	267,043	60,550	11,688	1,056,647

(*)

Amortization of other intangible assets amounting to 32,495 million won is included in other operating expenses, while the remaining amortization is included in insurance service expenses and general and administrative expenses in the consolidated statement of comprehensive income.

	For the year ended December 31, 2024
	Goodwill	Industrial property rights	Development cost	Other intangible assets	Membership deposit	Construction in progress	Total
Beginning balance	445,093	509	242,091	253,156	47,851	8,142	996,842
Acquisitions	—	18	96,140	94,047	6,988	25,376	222,569
Disposal	—	—	(113)	(1,794)	(2,665)	—	(4,572)
Amortization (*)	—	(188)	(75,417)	(93,679)	—	—	(169,284)
Reversal of impairment losses(Recognition)	—	—	—	—	(296)	(575)	(871)
Transfer	—	109	12,990	11,067	(77)	(24,089)	—
Business combination	15,139	—	—	6,117	756	—	22,012
Foreign currencies translation adjustments	22,475	—	—	4,502	345	586	27,908
Others	—	—	—	137	(497)	(2,842)	(3,202)

Ending balance	482,707	448	275,691	273,553	52,405	6,598	1,091,402

(*)	Amortization of other intangible assets amounting to 28,509 million won is included in other operating expenses.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(3)	Goodwill

1)	Details of allocated goodwill based on each cash-generating unit as of December 31, 2025 and 2024 are as follows (Unit: Korean won in million):

Cash-generating unit (*1)	December 31, 2025	December 31, 2024
Woori Asset Management Corp.	45,066	45,066
Woori Asset Trust Co., Ltd.	102,582	141,780
Woori Venture Partners Co., Ltd.	41,527	41,527
Woori Investment Securities Co., Ltd.	15,139	15,139
PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	72,404	109,262
WOORI BANK (CAMBODIA) PLC (*3)	47,589	64,584
PT Woori Finance Indonesia Tbk.(*4)	54,367	57,861
Others	8,320	7,488

Total	386,994	482,707

(*1)

Allocated to the cash-generating unit that will benefit from the synergy effect of the business combination, and the cash-generating unit is generally comprised of the operating segment or sub-sectors.

(*2)	The Group has acquired Saudara Bank to expand retail sales in Indonesia, and recognized the goodwill as it is expected to strengthen the competitiveness by securing a local sales network in Indonesia.
(*3)	The Group has acquired VisionFund Cambodia to expand retail sales in Cambodia, and recognized goodwill based on the economies of scale and acquired customer base.
(*4)

The Company acquired PT Batavia Prosperindo Finance Tbk to expand its installment financing operations in Indonesia. Goodwill was recognized due to the anticipated enhancement of competitiveness through securing a network in the Indonesian used car market and strengthening existing customer relationships.

2)	Impairment test (Unit: Korean won in million):

The recoverable amount of the cash-generating unit is measured at larger amount between the fair value less costs to sell and the value to use.

The net fair value is calculated by deducting costs of disposal from the amount received from the sale of the cash-generating unit in an arm’s length transaction between the parties with reasonable judgment and willingness to negotiate. In case of difficulty in measuring this amount, the sale amount of a similar cash-generating unit in the past market is calculated by reflecting the characteristics of the cash-generating unit. If reliable information related to fair value less costs to sell is not available, value in use is considered as recoverable amount. Value in use is the present value of future cash flows expected to be generated by the cash-generating unit. Future cash flows are estimated based on the latest financial budget approved by the management, with an estimated period of up to five years. The Group applied 1.0% growth rate to estimate future cash flow for the period over five years. The main assumptions used to estimate cash flows are about the size of the market and the share of the group. The appropriate discount rate for discounting future cash flows is the pre-tax discount rate, including assumptions about risk-free interest rates, market risk premium, and systemic risk of cash-generating units. The impairment test, which compares the carrying amount and recoverable amount of the cash-generating unit to which goodwill has been allocated, is conducted every year and every time an impairment sign occurs.

Category	Woori Investment Securities Co., Ltd. (*1)	Woori Asset Trust Co., Ltd. (*2)(*3)	Woori Asset Management Corp. (*1)	Woori Venture Partners Co., Ltd. (*1)	PT Bank Woori Saudara Indonesia 1906 Tbk (*2)	WOORI BANK (CAMBODIA) PLC (*2)	PT Woori Finance Indonesia Tbk (*1)
Discount rate (%).	15.15	14.82	16.19	13.23	12.96	12.83	14.48
Terminal growth rate (%)	1	1	1	1	1	1	1
Recoverable amount. (Unit: Korean won in million)	14,484	453,902	442,380	247,197	1,106,424	591,103	154,408
Carrying amount (Unit: Korean won in million)	1,208,399	381,319	221,967	231,289	1,136,686	606,555	146,840
Impairment loss	—	(39,198)	—	—	(30,262)	(15,452)	—

(*1)

Based on the results of the impairment test of goodwill, it has been concluded that the carrying amount of the cash-generating unit to which the goodwill is allocated does not exceed its recoverable amount.

(*2)

Based on the results of the impairment test of goodwill, an impairment loss was recognized as the carrying amount of the cash-generating unit to which the goodwill is allocated exceeded its recoverable amount.

(*3)	Amount recognized for the current period based on the impairment test performed upon identification of impairment indicators.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

3)	Sensitivity analysis

The sensitivity of the fair value measurement to changes in significant but unobservable inputs used in measuring fair value is as follows (Unit: Korean Won in millions):

Category		Woori Investment Securities Co., Ltd.	Woori Asset Trust Co., Ltd.	Woori Asset Management Corp.	Woori Venture Partners Co., Ltd.	PT Bank Woori Saudara Indonesia 1906 Tbk	WOORI BANK (CAMBODIA) PLC	PT Woori Finance Indonesia Tbk
Discount rate	Increase by 1.0% point	(167,568)	(30,766)	(24,947)	(33,705)	(97,991)	(52,311)	(12,212)
	Decrease by 1.0% point	206,668	37,046	29,634	42,300	116,379	62,246	14,235
Terminal growth rate	Increase by 1.0% point	140,527	21,975	16,999	29,384	78,719	42,278	9,220
	Decrease by 1.0% point	(116,990)	(18,310)	(14,378)	(23,668)	(66,567)	(35,687)	(7,946)

18.	ASSETS HELD FOR SALE

Assets held for sale are as follows (Unit: Korean Won in millions):

Assets (*)	December 31, 2025	December 31, 2024
Premises and equipment	91,480	31,266
Others	77,011	42,723

Total	168,491	73,989

(*)	The Group classifies assets as held for sale that are highly likely to be sold within one year from December 31, 2025 and 2024.

The Group measured assets held for sale at the lower of their net fair value or carrying amount.

The Group has decided to sell some of the Premises and Equipment through internal consultation during the current year and classified the property as non-current assets held for sale. The assets are expected to be sold within 12 months, and those that were scheduled to be sold at the end of the prior year have been sold and removed. On the other hand, other assets that are expected to be sold as of the end of the current year are classified as assets that are expected to be sold within one year due to the possibility of being sold as buildings and land acquired through auction.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

19.	ASSETS SUBJECT TO LIEN AND ASSETS ACQUIRED THROUGH FORECLOSURES

(1)	Assets subjected to lien are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	Korea Securities Depository, etc.	1,935,048	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	Korea Securities Depository, etc.	656,478	Securities borrowing collateral
	Korean treasury and government bonds, etc.	The BOK, etc.	1,814,134	Settlement risk, etc.
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	24,454	Future trading collateral
	Korean treasury and government bonds, etc.	NEXT SECURITIES (Futures), etc.	36,743	Collateral for derivative contracts, etc.
	Korean financial institutions’ debt securities, etc.	ING BANK, etc.	587,591	Variable margin deposit for CSA, etc.
	Korean capital contributions, etc.	Korea Software Financial Cooperative, etc.	9,279	Bid guarantee
	Due from banks in local currency	KB SECURITIES	1,024	Equity-related derivatives, etc.
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	The BOK, etc.	3,974,635	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	927,890	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	The BOK, etc.	362,317	Settlement risk, etc.
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	9,283,095	Settlement risk, etc.
	Korean treasury and government bonds, etc.	Korea Securities Finance Corporation	20,117	Securities borrowing collateral
	Korean treasury and government bonds, etc.	Industrial Bank of Korea etc.	1,137,895	Collateral for derivative contracts, etc.
	Foreign currency debt securities	CCIL Exchange	150,656	Related to bonds sold under repurchase agreements (*1)
	Foreign currency debt securities	SOCIETE GENERALE	386,609	Variable margin deposit for CSA, etc.
	Foreign currency debt securities	RJF	93,681	Related to the borrowing limit
Securities at amortized cost	Korean treasury and government bonds, etc.	The BOK, etc.	9,100,505	Settlement risk, etc.
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	5,098,911	Settlement risk, etc.
	Foreign currency debt securities	NATIXIS	12,145	Related to bonds sold under repurchase agreements (*1)
	Foreign currency debt securities	RJF, etc.	30,441	Related to the borrowing limit

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		December 31, 2025
		Collateral given to	Amount	Reason for collateral
Loan at amortized cost and other financial assets	Due from banks in local currency	KEB Hana Bank Co., Ltd., etc.	40,431	Collateral for difference settlement
	Due from banks in local currency	Shinhan Life Insurance Co., Ltd.	30	Related to refund liabilities for insurance contract commissions
	Other due from banks in local currency	MetLife Insurance Co., Ltd.	25	Related to refund liabilities for insurance contract commissions
	Other due from banks in local currency	Korea Exchange Co., Ltd.	3,362	Korean Won CCP margin
	Other due from banks in local currency	MSBI LIMITED Seoul	12,634	Variable margin deposit for CSA, etc
	Other due from banks in foreign currency	GOLDMAN SACHS INTL, etc.	353,030	Variable margin deposit for CSA, etc
	Mortgage loan	Public offering	2,067,313	Related to covered bonds
Premises and Equipment	Land and building	Gakorea Co., Ltd., etc.	1,808	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd., etc.	103,267	Right to collateral (*2)

Total			38,225,548

(*1)

The Group has the agreement to repurchase the transferred assets at a predetermined price or at the selling price plus a specified rate of return, and the assets are provided as collateral as bonds for which the financial assets are not derecognized. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(*2)	The maximum pledge amount is 17,008 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		December 31, 2024
		Collateral given to	Amount	Reason for collateral
Financial assets at FVTPL	Korean treasury and government bonds, etc.	Shinhan Bank, etc.	1,271,304	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds, etc.	Korea Securities Depository	240,005	Securities borrowing collateral
	Korean treasury and government bonds, etc.	SHINHAN SECURITIES CO, etc.	11,134	Future trading collateral
	Korean financial institutions’ debt securities, etc.	DBS BANK LTD, SEL, etc.	698,231	Variable margin deposit for CSA, etc.
	Korean capital contributions, etc.	Korea Software Financial Cooperative	109	Bid guarantee, etc.
Financial assets at FVTOCI	Korean financial institutions’ debt securities, etc.	CITIBANK LONDON etc.	74,143	Related to bonds sold under repurchase agreements (*1)
	Korean treasury and government bonds	Industrial Bank of Korea	10,115	Related to bonds sold under repurchase agreements (*1)
	Korean financial institutions’ debt securities, etc.	The BOK, etc.	8,863,286	Settlement risk, etc.
	Debt securities in foreign currencies	Central Bank of Brazil, etc.	164,136	Related to bonds sold under repurchase agreements (*1)
	Debt securities in foreign currencies	RJF	110,530	Related to the borrowing limit
	Debt securities in foreign currencies	SOCIETE GENERALE, PAR, etc.	358,781	Variable margin deposit for CSA, etc.
Securities at amortized cost	Korean treasury and government bonds	The BOK, etc.	11,526,197	Settlement risk, etc.
	Debt securities in foreign currencies	NATIXIS	41,442	Related to bonds sold under repurchase agreements (*1)
	Debt securities in foreign currencies	RJF, etc.	34,508	Related to the borrowing limit
Loan at amortized cost and other financial assets	Due from banks in local currency	KEB Hana Bank Co., Ltd., etc.	6,431	Collateral for difference settlement
	Other due from banks in local currency	Korea Exchange Co., Ltd.	3	Korean Won CCP margin
	Other due from banks in foreign currency	BNP-PARIBAS, PAR, etc.	647,782	Variable margin deposit for CSA, etc.
	Mortgage loan	Public offering	1,790,810	Related to covered bonds
Premises and Equipment	Land and building	Gakorea Co., Ltd., etc.	1,808	Right to collateral and others (*2)
Investment properties	Land and building	Gakorea Co., Ltd., etc.	5,211	Right to collateral (*2)

Total			25,855,966

(*1)

The Group has the agreement to repurchase the sold assets at the predetermined price or the price that includes the rate of return and to provide the guarantee on the assets. The transferee has the right to sell or to provide as guarantee. Therefore, the Group does not derecognize the assets, but recognizes the relevant amounts as liability (bonds sold under repurchase agreements). The asset is equivalent to a mortgage-backed debt security.

(*2)	The maximum pledge amount is 339 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	Assets acquired through foreclosures are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Investment properties
Land	4,195	6,463
Building	—	23

Sub-total	4,195	6,486

Other assets
Building for non-business use (*1)	44,729	46,218
Movables for non-business use (*2)	114	110
Real estate assessment provision for non-business use	(1,794)	(1,898)

Sub-total	43,049	44,430

Assets held for sale
Land	369	2,215
Building	862	1,780

Sub-total	1,231	3,995

Total	48,475	54,911

(*1)	The cumulative depreciation amount as of December 31, 2025 and 2024 is 3,120 million Won and 2,357 million Won, respectively.
(*2)	The cumulative depreciation amount as of December 31, 2025 and 2024 is 370 million Won and 387 million Won, respectively.
(3)	Securities loaned are as follows (Unit: Korean Won in millions):

		December 31, 2025	Loaned to	December 31, 2024	Loaned to
Financial assets at FVTPL	Korean treasury and government bonds, etc.	—	—	12,361	Korea Securities Finance Corporation
Financial assets at FVTOCI	Korean treasury and government bonds, etc.	5,573,299	Korea Securities Finance Corporation and others	—	—
Financial assets at FVTOCI	Foreign currency debt securities	101,439	Nomura Financial Investment (Korea) Co., Ltd.	—	—

Securities loaned are lending of specific securities to borrowers who agree to return the same amount of the same security at the end of lending period. As the Group does not derecognize these securities.

(4)	Collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties

Fair values of collaterals held that can be disposed and re-subjected to lien regardless of defaults of counterparties as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	14,673,954	—

	December 31, 2024
	Fair values of collaterals	Fair values of collaterals were disposed or re-subjected to lien
Securities	10,640,153	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

20.	OTHER ASSETS

Details of other assets are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Lease assets	3,823,620	3,965,839
Prepaid expenses	416,230	359,638
Advance payments	75,234	194,881
Non-operational assets	43,050	44,430
Others	66,594	40,575

Total	4,424,728	4,605,363

21.	FINANCIAL LIABILITIES AT FVTPL

(1)	Financial liabilities at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Financial instruments at fair value through profit or loss	5,889,433	9,348,781
Financial liabilities designated to be measured at FVTPL	467,501	547,816

Total	6,356,934	9,896,597

(2) Financial liabilities at fair value through profit or loss measured at fair value are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Deposits
Gold banking liabilities	263,251	74,205
Borrowings
Securities sold	496,518	182,478
Derivative liabilities	5,129,664	9,092,098

Total	5,889,433	9,348,781

(3)	Financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Deposits due to customers
Time deposits	467,501	547,816

In accordance with documented risk management or investment strategies, the group manages a portfolio of financial instruments on a fair value basis and evaluates their performance. Therefore, under K-IFRS 1109 Financial Instrument, financial liabilities are designated to be measured at FVTPL as this provides more relevant information.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)	Changes in fair value due to change in credit risk reflected in financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025	For the year ended December 31, 2024
Financial liabilities designated to be measured at FVTPL at the end of each period	467,501	547,816
Changes in fair value due to change in credit risk (*)	74	(1,831)
Accumulated change in fair value due to change in credit risk (*)	(1,757)	(1,831)

(*)

The amounts recognized in other comprehensive loss related to financial liabilities designated to be measured at FVTPL are 74 million Won with an accumulated profit of 1,757 million Won during the year ended December 31, 2025. The amounts recognized in other comprehensive income related to financial liabilities designated to be measured at FVTPL are 1,831 million Won with an accumulated profit of 1,831 million Won during the year ended December 31, 2024.

The adjustment to reflect the Group’s credit risk is considered in measuring the fair value of deposits due to customers. The Group’s credit risk is determined by adjusting credit spread observed in credit rating of the Group.

(5)	The difference between carrying amount and nominal amount at maturity of financial liabilities designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Carrying amount	467,501	547,816
Nominal amount at maturity	450,000	530,000
Difference	17,501	17,816

22.	DEPOSITS DUE TO CUSTOMERS

Details of deposits due to customers by type are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Deposits in local currency:
Deposits on demand	8,195,492	7,880,603
Savings deposits with withdrawal on demand	125,367,093	115,527,487
Other savings deposits	173,435,409	175,380,553
Mutual installment	18,219	19,901
Deposits on notes payables	3,685,924	4,000,894
Deposits on CMA	112,671	120,666
Certificate of deposits	9,274,299	11,742,425
Other deposits	955,588	1,037,811

Sub-total	321,044,695	315,710,340

Deposits in foreign currencies:
Deposits in foreign currencies	55,428,606	50,988,673
Present value discount	(138,961)	(144,359)

Customers’ deposits for beneficiary	246,505	266,502

Total	376,580,845	366,821,156

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

23.	BORROWINGS AND DEBENTURES

(1)	Details of borrowings are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.0	1,845,239
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,195,534
Others	The Korea Development Bank and others	0.0 ~ 4.6	8,378,570

Sub-total			12,419,343
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.8 ~ 10.0	13,071,842
Bills sold	Others	0.0 ~ 2.0	1,033
Call money	Bank and others	1.7 ~ 10.0	2,013,940
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 14.9	6,678,468
Present value discount			(1,359)

Total			34,183,267

	December 31, 2024
	Lenders	Interest rate (%)	Amount
Borrowings in local currency:
Borrowings from The BOK	The BOK	1.5	1,981,928
Borrowings from government funds	Small Enterprise and Market Service and others	0.0 ~ 3.5	2,165,257
Others	The Korea Development Bank and others	0.0 ~ 5.6	7,955,941

Sub-total			12,103,126
Borrowings in foreign currencies:
Borrowings in foreign currencies	The Export-Import Bank of Korea and others	0.0 ~ 12.0	15,081,035
Bills sold	Others	0.0 ~ 2.7	3,690
Call money	Bank and others	1.7 ~ 4.9	1,402,780
Bonds sold under repurchase agreements	Other financial institutions	1.0 ~ 12.2	1,530,767
Present value discount			(4,367)

Total			30,117,031

(2)	Details of debentures are as follows (Unit: Korean Won in millions):

	December 31, 2025		December 31, 2024
	Interest rate (%)	Amount	Interest rate (%)	Amount
Face value of bond (*):
Ordinary bonds	0.8 ~ 7.5	47,124,232	0.8 ~ 7.5	41,665,997
Subordinated bonds	1.9 ~ 6.7	6,683,193	1.9 ~ 5.1	4,421,380
Other bonds	2.9 ~ 17.0	1,782,423	1.6 ~ 17.0	2,250,672

Sub-total		55,589,848		48,338,049

Discounts on bonds		(6,456)		(130,946)

Total		55,583,392		48,207,103

(*)

Included debentures under fair value hedge amounting to 4,046,624 million won and 3,952,047 million won as of December 31, 2025 and 2024 respectively. Also, debentures under cash flow hedge amounting to 1,410,514 million won and 1,860,100 million won are included as of December 31, 2025 and 2024 respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

24.	INSURANCE CONTRACTS

(1)	Details of insurance contracts assets and insurance contracts liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Life	Health	Annuity/Savings and others	Variable	Total
Insurance contracts assets	—	—	—	—	—
Insurance contracts liabilities	8,078,577	8,032,075	25,460,803	4,002,409	45,573,864

Net insurance contracts liabilities (asset)	8,078,577	8,032,075	25,460,803	4,002,409	45,573,864

(2)	Assumptions for current estimates of future cash flows and basis for calculation for the year ended December 31, 2025, are as follows:

1)	Tongyang Life Insurance Co., Ltd.

	Experience rate (%)	Basis
Lapse ratio	0% ~ 66.5%	The ratio of surrender value to contract insurance premiums calculated by insurance type, payment method, channels, period of premium payments and durations computed based on experience statistics from the most recent 5 years as of June 30, 2025.

Loss ratio	7.1% ~ 774.9%

The ratio of claims paid to risk premiums calculated by collateral, gender, channels and experience life table based on experience statistics from the most recent 5 years as of June 30, 2025.

* For PYTREND and CHN, the most recent 5-year experience statistics are used and for Trend, the most 10-year experience statistics are used.

Operating expense ratio	—

The acquisition and operating expense ratio is calculated by channels and insurance type as a proportionate unit cost based on operating expenses spendings and experience statistics from the most recent year as of June 30, 2025. (recent 3 years for investment management cost)

* Agent commission fees and sales promotion expenses are measured by policy duration based on the amounts expected to be actually incurred, in accordance with applicable regulations such as commission payment guidelines.

* Depending on the characteristics of cost incurrence, cost drivers applied include converted results, the number of new and existing contracts, projected acquisition and operating expenses, insurance premiums, reserve funds and others.

Discount rate	3.53% ~ 4.20%	A total of 1,000 interest rate scenarios were applied by estimating parameters that ensure consistency with market-traded assets, based on an adjusted risk-free interest rate term structure reflecting long-term forward rates and liquidity premiums.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Confidence level of the risk adjustment for non-financial risk	75%	Under the assumption that probability distribution of present value of future cash flows as at each reporting date follows normal distribution, risk adjustment is calculated as as the amount which 75th percentile exceeds the probability weighted average of present value of future cash flows.

2)	ABL Life Insurance Co., Ltd.

	Experience rate (%)	Basis
Lapse ratio	0% ~ 61%

The ratio of surrender value to contract insurance premiums calculated by interest level, insurance type, payment method, channels, level of surrender value of insurance contracts, period of premium payments and durations computed based on experience statistics from the most recent 5 years as of June 30, 2025.

* Lapse rates for insurance with non-surrender value or low-surrender value are determined in accordance with the Actuarial Standard of Practice on the calculation and application of actuarial assumptions.

Loss ratio	5% ~ 1,314%

The ratio of claims paid to risk premiums calculated by collateral, gender, age, channels, experience life table and others based on experience statistics from the most recent 5 years as of June 30, 2025.

* Determined in accordance with the Actuarial Standard of Practice on the calculation and application of actuarial assumptions.

*The claims paid are based on the statistics of the 5 years preceding the occurrence of the accident and are determined by taking into account the progress rate of the incurred but not reported losses.

Operating expense ratio	—

The acquisition and operating expense ratio is calculated as a proportionate unit cost of initial premium, converted results, the number of contracts, premium, claim payments, reserve funds, policy loans and others based on experience statistics from the most recent years and business plan, the company’s future expense cost reflected.

* Statistics period: applying 1-year for contract execution expense, contract maintenance expense, claims handling cost and investment management cost, and 3-year for investment management cost of policy loans.

Discount rate	(4.57)% ~ 26.06%	By estimating the parameter that is consistent with assets traded in the market, apply 1,000 interest rate scenarios to the adjusted risk-free term structure of interest rates, which incorporates the long-term forward rate and liquidity premium.

Confidence level of the risk adjustment for non-financial risk	75%	Under the assumption that probability distribution of present value of future cash flows as at each reporting date follows normal distribution, calculate risk adjustment as the amount which 75th percentile exceeds the probability weighted average of present value of future cash flows.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(3)

Changes in liabilities for remaining coverage and liabilities for claims incurred within insurance contracts liabilities for the year ended December 31, 2025, are as follows (Unit: Korean Won in millions):

	December 31, 2025
		Liability (asset) for remaining coverage		Liability (asset) for incurred claims	Total
		Excluding loss component	Loss component
Beginning balance	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	—	—	—	—

	Net insurance contracts liabilities (asset)	—	—	—	—

Increase due to business combinations	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	44,945,543	121	2,121,606	47,067,270

	Net insurance contracts liabilities (asset)	44,945,543	121	2,121,606	47,067,270

Insurance income	Insurance contracts under conversion	(1,005,778)	—	—	(1,005,778)

	Sub-total	(1,005,778)	—	—	(1,005,778)

Insurance service expense	Insurance expenses and insurance service expenses incurred	6,922	(288)	689,745	696,379
	Amortization of insurance acquisition cash flows	148,980	—	—	148,980
	Changes in liability for incurred claims	—	—	23,777	23,777
	Reversal of loss components	—	32,478	—	32,478

	Sub-total	155,902	32,190	713,522	901,614

Insurance service result		(849,876)	32,190	713,522	(104,164)
Insurance finance interest income and other insurance finance income	Net income	1,093,463	63	38,709	1,132,235
	Other comprehensive income	(2,395,497)	—	(379)	(2,395,876)

	Sub-total	(1,302,034)	63	38,330	(1,263,641)

Total Changes in net income, other comprehensive income and insurance service result		(2,151,910)	32,253	751,852	(1,367,805)
Investment components excluded from insurance service result and insurance finance income		(2,308,250)	—	2,308,250	—
Cash flow	Premium received	3,496,221	—	—	3,496,221
	Insurance acquisition cash flow	(649,882)	—	—	(649,882)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	Claims and other insurance service expenses paid including investment components	(60,533)	—	(2,920,102)	(2,980,635)

	Sub-total	2,785,806	—	(2,920,102)	(134,296)

Other increase (decrease)		(738)	88	9,345	8,695
Ending balance	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	43,270,451	32,462	2,270,951	45,573,864

	Net insurance contracts liabilities (asset)	43,270,451	32,462	2,270,951	45,573,864

(4)

Changes in the estimate of the present value of the future cash flows, risk adjustment for non-financial risk and contractual service margin for the year ended December 31, 2025, are as follows (Unit: Korean Won in millions):

	December 31, 2025
		Estimate of the present value of future cash flows	Risk adjustment for non-financial risk	Insurance contracts under conversion	Total
Beginning balance	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	—	—	—	—

	Net insurance contracts liabilities (asset)	—	—	—	—

Increase due to business combinations	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	42,710,666	773,337	3,583,267	47,067,270

	Net insurance contracts liabilities (asset)	42,710,666	773,337	3,583,267	47,067,270

Changes related to current service	Amortization of contractual service margin	—	—	(154,187)	(154,187)
	Changes in risk adjustment for non-financial risk	—	(26,471)	—	(26,471)
	Experience adjustments	20,234	5	—	20,239

	Sub-total	20,234	(26,466)	(154,187)	(160,419)

Changes related to future service	Change in estimate adjusting contractual service margin	936,116	(30,014)	(906,102)	—
	Change in estimate adjusting losses (reversal) of group of onerous contracts	53,294	(28,990)	—	24,304
	Effect of initially recognized contracts	(488,210)	49,342	447,042	8,174

	Sub-total	501,200	(9,662)	(459,060)	32,478

Changes related to past service	Changes in liability for incurred claims	22,770	1,007	—	23,777

	Sub-total	22,770	1,007	—	23,777

Insurance service result		544,204	(35,121)	(613,247)	(104,164)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Insurance finance interest income and other insurance finance income	Net income	1,059,968	8,724	63,543	1,132,235
	Other comprehensive income	(2,397,918)	2,042	—	(2,395,876)

	Sub-total	(1,337,950)	10,766	63,543	(1,263,641)

Total Changes in net income, other comprehensive income and insurance service result		(793,746)	(24,355)	(549,704)	(1,367,805)
Cash flow	Premium received	3,496,221	—	—	3,496,221
	Insurance acquisition cash flow	(649,882)	—	—	(649,882)
	Claims and other insurance service expenses paid including investment components	(2,980,630)	(5)	—	(2,980,635)

	Sub-total	(134,291)	(5)	—	(134,296)

Other increase (decrease)		8,695	—	—	8,695
Ending balance	Insurance contracts assets	—	—	—	—
	Insurance contracts liabilities	41,791,324	748,977	3,033,563	45,573,864

	Net insurance contracts liabilities (asset)	41,791,324	748,977	3,033,563	45,573,864

(5)

The effect on the consolidated statement of financial position at the time of initial recognition of new insurance contracts for the year ended December 31, 2025 is as follows (Unit: Korean Won in millions):

		December 31, 2025
		The estimates of the present value of future cash outflows		The estimates of the present value of future cash inflows	Risk adjustment for non-financial risk	Contractual Service Margin	Total	Loss at initial recognition
		Insurance acquisition cash flow	Insurance expenses and insurance
Initial recognition of new insurance contracts (*1)	Non-onerous contracts	608,795	3,444,352	(4,546,284)	46,095	447,042	—	—
	Onerous contracts	46,026	227,758	(268,857)	3,247	—	8,174	8,174
	Sub-total	654,821	3,672,110	(4,815,141)	49,342	447,042	8,174	8,174

Business Combination		630,150	101,042,991	(58,962,475)	773,337	3,583,267	47,067,270	121

	Total	1,284,971	104,715,101	(63,777,616)	822,679	4,030,309	47,075,444	8,295

(*1) There are no insurance contracts acquired in a transfer.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(6)

Expected amounts of insurance revenue to be recognized in profit or loss by the anticipated amortization period of the contractual service margin (CSM) for insurance contracts as of December 31, 2025, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	1 year	2 years	3 years	4 years	5 years	6 years to 10 years	11 years to 20 years	21 years to 30 years	More than 30 years	Total
Life	30,628	28,920	28,431	28,613	28,616	131,482	222,769	180,182	275,902	955,543
Health	78,792	70,989	62,633	57,086	52,756	213,953	331,027	259,354	397,794	1,524,384
Annuity/Savings and others	46,266	41,112	37,263	33,865	29,973	104,470	76,944	29,301	17,550	416,744
Variable	16,368	14,377	12,600	10,898	9,375	31,108	27,175	9,890	5,101	136,892

Total	172,054	155,398	140,927	130,462	120,720	481,013	657,915	478,727	696,347	3,033,563

(7)	Details and fair value of underlying assets of participating insurance contracts as of December 31, 2025, are as follows (Unit: Korean Won in millions):

December 31, 2025
Cash and deposits	257,847
Securities	2,594,648
Other assets	75,383

Total	2,927,878

(8)

Amount related to time value of money related to risk mitigation for participating insurance contracts, financial risks allocated and changes in fulfillment cash flows that are not recognized as contractual service margin as of December 31, 2025, is as follows (Unit: Korean Won in millions):

December 31, 2025
Not recognized as contractual service margin	50,448

(9)	No amounts from the valuation of financial assets at FVTOCI relate to the insurance contracts under the fair value approach or conversion of the modified retrospective approach.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

25.	REINSURANCE CONTRACT

(1)	Details of reinsurance contracts assets and reinsurance contracts liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Life	Health	Annuity/ Savings and others	Total
Reinsurance contracts assets	381,667	231,261	7,279	620,207
Reinsurance contracts liabilities	52,842	131,344	606	184,792

Net reinsurance contracts asset (liabilities)	328,825	99,917	6,673	435,415

(2)

Changes in liabilities for remaining coverage and liabilities for incurred claims within reinsurance contracts liabilities that premium allocation approach was not applied for the year ended December 31, 2025, are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Liability (asset) for remaining coverage		Asset (liability) for incurred claims	Total
		Excluding loss recovery component	Loss recovery component
Beginning balance	Reinsurance contracts assets	—	—	—	—
	Reinsurance contracts liabilities	—	—	—	—

	Net reinsurance contracts assets (liabilities)	—	—	—	—

Increase due to business combinations	Reinsurance contracts assets	582,962	—	3,484	586,446
	Reinsurance contracts liabilities	153,241	—	(16,892)	136,349

	Net reinsurance contracts assets (liabilities)	429,721	—	20,376	450,097

Reinsurance expenses	Reinsurance contracts under conversion	(37,012)	—	—	(37,012)
Reinsurance income	Reinsurance expenses and reinsurance service expenses incurred	(37,012)	—	—	(37,012)
	Changes in asset for incurred claims	—	56	32,285	32,341
	Reversal of loss components	—	—	3,745	3,745

	Sub-total	—	633	—	633

Insurance service result		—	689	36,030	36,719
Reinsurance finance interest income and other insurance finance income	Effect of changes in credit risk of reinsurance liabilities	(37,012)	689	36,030	(293)
	Net income	365	—	—	365
	Other comprehensive income	6,115	278	512	6,905

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Sub-total		(20,099)	—	(58)	(20,157)

Total Changes in net income, other comprehensive income and reinsurance service result		(13,619)	278	454	(12,887)
Reinsurance service result and investment components excluded from reinsurance finance interest income and other insurance finance income		(50,631)	967	36,484	(13,180)
Cash flow	Premium paid	(39,806)	—	39,806	—
	Claims and other reinsurance service expenses paid including investment components	62,921	—	—	62,921

Sub-total		(6,662)	—	(59,840)	(66,502)

Other increase (decrease)		56,259	—	(59,840)	(3,581)
Ending balance	Reinsurance contracts assets	—	—	2,079	2,079
	Reinsurance contracts liabilities	460,626	125,747	33,834	620,207

	Net reinsurance contracts asset (liabilities)	65,083	124,780	(5,071)	184,792

		395,543	967	38,905	435,415

(3)

Changes in the estimate of the present value of the future cash flows, risk adjustment for non-financial risk and contractual service margin for the year ended December 31, 2025, are as follows (Unit: Korean Won in millions):

		December 31, 2025
		Estimate of the present value of future cash flows	Risk adjustment for non-financial risk	Reinsurance contracts under conversion	Total
Beginning balance	Reinsurance contracts assets	—	—	—	—
	Reinsurance contracts liabilities	—	—	—	—

	Net reinsurance contracts asset (liabilities)	—	—	—	—

Increase due to business combinations	Reinsurance contracts assets	470,958	17,215	98,273	586,446
	Reinsurance contracts liabilities	289,635	(20,976)	(132,310)	136,349

	Net reinsurance contracts asset (liabilities)	181,323	38,191	230,583	450,097

Changes related to current service	Amortization of contractual service margin	—	—	(7,868)	(7,868)
	Changes in risk adjustment for non-financial risk	—	(1,024)	—	(1,024)
	Experience adjustments	4,221	—	—	4,221

Sub-total		4,221	(1,024)	(7,868)	(4,671)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Changes related to future service	Change in estimate adjusting contractual service margin	133,284	(990)	(132,294)	—
	Change in estimate adjusting loss recovery component	6,196	(5,715)	—	481
	Effect of initially recognized contracts	(572)	38	686	152

Sub-total		138,908	(6,667)	(131,608)	633

Changes related to past service	Changes in asset for incurred claims	3,643	102	—	3,745

Sub-total		3,643	102	—	3,745

Reinsurance service result		146,772	(7,589)	(139,476)	(293)
Reinsurance finance interest income and other insurance finance income	Effect of changes in credit risk of reinsurance liabilities	365	—	—	365
	Net income	2,732	273	3,900	6,905
	Other comprehensive income	(19,685)	(472)	—	(20,157)

Sub-total		(16,588)	(199)	3,900	(12,887)

Total Changes in net income, other comprehensive income and reinsurance service result		130,184	(7,788)	(135,576)	(13,180)
Cash flow	Premium paid	62,921	—	—	62,921
	Claims and other reinsurance service expenses paid including investment components	(66,502)	—	—	(66,502)

Sub-total		(3,581)	—	—	(3,581)

Other increase (decrease)		2,079	—	—	2,079
Ending balance	Reinsurance contracts assets	371,842	24,068	224,297	620,207
	Reinsurance contracts liabilities	61,837	(6,335)	129,290	184,792

	Net reinsurance contracts asset (liabilities)	310,005	30,403	95,007	435,415

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)

The effect on the consolidated statement of financial position at the time of initial recognition of new reinsurance contracts for the year ended December 31, 2025 is as follows (Unit: Korean Won in millions):

		December 31, 2025
		The estimates of the present value of future cash outflows	The estimates of the present value of future cash inflows	Risk adjustment for non-financial risk	Contractual Service Margin	Total	Loss recovery component at initial recognition
Initial recognition of new reinsurance contracts (*1)	Non-profitable group of contracts	(558)	480	5	73	—	—
	Profitable group of contracts	(3,265)	2,771	33	613	152	152
Sub-total		(3,823)	3,251	38	686	152	152

Business Combination		(2,665,609)	2,846,933	38,190	230,583	450,097	—

Total		(2,669,432)	2,850,184	38,228	231,269	450,249	152

(*1)	There are no reinsurance contracts acquired in a transfer.

(5)

Expected amounts of insurance revenue to be recognized in profit or loss by the anticipated amortization period of the contractual service margin (CSM) for reinsurance contracts as of December 31, 2025, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	1 year	2 years	3 years	4 years	5 years	6 years to 10 years	11 years to 20 years	21 years to 30 years	More than 30 years	Total
Life	366	340	320	302	287	1,185	1,627	934	555	5,916
Health	(25,395)	(23,719)	(18,737)	(13,295)	(5,064)	25,764	71,820	51,391	26,026	88,791
Annuity/Savings and others	43	38	33	29	25	78	45	9	—	300

Total	(24,986)	(23,341)	(18,384)	(12,964)	(4,752)	27,027	73,492	52,334	26,581	95,007

26.	PROVISIONS

(1)	Details of provisions are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Asset retirement obligation	106,786	97,772
Provisions for guarantees (*1)	79,317	71,470
Provisions for unused loan commitments	137,081	137,562
Other provisions (*2)	467,549	304,624

Total	790,733	611,428

(*1)	Provisions for guarantees include provision for financial guarantee of 52,733 million won and 48,785 million won as of December 31, 2025 and 2024, respectively.
(*2)	Other provisions consist of provision for litigation, loss compensation and others.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	Changes in provisions for guarantees and unused loan commitments are as follows (Unit: Korean Won in millions):

1)	Provisions for guarantees

	For the year ended December 31, 2025
	Stage1	Stage2	Stage3	Total
Beginning balance	57,309	2,534	11,627	71,470
Transfer to 12-month expected credit loss	536	(536)	—	—
Transfer to expected credit loss for the entire period	(438)	438	—	—
Transfer to credit-impaired financial assets	(809)	(39)	848	—
Net provision of unused amount	4,005	1,015	3,344	8,364
Others (*)	(512)	(5)	—	(517)

Ending balance	60,091	3,407	15,819	79,317

(*) Recognized as a result of changes in financial guarantee liabilities.

	For the year ended December 31, 2024
	Stage1	Stage2	Stage3	Total
Beginning balance	70,678	2,800	7,225	80,703
Transfer to 12-month expected credit loss	317	(317)	—	—
Transfer to expected credit loss for the entire period	(230)	230	—	—
Transfer to credit-impaired financial assets	(100)	(90)	190	—
Net provision (reversal) of unused amount	(9,352)	(108)	4,211	(5,249)
Others (*)	(4,004)	19	1	(3,984)

Ending balance	57,309	2,534	11,627	71,470

(*) Recognized as a result of new financial guarantee contract valued at initial fair value.

2)	Provisions for unused loan commitment

	For the year ended December 31, 2025
	Stage1	Stage2	Stage3	Total
Beginning balance	108,218	24,896	4,448	137,562
Transfer to 12-month expected credit loss	9,547	(9,514)	(33)	—
Transfer to expected credit loss for the entire period	(3,171)	3,179	(8)	—
Transfer to credit-impaired financial assets	(1,477)	(523)	2,000	—
Net provision (reversal) of unused amount	(4,363)	3,608	(2,701)	(3,456)
Changes due to business combinations	2,961	—	14	2,975
Others	(216)	1	215	—

Ending balance	111,499	21,647	3,935	137,081

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2024
	Stage1	Stage2	Stage3	Total
Beginning balance	108,775	26,328	232	135,335
Transfer to 12-month expected credit loss	9,966	(9,945)	(21)	—
Transfer to expected credit loss for the entire period	(3,485)	3,491	(6)	—
Transfer to credit-impaired financial assets	(277)	(321)	598	—
Net provision (reversal) of unused amount	(7,731)	5,209	3,412	890
Others	970	134	233	1,337

Ending balance	108,218	24,896	4,448	137,562

(3)	Changes in asset retirement obligation for the years ended December 31, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Beginning balance	97,772	95,179
Provisions provided	4,700	5,790
Provisions used	(8,447)	(5,467)
Reversal of provisions unused	(314)	(957)
Amortization	1,458	1,551
Changes due to business combinations	4,512	218
Increase in restoration costs and others	7,105	1,458

Ending balance	106,786	97,772

The amount of the asset retirement obligation is the present value of the best estimate of future expected expenditure to settle the obligation – arising from leased property as of December 31, 2025, discounted by appropriate discount rate. The restoration cost is expected to occur by the end of each property’s lease period, and the Group has used average lease period for each category of leases terminated during the past years in order to rationally estimate the lease period. In addition, the Group used average amount of actual recovery cost for the past 3 years and the inflation rate for last year in order to estimate future recovery cost.

(4)	Changes in other provisions for the years ended December 31, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Beginning balance	304,624	494,814
Provisions provided	135,823	31,028
Provisions used	(5,185)	(186,343)
Reversal of provisions unused	(377)	(9,069)
Foreign currencies translation adjustments	82	209
Transfer	(16,283)	(21,343)
Changes due to business combinations	48,754	—
Others	111	(4,672)

Ending balance	467,549	304,624

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(5)	Others

1)

The Group recognized the estimated amount of compensation related to incomplete sales of Derivative Linked Fund (DLF) in 2019 and provisions for fines expected to be imposed by the Financial Services Commission as the best estimate of expenditure required to fulfil its current obligations at the end of the period.

2)

The Group recognized provisions for estimated compensation amounts related to the prepayment arising from the delay in the redemption of funds and other related issues and the dispute settlement as the best estimate of the expenditure amounting to 259,168 million won and 246,422 million Won as of December 31, 2025 and 2024. In addition, the Group recognized provisions of KRW 2,847 million and KRW 781 million as of December 31, 2025 and 2024, respectively, for estimated compensation related to expected losses of customers who invested in equity-linked securities, as well as for fines and penalties expected to be imposed by the Financial Services Commission.

27.	NET DEFINED BENEFIT LIABILITY(ASSET)

The Group’s pension plan is based on the defined benefit retirement pension plan. Employees and directors with one or more years of service are entitled to receive payment upon termination of their employment, based on their length of service and rate of salary at the time of termination. The assets of the plans are measured at their fair value at the end of reporting date. The plan liabilities are measured using the projected unit method, which takes account of projected earnings increases, using actuarial assumptions that give the best estimate of the future cash flows that will arise under the plan liabilities.

The Group is exposed to various risks through defined benefit retirement pension plan, and the most significant risks are as follows:

Volatility of assets	The defined benefit obligation was estimated with an interest rate calculated based on the return on high quality corporate bond. A deficit may occur if the rate of return of plan assets falls short of the interest rate.

Decrease in the return on high quality corporate bond	A decrease in the return on high quality corporate bonds will be offset by some increase in the value of debt securities that the employee benefit plan owns but will bring an increase in the defined benefit obligation.

Risk of inflation	Defined benefit obligations are related to inflation rate; the higher the inflation rate is, the higher the level of liabilities. Therefore, deficit occurs in the system if an inflation rate increases.

(1)	Details of net defined benefit liability(asset) are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Present value of defined benefit obligation	1,982,526	1,751,605
Fair value of plan assets (*)	(2,157,163)	(1,892,290)
Net defined benefit liabilities (assets) (*)	(174,637)	(140,685)
Intercompany transaction adjustments	269,170	—

Net defined benefit liabilities (assets) (after intercompany offsets)	94,533	(140,685)

(*) The amount before intercompany offsets within the consolidated entity

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	Changes in the carrying value of defined benefit obligation are as follows (Unit: Korean Won in millions):

		For the years ended December 31
		2025	2024
Beginning balance		1,751,605	1,574,087
Current service cost		161,468	143,051
Past service cost (*)		28,060
Interest cost		76,312	70,959
Remeasurements	Financial assumption	(36,629)	88,078
	Demographic assumptions	2,767	(264)
	Experience adjustments	37,161	(18,547)
Retirement benefit paid		(136,267)	(101,008)
Foreign currencies translation adjustments		779	401
Changes due to business combinations		101,464	—
Others		(4,194)	(5,152)

Ending balance		1,982,526	1,751,605

(*)	This was caused by changes in the criteria for assessing ordinary wages during the year ended December 31, 2025.

(3)	Changes in the plan assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Beginning balance	1,892,290	1,807,408
Interest income	78,326	84,981
Remeasurements	(12,240)	(15,323)
Employer’s contributions	261,143	115,159
Retirement benefit paid	(138,874)	(94,940)
Changes due to business combinations	80,980	—
Others	(4,462)	(4,995)

Ending balance	2,157,163	1,892,290

(4)	The fair value of the plan assets by composition is as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Cash and due from banks and others	2,157,163	1,892,290

Meanwhile, among plan assets, realized returns on plan assets amount to 66,086 million won and 69,658 million won for the years ended December 31, 2025 and 2024, respectively. The contribution expected to be paid in the next accounting year amounts to 159,332 million won.

(5)	Amounts related to the defined benefit plan that are recognized in the consolidated statements of comprehensive income are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Current service cost	161,468	143,051
Past service cost (*1)	28,060	—
Net interest income	(2,014)	(14,022)
Cost recognized in net income	187,514	129,029
Remeasurements (*2)	15,539	84,590

Cost recognized in total comprehensive income	203,053	213,619

(*1)	This was caused by changes in the criteria for assessing ordinary wages during the year ended December 31, 2025.
(*2)	Amount before tax

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Retirement benefits related to defined contribution plans recognized as expenses are 13,885 million won, and 5,470 million won for the years ended December 31, 2025 and 2024, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(6)	Key actuarial assumptions used in net defined benefit liability(asset) measurement are as follows:

	December 31, 2025	December 31, 2024
Discount rate	3.6% ~ 5.48%	3.68% ~ 4.62%
Future wage growth rate	2.4% ~ 6.39%	2.4% ~ 6.01%
Mortality rate	Issued by Korea Insurance Development Institute	Issued by Korea Insurance Development Institute
Retirement rate	Experience rate for each employment classification	Experience rate for each employment classification

The weighted average maturity of defined benefit liability is a minimum of 4.67 to a maximum 10.64 years.

(7)	The sensitivity to actuarial assumptions used in the assessment of defined benefit obligation is as follows (Unit: Korean Won in millions):

		December 31, 2025	December 31, 2024
Discount rate	Increase by 1% point	(166,963)	(182,522)
	Decrease by 1% point	192,449	213,568
Future wage growth rate	Increase by 1% point	193,539	214,942
	Decrease by 1% point	(170,732)	(185,974)

28.	OTHER FINANCIAL LIABILITIES AND OTHER LIABILITIES

Other financial liabilities and other liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Other financial liabilities:
Accounts payable	8,059,195	7,250,633
Accrued expenses	4,456,143	4,694,493
Borrowings from trust accounts	7,692,762	6,769,383
Agency business revenue	594,685	733,990
Foreign exchange payables	784,357	902,564
Domestic exchange settlement credits	11,749,779	7,592,473
Lease liabilities	541,572	527,090
Other miscellaneous financial liabilities	4,250,210	3,857,393
Present value discount	(10,645)	(13,968)

Sub-total	38,118,058	32,314,051

Other liabilities:
Unearned income	354,792	407,525
Other miscellaneous liabilities	479,102	388,973

Sub-total	833,894	796,498

Total	38,951,952	33,110,549

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

29.	DERIVATIVES

(1)	Derivative assets and derivative liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2025
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	1,028,982	—	—	—	—	—	—
Forwards	6,097,038	7,192	—	155,174	139,341	—	118,441
Swaps	134,440,759	903	37,010	136,822	—	27,050	141,569
Written options	320,000	—	—	—	—	—	8,194
Currency:
Futures	131,014	—	—	—	—	—	—
Forwards	111,686,895	2,221	1,201	2,652,148	236,677	70,989	1,190,226
Swaps	76,846,634	168,653	—	2,827,872	141,304	—	3,670,407
Purchase options	67,650	—	—	1,267	—	—	—
Written options	81,999	—	—	—	—	—	827
Equity:
Futures	476,305	—	—	—	—	—	—
Forwards	163	—	—	104	—	—	—
Purchase options	1711	—	—	816	—	—	—
Others:
Futures	8,378	—	—	—	—	—	—

Total	331,187,528	178,969	38,211	5,774,203	517,322	98,039	5,129,664

	December 31, 2024
		Assets			Liabilities
	Nominal amount	For cash flow hedge	For fair value hedge	For trading	For cash flow hedge	For fair value hedge	For trading
Interest rate:
Futures	449,127	—	—	—	—	—	—
Forwards	3,530,000	—	—	52,855	—	—	274,980
Swaps	138,816,980	—	10,102	308,333	180	102,635	199,761
Purchase options	50,000	—	—	81	—	—	—
Written options	360,000	—	—	—	—	—	10,595
Currency:
Futures	2,837	—	—	—	—	—	—
Forwards	111,927,474	—	—	5,638,032	—	—	1,805,299
Swaps	85,880,218	165,089	—	4,089,265	—	—	6,796,459
Purchase options	175,221	—	—	4,779	—	—	—
Written options	265,182	—	—	—	—	—	3,603
Equity:
Futures	—	—	—	—	—	—	—
Forwards	1,520	—	—	182	—	—	—
Swaps	7,698	—	—	—	—	—	1,401
Purchase options	1,767	—	—	1,005	—	—	—
Written options	—	—	—	—	—	—	—

Total	341,468,024	165,089	10,102	10,094,532	180	102,635	9,092,098

Derivatives held for trading are classified into financial assets at FVTPL (Note 8) and financial liabilities at FVTPL (Note 21), and derivatives designated for hedging are presented as a separate line item in the consolidated statements of financial position.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	Overview of the Group’s hedge accounting

1)	Fair value hedge

a)	Debentures

As of December 31, 2025, the Group has applied fair value hedge on fixed interest rate foreign currency denominated debentures amounting to 3,763,978 million Won, and local currency denominated debentures amounting to 282,646 million Won. The purpose of the hedging is to avoid fair value volatility risk of fixed interest rates foreign and local currency denominated debentures derived from fluctuations of market interest rate, and as such the Group entered into interest rate swap agreements designated as hedging instruments.

Pursuant to the interest rate swap agreement, by swapping the calculated difference between the fixed interest rate and floating interest rate applied to the nominal value, the fair value fluctuation risk is hedged as the foreign currency denominated debentures and local currency debentures fixed interest rate terms are converted to floating interest rate. Pursuant to the interest rate swap agreement, hedge ratio is determined by matching the nominal value of hedging instrument to the face value of the hedged item.

In this hedging relationship, only the market interest rate fluctuation, which is the most significant part of the fair value change of the hedged item, is designated as the hedged risk, and other risk factors including credit risk are not included in the hedged risk. Therefore, the ineffective portion of the hedge could arise from fluctuations in the timing of the cash flow of the hedged item, price margin set by counterparty of hedging instrument, and unilateral change in credit risk of any party of hedging instrument.

The interest rate swap agreements and the hedged items are subject to fluctuations in the underlying market rate of interest, and the Group expects the fair value of the interest rate swap contract and the value of the hedged item to generally change in the opposite direction.

The fair value of the interest rate swap at the end of the reporting period is determined by discounting future cash flows estimated by using the yield curve at the end of the reporting period and the credit risk embedded in the contract and the average interest rate is determined based on the outstanding balance at the end of the reporting period. The variable interest rate applied to the interest rate swap is Compounding SOFR or CD 3M plus spread. In accordance with the terms of each interest rate swap contract designated as a hedging instrument, the Group receives interest at a fixed interest rate and pays interest at a variable interest rate.

b)	Foreign currency securities, Foreign private bonds

As of December 31, 2025, the Group has applied fair value hedging for foreign currency securities amounting to 795,677 million Won and foreign currency private bonds amounting to 76,793 million Won. The purpose of the hedging is to avoid fair value volatility risk of foreign currency securities and foreign currency private bonds derived from exchange rate changes. To achieve this purpose, the group has entered into forward currency contracts designated as hedging instruments.

The forward currency contracts are executed with the condition of selling foreign currencies on a future specific date, at a predetermined agreed amount and exchange rate. On the initiation date, the contract amount is exchanged, and on the termination date, the contracted foreign currency principal is returned. As a result, through hedging transactions, the group offsets valuation gains and losses from exchange rate fluctuations of foreign currency-denominated assets, thereby removing fair value fluctuation risk linked to foreign currency securities and bonds. The hedge ratio is determined through a method that ensures fair value changes in the hedging instruments and hedged items effectively offset each other to a similar extent.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

In this hedging relationship, only the exchange rate fluctuation, which is the most significant part of the fair value change in the hedged item, is designated as the hedged risk, excluding other risk factors such as credit risk or liquidity risk. Therefore, the ineffective portion of the hedge could arise from discrepancies between the settlement timing of the forward currency contract and the cash flow timing of foreign currency-denominated items, fluctuations in counterparties’ credit risks, or discrepancies between market exchange rates and contracted exchange rates.

The forward currency agreements and the hedged items are subject to fluctuations in the exchange rate, and the group expects the fair value of the currency forward contract and the value of the hedged item to generally change in the opposite direction.

2)	Cash Flow Hedge

a.	Debentures

As of December 31, 2025, the Group has applied cash flow hedge on foreign currency denominated debentures amounting to 1,350,562 million Won, and local currency denominated debentures amounting to 59,952 million Won. The Group’s hedging strategies are to ① Mitigate risks of cash flow fluctuation from variable interest rate debentures on local currency due to changes in market interest rate by entering into an interest rate swap contract and thereby designating it as hedging instrument; ② Mitigate the risks of cash flow fluctuation from principal and interest of variable interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and interest rates by entering into a currency swap contract and thereby designating it as hedging instrument; ③ Mitigate the risks of cash flow fluctuation from principal and interest of fixed interest rate debentures denominated in foreign currency due to changes in foreign exchange rates and ④ Mitigate the risks of cash flow fluctuation in variable interest rate foreign currency borrowings resulting from changes in market interest rates and designate it as a hedging instrument through entering into currency swap contracts and interest rate swap contracts.

By exchanging a predetermined nominal amount as set forth in the interest rate swap contract adjusted by the differences between the fixed and variable interest rates, the variable interest rate terms of the Korean won-denominated variable rate bond are converted to fixed interest rate terms, thereby eliminating the cash flow volatility risk. In addition, this also means a payment of predetermined principal amount as set forth in the currency swap adjusted by fixed interest rate, an exchange of an amount calculated by applying variable interest rate to USD or applying fixed interest rate to USD, and an exchange of the principal denominated in KRW and principal denominated in foreign currency at maturity eliminating cash flow fluctuation risk on principal and interest. The hedge ratio is determined by matching the nominal amount of the hedging instrument to the face amount of the hedged item in accordance with interest rate swap and currency swap.

Only interest rate and foreign exchange rate fluctuation risks, which are the most significant factors in the cash flow fluctuation of the hedged item, are addressed in this hedging relationship, and other risk factors such as credit risk are not subject to hedging. Accordingly, hedge ineffectiveness may arise from price margin set by the counterparty of hedging instruments and unilateral change in credit risk of any party in the transaction.

The interest rate swap, currency swap contract and the hedged item are all affected by the changes in market interest rate and foreign exchange rates which are basic factors. The Group expects that the value of interest rate swap contracts, currency swap contracts, and value of the hedged item will generally fluctuate in opposite direction.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

b.	Foreign currency securities, Foreign private bonds, Anticipated bond purchase

As of December 31, 2025, the Group has applied cash flow hedges to manage the risks associated with foreign currency securities amounting to 5,858,666 million Won, foreign currency private bonds totaling 232,211 million Won, and anticipated bond purchase transactions. The objective of these hedging measures is to mitigate the risk of changes in fair value from foreign currency securities and private bonds due to exchange rate changes. To achieve these objectives, the entity utilizes forward currency contracts as designated hedging instruments. The objective of these hedging measures is to mitigate the risk of cash flow fluctuations from foreign currency securities and private bonds due to exchange rate changes, as well as the price risk of future purchases of treasury and foreign government bonds. To achieve these objectives, the entity utilizes forward currency contracts, currency swaps, and bond forward contracts as designated hedging instruments.

Forward currency contracts are used to eliminate cash flow volatility arising from exchange rate fluctuations of anticipated transactions in foreign currency by agreeing to sell foreign currency at a pre-established rate on a future date. These contracts are designated as hedging instruments to offset cash flow variations caused by exchange rate changes on foreign currency-denominated items. The hedge ratio is determined by aligning the nominal amount of the hedging instrument with the face value of the hedged item.

Currency swap contracts are entered into to exchange interest and principal of foreign currency securities and private bonds during the contract period at predetermined notional amounts and rates, and revert the principal exchanged at inception upon maturity. This practice mitigates the cash flow volatility risk associated with the principal and interest payments of foreign currency-denominated securities and private bonds. The hedge ratio is determined by matching the nominal value of the hedging instrument to the face value of the hedged item.

Bond forward contracts are structured to purchase specific bonds at a predetermined notional amount and price on a future specified date to hedge against price risk caused by interest rate fluctuations impacting bond purchase prices. Upon contract expiration, bonds are acquired at the agreed-upon rate, thereby eliminating cash flow variability risks due to future interest rate changes. Thus, the hedging transaction removes the uncertainty surrounding the cash outflow amount related to interest rate changes at the future bond purchase date, thereby ensuring stable cash flows. The nominal amount of the hedging instrument in these bond forward contracts is aligned with the anticipated purchase amount of the hedged bonds, and the hedge ratio is calibrated to ensure that cash flow fluctuations of the hedged item and hedging instrument effectively offset each other.

3)	Hedges of Net Investment in Foreign Operations

Foreign currency exposure arises from the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch which use USD as their functional currency. The risk arises from fluctuations in the spot exchange rate between USD and KRW. This may result in different net investment amounts.

The risk hedged in the net investment hedging is the fluctuation risk of KRW against USD, which may reduce the carrying amount of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch.

A portion of the Group’s net investments in Woori America Bank, Woori Bank (Cambodia) PLC, Woori Global Markets Asia Limited, and overseas branch are hedged in USD denominated foreign currency bonds (Carrying amount as of December 31, 2025: USD 863,959,317) and mitigate foreign exchange risk arising from the net assets of subsidiaries. The debenture has been designated as a hedging instrument for the value change of net investments, which arises from fluctuation in the spot exchange rate between USD and KRW.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

To evaluate the effectiveness of the hedge, the Group determines the economic relationship between the hedging instrument and hedged item by comparing (offsetting) changes in the number of foreign investments due to spot exchange rate fluctuation and in the carrying amount of the liabilities due to spot exchange rate fluctuation. The Group’s policy is to hedge the net investment amount only within the principal range of the liabilities.

(3)	The nominal amounts of the hedging instrument are as follows (Unit: USD, EUR, AUD, SEK, GBP, JPY, CAD and Korean Won in millions):

	December 31, 2025
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	550,000,000	2,100,000,000	—	2,650,000,000
Interest rate swap (KRW)	—	—	290,000	290,000
Foreign currencies translation risk
Currency forward (USD)	414,314,566	65,544,792	—	479,859,358
Currency forward (EUR)	—	72,961,301	—	72,961,301
Currency forward (AUD)	109,214,330	126,550,000	—	235,764,330
Currency forward (GBP)	15,700,000	—	—	15,700,000
Cash flow hedge
Interest rate risk
Interest rate forward (USD)	—	320,000,000	—	320,000,000
Interest rate forward (KRW)	1,630,000	380,000	—	2,010,000
Interest rate swap (KRW)	—	60,000	—	60,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	336,333,334	470,500,000	—	806,833,334
Currency swap (EUR)	52,000,000	114,900,000	—	166,900,000
Currency swap (AUD)	80,000,000	—	—	80,000,000
Currency swap (SEK)	380,000,000	219,000,000	—	599,000,000
Currency swap (JPY)	—	—	5,000,000,000	5,000,000,000
Foreign currencies translation risk
Currency forward (USD)	998,071,601	700,378,132	—	1,698,449,733
Currency forward (EUR)	374,850,500	232,472,000	—	607,322,500
Currency forward (AUD)	99,970,000	160,000,000	—	259,970,000
Currency swap (USD)	130,000,000	527,884,000	—	657,884,000
Currency swap (EUR)	194,780,000	1,012,000,000	—	1,206,780,000
Currency swap (AUD)	15,000,000	200,000,000	—	215,000,000
Currency swap (CAD)	—	40,000,000	—	40,000,000
Currency swap (JPY)	—	21,500,000,000	43,500,000,000	65,000,000,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	—	863,959,317	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	1 year or less	1 year to 5 years	More than 5 years	Total
Fair value hedge
Interest rate risk
Interest rate swap (USD)	25,000,000	2,650,000,000	—	2,675,000,000
Interest rate swap (KRW)	—	—	155,000	155,000
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	140,000	—	—	140,000
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	—	870,000,000	—	870,000,000
Foreign currencies translation risk
Currency swap (USD)	—	100,000,000	—	100,000,000
Currency swap (EUR)	—	194,780,000	—	194,780,000
Hedges of net investment in foreign operations
Exchange risk
Foreign currency bond (USD)	191,568,880	672,390,437	—	863,959,317

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)	The average interest rate and average currency rate of the hedging instrument as of December 31, 2025 and 2024 are as follows:

December 31, 2025
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 3.94% receipt and CD 3M + 0.01% paid
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,326.88 USD/KRW = 1,373.60
Currency forward (EUR)	EUR/KRW = 1,498.43
Currency forward (AUD)	AUD/KRW = 874.06 AUD/KRW = 864.44
Currency forward (GBP)	GBP/KRW = 1,854.71
Cash flow hedge
Interest rate risk
Interest forward (USD)	YTM 5.14%, YTM 5.20%, USD/KRW = 1,373.23
Interest forward (KRW)	YTM 2.91%, YTM 1.42%
Interest rate swap (KRW)	KRW CD+0.37% receipt, KRW 2.75% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 4.11% paid, KRW 2.54% receipt, USD 1M SOFR+0.91% receipt, KRW 3.60% paid, USD/KRW = 1,402.05, USD/KRW = 1,355.00
Currency swap (EUR)	EUR 3.03% paid, KRW 3.18% receipt, EUR/KRW = 1,619.42
Currency swap (AUD)	AUD 3.11% paid, KRW 1.55% receipt, AUD/KRW = 952.20
Currency swap (SEK)	SEK 1.88% paid, KRW 2.01% receipt, SEK/KRW = 140.55
Currency swap (JPY)	JPY 3.20% paid, KRW 4.45% receipt, JPY/KRW = 946.53
Foreign currencies translation risk
Currency forward (USD)	USD/KRW = 1,343.49
Currency forward (EUR)	EUR/KRW = 1,539.86
Currency forward (AUD)	AUD/KRW = 863.03
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD 2.50% receipt, KRW 3.76% paid, USD/KRW = 1,138.50 USD/KRW = 1,404.97
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR 3.21% receipt, KRW 3.14% paid,EUR/KRW = 1,344.08 EUR/KRW = 1,644.48
Currency swap (AUD)	AUD 3.58% receipt, KRW 4.96% paid,AUD/KRW = 902.70
Currency swap (CAD)	CAD 4.46% receipt, KRW 4.60% paid, CAD/KRW = 1,062.00
Currency swap (JPY)	JPY 4.46% receipt, KRW 3.10% paid, JPY/KRW = 9.42
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures(USD/KRW)	USD/KRW = 1,421.88

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

December 31, 2024
Average interest rate and average exchange rate
Fair value hedge
Interest rate risk
Interest rate swap (USD)	Fixed 3.47% receipt and (C.SOFR) + 1.06% paid
Interest rate swap (KRW)	Fixed 4.52% receipt and CD 3M + 0.02% paid
Cash flow hedge
Interest rate risk
Interest rate swap (KRW)	KRW CMS 5Y+0.46% receipt, 3.65% paid
Foreign currencies translation risk and interest rate risk
Currency swap (USD)	USD 1M SOFR+0.93% receipt, KRW 3.79% paid, USD/KRW = 1,344.45
Foreign currencies translation risk
Currency swap (USD)	USD 1.75% receipt, KRW 1.63% paid, USD/KRW = 1,138.50
Currency swap (EUR)	EUR 1.98% receipt, KRW 3.40% paid, EUR/KRW = 1,344.08
Hedges of net investment
Exchanging rate risk
Foreign currency denominated debentures (USD/KRW)	USD/KRW =1,363.09

(5)	The amounts related to items designated as hedging instruments are as follows (Unit: USD, EUR, AUD, SEK, GBP, JPY, CAD and Korean Won in millions):

	December 31, 2025
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge
Interest rate risk
Interest rate Swap (USD)	2,650,000,000	37,010	27,050	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	93,549
Interest rate Swap (KRW)	290,000
Foreign currencies translation risk
Currency forward (USD)	479,859,358	1,201	40,408	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(252,432)
Currency forward (EUR)	72,961,301	—	13,904		44,644
Currency forward (AUD)	235,764,330	—	15,575		(23,061)
Currency forward (GBP)	15,700,000	—	1,101	Derivative liabilities (designated for hedging)	(1,408)
Cash flow hedge
Interest rate risk
Interest rate forward (USD)	320,000,000	4,848	27	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	3,732
Interest rate forward (KRW)	2,010,000	2,344	139,313		(203,153)
Interest rate swap (KRW)	60,000	903	—		1,084
Foreign currency translation risk and interest rate risk
Currency swap (USD)	806,833,334	51,040	11,984	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	(69,611)
Currency swap (EUR)	166,900,000	1,012	16,086	Derivative liabilities (designated for hedging)	(9,085)
Currency swap (AUD)	80,000,000	605	632		(5,494)
Currency swap (SEK)	599,000,000	855	9,468		(7,678)
Currency swap (JPY)	5,000,000,000	819	—		819

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2025
	Nominal amount of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Foreign currency translation risk
Currency forward (USD)	1,698,449,733	2,221	127,924	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	13,389
Currency forward (EUR)	607,322,500	—	89,586		(10,747)
Currency forward (AUD)	259,970,000	—	19,167		(350)
Currency swap (USD)	657,884,000	30,780	27,168		(74,613)
Currency swap (EUR)	1,206,780,000	72,261	60,932		(16,952)
Currency swap (AUD)	215,000,000	—	13,220		(15,574)
Currency swap (JPY)	65,000,000,000	10,943	1,814		8,981
Currency swap (CAD)	40,000,000	339	—		334
Hedges of net investment in foreign operations Exchange rate risk
Foreign currency bond(USD)	863,959,317	—	1,239,695	Foreign currency bond	30,325

	December 31, 2024
	Nominal amounts of the hedging instrument	Carrying amount of the hedging instrument		Line item in the statement of financial position where the hedging instrument is located	Changing in fair value used for calculating hedge ineffectiveness
		Assets	Liabilities
Fair value hedge Interest rate risk Interest rate Swap (USD)	2,675,000,000	10,102	102,635	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	5,265
Interest rate Swap (KRW)	155,000
Cash flow hedge Interest rate risk Interest rate swap (KRW)	140,000	—	180	Derivative assets (designated for hedging)	211
Foreign currency translation risk and interest rate risk Currency swap (USD)	870,000,000	104,320	—	Derivative assets (designated for hedging) Derivative liabilities (designated for hedging)	110,714
Foreign currency translation risk Currency swap (USD)	100,000,000	29,861	—	Derivative assets (designated for hedging)	18,623
Currency swap (EUR)	194,780,000	30,908	—	Derivative assets (designated for hedging)	22,512
Hedges of net investment in foreign operations Exchange rate risk
Foreign currency bond (USD)	863,959,317	—	1,270,020	Foreign currency denominated debentures	(156,015)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(6)	Details of carrying amount to hedge and amount due to hedge accounting are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	4,046,624	—	36,892	Debentures	(80,760)	—
Foreign currencies translation risk
Foreign currency securities	569,122	—	131,018	—	FVTOCI	169,469	—
	226,555	—	(4,121)	—	FTVPL	70,015	—
Foreign private bonds	76,793	—	(7,717)	—	Financial assets at amortized cost	6,567	—
Cash flow hedge
Interest rate risk
Debentures	—	59,952	—	—	Debentures	(1,083)	655
Anticipated bond purchase	—	—	—	—	—	183,177	(150,651)
Foreign currencies translation risk and interest rate risk
Debentures	—	878,855	—	—	Debentures	53,508	(188)
Foreign currency securities	256,487	—	—	—	FVTOCI	13,062	(1,105)
Foreign private bonds	176,540	—	—	—	Financial assets at amortized cost	11,016	(1,722)
	55,671	—	—	—	FTVPL	(321)	(77)
Foreign currencies translation risk
Debentures	—	471,707	—	—	Debentures	(33,199)	(2,242)
Foreign currency securities	4,996,548	—	—	—	FVTOCI	141,426	(26,141)
	605,631	—	—	—	FTVPL	(13,091)	(321)
Hedges of net investment in foreign operations
Exchange rate risk
Foreign operations net asset	—	1,239,695	—	—	Foreign operations net asset	(30,325)	(127,258)

(*1)

The accumulated profit on debentures on foreign currency amounted to 29,538 million Won, and the accumulated profit on debentures on local currency amounted to 7,354 million Won, as of December 31, 2025.

(*2)	After tax amount

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	December 31, 2024
	Carrying amount of the hedged item		Accumulated amount of fair value hedge adjustments on the hedged item included in the carrying amount of the hedged item		Line item in the statement of financial position in which the hedged item is included	Changing in fair value used for calculating hedge ineffectiveness	Cash flow hedge reserve (*2)
	Assets	Liabilities	Assets	Liabilities
Fair value hedge
Interest rate risk
Debentures (*1)	—	3,952,047	—	129,306	Debentures	(17,417)	—
Cash flow hedge
Interest rate risk
Debentures	—	139,987	—	—	Debentures	(211)	(133)
Foreign currencies translation risk and interest rate risk Debentures	—	1,275,768	—	—	Debentures	(110,714)	(7,825)
Foreign currencies translation risk
Debentures	—	444,345	—	—	Debentures	(41,134)	(7,479)
Hedges of net investment in foreign operations Exchange rate risk
Foreign operations net asset	—	1,270,020	—	—	Foreign operations net asset	156,015	(149,577)

(*1)

The accumulated profit on debentures on foreign currency amounted to 124,647 million Won, and the accumulated loss on debentures on local currency amounted to 4,659 million Won, as of December 31, 2024.

(*2)	After tax amount

(7)	Amounts recognized in profit or loss due to the ineffective portion of fair value hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2025
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	12,788	Other net operating income(expense)
	Foreign currencies translation risk	13,794	Other net operating income(expense)

		For the year ended December 31, 2024
		Hedge ineffectiveness recognized in profit or loss	Line item in the profit or loss that includes hedge ineffectiveness
Fair value hedge	Interest rate risk	(12,152)	Other net operating income(expense)
	Foreign currencies translation risk	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(8)	Reclassification of profit or loss from other comprehensive income and equity related to cash flow hedges are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2025
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffective ness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	(155,816)	(42,521)	—	Other net operating income (expense)	(42,755)	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	(69,243)	(21,806)	(54)	Other net operating income (expense)	70,854	Other net operating income (expense)
	Foreign currencies translation risk	(95,138)	(394)	(153)	Other net operating income (expense)	66,009	Other net operating income (expense)

		For the year ended December 31, 2024
		Changes in the value of hedging instruments recognized in OCI	Hedge ineffective ness recognized in profit or loss	Changes in the value of foreign basis spread recognized in OCI	Line item recognized in the profit or loss	Amounts reclassified from cash flow hedge reserve to profit or loss	Line item affected in profit or loss due to reclassification
Cash flow hedge	Interest rate risk	211	—	—	Other net operating income (expense)	—	Other net operating income (expense)
	Foreign currencies translation risk and interest rate risk	110,714	—	3,481	Other net operating income (expense)	(113,202)	Other net operating income (expense)
	Foreign currencies translation risk	41,135	—	980	Other net operating income (expense)	(37,955)	Other net operating income (expense)

(9)	The amounts recognized in profit or loss and other comprehensive income related to the hedging of net investments in foreign operations are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2025
		Other comprehensive income
		Gain or loss on hedges recognized in other comprehensive income	Income tax effect	Total
Hedges of net investment in foreign operation	Exchange rate risk	30,325	(8,006)	22,319

For the year ended December 31, 2025
Profit or loss
		Hedge ineffectiveness recognized in profit or loss	Account recognized for hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

		For the year ended December 31, 2024
		Other comprehensive income
		Gain or loss on hedges recognized in other comprehensive income	Income tax effect	Total
Hedges of net investment in foreign operation	Exchange rate risk	(156,015)	41,188	(114,827)

For the year ended December 31, 2024
Profit or loss
		Hedge ineffectiveness recognized in profit or loss	Account recognized for hedge ineffectiveness
Hedges of net investment in foreign operation	Exchange rate risk	—	—

No amount was reclassified from reserve of hedges of net investment in foreign operations to profit or loss during the years ended December 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

30.	EQUITY

(1)	Details of equity as of December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Capital
Common stock capital	3,802,676	3,802,676
Hybrid securities	3,710,498	3,810,435
Capital surplus
Paid in capital in excess of par	854,499	854,499
Others	78,937	79,601

Sub-total	933,436	934,100

Capital adjustments
Treasury stocks	(35,517)	(35,517)
Other adjustments (*1)	(1,646,069)	(1,699,038)

Sub-total	(1,681,586)	(1,734,555)

Accumulated other comprehensive income
Gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,274	1,348
Financial assets at FVTOCI	(1,106,650)	60,438
Changes in capital due to equity method	(4,222)	(1,886)
Net financial gain(loss) on insurance contract assets(liabilities)	1,534,528	—
Net financial gain(loss) on reinsurance contract assets(liabilities)	(10,462)	—
Gain (loss) on foreign currency translation of foreign operations	416,768	523,780
Gain (loss) on hedges of net investment in foreign operations	(127,258)	(149,577)
Remeasurements of defined benefit plan	(96,991)	(86,218)
Gain (loss) on valuation of cash flow hedge	(144,728)	(14,215)

Sub-total	462,259	333,670

Retained earnings (*2) (*3)	28,790,056	26,950,510
Non-controlling interest (*4) (*5)	1,841,909	1,798,433

Total	37,859,248	35,895,269

(*1)

Included 178,060 million Won in capital transaction gains and losses recognized by Woori Bank and (formerly) Woori Financial Group in 2014 and 2,238,228 million Won due to the spin-off of Gyeongnam Bank and Gwangju Bank.

(*2)

The regulatory reserve for credit losses in retained earnings amounted to 2,678,017 million Won and 2,392,542 million Won as of December 31, 2025 and 2024, respectively in accordance with the relevant article.

(*3)

The earned surplus reserve in retained earnings amounted to 554,990 million Won and 442,650 million Won as of December 31, 2025 and 2024 in accordance with the Article 53 of the Financial Holding Company Act.

(*4)

The hybrid securities issued by Woori Bank amounting to 1,406,513 million Won and 1,645,947 million Won as of December 31, 2025 and 2024, respectively, are recognized as non-controlling interests. 89,134 million Won and 76,249 million Won of dividends for the hybrid securities issued by Woori Bank are allocated to net profit and loss of the non-controlling interests for the years ended December 31, 2025 and 2024, respectively.

(*5)

10,995 million Won of dividends for the hybrid securities issued by Tongyang Life Insurance Co., Ltd. are allocated to net profit and loss of the non-controlling interests for the year ended December 31, 2025.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	The number of authorized shares and others of the Group are as follows:

	December 31, 2025	December 31, 2024
Shares of common stock authorized	4,000,000,000 Shares	4,000,000,000 Shares
Par value	5,000 Won	5,000 Won
Shares of common stock issued	734,076,320 Shares	742,591,501 Shares
Capital stock (*)	3,802,676 million Won	3,802,676 million Won

(*)	Due to profit cancellation, the capital stock differs from the total par value of the shares issued.

(3)	Hybrid securities

The bond-type hybrid securities classified as owner’s equity are as follows (Unit: Korean Won in millions):

	Issue date	Maturity	Interest rate (%)	December 31, 2025	December 31, 2024
Securities in local currency	2020-02-06	—	3.34	—	400,000
Securities in local currency	2020-06-12	—	3.23	—	300,000
Securities in local currency	2020-10-23	—	3.00	—	200,000
Securities in local currency	2021-04-08	—	3.15	200,000	200,000
Securities in local currency	2021-10-14	—	3.60	200,000	200,000
Securities in local currency	2022-02-17	—	4.10	300,000	300,000
Securities in local currency	2022-07-28	—	4.99	300,000	300,000
Securities in local currency	2022-10-25	—	5.97	220,000	220,000
Securities in local currency	2023-02-10	—	4.65	300,000	300,000
Securities in local currency	2023-09-07	—	5.04	200,000	200,000
Securities in local currency	2024-02-07	—	4.49	400,000	400,000
Securities in local currency	2024-06-19	—	4.27	400,000	400,000
Securities in local currency	2024-10-10	—	4.00	400,000	400,000
Securities in local currency	2025-05-13	—	3.45	400,000	—
Securities in local currency	2025-10-22	—	3.34	400,000	—
Issuance cost				(9,502)	(9,565)

Total				3,710,498	3,810,435

The hybrid securities mentioned above do not have maturity date but are redeemable after 5 years from date of issuance.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)	Accumulated other comprehensive income

Changes in the accumulated other comprehensive income are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Non-controlling interest adjustments	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	60,438	(1,671,023)	(108,699)	459,475	153,159	(1,106,650)
Net gain (loss) on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	1,348	(74)	—	—	—	1,274
Changes in capital due to equity method	(1,886)	(3,534)	—	1,198	—	(4,222)
Gain (loss) on foreign currency translation of foreign operations	523,780	(122,129)	—	5,725	9,392	416,768
Gain (loss) on hedges of net investment in foreign operations	(149,577)	30,325	—	(8,006)	—	(127,258)
Remeasurement gain (loss) related to defined benefit liabilities	(86,218)	(15,458)	—	6,778	(2,093)	(96,991)
Gain (loss) on valuation of cash flow hedge	(14,215)	(320,171)	94,108	58,393	37,157	(144,728)
Net financial gain(loss) on insurance contract assets(liabilities)	—	2,395,876	—	(609,063)	(252,285)	1,534,528
Net financial gain(loss) on reinsurance contract assets(liabilities)	—	(20,157)	—	4,525	5,170	(10,462)

Total	333,670	273,655	(14,591)	(80,975)	(49,500)	462,259

(*)

The increase (decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 1,319 million Won are due to disposal of equity securities at fair value through other comprehensive income during the period.

	For the year ended December 31, 2024
	Beginning balance	Increase (decrease) (*)	Reclassification adjustments	Income tax effect	Ending balance
Net gain (loss) on valuation of financial assets at FVTOCI	79,694	(12,498)	(22,704)	15,946	60,438
Net gain on credit risk fluctuation of financial liabilities designated to be measured at FVTPL	—	1,831	—	(483)	1,348
Gain (loss) on investments accounted for using the equity method	3,471	(6,965)	—	1,608	(1,886)
Gain (loss) on foreign currency translation of foreign operations	15,579	529,531	—	(21,330)	523,780
Gain (loss) on hedges of net investment in foreign operations	(34,750)	(156,015)	—	41,188	(149,577)
Remeasurement gain (loss) related to defined benefit liabilities	(24,262)	(84,590)	—	22,634	(86,218)
Gain (loss) on valuation of derivatives designated as cash flow hedges	(20,806)	7,299	(461)	(247)	(14,215)

Total	18,926	278,593	(23,165)	59,316	333,670

(*)

The increase(decrease) of financial asset valuation profit or loss at fair value through other comprehensive income are changes due to the period evaluation, and the reclassification adjustments amounting to 53,460 million Won and (10) million Won are due to disposal of equity securities at fair value through other comprehensive income and investments accounted for using the equity method, respectively during the period.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(5)	Treasury stocks

Changes in treasury stocks for the years ended December 31, 2025 and 2024 are as follows (Unit: Shares and Korean Won in millions):

	For the year ended December 31, 2025
	Beginning balance	Acquisition	Disposal and Others	Ending balance
Number of shares	3,082,276	8,515,377	(8,515,377)	3,082,276

Carrying amount	35,517	150,003	(150,003)	35,517

	For the year ended December 31, 2024
	Beginning balance	Acquisition	Disposal and Others	Ending balance
Number of shares	3,427,497	9,359,819	(9,705,040)	3,082,276

Carrying amount	39,348	136,712	(140,543)	35,517

(6)	Regulatory Reserve for Credit Loss

In accordance with Article 26 ~ 28 of the Financial holding company Supervision Regulations, the Group calculates and discloses the regulatory reserve for credit loss.

1)	Balance of the regulatory reserve for credit loss

Balance of the planned regulatory reserve for credit loss is as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Beginning balance	2,668,842	2,392,542
Changes due to business combinations	9,175	—
Planned provision of regulatory reserve for credit loss	281,489	276,300

Ending balance	2,959,506	2,668,842

2)	Provision of regulatory reserve for credit loss, adjusted income after the provision of regulatory reserve and others

Planned reserves provided, adjusted net income after the planned reserves provided and adjusted EPS after the planned reserves provided are as follows (Unit: Korean Won in millions, except for EPS amount):

	For the years ended December 31
	2025	2024
Net income before regulatory reserve	3,227,508	3,171,470
Provision of regulatory reserve for credit loss	281,489	276,300
Adjusted net income after the provision of regulatory reserve	2,946,019	2,895,170
Dividends to hybrid securities	(150,059)	(158,682)
Adjusted net income after regulatory reserve and dividends to hybrid securities	2,795,960	2,736,488
Adjusted EPS after regulatory reserve and the dividends to hybrid securities (Unit: Korean Won)	3,809	3,692

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

31.	DIVIDENDS

(1)

Dividends per share and the total dividends for the fiscal year ending December 31, 2024 were 660 Won and 490,075 million Won, respectively, approved at the regular general shareholders’ meeting held on March 26, 2025, and were paid in April 2025.

(2)

At the Board of Directors meeting held on April 25, 2025, it was approved to pay a quarterly dividend of 200 Won per share (total dividends are 147,428 million Won) with a record date of May 10, 2025. The dividends were paid in May 2025.

(3)

At the Board of Directors meeting held on July 25, 2025, it was approved to pay a quarterly dividend of 200 Won per share (total dividends are 146,804 million Won) with a record date of August 10, 2025. The dividends were paid in August 2025.

(4)

At the Board of Directors meeting held on October 24, 2025, it was approved to pay a quarterly dividend of 200 Won per share (total dividends are 146,804 million Won) with a record date of November 10, 2025. The dividends were paid in November 2025.

(5)

Dividends per share and the total dividends for the fiscal year ending December 31, 2025 were 760 Won and 557,431 million Won, respectively, will be proposed at the regular general shareholders’ meeting to be held on March 23, 2026. The record date for the year-end dividend of the fiscal year ending December 31, 2025, is February 27, 2026. The current financial statements do not include such outstanding dividends.

32.	NET INTEREST INCOME

(1)	Details of Interest income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Financial assets at FVTPL	303,458	236,793
Financial assets at FVTOCI	1,866,114	1,281,642
Financial assets at amortized cost:
Securities at amortized cost	539,932	643,056
Loans and other financial assets at amortized cost:
Interest on due from banks	570,489	624,006
Interest on loans	17,783,891	19,116,813
Interest of other receivables	115,673	111,031

Subtotal	18,470,053	19,851,850

Insurance finance interest income	9,186	—

Total	21,188,743	22,013,341

(2)	Details of interest expense recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Financial liabilities at amortized cost
Interest on deposits due to customers	8,050,948	9,599,529
Interest on borrowings	1,111,255	1,351,612
Interest on debentures	1,823,313	1,760,003
Other interest expense	398,088	398,694
Interest on lease liabilities	18,349	17,167

Subtotal	11,401,953	13,127,005

Insurance finance interest expense	756,021	—

Total	12,157,974	13,127,005

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

33.	NET FEES AND COMMISSIONS INCOME

(1)	Details of fees and commissions income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Fees and commission received for brokerage	152,479	156,534
Fees and commission received related to credit	167,350	178,136
Fees and commission received for electronic finance	128,493	128,163
Fees and commission received on foreign exchange handling	55,653	57,335
Fees and commission received on foreign exchange	111,348	115,450
Fees and commission received for guarantee	98,548	104,301
Fees and commission received on credit card	657,884	638,573
Fees and commission received on securities business	91,414	69,935
Fees and commission from trust management	274,581	252,732
Fees and commission received on credit information	10,113	10,733
Fees and commission received related to lease	961,954	892,126
Other fees	307,954	270,198

Total	3,017,771	2,874,216

(2)	Details of fees and commissions expense incurred are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Fees and commissions paid	384,147	340,083
Credit card commission	430,384	426,820
Securities business commission	2,986	1,159
Others	39,850	19,984

Total	857,367	788,046

34.	DIVIDEND INCOME

(1)	Details of dividend income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Dividend income related to financial assets at FVTPL	455,021	291,123
Dividend income related to financial assets at FVTOCI	29,444	19,198

Total	484,465	310,321

(2)	Details of dividends related to financial assets at FVTOCI are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Dividend income recognized from assets held as of the period end:
Equity securities	28,877	19,198
Dividend income recognized from assets disposed of as of the period end:
Equity securities	567	—
Total	29,444	19,198

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

35.	NET INSURANCE INCOME

Details of net insurance income are as follows (Unit: Korean Won in millions):

December 31, 2025
Insurance service result of insurance contracts	104,164
Insurance income	1,005,778
Estimated incurred claims and other insurance service expenses	664,038
Changes in risk adjustment for non-financial risk	26,471
Amortization of contractual service margin	154,187
Amortization of insurance acquisition cash flows	148,980
Changes in loss recovery component	(288)
Other insurance income	12,390
Insurance service expenses	901,614
Actual incurred claims and other insurance service expenses	689,461
Amortization of insurance acquisition cash flows	148,980
Changes in liability for incurred claims	23,777
(Reversal of) loss component allocation amount	32,478
Other operating expenses	6,918
Insurance service result of reinsurance contracts	(293)
Reinsurance income	36,719
Actual incurred claims and reinsurance service expenses	32,341
Changes in asset for incurred claims	3,745
(Reversal of) Loss recovery component allocation amount	633
Reinsurance service expenses	37,012
Estimated incurred claims and reinsurance service expenses	28,120
Changes in risk adjustment for non-financial risk	1,024
Amortization of contractual service margin	7,868

Net insurance income	103,871

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

36.	NET INSURANCE FINANCE INCOME AND EXPENSES

Details of net insurance finance income and expenses are as follows (Unit: Korean Won in millions):

December 31, 2025
Investment income
Interest income	641,077
Gain on financial assets	516,360
Other investment income	(27,257)
Investment income recognized in net income	1,130,180
Investment income recognized in other comprehensive income (*)	(1,966,190)

Sub-total	(836,010)

Insurance finance interest income and other insurance finance income
Insurance finance interest income	(753,740)
Effect of change in fair value of underlying assets of participating insurance contracts	(418,880)
Effect of changes in discount rates and others	40,385
Other insurance finance income recognized in net income	(1,132,235)
Insurance finance income recognized in other comprehensive income (*)	2,395,876

Sub-total	1,263,641

Reinsurance finance interest income and other reinsurance finance income
Reinsurance finance interest income	6,905
Effect of changes in credit risk of reinsurance liabilities	365
Effect of changes in discount rates and others	—
Other reinsurance finance income recognized in net income	7,270
Reinsurance finance income recognized in other comprehensive income (*)	(20,157)

Sub-total	(12,887)

5,215

409,529

Total	414,744

(*)	The finance income recognized in other comprehensive income is the amount before deducting tax and non-controlling interests.

37.	NET GAIN OR LOSS ON FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS MANDATORILY MEASURED AT FAIR VALUE

(1)	Details of gains or losses related to net gain or loss on financial instruments at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Gain on financial instruments at FVTPL	723,045	1,512,430
Gain (loss) on financial instruments designated to be measured at FVTPL	2,894	(19,647)

Total	725,939	1,492,783

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)

Details of net gain or loss on financial instruments at fair value through profit or loss measured at fair value and financial instruments held for trading are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2025	2024
Financial assets at FVTPL	Securities	Gain on transactions and valuation	1,138,390	701,955
		Loss on transactions and valuation	(805,531)	(306,311)

		Sub-total	332,859	395,644

	Loans	Gain on transactions and valuation	19,233	16,825
		Loss on transactions and valuation	(5,978)	(1,738)

		Sub-total	13,255	15,087

	Other financial assets	Gain on transactions and valuation	41,385	12,715
		Loss on transactions and valuation	(37,107)	(20,280)

		Sub-total	4,278	(7,565)

		Sub-total	350,392	403,166

Derivatives (Held for trading)	Interest rates derivatives	Gain on transactions and valuation	2,138,404	2,981,638
		Loss on transactions and valuation	(1,906,465)	(2,945,172)

		Sub-total	231,939	36,466

	Currency derivatives	Gain on transactions and valuation	9,140,527	14,841,349
		Loss on transactions and valuation	(9,015,260)	(13,757,446)

		Sub-total	125,267	1,083,903

	Equity derivatives	Gain on transactions and valuation	283,462	1,182,962
		Loss on transactions and valuation	(268,067)	(1,194,068)

		Sub-total	15,395	(11,106)

	Other derivatives	Gain on transactions and valuation	52	27
		Loss on transactions and valuation	—	(26)

		Sub-total	52	1

		Sub-total	372,653	1,109,264

		Net, total	723,045	1,512,430

(*)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The foreign exchange gains and losses are described in Note 40. (2) and (3).

(3)	Details of gain(loss) on financial instruments designated to be measured at FVTPL are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Net gain (loss) on deposits due to customers
Net gain (loss) on valuation of time deposits	2,894	(19,647)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

38.	NET GAIN OR LOSS ON FINANCIAL ASSETS AT FVTOCI

Details of net gain or loss on financial assets at FVTOCI recognized are as follows (Unit: Korean Won in millions) :

	For the years ended December 31
	2025	2024
Gain on transactions of securities	130,644	96,620
Loss on transactions of loans	(24)	—

Total	130,620	96,620

39.	REVERSAL OF (PROVISION FOR) IMPAIRMENT LOSSES DUE TO CREDIT LOSS

Reversal of (provision for) impairment losses due to credit loss are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Provision due to credit loss on financial assets measured at FVTOCI	(10,190)	(8,868)
Reversal of (provision for) impairment loss due to credit loss on securities at amortized cost	(330)	3,287
Provision for impairment loss due to credit loss on loan and other financial assets at amortized cost	(2,087,386)	(1,715,074)
Reversal of (provision for) guarantees	(8,364)	5,250
Reversal of (provision for) unused loan commitment	3,456	(890)

Total	(2,102,814)	(1,716,295)

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

40.	GENERAL AND ADMINISTRATIVE EXPENSES AND OTHER NET OPERATING INCOME (EXPENSES)

(1)	Details of general and administrative expenses recognized are as follows (Unit: Korean Won in millions):

			For the years ended December 31
			2025	2024
Employee benefits	Short-term employee benefits	Salaries	2,071,650	1,932,906
		Employee fringe benefits	733,487	640,924
	Share based payment		61,568	27,629
	Retirement benefit service costs		201,431	134,514
	Termination		176,387	1,533

		Sub-total	3,244,523	2,737,506

Depreciation and amortization			580,520	539,924
Other general and administrative expenses	Rent		127,293	124,041
	Taxes and public dues		197,412	202,541
	Service charges		274,880	257,113
	Computer and IT related		205,504	142,979
	Telephone and communication		80,253	93,178
	Advertising		188,960	156,795
	Printing		5,443	5,955
	Traveling		13,978	13,436
	Supplies		8,357	9,021
	Insurance premium		15,532	13,852
	Maintenance		24,582	25,035
	Water, light, and heating		20,590	19,415
	Vehicle maintenance		11,871	14,394
	Others (*)		179,923	113,788

		Sub-total	1,354,578	1,191,543

	Total		5,179,621	4,468,973

(*)	In-house welfare fund contributions amounted to 50,710 million Won for the year ended December 31, 2025.

(2)	Details of other operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Gains on transactions of foreign exchange (*1)	2,072,682	722,827
Gains related to derivatives (designated for hedging)	251,270	192,000
Gains on fair value hedge	16,141	25,469
Others (*2)	468,712	349,033

Total	2,808,805	1,289,329

(*1)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 37. (2).

(*2)	Other income includes gains on disposal of operating lease assets of 372,606 million Won and 255,943 million Won for the years ended December 31, 2025 and 2024, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(3)	Details of other operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Losses on transactions of foreign exchange (*1)	1,190,288	1,754,516
KDIC deposit insurance premium	500,480	509,832
Contribution to miscellaneous funds	528,863	533,335
Losses related to derivatives (Designated for hedging)	624,781	24,252
Losses on fair value hedge	92,138	64,571
Others (*2)	1,280,617	1,121,479

Total	4,217,167	4,007,985

(*1)

The Group holds interest rate and currency-related derivative contracts to manage the volatility of gains and losses on transactions of foreign exchange due to exchange rate risk. The related gains and losses are described in Note 37. (2).

(*2)

Other expenses include 32,495 million Won and 28,509 million Won for intangible assets amortization cost and 629,079 million Won and 587,148 million Won for lease depreciation cost for the years ended December 31, 2025 and 2024, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)	Share-based payment

Details of performance condition share-based payment granted to executives as of December 31, 2025 and 2024 are as follows.

1)	Performance condition share-based payment

Subject to		Shares granted for the year 2021
Type of payment		Cash-settled
Vesting period		January 1, 2021 ~ December 31, 2024
Date of payment		2025-01-01
Fair value (*1)		15,831 Won
Valuation method		Black-Scholes Model
Expected dividend rate		6.48%
Expected maturity date		—
Number of shares remaining	As of December 31, 2025	56,029 shares
	As of December 31, 2024	1,105,292 shares
Number of shares granted (*2)	As of December 31, 2025	56,029 shares
	As of December 31, 2024	1,105,292 shares

Subject to		Shares granted for the year 2022
Type of payment		Cash-settled
Vesting period		January 1, 2022 ~ December 31, 2025
Date of payment		2026-01-01
Fair value (*1)		27,713 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity year		0
Number of shares remaining	As of December 31, 2025	960,777 shares
	As of December 31, 2024	960,777 shares
Number of shares granted (*2)	As of December 31, 2025	960,777 shares
	As of December 31, 2024	960,777 shares

Subject to		Shares granted for the year 2023
Type of payment		Cash-settled
Vesting period		January 1, 2023 ~ December 31, 2026
Date of payment		2027-01-01
Fair value (*1)		25,763 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		1 year
Number of shares remaining	As of December 31, 2025	916,849 shares
	As of December 31, 2024	916,849 shares
Number of shares granted (*2)	As of December 31, 2025	916,849 shares
	As of December 31, 2024	916,849 shares

Subject to		Shares granted for the year 2024
Type of payment		Cash-settled
Vesting period		January 1, 2024 ~ December 31, 2027
Date of payment		2028-01-01
Fair value (*1)		23,949 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		2 years
Number of shares remaining	As of December 31, 2025	1,384,504 shares
	As of December 31, 2024	1,384,504 shares
Number of shares granted (*2)	As of December 31, 2025	1,384,504 shares
	As of December 31, 2024	1,384,504 shares

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

Subject to		Shares granted for the year 2025
Type of payment		Cash-settled
Vesting period		January 1, 2025 ~ December 31, 2028
Date of payment		2029-01-01
Fair value (*1)		22,263 Won
Valuation method		Black-Scholes Model
Expected dividend rate		7.30%
Expected maturity date		3 years
Number of shares remaining	As of December 31, 2025	1,048,842 shares
	As of December 31, 2024	—
Number of shares granted (*2)	As of December 31, 2025	1,048,842 shares
	As of December 31, 2024	—

(*1)

As the amount of payment varies according to the base price (the arithmetic average of the weighted average stock price of transactions in the past one week, the past one month, and the past two months) at the date of payment, the fair value is measured according to the Black-Scholes model based on the base price at the time of each settlement and used for measuring the liability.

(*2)

The number of payable stocks is granted at the initial contract date. This is a system in which the number of shares to be granted is determined based on the evaluation results of long-term performance indicators over a total of four years, including the current year, and the final cash compensation is made by reflecting the stock price at the time of payment. Long-term performance indicators include relative shareholder return, common equity ratio, return on equity, net income, selling, general and administrative expenses ratio, non-performing loan ratio, and performance of assigned duties.

2)

The Group accounts for performance condition share-based payments according to the cash-settled method and the fair value of the liabilities is reflected in the compensation costs by re-measuring every closing period. As of December 31, 2025 and 2024, the carrying amount of the liabilities related to the performance condition share-based payments recognized by the Group amounts to 107,713 million Won and 62,557 million Won, respectively, including the carrying amount of liabilities related to key management of 43,823 million Won and 16,660 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

41.	NON-OPERATING INCOME (EXPENSES)

(1)	Details of gains or losses on valuation of investments in joint ventures and associates are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Gains on valuation of investments in joint ventures and associates	122,695	96,176
Losses on valuation of investments in joint ventures and associates	(24,035)	(19,911)

Total	98,660	76,265

(2)	Details of other non-operating income and expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Other non-operating incomes	726,778	88,398
Other non-operating expenses	(410,080)	(197,006)

Total	316,698	(108,608)

(3)	Details of other non-operating income recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Rental fee income	34,888	23,307
Gains on disposal of investments in joint ventures and associates	7,507	19,642
Gains on disposal of premises and equipment, intangible assets and other assets	45,823	7,064
Reversal of impairment losses of premises and equipment, intangible assets and other assets	971	147
Bargain purchase gain	581,010	—
Others (*)	56,579	38,238

Total	726,778	88,398

(*)

Other special gains related to other provisions for the years ended December 31, 2025 and 2024 include 3 million Won and 2,517 million Won, respectively, of other special gain related to other provisions.

(4)	Details of other non-operating expenses recognized are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Depreciation on investment properties	8,511	8,216
Operating expenses on investment properties	1,316	2,110
Losses on disposal of investments in joint ventures and associates	1,874	532
Losses on disposal of premises and equipment, intangible assets and other assets	3,475	2,233
Impairment losses of premises and equipment, intangible assets and other assets	86,354	3,627
Donation	166,692	118,589
Others (*)	141,858	61,699

Total	410,080	197,006

(*)	Other special losses related to other provisions for the years ended December 31, 2025 and 2024 are 98,913 million Won and 31,023 million Won, respectively.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

42.	INCOME TAX EXPENSE

(1)	Details of income tax expenses are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Current tax expense:
Current tax expense with respect to the current period	1,178,517	615,120
Adjustments recognized in the current period in relation to the tax expense of prior periods	7,773	(35,823)
Income tax expense directly attributable to other equity	9,362	41,188

Sub-total	1,195,652	620,485

Deferred tax expense
Change in deferred tax assets (liabilities) due to temporary differences	(258,709)	408,941
Income tax expense(income) directly attributable to equity	(74,054)	18,128
Others	(231)	3,824

Sub-total	(332,994)	430,893

Income tax expense	862,658	1,051,378

(2)	Income tax expense reconciled to net income before income tax expense is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Net income before income tax expense	4,090,167	4,222,847
Tax calculated at statutory tax rate (*)	997,720	1,014,678
Adjustments:
Effect of income that is exempt from taxation	(189,253)	(46,946)
Effect of expenses that are not deductible in determining taxable income	57,584	53,719
Adjustments recognized in the current period in relation to the current tax of prior periods	7,773	(36,205)
Others	(11,166)	66,132

Sub-total	(135,062)	36,700

Income tax expense	862,658	1,051,378

Effective tax rate	21.09%	24.90%

(*)	The applicable income tax rate: 9.9% up to 200 million Won in tax basis, 20.9% over 200 million Won to 20 billion Won, 23.1% over 20 billion Won to 300 billion Won and 26.4% over 300 billion Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(3)	Changes in deferred tax assets and liabilities for the years ended December 31, 2025 and 2024, are as follows (Unit: Korean Won in millions):

	For the year ended December 31, 2025
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ohter	Ending Balance
Gain (loss) on financial assets	(252,454)	417,200	41,158	459,475	—	665,379
Gain (loss) on valuation of investment stocks accounted in equity method	(17,155)	—	(19,487)	1,198	—	(35,444)
Gain (loss) on valuation of derivatives	(253,552)	1,679	123,880	58,393	—	(69,600)
Accrued income	(116,680)	(218,608)	(21,577)	—	—	(356,865)
Provision for loan losses	82,484	—	27,327	—	—	109,811
Loan and receivables written off	8,703	—	1,012	—	—	9,715
Loan origination costs and fees	(180,192)	(492)	33,131	—	—	(147,553)
Defined benefit obligation	478,393	12,301	52,063	6,714	—	549,471
Deposits with employee retirement insurance trust	(499,604)	(52)	(81,932)	64	—	(581,524)
Provision for guarantee	5,800	—	1,207	—	—	7007
Other provision	131,547	(491)	28,563	—	—	159,619
Net financial gain (loss) on insurance contract assets (liabilities)	—	194,666	(75,169)	(609,063)	—	(489,566)
Net financial gain (loss) on reinsurance contract assets (liabilities)	—	(24,384)	33,142	4,525	—	13,283
Others (*)	(173,176)	54,180	189,445	5,725	(1,085)	75,089

Net deferred tax assets(liabilities)	(785,886)	435,999	332,763	(72,969)	(1,085)	(91,178)

(*)	Among the deferred tax assets and liabilities classified as ‘Others,’ the deferred tax asset arising from unused tax losses amounts to 318,085 million won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

	For the year ended December 31, 2024
	Beginning balance	Business combination	Recognized as income (expense)	Recognized as other comprehensive income (expense)	Ending Balance
Gain (loss) on financial assets	(157,394)	—	(110,523)	15,463	(252,454)
Gain (loss) on valuation of investment stocks accounted in equity method	(10,372)	—	(8,391)	1,608	(17,155)
Gain (loss) on valuation of derivatives	35,812	—	(289,117)	(247)	(253,552)
Accrued income	(132,938)	—	16,258	—	(116,680)
Provision for loan losses	40,988	—	41,496	—	82,484
Loan and receivables written off	9,772	—	(1,069)	—	8,703
Loan origination costs and fees	(173,417)	—	(6,775)	—	(180,192)
Defined benefit obligation	427,265	—	29,008	22,120	478,393
Deposits with employee retirement insurance trust	(499,718)	—	(400)	514	(499,604)
Provision for guarantee	8,274	—	(2,474)	—	5,800
Other provision	179,117	—	(47,570)	—	131,547
Others (*)	(104,334)	(544)	(46,968)	(21,330)	(173,176)

Net deferred tax assets(liabilities)	(376,945)	(544)	(426,525)	18,128	(785,886)

(*)	Among the deferred tax assets and liabilities classified as ‘Others’, the deferred tax asset arising from unused tax losses amounts to 12,507 million won.

(4)	Unrealizable temporary differences are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Deductible temporary differences	510,185	332,384
Tax loss carry forward	—	62,963
Taxable temporary differences	(10,417,258)	(10,335,041)

Total	(9,907,073)	(9,939,694)

No deferred income tax asset has been recognized for the deductible temporary difference of 477,836 million Won associated with investments in subsidiaries as of December 31, 2025, because it is not probable that the temporary differences will be reversed in the foreseeable future. Also, no deferred income tax asset has been recognized for the other 32,349 million won due to the uncertainty of its feasibility in the future.

No deferred income tax liability has been recognized for the taxable temporary difference of 10,417,258 million won associated with investment in subsidiaries as of December 31, 2025, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

As of December 31, 2025, there are no tax loss carryforwards that are not recognized as deferred tax assets.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(5)	Details of accumulated current and deferred tax charged directly to other equity are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Loss on valuation of financial assets at FVTOCI	430,830	(28,645)
Loss on financial instruments designated to be measured at FVTPL	(483)	(483)
Gain on valuation of equity method investments	3,470	2,272
Gain (loss) on foreign currency translation of foreign operations	(5,344)	(11,069)
Gain on valuation of hedge accounting of the net investment in foreign operations	48,036	56,042
Remeasurements of the defined benefit plan	37,548	30,770
Gain (loss) on derivatives designated as cash flow hedge	58,386	(7)
Net financial gain (loss) on insurance contract assets (liabilities)	(609,063)	—
Net financial gain (loss) on reinsurance contract assets (liabilities)	4,525	—

Total	(32,095)	48,880

(6)	Current tax assets and liabilities are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Current tax assets	228,229	61,613
Current tax liabilities	723,368	127,126

(7)	Impact of Pillar Two income taxes

Under the Pillar Two legislation, the consolidated entity is required to pay additional tax equal to the difference between the GloBE effective tax rate in each jurisdiction in which its constituent entities operate and the 15% minimum tax rate. Accordingly, the Pillar Two income tax expense recognized for the current period amounts to KRW 1,569 million. The exception to the recognition and disclosure requirements for deferred tax assets and liabilities related to Pillar Two has been applied.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

43.	EARNINGS PER SHARE (“EPS”)

(1)

Basic EPS is calculated by dividing net income attributable to common shareholders by weighted-average number of common shares outstanding (Unit: Korean Won in millions, except for EPS and number of shares):

	For the years ended December 31
	2025	2024
Net income attributable to common shareholders	3,124,346	3,085,995
Dividends to hybrid securities	(150,059)	(158,682)
Net income attributable to common shareholders	2,974,287	2,927,313
Weighted average number of common shares outstanding (Unit: million shares)	734	741
Basic EPS (Unit: Korean Won)	4,052	3,950

(2)	The weighted average number of common shares outstanding is as follows (Unit: number of shares):

	For the year ended December 31, 2025
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the year	742,591,501	271,045,897,865
Treasury stocks	(3,082,276)	(1,125,030,740)
Acquisition and retirement of treasury stock	(8,515,377)	(2,115,328,855)
Disposal of treasury stock	196	31,208

Sub-total (①)		267,805,569,478

Weighted average number of common shares outstanding (②=(①/365))		733,713,889

	For the year ended December 31, 2024
	Number of shares	Accumulated number of shares outstanding during period
Common shares issued at the beginning of the year	751,949,461	275,213,502,726
Treasury stocks	(3,427,497)	(1,254,463,902)
Acquisition and retirement of treasury stock	(9,359,809)	(2,742,480,364)
Disposal of treasury stock	347,070	89,415,280

Sub-total (①)		271,305,973,740

Weighted average number of common shares outstanding (②=(①/366))		741,273,152

Diluted EPS is equal to basic EPS because there is no dilution effect for the years ended December 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

44.	CONTINGENT LIABILITIES AND COMMITMENTS

(1) Details of guarantees are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Confirmed guarantees
Guarantee for loans	69,961	60,571
Acceptances	495,942	617,599
Guarantees in acceptances of imported goods	66,879	75,265
Other confirmed guarantees	10,831,684	10,337,850

Sub-total	11,464,466	11,091,285

Unconfirmed guarantees
Local letters of credit	161,120	167,580
Letters of credit	2,615,813	3,213,170
Other unconfirmed guarantees	1,331,305	1,558,187

Sub-total	4,108,238	4,938,937

Commercial paper purchase commitments and others	497,394	581,040

Total (*)	16,070,098	16,611,262

(*)	Includes financial guarantees of 5,032,808 million Won and 4,156,790 million Won as of December 31, 2025 and 2024, respectively.

(2)	Details of loan commitments and others are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Loan commitments	134,286,067	133,863,588
Other commitments (*)	10,205,741	6,564,353

(*)

As of December 31, 2025 and 2024, the amount of unsecured bills (purchase bills sales) and discounts on electronic short-term bond sales (purchase) are 4,399,729 million Won and 1,992,030 million Won, respectively.

(3)	Litigation case

Litigation case that the key Group is a defendant in a lawsuit pending (excluding fraud lawsuits and those lawsuits that are filed only to extend the statute of limitation, etc.) are 1,032 cases (litigation value of 926,888 million Won) and 871 cases (litigation value of 862,669 million Won) as of December 31, 2025 and 2024 respectively, and provisions for litigations are 70,682 million Won and 23,233 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)	Other commitments

1)	The obligations related to guaranteed completion with trust business as of December 31, 2025, are as follows (Unit: Korean Won in millions):

	Responsibility for Completion	cases	Initial PF Commitment Limit	Amount of PF Loans (*3)	Amount of unused PF limit (*4)	Amount of Trust Account Limit (*4)	Amount of Trust Account
Responsible completion land trust (*1)	Our Responsibility for Completion Deadline Passed (including completed projects)	3	200,000	38,733	55,013	5,700	5,685
Redevelopment Land Trust	Our Obligation to Bear Responsibility for Completion (*2)	3	98,499	46,010	97,066	32,500	14,586
Total		6	298,499	84,743	152,079	38,200	20,271

(*1)

Responsible completion land trust is a trust in which the Woori Asset Trust Co., Ltd., subsidiary, is only liable to the lending financial institution for the completion guarantee obligation in case the contractor fails to fulfill the obligation. If the subsidiary is unable to fulfill the completion guarantee obligation, it is responsible for compensating the lending financial institution for any losses incurred.

(*2)

In redevelopment projects where the Korea Housing & Urban Guarantee Corporation guarantees project financing loans, the project operator is responsible for the completion guarantee obligation according to the standard project agreement terms of the Korea Housing & Urban Guarantee Corporation, but the completion guarantee period has not yet expired as of December 31, 2025.

(*3)

Since, for projects where it is highly likely that our subsidiary Woori Asset Trust will bear the responsibility for completion and where the possibility and amount of loss can be reliably estimated, these impacts have been reflected in the financial statements at the end of the current period. However, for projects where the risk of Woori Asset Trust bearing the completion guarantee obligations is considered low or where the possibility and amount of loss cannot be reliably estimated, these impacts have not been reflected in the financial statements at the end of the current period.

(*4)	The limit may be subject to change during the project progress due to reasons such as limit deductions.

2)

As of December 31, 2025, Woori Asset Trust, a subsidiary, may lend a trust account for a part of the total project cost in relation to 29 debt-type land trust contracts including Boutique Terrace Hotel in Woo-dong, Haeundae-gu, Busan. The maximum loan amount (unused limit) is 192,027 million Won. Whether or not Woori Asset Trust lends a trust account in relation to the relevant businesses is not an unconditional payment obligation, and it is determined by considering overall matters such as the unique account and the fund balance plan of each trust business.

3)

Pursuant to some contracts related to asset securitization, the Group utilizes various prerequisites, triggering events causing early redemption, limiting risks that investors bear due to change in asset quality. Breach of such triggering clause leads to an early redemption of the securitized bonds.

4)

As of December 31, 2025, Tongyang Life Insurance Co., Ltd., a subsidiary, has entered into an agreement with Tongyang Leisure to amend the existing lease and transfer operating rights for the golf course, contingent upon the conversion of the golf course to public access, member consent, and court approval of the rehabilitation plan. The agreement includes clauses to pay variable compensation amount based on the sale proceeds, in consideration of the fulfillment of contractual obligations and the transfer of business rights. Member consent and the conversion to public access have been completed, and the variable compensation will be recognized when the decision to sell is made.

5)

As of December 31, 2025, Tongyang Life Insurance, a subsidiary, is under investigation by the Financial Services Commission regarding potential violations of the Credit Information Use and Protection Act.

6)

The administrative fine paid to the Personal Information Protection Commission in October 2025 in connection with the leakage of personal credit information of merchant representatives that occurred at the subsidiary, Woori Card, between January and April 2024 has been recognized in non-operating income and expenses. In addition, further administrative fines may be imposed by the Financial Services Commission; however, the outcome cannot be predicted at this time.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

45.	RELATED PARTY TRANSACTIONS

Related parties of the Group as of December 31, 2025 and 2024, and assets and liabilities recognized, guarantees and commitments, major transactions with related parties and compensation to key management for the years ended December 31, 2025 and 2024 are as follows. Please refer to Note 14 for the details of joint ventures and associates.

(1)	Assets and liabilities from transactions with related parties are as follows (Unit: Korean Won in millions):

Related parties		Account title	December 31, 2025	December 31, 2024
Associates	W Service Networks Co., Ltd.	Loans	30	51
		Deposits due to customers	3,009	3,054
		Accrued expenses	7	86
		Other liabilities	316	339
	Korea Credit Bureau Co., Ltd.	Loans	—	1
		Deposits due to customers	2,615	780
		Accrued expenses	—	13
		Other liabilities	10	—
	Korea Finance Security Co., Ltd.	Loans	3,435	3,225
		Loss allowance	(23)	(43)
		Deposits due to customers	2,138	1,145
		Other liabilities	1	3
	LOTTE CARD Co. Ltd.	Loans	26,880	27,913
		Account receivables	35	21
		Loss allowance	(295)	(297)
		Derivative assets	564	1,075
		Other assets	256	49
		Deposits due to customers	22,869	20,207
		Accrued expenses	39	—
		Derivative liabilities	807	—
		Other liabilities	289	273
	K BANK Co., Ltd.	Loans	17	18
		Account receivables	9	32
		Cash and cash equivalents	192	—
		Other assets	43	—
		Other liabilities	158,668	193,719
	Others (*)	Loans	42,903	38,819
		Loss allowance	(139)	(273)
		Other assets	9,116	66,088
		Deposits due to customers	2,259	3,575
		Other liabilities	541	232

(*)	Others include IGEN2022No. 1 Private Equity Fund and etc., as of December 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	Gain or loss from transactions with related parties are as follows (Unit: Korean Won in millions):

			For the years ended December 31
Related parties		Account title	2025	2024
Associates	W Service Network Co., Ltd.	Other income	37	35
		Interest expenses	30	37
		Fees expenses	280	483
		Other expenses	1,031	1,095
	Korea Credit Bureau Co., Ltd.	Interest expenses	10	—
		Fees expenses	5,228	3,986
		Other expenses	61	155
	Korea Finance Security Co., Ltd.	Interest income	152	142
		Interest expenses	2	3
		Provision (Reversal) of allowance for credit loss	(22)	(32)
		Other expenses	25	25
	LOTTE CARD Co., Ltd.	Interest income	1,525	1,586
		Fees income	4,103	4,019
		Gain on derivatives	248	1,075
		Loss on derivatives	1,318	457
		Interest expenses	2,593	4,127
		Fees expenses	1,382	—
		Provision (Reversal) of allowance for credit loss	15	11
	K BANK Co., Ltd.	Fees income	171	269
		Fees expenses	6	—
		Other expenses	2	—
	Others (*)	Interest income	2,233	844
		Fees income	32,348	53,562
		Dividend income	—	3,729
		Other income	7,457	2,890
		Interest expenses	14,017	18,045
		Other expenses	—	1,612
		Provision (Reversal) of allowance for credit loss	(264)	212

(*)	Others include Win Mortgage Co., Ltd. and etc., for the years ended December 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(3)	Major loan transactions with related parties for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2025
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	51	403	424	—	30
	Korea Credit Bureau Co., Ltd.	1	3	4	—	—
	Korea Finance Security Co., Ltd.	3,225	2,052	1,842	—	3,435
	LOTTE CARD Co., Ltd.	27,913	12,531	13,213	(351)	26,880
	K BANK Co., Ltd.	18	256	257	—	17
	Win Mortgage Co.,Ltd.	8	250	240	—	18
	ARAM CMC CO.LTD	41	—	41	—	—
	Godo Kaisha Oceanos 1	38,770	22,921	64,002	2,311	—
	Woori Real Estate Investment No. 1 Limited Liability Company	—	42,885	—	—	42,885

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

		For the year ended December 31, 2024
Related parties		Beginning balance	Loan	Collection	Others	Ending balance (*)
Associates	W Service Network Co., Ltd.	108	475	532	—	51
	Korea Credit Bureau Co., Ltd.	1	3	3	—	1
	Korea Finance Security Co., Ltd.	3,228	2,705	2,708	—	3,225
	LOTTE CARD Co., Ltd.	12,209	288,794	274,484	1,394	27,913
	K BANK Co., Ltd.	54	317	353	—	18
	Win Mortgage Co.,Ltd.	15	243	250	—	8
	ARAM CMC CO.LTD	41	—	—	—	41
	Godo Kaisha Oceanos 1	38,121	—	—	649	38,770
	Woori Zip 1	11,317	—	11,227	(90)	—
	Woori Zip 2	16,063	—	15,936	(127)	—

(*)	Payments that occurred for business reasons among related parties are excluded and net increase or decrease was used for limited credit loan.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)	Details of changes in major deposits due to customers with related parties for the years ended December 31, 2025 and 2024 are as follows (Unit: Korean Won in millions):

		For the year ended December 31, 2025
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	—	—	1,000
	Win Mortgage Co.,Ltd.	1,387	3,529	3,564	1,352
	Korea Credit Bureau Co., Ltd.	—	1,000	—	1,000

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

		For the year ended December 31, 2024
Related parties		Beginning balance	Increase	Decrease	Ending balance (*)
Associates	W Service Networks Co., Ltd	1,000	2,000	2,000	1,000
	Win Mortgage Co.,Ltd.	600	2,266	1,479	1,387

(*)	Details of payment between related parties, demand deposit due to customers and etc. are excluded.

(5)	There are no major borrowing transactions with related parties for the years ended December 31, 2025 and 2024.

(6)	Guarantees provided to the related parties are as follows (Unit: Korean Won in millions):

Warrantee	December 31, 2025	December 31, 2024	Warranty
Korea Finance Security Co., Ltd.	425	635	Unused loan commitment
Korea Credit Bureau Co., Ltd.	35	34	Unused loan commitment
W Service Network Co., Ltd.	150	129	Unused loan commitment
K BANK Co., Ltd.	283	282	Unused loan commitment
LOTTE CARD Co. Ltd.	478,300	498,400	Unused loan commitment
			Confirmed Foreign
			Currency Payment
LOTTE CARD Co. Ltd.	1,650	1,691	Guarantee
Win Mortgage Co.,Ltd.	32	42	Unused loan commitment

As of December 31, 2025 and 2024, the recognized payment guarantee provisions are 289 million won and 272 million won, respectively, in relation to the guarantees provided to the related parties above.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(7)	Amount of commitments with the related parties

Warrantee	December 31, 2025	December 31, 2024	Warranty
NH Woori Newdeal Growth Alpha Private Equity Fund 1	819	15,906	Securities purchase commitment
Samsung Together Korea IPPF private securities investment trust 3 [Equity-FoFs]	990,000	990,000	Securities purchase commitment
BTS 2nd Private Equity Fund	1,234	1,854	Securities purchase commitment
STASSETS FUND III	1,500	3,000	Securities purchase commitment
Synaptic Future Growth Private Equity Fund 1	1,624	3,443	Securities purchase commitment
IBK KIP Seongjang Dideemdol 1st Private Investment Limited Partnership	4,664	4,664	Securities purchase commitment
Woori Seoul Beltway Private Special Asset Fund No.1	27,103	30,949	Securities purchase commitment
Woori Oncorp Corporate support of Major Industry General Type Private Investment Trust 2	255	60	Securities purchase commitment
Woori Asset Global Partnership Fund No.5	75,000	97,500	Securities purchase commitment
JC Assurance No.2 Private Equity Fund	492	1,351	Securities purchase commitment
Crevisse Raim Impact 1st Startup Venture Specialist Private Equity Fund	50	148	Securities purchase commitment
Woori Real Estate Investment No. 1 Limited Liability Company	7,100	7,100	Securities purchase commitment
Woori Future Energy Private Special Asset Investment Trust(General) No.1	33,600	33,600	Securities purchase commitment
LOTTE CARD Co., Ltd.	440,000	350,000	Derivative commitment
Woori IMM Greean Net Zero Fund	21,099	—	Securities purchase commitment
Woori NH Co-Growth Private Equity FundI	9,296	—	Securities purchase commitment
Woori PGIF4 General Type Private Special Asset Investment Trust No.1	3,102	—	Securities purchase commitment
Woori GS West Street Strategic Solutions General Type Private Special Asset Investment Trust No.1	15,820	—	Securities purchase commitment
Woori Global Secondary Private Placement Investment Trust No. 2	2,948	—	Securities purchase commitment
Woori Productive Financing Education Infrastructure General Private Special Asset Investment Trust No.1	20,000	—	Securities purchase commitment

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(8)	Major investment and Recovery transactions

Details of major investment and recovery transactions with related parties during the years ended December 31, 2025 and 2024 are described in Note 14.(2). There are no other significant investment and recovery transactions.

(9)	Compensation for key management is as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Short-term employee salaries	23,700	34,676
Retirement benefit service costs	941	1,372
Share-based compensation	20,755	11,298

Total	45,396	47,346

Key management includes executives and directors of Woori Financial Group and major subsidiaries, and also includes CEO of other subsidiaries. Outstanding assets from transactions with key management amount to 3,203 million won and 3,523 million won, as of December 31, 2025 and 2024 respectively and with respect to the assets, the Group has not recognized any allowance nor related impairment loss due to credit losses. Also, liabilities from transaction with key management amount to 11,562 million won and 69,372 million won, respectively, as of December 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

46.	TRUST ACCOUNTS

(1)	Trust accounts of the Woori Bank are as follows (Unit: Korean Won in millions):

	Total assets		Operating income
	December 31, 2025	December 31, 2024	For the years ended December 31
			2025	2024
Trust accounts	94,330,961	85,894,740	3,043,016	2,544,969

(2)	Receivables and payables between the Woori Bank and trust accounts are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Receivables:
Trust fees receivables	48,172	46,273

Payables:
Deposits due to customers	119,733	265,364
Borrowings from trust accounts	6,047,905	5,214,906

Total	6,167,638	5,480,270

(3)	Significant transactions between the Woori Bank and trust accounts are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Revenue:
Trust fees	180,515	156,911
Termination fees	19,249	3,345

Total	199,764	160,256

Expense:
Interest expenses on deposits due to customers	791	955
Interest expenses on borrowings from trust accounts	126,767	148,498

Total	127,558	149,453

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(4)	Principal guaranteed trusts and principal and interest guaranteed trusts are as follows;

1)	The carrying amount of principal guaranteed trusts and principal and interest guaranteed trusts that Woori Bank provides are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Partial principal guaranteed trusts
Personal trust	7,456	7,823
Corporate trust	193	189
Deposit purpose	1,465	1,544

Sub-total	9,114	9,556

Principal guaranteed trusts
Old-age pension trusts	2,455	2,450
Personal pension trusts	369,257	399,860
Pension trusts	542,034	592,533
Retirement trusts	26,043	26,159
New personal pension trusts	5,579	6,084
New old-age pension trusts	753	815

Sub-total	946,121	1,027,901

Principal and interest guaranteed trusts
Development trusts	19	19
Unspecified money trusts	333	334

Sub-total	352	353

Total	955,587	1,037,810

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

47.	LEASES

(1)	Lessor

1)	Finance lease

①	The total investment in finance lease and the present value of the minimum lease payments to be recovered are as follows (Unit: Korean Won in millions):

	December 31, 2025
	Total investment in lease	Net investment in lease
Within one year	296,640	277,976
After one year but within two years	288,032	266,930
After two years but within three years	174,700	160,310
After three years but within four years	103,904	91,402
After four years but within five years	217,393	191,328
After five years	1,173	1,053

Total	1,081,842	988,999

	December 31, 2024
	Total investment in lease	Net investment in lease
Within one year	281,087	263,105
After one year but within two years	372,273	348,055
After two years but within three years	327,294	297,093
After three years but within four years	152,027	136,499
After four years but within five years	72,648	61,267
After five years	—	—

Total	1,205,329	1,106,019

②	The unrealized interest income of the finance lease is as follows. (Unit: Korean Won in millions)

	December 31, 2025	December 31, 2024
Total investment in lease	1,081,842	1,205,329
Net investment in lease	988,999	1,106,019
Present value of minimum lease payments	988,999	1,106,019

Unrealized interest income	92,843	99,310

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

2)	Operating lease

①	The details of prepaid lease assets and operating lease assets are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Prepaid lease assets	18,844	42,996
Operating lease assets
Acquisition cost	5,263,765	5,132,477
Accumulated depreciation	(1,458,989)	(1,209,633)
Net carrying value	3,804,776	3,922,844

Total	3,823,620	3,965,840

②	The details of changes in operating lease assets are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Beginning balance	3,922,844	3,285,926
Acquisition	926,165	1,463,419
Disposal	(388,889)	(262,184)
Depreciation	(629,079)	(587,148)
Others	(26,265)	22,831

Ending balance	3,804,776	3,922,844

③	The future lease payments to be received under the lease contracts are as follows (Unit: Korean Won in millions)

	December 31, 2025	December 31, 2024
Within one year	889,408	895,812
After one year but within two years	656,257	763,682
After two years but within three years	443,619	515,003
After three years but within four years	217,769	312,886
After four years but within five years	65,179	102,478

Total	2,272,232	2,589,861

④	There are no adjusted lease payments recognized as profit or loss for the years ended December 31, 2025 and 2024.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	Lessee

1)	The future lease payments under the lease contracts are as follows (Unit: Korean Won in millions):

	December 31, 2025	December 31, 2024
Lease payments
Within one year	214,922	194,384
After one year but within five years	355,365	317,609
After five years	44,575	50,352

Total	614,862	562,345

2)	Total cash outflows from lease are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Total cash outflows from lease	254,626	240,491

3)

Details of lease payments that are not included in the measurement of lease liabilities due to the fact that they are short-term leases or leases for which the underlying asset is of low value are as follows (Unit: Korean Won in millions):

	For the years ended December 31
	2025	2024
Lease payments for short-term leases	376	273
Lease payments for which the underlying asset is of low value	2,691	1,448

Total	3,067	1,721

Variable lease payments that were not included in the measurement of lease liabilities for the years ended December 31, 2025 and 2024 were 32,711 million Won and 24,380 million Won.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

48.	BUSINESS COMBINATION

(1)	Tongyang Life Insurance Co., Ltd.

1)	General

The Group obtained approval from the Financial Services Commission on May 2, 2025, to include a subsidiary, and acquired 77.9% of the interest (excluding treasury stocks; 75.3% including treasury stocks) of Tongyang Life Insurance Co., Ltd. (“Tongyang Life”) on July 1, 2025, thereby obtaining control. The primary purpose of this business combination is to maximize synergy effects among consolidated subsidiaries and strengthen the non-banking business portfolio.

From the acquisition date (July 1, 2025) to the end of the current reporting period, Tongyang Life’s operating income and net income reflected in the consolidated statement of comprehensive income amounted to 49,386 million Won and 43,609 million Won, respectively. Assuming that the acquisition of Tongyang Life had occurred at the beginning of the annual reporting period (January 1, 2025), Tongyang Life’s operating income and net income that would have been recognized in the consolidated statement of comprehensive income are estimated to be 149,439 million Won and 126,021 million Won, respectively.

2)	Identifiable net assets:

(Unit: Korean Won in millions) Amount
Assets
Cash and cash equivalents	286,417
Financial assets at fair value through profit or loss	5,799,449
Financial assets at fair value through other comprehensive income	21,635,551
Financial assets at amortized cost (*1)	6,544,801
Derivative assets	172,326
Investment properties	426,509
Premises and equipment	115,287
Intangible assets	29,953
Deferred tax assets	130,646
Investments in associates	28,521
Reinsurance contracts assets	578,741
Other assets	53,754

Sub-total	35,801,955

Liabilities
Insurance contract liabilities	28,743,076
Reinsurance contract liabilities	10,900
Investment contract liabilities	3,474,425
Financial liabilities at fair value through profit or loss	256
Financial liabilities at amortized cost	1,100,627
Derivative liabilities	196,317
Provisions	41,393
Other liabilities	35,503

Sub-total	33,602,497

Identifiable Net Assets Fair value (*2)	2,199,458

(*1)

The financial assets measured at amortized cost that were acquired have been estimated at fair value. The contractual gross amount of Tongyang Life’s financial assets measured at amortized cost is KRW 6,547,834 million, and the contractual cash flows that are not expected to be recovered as of the acquisition date are estimated at KRW 90,923 million.

(*2)	The Group measured the identifiable assets and liabilities of the acquiree at their fair values as of the acquisition date for the purpose of allocating the consideration transferred.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

If, within one year from the acquisition date, new information is obtained about facts and circumstances that existed at the acquisition date requiring adjustments to the amounts recognized at that date, or if additional provisions existing at the acquisition date need to be recognized, such adjustments will be accounted for in the business combination.

3)	Bargain purchase gain

A bargain purchase gain occurred as the fair value of identifiable net assets exceeded the consideration transferred.

(Unit: Korean Won in millions) Amount
Consideration transferred	1,281,963
Identifiable net assets fair value	2,199,458
Non-controlling interests (*1)	236,994
Hybrid securities (*2)	406,310
Bargain purchase gain (*3)	274,191

(*1)	The non-controlling interests in Tongyang Life acquired during the current period were measured at the fair value based on the closing price at the acquisition date.
(*2)

It is a hybrid securities issued by Tongyang Life and classified as equity, which does not grant rights to a proportionate interest of the acquiree’s identifiable net assets, and was measured at fair value using the Hull-White valuation method with discount rates based on credit ratings, interest rate volatility, and exchange rates as input variables.

(*3)	Included in other non-operating income in the consolidated statement of comprehensive income.

4)	Business combination costs

The Group incurred costs of 1,972 million Won related to the business combination, including legal fees and due diligence fees, which were recognized as fees and commissions expenses in the consolidated statement of comprehensive income.

5)	Net cash outflows from the business combination

(Unit: Korean Won in millions) Amount
Consideration paid in cash	1,281,963
Cash and cash equivalents acquired	286,417

Less: Total	995,546

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

(2)	ABL Life Insurance Co., Ltd.

1)	General

The Group obtained approval from the Financial Services Commission on May 2, 2025, to include a subsidiary, and acquired 100% of the interest of ABL Life Insurance Co., Ltd. (“ABL Life”) on July 1, 2025, thereby obtaining control. The primary purpose of this business combination is to maximize synergy effects among consolidated subsidiaries and strengthen the non-banking business portfolio.

From the acquisition date (July 1, 2025) to the end of the current reporting period, ABL Life’s operating income and net income reflected in the consolidated statement of comprehensive income amounted to 58,653 million Won and 55,984 million Won, respectively. Assuming that the acquisition of ABL Life had occurred at the beginning of the annual reporting period (January 1, 2025), ABL Life’s operating income and net income that would have been recognized in the consolidated statement of comprehensive income are estimated to be 124,104 million Won and 89,840 million Won, respectively.

2)	Identifiable net assets:

(Unit: Korean Won in millions) Amount
Assets
Cash and cash equivalents	327,090
Financial assets at fair value through profit or loss	5,724,722
Securities at fair value through other comprehensive income	11,300,915
Financial assets at amortized cost (*1)	1,647,554
Derivative assets	31,506
Investment properties	154,006
Premises and equipment	329,899
Intangible assets	36,152
Deferred tax assets	305,354
Reinsurance contracts assets	7,704
Other assets	41,402

Sub-total	19,906,304

Liabilities
Insurance contract liabilities	18,324,194
Reinsurance contract liabilities	125,450
Investment contract liabilities	930
Financial liabilities at fair value through profit or loss	8,239
Financial liabilities at amortized cost	828,081
Derivative liabilities	27,827
Provisions	14,848
Other liabilities	4,970

Sub-total	19,334,539

Identifiable Net Assets Fair value (*2)	571,765

(*1)

The financial assets measured at amortized cost that were acquired have been estimated at fair value. The contractual gross amount of ABL Life’s financial assets measured at amortized cost is KRW 1,670,314 million, and the contractual cash flows that are not expected to be recovered as of the acquisition date are estimated at KRW 25,489 million.

(*2)	The Group measured the identifiable assets and liabilities of the acquiree at their fair values as of the acquisition date for the purpose of allocating the consideration transferred.

If, within one year from the acquisition date, new information is obtained about facts and circumstances that existed at the acquisition date requiring adjustments to the amounts recognized at that date, or if additional provisions existing at the acquisition date need to be recognized, such adjustments will be accounted for in the business combination.

WOORI FINANCIAL GROUP INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2025 AND 2024

3)	Bargain purchase gain

A bargain purchase gain occurred as the fair value of identifiable net assets exceeded the consideration transferred.

(Unit: Korean Won in millions)
Amount
Consideration transferred	264,946
Identifiable net assets fair value	571,765
Bargain purchase gain (*)	306,819

(*) Included in other non-operating income in the consolidated statement of comprehensive income.

4)	Business combination costs

The Group incurred costs of 301 million Won related to the business combination, including legal fees and due diligence fees, which were recognized as fees and commissions expenses in the consolidated statement of comprehensive income.

5)	Net cash inflows from the business combination

(Unit: Korean Won in millions)
Amount
Consideration paid in cash	264,946
Cash and cash equivalents acquired	327,090

Less: Total	62,144

49.	EVENTS AFTER THE REPORTING PERIOD

(1)

The Parent Company resolved at the Board of Directors’ meeting held on February 6, 2026, to acquire and retire its treasury shares. The Parent Company plans to acquire treasury shares in the amount of KRW 200 billion through a trust agreement during the period from February 10, 2026 to June 10, 2026, and intends to cancel all shares acquired through this transaction thereafter.

(2)

Woori Bank, a subsidiary, decided to implement a voluntary retirement program through a labor-management agreement in January 2026. As a result, the termination benefits to be recognized by the Group in the first quarter of 2026 amount to KRW 181,305 million.

Independent Auditor’ Report on Internal Control over Financial Reporting for Consolidation Purposes

Based on a report originally issued in Korean

To the Board of Directors and Shareholders

Woori Financial Group Inc.:

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited Woori Financial Group Inc. and its subsidiaries (“the Group”)’ internal control over financial reporting (“ICFR”) for consolidation purposes as of December 31, 2025 based on the criteria established in the Conceptual Framework for Designing and Operating ICFR (“ICFR Design and Operation Framework”) issued by the Operating Committee of Internal Control over Financial Reporting in the Republic of Korea (the “ICFR Committee”).

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as of December 31, 2025, based on ICFR Design and Operation Framework.

We also have audited, in accordance with Korean Standards on Auditing (KSAs), the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as of December 31, 2025, the consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and notes, comprising of material accounting policy information and other explanatory information, and our report dated March XX, 2026 expressed an unmodified opinion on those consolidated financial statements.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with KSAs. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for Consolidation Purposes section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the internal control over financial reporting for consolidation purposes in Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for the Internal Control over Financial Reporting for Consolidation Purposes

The Group’s management is responsible for designing, operating and maintaining effective internal control over financial reporting for consolidation purposes and for its assessment of the effectiveness of internal control over financial reporting for consolidation purposes, included in the accompanying ‘Operating Status Report of Internal Control over Financial Reporting for Consolidation Purposes.’

Those charged with governance have the responsibilities for overseeing the Group’s internal control over financial reporting for consolidation purposes.

Auditor’s Responsibilities for the Audit of the Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on the Group’s internal control over financial reporting for consolidation purposes based on our audit. We conducted our audit in accordance with KSAs. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

Our audit of internal control over financial reporting for consolidation purposes included obtaining an understanding of internal control over financial reporting for consolidation purposes, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.

Definition and Limitations of Internal Control over Financial Reporting for Consolidation Purposes

An entity’s internal control over financial reporting for consolidation purposes is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with Korean International Financial Reporting Standards (“K-IFRS”). A Group’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with K-IFRS, and that receipts and expenditures of the group are being made only in accordance with authorizations of management and directors of the group; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent or detect misstatements in the consolidated financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Jae-Beom Choi.

/s/ KPMG Samjong Accounting Corp.

Seoul, Korea

March 4, 2026

This report is effective as of March 4, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the internal control over financial reporting. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

Operating Status Report of

Internal Control over Financial Reporting for Consolidation Purposes

To the Shareholders, Board of Directors and Audit Committee of Woori Financial Group Inc.

We, as the Chief Executive Officer (“CEO”) and Internal Control over Financial Reporting Officer of Woori Financial Group Inc. and its subsidiaries (collectively referred to as “the Group”), assessed operating status of the Group’s Internal Control over Financial Reporting for Consolidation Purposes (“the Group’s ICFR”) for the year ended December 31, 2025.

The Group’s management, including ourselves, is responsible for designing and operating the Group’s ICFR.

We assessed whether the Group effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in consolidated financial statements to ensure preparation and disclosure of reliable consolidated financial information.

We used the ‘Conceptual Framework for Designing and Operating ICFR’ established by the Operating Committee of ICFR in Korea (the “ICFR Committee”) as the criteria for design and operation of the Group’s ICFR. We also assessed the design and operation of the Group’s ICFR based on the Appendix 6, ‘Standards for Evaluating and Reporting the Effectiveness of ICFR,’ of the Detailed Regulations on External Audit and Accounting, etc.

Based on our assessment, we concluded that the Group’s ICFR is designed and operated effectively as of December 31, 2025, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating ICFR’.

As of the date of the assessment, the Group excluded TONGYANG Life Insurance Co., Ltd. (acquisition date: July 1, 2025; total assets and profit before tax as of the assessment date of KRW 35,444,959 million and KRW 53,616 million, representing 5.9% and 1.3%, respectively, of total assets and profit before tax after the acquisition) and ABL Life Insurance Co., Ltd. (acquisition date: July 1, 2025; total assets and profit before tax as of the assessment date of KRW 19,609,549 million and KRW 57,498 million, representing 3.3% and 1.4%, respectively, of total assets and profit before tax after the acquisition) from the scope of the assessment of the Group’s ICFR, as one year had not yet elapsed since the acquisition date, making the assessment not practically feasible.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings, and we have reviewed and verified this report with sufficient care.

(Attachment)

Internal control activities performed by the Company to address the risk of fund-related fraud, including misappropriation

February 27, 2026

Jong Yong Yim, Chief Executive Officer

Seong Min Kwak, Internal Control over Financial Reporting Officer

(Attachment) Internal control activities performed by the Company to address the risk of fund-related fraud, including misappropriation

The control activities performed by the Company as disclosed below provide an integrated overview of the Company’s key Internal Control over Financial Reporting(ICFR) control activities implemented to address risks of fund-related fraud, including misappropriation, in accordance with the “Guidelines for Evaluating and Reporting the Effectiveness of ICFR” enacted and amended by the Financial Supervisory Service.

Type	Internal Control Activities performed by the Company(*1)	Targeted Entity	Results of the Assessment of Design and Operation Effectiveness(*2) (Department in charge, timing, etc.)
Entity-level Controls

<Compliance with Code of Ethics>

Management operates a system under which employees pledge to comply with the code of ethics and related obligations, and operates procedures to identify and monitor any violations of applicable laws and the Code of Ethics.

(Department in charge: Compliance Monitoring ACT of Woori Financial Group Inc., Compliance Management Department of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

•

Compliance Monitoring ACT, Compliance Management Department, etc.

•

November 2025, February 2026

<Risk Assessment>

Management identifies risks for each business activity and operates a system to evaluate risks through the Operational Risk Management System.

(Department in charge: Risk Management Dept. of Woori Financial Group Inc., Risk Management Office of Woori Bank Co., Ltd.. etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

•

Risk Management Department, Risk Management Dept., etc.

•

November 2025, February 2026

<Mandatory Leave Policy>

Management operates the mandatory leave policy to eliminate incentives and opportunities for financial fraud.

(Department in charge: Compliance Monitoring ACT of Woori Financial Group Inc., Compliance Management Department of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

•

Compliance Monitoring ACT,

•

Compliance Management Department, etc.

•

November 2025, February 2026

Type	Internal Control Activities performed by the Company(*1)	Targeted Entity	Results of the Assessment of Design and Operation Effectiveness(*2) (Department in charge, timing, etc.)

<Job Rotation Policy>

Management operates the job rotation policy to eliminate incentives and opportunities for financial fraud.

(Department in charge: Human Resources Dept. of Woori Bank Co., Ltd., Compliance Support Team of Woori Card Co., Ltd., etc.)

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 7 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 7 affiliates

•

Human Resources Dept., Compliance Support Team, etc.

•

November 2025, February 2026

<Segregation of Duties and Authority Segregation>

Management segregates organizational duties and operates in accordance with policies that clearly define the roles and responsibilities associated with each function.

(Department in charge: Strategy&Planning Department of Woori Financial Group Inc., Legal Affairs Office of Woori Bank Co., Ltd.. etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

•

Strategy&Planning Department, Legal Affairs Office, etc.

•

November 2025, February 2026

<Whistle Blowing Policy>

Management operates a compliance reporting policy and implements protective measures, including confidentiality for whistleblowers and prohibition of any retaliation.

(Department in charge: Ethics Management Office of Woori Financial Group Inc., Audit Department of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

•

Ethics Management Office, Audit Department, etc.

•

November 2025, February 2026

<Compliance Monitoring and Internal Audit>

Management addresses the fraud risk through compliance monitoring activities and internal audit functions.

(Department in charge: Audit Department of Woori Financial Group Inc., Audit Department of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 13 affiliates

•

Audit Department, etc.

•

November 2025, February 2026

Type	Internal Control Activities performed by the Company(*1)	Targeted Entity	Results of the Assessment of Design and Operation Effectiveness(*2) (Department in charge, timing, etc.)

Funds Controls

<Deposit Operations Management>

The person in charge of deposit operations shall verify application for account opening, withdrawal slips, etc. to carry out account opening, deposits, withdrawals, and account closing transactions. The authorized approver shall review the transaction details to ensure they are consistent with the supporting documents, and for transactions exceeding a specified amount, approval is required before processing.

(Department in charge: Woori Bank Branches, Woori Investment Securities Branches, etc.)

Woori Bank Co., Ltd., Woori Investment Securities Co., Ltd., and 5 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Bank Co., Ltd., Woori Investment Securities Co., Ltd., and 5 affiliates

•

Branches, etc.

•

November 2025, February 2026

<Branch End-of-day Closing>

The teller shall reconcile the cash on hand with the system records during the daily closing. The officer in charge of cash operations shall review and approve the reconciliation results.

(Department in charge: Woori Bank Branches, Woori Investment Securities Branches, etc.)

Woori Bank Co., Ltd., Woori Investment Securities Co., Ltd., and 5 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Bank Co., Ltd., Woori Investment Securities Co., Ltd., and 5 affiliates

•

Branches, etc.

•

November 2025, February 2026

<Credit Review and Approval>

The person in charge of credit transactions shall verify all relevant documents, including credit agreements, and request credit review and approval. The authorized approver shall review the credit terms, such as maturity, amount, interest rate, etc. and approve the transaction.

(Department in charge: Loan Service Center of Woori Bank Co., Ltd., Special Underwriting Team of Woori Card Co., Ltd., etc.)

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 9 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 9 affiliates

•

Loan Service Center, Special Underwriting Team, etc.

•

November 2025, February 2026

<Approval of Credit Transaction Execution>

The person in charge of credit transactions shall verify the credit review and approval details and submit a request for credit execution. The authorized approver shall review the credit terms, including maturity, amount, interest rate, etc. and approve the transaction.

(Department in charge: Loan Service Center of Woori Bank Co., Ltd., Corporate Solution Team of Woori Card Co., Ltd., etc.)

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 9 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 9 affiliates

•

Loan Service Center, Corporate Solution Team, etc.

•

November 2025, February 2026

Type	Internal Control Activities performed by the Company(*1)	Targeted Entity	Results of the Assessment of Design and Operation Effectiveness(*2) (Department in charge, timing, etc.)

<Credit Monitoring>

The person in charge of credit monitoring shall frequently or periodically review credit transactions for any irregularities and report the findings. The authorized approver shall review and approve the appropriateness of the inspection results.

(Department in charge: IB/Global Credit Analysis & Approval Department of Woori Bank Co., Ltd., Risk Strategic Team of Woori Card Co., Ltd., etc)

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 9 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 9 affiliates

•

IB/Global Credit Analysis & Approval Department, Risk Strategic Team, etc.

•

November 2025, February 2026

<Credit Repayment and Management of Non-Performing Loans>

Repayment of loan principal and interest is managed through the system. When non-performing loans arise due to delinquency or other reasons, the authorized approver shall review the supporting documentation for applications submitted by the person in charge of non-performing loan management, including loan receivable sales, restructuring, or write-offs, evaluate the appropriateness of the proposed actions, and approve them prior to execution.

(Department in charge: Credit Management & Collection Dept. of Woori Bank Co., Ltd., Collection Strategic Team of Woori Card Co., Ltd., etc.)

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 9 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 9 affiliates

•

Credit Management & Collection Dept., Collection Strategic Team, etc.

•

November 2025, February 2026

<Approval for Acquisition and Disposal of Marketable Securities>

The person in charge of the acquisition and disposal of marketable securities shall review transaction statements, contracts and request approval for the transaction. The authorized approver shall review the details of the securities transaction, including the type of security, amount, maturity, etc. and grant approval accordingly.

(Department in charge: Finance & Management Department of Woori Financial Group Inc., Settlement Support Dept. of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 10 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 10 affiliates

•

Finance & Management Department, Settlement Support Dept., etc.

•

November 2025, February 2026

<Verification of Interest and Dividend Receipts on Securities>

The authorized approver shall review and approve the reconciliation records prepared by the person in charge of securities interest and dividend receipts, comparing system-recorded amounts, actual received amounts, dividend notices, etc.

(Department in charge: Finance & Management Department of Woori Financial Group Inc., Settlement Support Dept. of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 10 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 10 affiliates

•

Finance & Management Department, Settlement Support Dept., etc.

•

November 2025, February 2026

Type	Internal Control Activities performed by the Company(*1)	Targeted Entity	Results of the Assessment of Design and Operation Effectiveness(*2) (Department in charge, timing, etc.)

<Physical Custody and Balance Management of Securities>

Physical securities are stored in locations with restricted access. The authorized approver shall review and approve the results of physical inspections of securities and reconciliations with balance confirmations and other relevant documents performed by the person in charge of physical securities and balance management.

(Department in charge: Finance & Management Department of Woori Financial Group Inc., Settlement Support Dept. of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 10 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 10 affiliates

•

Finance & Management Department, Settlement Support Dept., etc.

•

November 2025, February 2026

<Approval of Derivative Transactions and Settlements>

The person in charge of derivative transactions and settlements shall verify the transaction records and submit requests for approval and settlement. The authorized approver shall review the transaction details, including amount, maturity, etc and approve the transaction.

(Department in charge: Settlement Support Dept. of Woori Bank Co., Ltd., Treasury Team of Woori Card Co., Ltd., etc.)

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 2 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Bank Co., Ltd., Woori Card Co., Ltd., and 2 affiliates

•

Settlement Support Dept., Treasury Team, etc.

•

November 2025, February 2026

<Financing Approval>

The authorized approver shall approve the financing after reviewing the amounts, maturities, and interest rates, etc. requested by the person in charge of financing in accordance with the financing plan.

(Department in charge: Finance & Management Department of Woori Financial Group Inc., Treasury Dept. of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

•

Finance & Management Department, Treasury Dept., etc.

•

November 2025, February 2026

<Financing and Principal/Interest Repayments>

The person in charge of financing and principal/interest repayments shall verify the consistency between agreements and cash transaction records and report the findings, and the authorized approver shall review and approve the amounts, interest rates, repayment dates, etc.

(Department in charge: Finance & Management Department of Woori Financial Group Inc., Treasury Dept. of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 10 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 10 affiliates

•

Finance & Management Department, Treasury Dept., etc.

•

November 2025, February 2026

Type	Internal Control Activities performed by the Company(*1)	Targeted Entity	Results of the Assessment of Design and Operation Effectiveness(*2) (Department in charge, timing, etc.)

<Segregation of Duties for Fund Disbursements>

The person in charge and the approver shall be segregated in fund disbursement duties.

(Department in charge: Management Support Department of Woori Financial Group Inc., International Trade Service Center of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 9 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 9 affiliates

•

Management Support Department, International Trade Service Center, etc.

•

November 2025, February 2026

<Approval of Fund Disbursements>

The person in charge of fund disbursement shall verify fund transfer requests and other relevant documents, and submit a request for fund disbursement. The authorized approver shall review the appropriateness of the requested details, including the amount and purpose, and shall approve the fund disbursement prior to execution.

(Department in charge: Finance & Management Department of Woori Financial Group Inc., Settlement Support Dept. of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 9 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 9 affiliates

•

Finance & Management Department, Settlement Support Dept., etc.

•

November 2025, February 2026

<Verification of Fund Receipts>

The authorized approver reviews amount and reason of receipt and approves the consistency between the supporting documents and the deposited amount, as verified by the person in charge of fund receipts.

(Department in charge: Finance & Management Department of Woori Financial Group Inc., Real Estate Finance Dept. of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

•

Finance & Management Department, Real Estate Finance Dept., etc.

•

November 2025, February 2026

<Cash and Deposit Balance Management>

The authorized approver reviews and approves the consistency between system-recorded balances and actual balances, as verified by the person in charge of cash and deposit balance management.

(Department in charge: Finance & Management Department of Woori Financial Group Inc., Settlement Support Dept. of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 12 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 12 affiliates

•

Finance & Management Department, Settlement Support Dept., etc.

•

November 2025, February 2026

Type	Internal Control Activities performed by the Company(*1)	Targeted Entity	Results of the Assessment of Design and Operation Effectiveness(*2) (Department in charge, timing, etc.)

<Management of Sensitive Physical Assets>

Sensitive physical assets, such as corporate seals, bank accounts, OTP devices, etc. are stored in locations with restricted access. When a request is made to use such items, the authorized approver reviews the appropriateness of the purpose of use and grants approval accordingly.

(Department in charge: Management Support Department of Woori Financial Group Inc., Deposit Service Center of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

•

Management Support Department, Deposit Service Center, etc.

•

November 2025, February 2026

<Opening and Closing of Accounts>

The authorized approver reviews and approves the appropriateness of account opening and closing requests submitted by the person in charge, including the account details and the stated reason for the request, etc. prior to the approval.

(Department in charge: Finance & Management Department of Woori Financial Group Inc., Compliance Management Department of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

•

Finance & Management Department, Compliance Management Department, etc.

•

November 2025, February 2026

<Client Information Management>

The person in charge of client information management reviews relevant documents such as the business registration certificate, a copy of the bank account, etc. and submits requests to register or modify client information. The authorized approver reviews the registration or modification details along with the related supporting documents and grants approval.

(Department in charge: Management Support Department of Woori Financial Group Inc., General Affairs Dept. of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

•

Management Support Department, General Affairs Dept., etc.

•

November 2025, February 2026

<Ledger Modification>

The authorized approver for ledger modifications shall review the modification request submitted by the requesting department, assess the appropriateness of the reason for the change, and approve the request.

(Department in charge: ICT Planning Department of Woori Financial Group Inc., IT Technology Innovation Department of Woori Bank Co., Ltd., etc.)

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

No material weaknesses were identified based on the results of the testing performed.

•

Woori Financial Group Inc., Woori Bank Co., Ltd., and 8 affiliates

•

ICT Planning Department, IT Technology Innovation Department, etc.

•

November 2025, February 2026

(*1)	The term “authorized approver” refers to a department head, team leader, or other personnel with the authority for approval in the course of their duties.
(*2)

For the purpose of independent evaluation, the Company designates reviewers who are not the control performers within the department to conduct assessments of the design and operational effectiveness. In addition, the inspection results prepared by each department are further reviewed by the Company’s internal accounting department and by an external audit firm possessing a high level of independence and expertise